As filed with the Securities and Exchange Commission on June 20, 2023.

Registration Statement No. 333-261850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 9 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Savers Value Village, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5900	83-4165683
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11400 S.E. 6th Street, Suite 125

Bellevue, WA 98004

425-462-1515

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark Walsh

Chief Executive Officer

Savers Value Village, Inc.

11400 S.E. 6th Street, Suite 125

Bellevue, WA 98004

425-462-1515

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Christodoulos Kaoutzanis, Esq. John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 212-373-3000	Marc D. Jaffe, Esq. Gregory P. Rodgers, Esq. Brittany D. Ruiz, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 212-906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller reporting company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act of 1933.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 20, 2023

Prospectus

18,750,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Savers Value Village, Inc. We are offering 18,750,000 shares of common stock. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price for our common stock will be between $15.00 and $17.00 per share.

We have applied to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “SVV.” After giving effect to this offering, certain funds, investment vehicles or accounts managed or advised by the Private Equity Group of Ares Management Corporation, will hold approximately 88.2% of our outstanding common stock (or 86.7% if the underwriters exercise their option to purchase additional shares in full). Accordingly, we expect to be a “controlled company” as defined in the corporate governance rules of the NYSE and will be exempt from certain corporate governance requirements of those rules. We are also an “emerging growth company” as defined under the U.S. federal securities laws, and as such may elect to comply with reduced public company reporting requirements. Please see “Prospectus Summary—Implications of Being an Emerging Growth Company.”

	Per share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

The selling stockholders have granted the underwriters a 30-day option to purchase up to 2,812,500 additional shares at the initial public offering price, less the underwriting discount. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including upon the sale of shares of our common stock by the selling stockholders if the underwriters exercise their option.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 33.

The Healthcare of Ontario Pension Plan (“HOOPP”) and Norges Bank Investment Management, a division of Norges Bank (“Norges”), have, severally and not jointly, indicated an interest in purchasing up to an aggregate by both HOOPP and Norges of $130.0 million in shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, HOOPP and/or Norges may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to HOOPP and/or Norges. The underwriters will receive the same discount on any of our shares of common stock purchased by HOOPP and/or Norges as they will from any other shares of common stock sold to the public in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The underwriters expect to deliver the shares on or about                  , 2023.

J.P. Morgan	Jefferies	Goldman Sachs & Co. LLC	UBS Investment Bank

Baird	CIBC Capital Markets	Guggenheim Securities	Piper Sandler	B. Riley Securities	KKR

Academy Securities	AmeriVet Securities	Ramirez & Co., Inc.	Blaylock Van	Siebert Williams Shank

                , 2023

Prospectus

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of common stock and the distribution of this prospectus outside the United States.

i

Through and including                 , 2023 (the 25th day after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PRESENTATION OF FINANCIAL INFORMATION

Corporate Conversion

Prior to January 7, 2022, we operated as a Delaware limited liability company under the name S-Evergreen Holding LLC. On January 7, 2022, we converted into a Delaware corporation and changed our name to Savers Value Village, Inc. In the conversion, all of our outstanding equity interests were converted into shares of common stock. The foregoing conversion and related transactions are referred to herein as the “Corporate Conversion.”

The purpose of the Corporate Conversion was to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing investors and new investors purchasing in this offering will own our common stock rather than equity interests in a limited liability company.

Reverse Stock Split

On May 26, 2023, Savers Value Village, Inc. effectuated a reverse stock split (the “Reverse Stock Split”) of 0.713506461319705-for-1 for each share of Common Stock issued and outstanding or held in treasury. Each share that had been issued immediately prior to the Reverse Stock Split was automatically reclassified by combining such shares into a lesser number of shares such that each share of Common Stock was converted into 0.713506461319705 of a share of Common Stock, that was fully paid and non-assessable when so issued and shall have the same powers, preferences and participating, optional or other special rights, and qualifications, limitations and restrictions thereof as the shares of Common Stock issued and outstanding prior to the Reverse Stock Split; provided that no fractional shares were issued in connection with the Reverse Stock Split and all shares held by a holder after giving effect to the Reverse Stock Split were aggregated and rounded down to the nearest whole number.

Fiscal Year End

We report on the basis of a 52- or 53-week fiscal year, which ends on the Saturday closest to the last day of December. Accordingly, references herein to “fiscal year 2020” relate to the 53 weeks ended January 2, 2021, references herein to “fiscal year 2021” relate to the 52 weeks ended January 1, 2022, references herein to "fiscal year 2022" relate to the 52 weeks ended December 31, 2022 and references herein to “fiscal year 2023” relate to the 52 weeks ending December 30, 2023.

Rounding

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

ii

CERTAIN TRADEMARKS

This prospectus includes trademarks and service marks owned by us, including “Savers Value Village™,” “Savers®,” “Value Village™,” “Village des Valeurs™,” “Unique®,” “Super Savers Club®,” “Community Donation Center®,” “Thrift Proud®,” “2nd Ave®,” “2nd Ave Value Stores®” and “GreenDrop®.” This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

iii

savers® | value villageTM

What if a business could revolutionize the relationship between people, planet and profit? Welcome to the Savers® family of thrift stores and the reuse economy. For nearly 70 years, we've run a proven, successful, triple bottom line company. This is a business model consumers demand, and it's already here. savers | value villageTM | village des valeursMD | unique® | Thrift Superstore

OUR MISSION Our mission is to champion reuse and inspire a future where secondhand is second nature. From the thrill of the hunt to the joy of decluttering, we help communities harness the power of reuse to keep clothing and household items around for years to come.

OUR BRAND At Savers® pre-loved becomes re-loved by our thrifting community. They celebrate and share their finds wherever they can. Why? Ask them and they will tell you: the excitement of a one-of-a-kind discovery at an exceptional price. Fashion statements become environmental ones, too. That's Thrift Proud®. @__reme_ @lifewithkails @justinhamm_ @amandadaises @lusfinds @soa.ma.eva @thriftedstylez @niftee_thrifteee @thevillagelook thrift proud®.

OUR IMPACT

1. BUSINESS

REVENUE

$1.4B[1]

COMP STORE SALES

+13.5%[2] vs. 2021

NET INCOME

$84.7MM[1]

ADJUSTED EBITDA

$301.7MM[1]

LOYALTY MEMBERS

4.7MM

AVERAGE UNIT RETAIL PRICE

<$5[4]

2. PLANET

3.2B+ lbs.

of goods diverted from North American landfills[5]

35,000+

reusable items merchandised per store every week[6]

In FY2022, our thrifters purchased 279 million items, including:

- 72 million tops & pants
- 6 million dresses
- 6 million coats
- 10 million pairs of shoes
- 11 million accessories
- 13 million pieces of kitchenware
- 21 million books

90%+

of our supply is locally sourced[7]

3. PEOPLE

$580MM+

25+

79%

59%

56%

1 During fiscal year 2022 • 2 Comparable store sales growth (for fiscal year 2022 versus fiscal year 2021, as indicated above) • 3 U.S. & Canada during the 12 months ended April 1, 2023 • 4 As of December 31, 2022 • 5 For fiscal year 2018 through fiscal year 2022 • 6 As of April 1, 2023 • 7 Yearly average for fiscal year 2018 through fiscal year 2022 • 8 Total amount paid for fiscal year 2018 through fiscal year 2022 • 9 U.S. and Canada, during the 12 months ending April 1, 2023

OUR IMPACT What's good for people, communities and the planet, is also good for business. Thrift is proof the reuse economy works and is the future of retail. 1. BUSINESS 2. PLANET 3. PEOPLE REVENUE ___ $1.4B1 COMP STORE SALES ___ +13.5%2 vs. 2021 NET INCOME $84.7MM1 ADJUSTED EBITDA_ $301.7.4MM1 LOYALTY MEMBERS ___ 4.7MM active loyalty members as of April 1, 2023 drive 69.6% of total point-of-sale transaction value3 AVERAGE UNIT RETAIL PRICE ___ <$5 3.2B+ lbs. of goods diverted from North American landfills4 34,000+ reusable items merchandised per store every week5 Each year on average our thrifters purchase6: 73 Million tops & pants 6 million coats 11 Million accessories 22 million books 5 million dresses 10 Million pairs of shoes 12 Million pieces of kitchenware 90%+ of our supply is locally sourced6 $580MM+ paid to our non-profit partners for secondhand clothing and household goods7 25+ year average relationship with our top 10 non-profit partners 79% of open salaried management positions filled by internal promotions8 59% of management roles held by team members identifying as female8 56% of U.S. workforce is represented by diverse backgrounds and ethnicities8 1 During fiscal year 2021 • 2 U.S. comparable store sales growth (for fiscal year 2021 versus fiscal year 2019 and versus fiscal year 2020, as indicated above) • 3 U.S. & Canada during the 12 months ended October 2, 2022 • 4 For fiscal year 2017 through fiscal year 2021 • 5 During the 12 months ended October 1, 2022 • 6 Yearly average for fiscal year 2017 through fiscal year 2021 7 Total amount paid for fiscal year 2017 through fiscal year 2021 • 8 As of January 1, 2022 • OUR IMPACT What's good for people, communities and the planet, is also good for business. Thrift is proof the reuse economy works and is the future of retail. 1. BUSINESS 2. PLANET 3. PEOPLE REVENUE ___ $859.3MM1 COMP STORE SALES ___ +16.3%2 vs. 2019 +77.4%2 vs. 2020 NET INCOME $83.4MM1 LOYALTY MEMBERS ___ 4.5MM active loyalty members drive 70.3% of total point-of-sale transaction value3 AVERAGE UNIT RETAIL PRICE ___ <$5 3.4B+ lbs. of goods diverted from North American landfills4 +35,000 reusable items merchandised per store every week5 Each year on average our thrifters purchase6: 82 Million tops & pants 6 million coats 13 Million accessories 25 million books 6 million dresses 12 Million pairs of shoes 13 Million pieces of kitchenware 90%+ of our supply is locally sourced7 $670MM+ paid to our non-profit partners for secondhand clothing and household goods8 25+ year average relationship with our top 10 non-profit partners 87% of open salaried management positions filled by internal promotions9 61% of management roles held by team members identifying as female10 49% of U.S. workforce is represented by diverse backgrounds and ethnicities10 1 YTD Q3 2021 • 2 U.S. comparable store sales growth (YTD Q3 2021 vs. YTD Q3 2019 and vs. YTD Q3 2020) • 3 U.S. & Canada 12 months ended October 1, 2022 • 4 2016 - 2020 • 5 2019 internal company data • 6 2015 to 2019 7 Cumulative between 2017-2021 • 8 Average between 2015-2019 • 9 U.S. & Canada since January 2021 • 10 As of August 2021

A LETTER FROM OUR CHIEF EXECUTIVE OFFICER At Savers Value VillageTM, our mission is to champion reuse and inspire a future where secondhand is second nature. I believe in it today, and I see the immense potential ahead as more consumers come to believe in it too. If you are new to our company and the thrift industry, we are excited to welcome you. If you know us already, thank you for remaining with us on this incredible journey. The Savers(R) family of thrift stores is the largest for-profit thrift operator in the United States and Canada. We have over 300 stores in the United States, Canada and Australia and 21,000 team members who are engaged and committed to our mission. Our position is strong because our business model-vertically integrated across supply and processing, brick and mortar retail, and sales to wholesale reuse customers-differentiates us from others in the industry, and we believe our scale and capabilities cannot be easily replicated. We've made a promise to affect the world for the better as we grow: to benefit local communities by partnering with non-profits, to benefit the planet, and to benefit our shareholders. People, planet and profit--that is our triple bottom line. In 1954 we opened our first thrift shop in an old San Francisco movie theater, and since then, we've been innovating our stores and operations to redefine the modern thrift experience. Through economic and fashion cycles, and across generations, we've shown resiliency and remain Thrift Proud(R)-a mantra that has brought us to today: the most exciting time in our company's history. Whether you refer to us as "secondhand," "thrift" or "reuse," Savers is the place for anyone and everyone to buy necessities and to explore one-of-a-kind products-all with an average price tag of under $5. Our value proposition attracts customers from all walks of life who are embracing thrift for an authentic experience that creates shareable moments. For many, thrifting is about the thrill of the treasure hunt. You don't know you need it until you see it-that 70's daisy print salad bowl... a football jersey from your alma mater... a kid's toy that makes the perfect gift. While thrifting should always be fun, we take secondhand seriously, and we are committed to our local impact.

Here is how we work. Our typical store has a Community Donation Center(R) (CDC) to accept clothing and household items people no longer want or need on behalf of a local non-profit partner. In addition, our GreenDrop(R) locations provide communities surrounding our stores with further donation opportunities benefiting a local non-profit. We operate our CDCs and GreenDrop locations as a registered professional fundraiser (where required), paying our non-profit partners for these donated goods to create revenue they can use to help fund their missions. Our non-profit partners work to better our communities, fight disease, support youth at risk and provide services for veterans, among many other important causes. These relationships are longstanding, with some spanning decades, which is a testament to our team members' dedication to delivering for our non-profit partners and to consumers who are committed to decluttering responsibly. Dropping off reusable goods for our non-profit partners at our Community Donation Centers and GreenDrop locations is a convenient, fast and friendly experience that encourages repeat donors and creates unlimited possibilities for our customers to access a huge range of brands, styles and products. We then sort through these items and select merchandise for our sales floors where thrifters come in search of style-defining discoveries across apparel, accessories and everyday housewares. This seamless experience is created by our team members who keep our inventory fresh by stocking thousands of pre-loved products on each of our stores' racks and shelves every day. Processing thrift is hard work. It requires sifting through drop-offs to separate items that can be placed on our sales floors from those our wholesale customers can reuse or repurpose. We're innovating to streamline item processing at Centralized Processing Centers (CPCs), powered by industry-leading technology exclusive to Savers. By moving processing from stores to CPCs, we now have the flexibility to expand into prime retail locations with smaller footprints in more densely populated areas. One of the best parts of what we do is divert millions of reusable items away from landfills every year. We recognize that shoppers today are discerning, engaged and more conscious consumers. They want a broad product selection, but not at the expense of the environment. It takes 700 gallons of water to produce just one new cotton t-shirt-that's as much as you'll drink in two and a half years. More than 26 billion pounds of textiles are thrown away every year in the United States alone, 95% of which could have been reused or repurposed. When people understand this impact, and recognize their own potential contribution, they want to participate in the reuse economy. And it is important to them that their favorite retailers are doing so, too, in a meaningful way.

As we look to the future, we are focused on and excited about our growth plan: First, grow the footprint. The things people love most about thrift are best executed in-store, and we have identified approximately 2,200 potential new stores, the vast majority of which is comprised of infilling the markets where we already exist. Both current and new markets are underpenetrated, particularly in the South and West of the United States and in Central Canada. Second, continue to drive consistent comparable store sales growth. Capitalizing on strong secular trends, this will continue to be a priority as we enhance our product offerings, improve the shopping experience, expand our loyal customer base and drive brand awareness. Third, keep innovation and operational excellence at the center. This has been a part of our culture since the beginning and a major differentiator of our for-profit model. We are directing investment to elevate the retail experience and leverage new technology like our innovative CPCs. Finally, pursue inorganic growth opportunities. The thrift sector is fragmented and ripe for consolidation. There are strong regional players that may benefit from our infrastructure and would offer us the opportunity to scale in new or underpenetrated markets. We are also looking at businesses that could add value on the operational side. To make this plan a reality, I am honored to work alongside our leadership team of thrift veterans and technology, manufacturing and supply chain experts. I'm also immensely grateful to our Savers team members who work tirelessly to deliver for our customers, non-profit partners, and the planet. Thank you for taking the time to learn more about our company. Our model is powerful, the thrift industry is resilient and poised for significant growth, and our future is bright. Sincerely, Mark Walsh, CEO savers® | value villageTM | village des valeursMD | unique®

PROSPECTUS SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, all references in this prospectus to “Savers Value Village, Inc.,” “S-Evergreen Holding LLC,” the “company,” “we,” “us,” “our” or similar terms refer to Savers Value Village, Inc. and its consolidated subsidiaries. Where we present data or information “on an as-adjusted basis” (or words of similar import), such data or information is presented after giving pro forma effect to this offering and the related transactions. See “Capitalization.”

Company Overview

Our mission

To champion reuse and inspire a future where secondhand is second nature.

From the thrill of the hunt to the joy of decluttering, we help communities harness the power of pre-loved stuff to keep reusable items around for years to come.

Who we are

We are the largest for-profit thrift operator in the United States and Canada based on number of stores. With over 22,000 team members, we operate a total of 317 stores under the Savers, Value Village, Village des Valeurs, Unique and 2nd Ave. banners. We are committed to redefining secondhand shopping by providing one-of-a-kind, low-priced merchandise ranging from quality clothing to home goods in an exciting treasure-hunt shopping environment. We purchase secondhand textiles (e.g., clothing, bedding and bath items), shoes, accessories, housewares, books and other goods from our non-profit partners (“NPPs”), either directly from them or via on-site donations (“OSDs”) at Community Donation Centers at our stores as well as through GreenDrop locations. We then process, select, price, merchandise and sell these items in our stores. Items that are not sold to our retail customers are marketed to wholesale customers, who reuse or repurpose the items they purchase from us. We believe our hyper-local and socially responsible procurement model, industry-leading and innovative operations, differentiated value proposition and deep relationships with our customers distinguish us from other secondhand and value-based retailers.

We offer a dynamic, ever-changing selection of items, with an average unit retail (“AUR”) price under $5. We have a highly engaged customer base, with over 4.7 million active loyalty program members in the United States and Canada who shopped with us as of April 1, 2023, driving 69.6% of point-of-sale transaction value during the twelve months ended April 1, 2023. Our business model is rooted in environmental, social and corporate governance (“ESG”) principles, with a mission to positively impact our stakeholders—thrifters, NPPs and their donors, our team members and our stockholders. As a leader and pioneer of the for-profit thrift category, we seek to positively impact the environment by reducing waste and extending the life of reusable goods. The vast majority of the clothing and textiles we source are sold to our retail or wholesale customers. During fiscal year 2022 and the three months ended April 1, 2023, we processed 985 million and 240 million pounds of secondhand goods, respectively. During fiscal year 2022, we generated $1,437.2 million of net sales, $84.7 million of net income and $301.7 million of Adjusted EBITDA, resulting in a 5.9% net income margin and a 21.0% Adjusted EBITDA margin. During the three months ended April 1, 2023, we generated $345.7 million of net sales, a $10.2 million net loss and $59.0 million of Adjusted EBITDA, resulting in a 2.9% net loss margin and a 17.1% Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin are considered non-GAAP financial measures under the SEC’s rules because they exclude certain charges included in net income (loss) calculated in accordance with GAAP. For additional information on our use of non-GAAP financial measures and a reconciliation to the nearest GAAP measure, see “Prospectus Summary—Summary Financial and Other Data—Key business metrics and non-GAAP financial measures.”

The U.S. secondhand market, which is a subset of the broader retail market, reached approximately $35 billion in 2021 and is expected to grow to more than $82 billion by 2026. Thrift accounted for approximately 60% of the total secondhand market in 2021, and we believe we benefit from the powerful secular trends driving growth in the sector. We also believe consumers are increasingly concerned about the environmental impact of the clothes they wear. As of June 2022, more than one in three U.S. shoppers and nearly half of Canadian shoppers surveyed reported caring more about the environmental impact of their apparel choices today than they did three years ago. There is a growing awareness that the textile and clothing industry is one of the most environmentally damaging sectors of the economy.

Meanwhile, discarded clothing remains the largest source of textile waste in the world, with the average U.S. citizen throwing away 81 pounds of clothing each year, 95% of which could have been re-worn or repurposed; yet 85% of this material ends up in landfills. To put this another way, the Ellen MacArthur Foundation (the “EMF”) reports that one garbage truck of textiles is landfilled or incinerated every second. Thrift as a business model provides one of the most effective solutions in mitigating the environmental cost of clothing and extending its life.

Track record of consistent growth and recent performance

We have a proven track record of consistently delivering comparable store sales growth across the United States and Canada. Prior to the start of the COVID-19 pandemic in March 2020, we achieved over ten years of positive comparable store sales growth across the United States and Canada and our business has recovered strongly from COVID-19-related disruptions.

10+ years of consistent comparable store salesgrowth in the U.S. and Canada (pre-COVID) 3.7% 2.6% 2.4% 5.1% 3.4% 4.7% 3.6% 4.5% 5.3% 4.6% 4.5% 4.8% 3.7% 7.1% 3.9% 4.3% 4.8% 7.2% 1.1% 7.9% 0.9% 1.4% 4.4% 3.2% 7.8% 3.4% -29.3% -27.8% 64.8% 24.3% FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 FY2019 FY2020 FY2021U.S. Canada

Powerful, Vertically Integrated Business Model

We have innovated and invested in the development of significant operational expertise in order to integrate the three highly-complex parts of thrift operations—supply and processing, retail, and sales to wholesale markets. Our business model enables us to provide value to our NPPs and our customers, while driving attractive profitability and cash flow.

Three vertically integrated businesses Supply & processing Retail Wholesale

Supply and processing

We source our merchandise locally by purchasing secondhand items donated to our NPPs primarily through three distinct and strategic procurement models:

•

delivered supply, which includes items donated to and collected by NPPs through a variety of methods, such as neighborhood collections and donation drives, and delivered to our stores or Centralized Processing Centers, or “CPCs”;

•	on-site donations, or “OSDs,” which are donations of items by individuals to our local NPPs made at Community Donation Centers located at our stores; and

•

GreenDrop locations, which are mobile donation stations placed in convenient, attractive and high-traffic locations that offer a fast and friendly experience to donors in the communities surrounding our stores.

Our business model is predicated on sourcing and selling quality secondhand items to our customers in local communities. We are able to meet our customer demand given our deep relationships with an extensive network of locally-based NPPs that is unmatched in the thrift industry. Our local sourcing strategy also reduces transportation costs and emissions typically associated with the production and distribution of new merchandise.

The quantity and quality of our supply of secondhand items has continued to evolve and improve, particularly as OSDs and GreenDrop have both grown as a percentage of the pounds of goods we process. While it is strategically important for us to maintain a diverse supply mix, items sourced through OSDs have a cost per pound that is on average one-third that of delivered supply from our NPPs. Because OSD volume is primarily driven by convenience, the more we are able to expand our footprint and geographic reach, the more we expect to attract and procure additional OSD supply, which benefits our supply cost and yields. The average store’s OSDs have grown at a 5.0% compound annual growth rate (“CAGR”) from fiscal year 2018 through fiscal year 2022, and their contribution to total pounds processed has expanded from 48.6% to 62.9% during the same period. Additionally, our acquisition of 2nd Ave. in November 2021 included GreenDrop, which allows donors to drop off their items at attended donation stations that are movable and can be placed in attractive locations that optimize for high-quality donations, is strengthening our supply base. During fiscal year 2022, 9.9% of total pounds processed stemmed from GreenDrop. We are currently expanding the use of GreenDrop to our other locations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Powerful, Vertically Integrated Business Model” for additional details.

In addition, data analytics have played a critical role in elevating the quality of our delivered supply by enabling us to concentrate on supply sources with quality goods, which has been a significant driver of our gross product margin.

Nearly all of our retail stores have space dedicated to handle the processing of secondhand goods that provide the inventory to be sold on our retail sales floors. We are currently implementing our CPC strategy, having opened our first CPC in the third quarter of fiscal year 2021, a second CPC in the second quarter of fiscal year 2022 and a third CPC in the first quarter of fiscal year 2023. The CPC system is an offsite, semi-automated processing facility that mechanizes the flow of clothing, accessories and shoes through an integrated series of conveyor belts, robotics, sensors and other technology.

Retail

Our continued investment in our stores has both elevated and modernized the thrift shopping experience, transforming our stores into a destination for all generations with increasing traffic from younger generations.

Our store experience directly reflects our mission to make secondhand second nature. We deliver a well merchandised environment that maximizes customer engagement and supports a core tenet for any thrifter—the treasure hunt. Our stores offer a wide selection of quality items across clothing, home goods, books and other items at convenient locations. As of April 1, 2023, more than 35,000 items were merchandised per store every week. Our sales floor inventory is also regularly rotated and refreshed, with inventory turns of roughly 15 times a year, providing our customers with an extensive, ever-changing selection at tremendous value.

We are enhancing our visual presentation with the roll out of our updated “Thrift Proud” sign package that has a great new look, while communicating who we are and what we do. In addition, we have enhanced the customer experience with the introduction of self-checkout kiosks that significantly shorten and, at most times of the day, eliminate payment lines. As of April 2023, we have implemented self-checkout kiosks in 99% of our stores in the U.S. and Canada.

We have a continuous feedback loop on the customer experience. Our REactions surveys take the pulse of our customers on a weekly basis regarding the shopping experience and environment. This information is proactively shared with our leadership team and cascaded to store managers, who are measured on their ability to improve operations.

As donations continue to grow and awareness of secondhand shopping increases, we believe more consumers are likely to become thrift shoppers. As of June 2022, 80% of consumers surveyed reported that they donated secondhand apparel within the last twelve months, and 95% of consumers surveyed cited that, three years from now, they plan to donate as much or more across all of our major product categories. Furthermore, consumers strongly prefer donating apparel over reselling it, with consumers donating approximately two-thirds of their unwanted apparel and reselling less than 10% of it as of June 2022.

Wholesale reuse and repurpose

Historically, we have displayed approximately 50% of all textile items we receive on our retail sales floors, approximately 50% of which are sold to thrifters. In support of our efforts to extend the life of reusable goods and recover a portion of the cost of acquiring our supply of secondhand items, we sell the majority of textile items unsold at retail to our wholesale customers, predominately comprised of textile graders and small business owners, who supply local communities across the globe with gently-used, affordable items like clothing, housewares, toys and shoes. Textiles not suitable for reuse as secondhand clothing can be repurposed into other textile items (e.g., wiping rags) and post-consumer fibers (e.g., insulation, carpet padding), further reducing waste.

Our powerful, vertically integrated model Reusable goods Supply 1. Onsite donations: 70% 1 2. Delivered supply: 30% 1 Processing Items sorted for retail or wholesale. Goods unable to be reused or repurposed. Retail Thousands of items are priced and merchandised. Customers Unsold reusable goods. Wholesale The majority of unsold textiles, shoes and books go into the global reuse economy. Customers Extend the life of items through: Items reused as secondhand. Textiles repurposed into other items. Textiles turned into post-consumer fibers. FY2021

ESG impact

Environmental: Our business model is designed to maximize the life of reusable goods, and we found a reuse for over 3.2 billion pounds of secondhand items from 2018 to 2022. During fiscal year 2022, our thrifters purchased 279 million various items.

Our impact 3.2B+ lbs. of reusable goods diverted from North American landfills2017-2021 $615mm+ paid to our non-profit partners for secondhand clothing and household goods 2017-2021 From 2017 to 2021, on average, our thrifters purchased: 73 million tops and pants 5 million dresses 6 million coats 10 million pairs of shoes 11 million accessories 12 million pieces of kitchenware 22 million books

The environmental impacts of textile manufacturing are well documented. The textile industry largely relies on non-renewable resources such as oil for synthetic fibers, fertilizer to grow cotton and chemicals associated with the production, dyeing and finishing of fibers and textiles. Between 2002 and 2017, the EMF found that clothing production approximately doubled, while utilization decreased by 36%. In addition, textile production is both energy-intensive and water-intensive. EMF estimates that the production of textiles resulted in 1.2 billion tons of carbon dioxide equivalent in 2015, which outpaced the year’s carbon dioxide emissions from all international flights and marine shipping, with additional impacts on local environments. With respect to water usage, which includes cotton farming, EMF also found that the textile industry used approximately 93 billion cubic meters of water each year, while contributing to water scarcity in many parts of the world. Since less than 1% of the material used to produce new clothing can be recycled into new clothing, the reuse of clothing, rather than the purchase of new clothing, is key to mitigating the environmental impacts of the textile industry. In order to achieve the 2030 Paris climate objectives, 20% of garments worldwide must be traded through circular business models.

Following a similar purchase in 2021, in 2022 we purchased enough Renewable Energy Certificates to match our electricity usage with renewable energy at our two corporate offices and our largest U.S. and Canadian Wholesale Distribution and Reuse Centers. Additionally, we are committed to further reducing our emissions and energy consumption whenever feasible. Over the last several years, we have completed a LED lighting retrofit for more than 90% of our U.S. and Canadian stores and warehouses.

We have engaged third-party consultants to perform assessments of the Company’s economic and environmental impacts in various communities where we have operations. For example, the Sage Policy Group studied our Maryland-based operations in 2022, during which time we had 12 stores in Maryland. Including secondary economic and fiscal impacts, the Sage Policy Group found that (1) we supported more than 1,500 jobs and $57 million in statewide employee compensation; (2) we generated more than $98 million in annual economic activity; (3) we created more than $7.2 million in state level tax revenues and $3.7 million for Maryland’s local governments each year; (4) we kept

24,000 tons of solid waste out of Maryland’s waste stream, producing an equivalent mass of fiber that would generate more than 87,000 tons of CO2 equivalent; and (5) those 87,000 tons of CO2 equivalent is an amount equivalent to the annual CO2 output of 17,200 typical passenger cars.

Social: Our business model is predicated on sourcing our supply from local non-profit organizations in the communities where we do business. The contracts we enter into with our NPPs are typically 1-3 years in duration. Our relationships with our top 10 NPPs average more than 25 years. Over the last five years, we have paid our NPPs more than $580 million for secondhand goods, providing them with unrestricted revenue to support their community-focused missions. From 2018 to 2022, over 90% of our supply was locally sourced, delivering a broad and diverse selection to our customers and fostering a sense of community.

Our leading “people” metric across our organization is team member engagement, which is scored across various areas, including overall job satisfaction, whether the team member would recommend us as a place to work, personal commitment, being energized at work and intent to remain employed. Our team member engagement is considered best-in-class, as measured by an external consultant, comparing our results to other companies in the retail sector. Team member engagement is crucial to customer satisfaction and the satisfaction of our NPPs and their donors.

We also invest in the training, development and advancement of our team members. During the twelve months ended April 1, 2023, more than 79% of open salaried management positions in the United States and Canada were filled by internal promotions. As of April 1, 2023, more than 59% of the management roles in our stores and corporate operations were held by team members identifying as female, and 56% of our U.S. workforce was represented by diverse backgrounds and ethnicities.

Governance: We are committed to ethical practices in every aspect of our business and have adopted a Savers Code of Conduct that outlines our expectations for internal interactions and helps us maintain compliance with local laws and regulations. Our five core values guide our strategic direction and how our team members interact with one another, our communities and our customers: (1) make service count; (2) celebrate uniqueness; (3) do the right thing; (4) find a better way; and (5) make an impact.

Our Market Opportunity

We operate within the large, fragmented and fast-growing secondhand market, which is a subset of the broader retail market. In addition to being recession-resilient, growth in the secondhand market is accelerating due to a number of powerful secular trends. These trends have been confirmed by a consumer survey we commissioned, which was conducted by Transom Consulting Group LLC (“Transom”) during 2022.

The emergence of conscious consumerism

Consumers are increasingly taking into consideration the ESG impacts of their shopping decisions and the brands with which they choose to interact. As of June 2022, 92% of consumers surveyed reported that they expect to spend as much or more on secondhand apparel compared to their current spending, and 95% of consumers surveyed indicated that they expect to spend as much or more on key non-apparel categories including books, home décor and furniture.

Growing importance of value retail and treasure hunt experience

The relevance of value shopping and treasure hunting has grown stronger in recent years. Our thrift model provides a highly compelling, differentiated customer proposition and experience that gives us a competitive advantage over traditional retail and other existing secondhand options. Today’s consumers, and thrifters specifically, are seeking experiential shopping opportunities and compelling value propositions, combined with the multifaceted possibilities of brands and styles. They are drawn to the excitement of finding great value through a treasure hunt experience. That experience, combined with our low AUR, makes us more attractive to customers than traditional retail. As of June 2022, approximately 60% of shoppers surveyed indicated that thrift shopping is becoming more cool, popular, and/or acceptable, and 66% indicated that they would gladly receive an item purchased at a thrift store as a gift.

Furthermore, our in-store experience and broad, ever-changing inventory cannot be replicated online. The in-store thrift shopping experience is overwhelmingly preferred by consumers over online resale. As of June 2022, approximately 70% of secondhand shoppers surveyed reported preferring to shop in-store for reasons associated with convenience, the in-store experience (e.g., the thrill of the treasure hunt) and cost savings. We believe that we operate leading brands within the thrift industry offering consumers this unique experience.

Fast-growing secondhand market across both demand and supply

Secondhand demand-side total addressable market: The secondhand market is rapidly growing and continues to gain share in the total retail market from a wide range of traditional retailers, including department stores, fast fashion brands and off-price retailers. The secondhand market consists of both resale (e.g., consignment) and thrift goods, with thrift accounting for approximately 60% of the total market during 2021. In the United States alone, the secondhand market reached approximately $35 billion in 2021 and is expected to grow to more than $82 billion by 2026, representing a CAGR of 18% between 2022 to 2026.

U.S. secondhand apparel market growth expected to accelerate +21% CAGR to $77bn by 2025. Size of the total U.S. approval market Secondhand % of total U.S. apparel. $253 $258 $263 $270 $270 $276 $286 $290 $226 $283 $294 $302 $310 4% 5% 5% 6% 7% 7% 8% 10% 12% 14% 15% 18% 21% 25% ($bn) =12% '12A-'20A secondhand CAGR +21% '21E-'25E secondhand CAGR $11 $12 $14 $15 $18 $20 $24 $28 $27 $36 $43 $53 $64 $77 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Source: GlobalData 2021 market sizing and growth estimates, Euromonitor.

Our total market opportunity continues to grow due to a general rise in demand for secondhand goods in part as consumers continue to expand the occasions for shopping for secondhand goods. As of June 2022, more than 80% of consumers surveyed reporting having engaged with a thrift store in the last twelve months as shoppers, donors, or both. As of April 2023, Salvation Army and Goodwill, the two leading non-profit thrift operations in the United States, operated approximately 8,000 locations and 3,000 locations, respectively, further indicating that there is a robust market for secondhand goods.

Secondhand supply-side total addressable market: There is an abundant and growing source of supply that facilitates the availability of secondhand and thrift goods. As this market continues to develop and expand with the opening of new points of collection, there is significant opportunity to unlock and drive further donations from OSDs and GreenDrop locations, both of which are typically driven by a combination of location, convenience, ease of drop and a fast and friendly experience, all of which will ultimately benefit our NPPs.

In the three months ended April 1, 2023 and the three months ended April 2, 2022, we processed 240 million pounds of secondhand goods during each quarter. As donations continue to grow and awareness of secondhand shopping increases, we believe more consumers are likely to become thrift shoppers.

Competitive Strengths

We have been able to delight millions of customers each year and grow our business consistently through the following competitive strengths:

A leader in the industry with a powerful business model

We are the largest for-profit thrift operator in the United States and Canada. With 317 retail stores under our Savers, Value Village, Village des Valeurs, Unique and 2nd Ave. banners, we are nine times larger than the next largest for-profit thrift operator. In Canada, our principal brand, Value Village, is the largest in thrift volume and had over 93% aided brand awareness as of January 2021. We believe our significant scale advantage allows us to deliver extreme value and a superior shopping experience to customers, while generating strong cash flow that can be reinvested in our business.

We have innovated and integrated three highly-complex parts of thrift operations—supply and processing, sales to retail and wholesale markets—through significant operational expertise and investments. This has created a compelling business model which is differentiated against online competition and traditional retail, based on our treasure-hunt experience and low AUR. Our AUR, which is under $5, is approximately 70% lower than that of our retail competitors. Further, our business has demonstrated resilience through economic cycles. Such advantages of our business model provide compelling value to customers, drive attractive profitability for the business and underpin positive comparable store sales growth. Prior to the start of the COVID-19 pandemic in March 2020, we achieved over ten years of positive comparable store sales growth across the United States and Canada, and our business has recovered strongly from COVID-19-related disruptions. As interest in the secondhand market continues to grow, we will have the opportunity to elevate and define the thrift experience for decades to come.

Clear differentiation from traditional retail Traditional retailers Savers(R) Sustainability is often an add-on Sustainability is intrinsic Limited breadth of product offerings Wide variety of product offerings Macro-level sourcing risks Long-term strategic sourcing relationships High seasonality Low seasonality Standardized product offering Treasure hunt E-commerce threat high E-commerce threat low Substantial advertising expenditures Low advertising expenditures Significant investment in inventory Low inventory investment / favorable working capital dynamic Cyclical Cycle-resistant Significant exposure to supply chain disruptions Minimal exposure due to hyper-local supply model

Unmatched value proposition driving exceptional customer engagement

We offer quality items at one of the deepest values across all of our product categories and an exciting, engaging treasure hunt experience in a contemporary in-store atmosphere, which underpins strong customer loyalty. Our most engaged customers are members of our Super Savers Club® loyalty program. As of April 1, 2023, we had 4.7 million active members enrolled in our U.S. and Canadian loyalty programs who have made a purchase within the last 12 months, compared to 4.3 million active members as of April 2, 2022. Our members earn points or store credit, which further enhances the value shopping experience. Members in both the United States and Canada receive exclusive coupons and offers via email, as well as a special birthday coupon.

During the twelve months ended April 1, 2023, U.S. loyalty members spent approximately 27% more per shopping trip than non-members. During the same period, U.S. loyalty members shopped at our stores an average of 6.6 times annually. During the twelve months ended April 1, 2023, the top three loyalty segments, which represented approximately 49% of active members in the United States during that period, shopped with us more than 12 times per year. The attrition rate was less than 5% among the top two loyalty segments as of April 1, 2023. We have e-mail addresses for 77% of our U.S. and Canadian active loyalty members as of April 1, 2023. In addition, as of April 1, 2023, 27% of our U.S. loyalty members had annual household incomes of over $75,000, and 73% identified as female.

We have a particularly active presence on social media platforms, including Facebook, Instagram and Pinterest, to connect with our customers, and we also partner with a number of social media “influencers” who generate further awareness of our brands through sponsored content. At the core of our “Thrift Proud” movement, our customers and followers on social media serve as influential peer-to-peer brand ambassadors and are tagging our brand and banners in thousands of photos and videos weekly. We enjoy highly engaged communities on social media who are inspired by thrift hauls, shopping cart photos, do-it-yourself and upcycling, creating “new from used.” As of April 1, 2023, Savers, Value Village, Village des Valeurs and Thrift Proud branded hashtags had more than 306 million organic views on TikTok alone, 143,000 followers on Instagram and 360,000 likes on Facebook.

Supply model with proven capacity to drive growth

Quality and volume of supply play a critical role in driving traffic and customer frequency and engagement. We have developed a proven strategy to continuously improve our supply model. In order to maximize supply quality, we periodically assess sales yield, which we define as revenues generated per pound processed, from each supply source to make informed decisions on supplier selection. This approach ultimately improves both our revenue and profitability. We have been strategically focused on increasing our OSDs, particularly in increasing convenience and proximity to potential donors. OSDs not only drive profitability but also enhance the consistency and reliability of supply to each of our stores. We expect our focus on increasing OSDs will contribute to further improvement and growth in our supply.

Culture of innovation and operational excellence

Our culture of innovation underpins our key decisions and the way we run our business. We continue to be an industry leader with innovation to improve the customer experience, while enhancing operational efficiency. We have continuously improved our thrift operations across sourcing, processing and retailing. We have recently launched major initiatives that will further reinforce our competitive advantage and have a measurable impact on our financial profile:

•

Self-checkout: We are rolling out self-checkout kiosks in many of our stores in order to enhance the customer experience, with shorter lines and more access points. As of April 2023, we have implemented self-checkout kiosks in 99% of our stores in the U.S. and Canada. We estimate that self-checkout kiosks also can save up to 80 labor hours per week per store, which is expected to reduce our labor costs.

•

Automated Book Processing (“ABP”): The ABP system is an integrated set of technologies that efficiently identify, price and sort books based on their critical attributes (e.g., genre, author, market price). The system design consists of high-speed conveyors, optic recognition, robot tagging and an automated book distribution system working in concert to increase throughput over traditional, manual processes.

•

Centralized Processing Centers (“CPCs”): The CPC system is an offsite, semi-automated processing facility that mechanizes the flow of clothing, accessories and shoes through an integrated series of conveyor belts, robotics, sensors and other technology. We believe our CPCs will improve upon our traditional process by driving sales yield improvements, labor efficiencies and enabling grader specialization and pricing precision.

Attractive financial profile with proven track record of consistent growth

We achieved positive comparable store sales growth from 2009 through 2019, even throughout recessionary periods. We have also delivered steady and consistent gross product margin expansion over the last several years, from 46.4% for fiscal year 2015 to 58.3% for fiscal year 2022. We define gross product margin as net sales minus cost of merchandise sold, exclusive of depreciation and amortization, divided by net sales. We have utilized multiple levers that are unique to our business model to drive margin improvements, especially the growth of OSDs as part of our supply mix and sales yield improvement. As a result of our attractive financial profile, we have significant flexibility with respect to capital allocation, giving us the ability to drive long-term shareholder and stakeholder value through various operating and financial strategies.

Highly experienced and strategic leadership

Our strategic vision and culture are directed by a leadership team that combines deep industry expertise and advanced operational capabilities to continuously innovate our business. Given the unique needs of the business, our leadership team has diverse backgrounds across not only retail but also technology, manufacturing and supply chain. We are committed to ethical practices in every aspect of our business and are guided by people who fundamentally do the right thing.

How We Plan to Grow

Strategically grow our store base

Our goal is to expand our position as the leading for-profit thrift operator by expanding our store footprint. We have identified approximately 2,200 potential new locations across the United States and Canada based on a third-party analysis prepared for us by Transom. We opened eight net new stores during fiscal year 2022 and target opening approximately 12 new stores in 2023. We target opening approximately 20 or more new stores annually from 2024 through 2026.

•

In-fill opportunities: We will continue to identify attractive locations in our existing markets by leveraging our brand awareness and operational capabilities, and where we have the advantage of both attractive supply and demand. These in-fill opportunities will include both traditional and alternative format stores.

•	Adjacent store opportunities: We also will pursue opportunities to expand our regional footprint in adjacent areas where we can leverage our operational capabilities and regional market knowledge.

•	Greenfield store opportunities: We are currently underpenetrated in multiple important regional markets, including the South and West regions of the United States and in Central Canada.

Expansive new store opportunity Locational strategy based on demographic data and third-party analysis.Current stores1 297In-fill Stores ~1,400Adjacent Stores ~500Greenfield Stores ~300Systematic, data-driven new store opening frameworkDeep understanding of supply and demand dynamicsAll stores leases singed for 2022 openingsTeam with a track record of new store openingsTotal new store potential: ~2,2002As of 01/01/2022.1 Current stores consists of open stores as of October 1, 2022 including those acquired in the 2nd Ave. Acquisition. 2 Based on a third-party analysis prepared for us. This is a goal / target and is forward-looking, subject to significant, business, economic, regulatory and competitive uncertainties and contingencies, many of which arebeyond the control of the Company and its management and is based upon assumptions with respect to future decisions, which are subject to change. See the section titled "Risk Factors" in the Registration Statement. Actual results will vary, and those variations may be material. Nothing in this presentation should be regarded as a representation by any person that these goals and targets will be achieved, and the Company undertakes no duty to update its goals.

Driven by our disciplined real estate selection approach, we expect to deliver attractive return on investment and store-level profitability. We target most of our new stores to achieve a payback period of approximately three years. Of the 21 new stores opened since 2019, six have already returned their initial investment despite the impacts of the pandemic. Our alternative store format is designed to capitalize on high real estate availability in in-fill markets through smaller formats.

Drive consistent comparable store sales growth

Our goal is to drive consistent growth in comparable store sales growth by maintaining a superior value proposition to our customers and continuing to offer a compelling selection of quality secondhand items. Benefitting from secular tailwinds, we expect to further drive comparable sales growth with the following strategies:

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Quality product offerings: We will continue to procure ample supply of quality items to delight our customers. Our compelling selection of offerings enables us to drive both frequency with existing customers and the acquisition of new customers.

•

Improving shopping experience: We will continue to invest in the in-store shopping experience to facilitate the treasure hunt dynamics for our customers. We have invested in renovations to modernize our stores; new technologies to optimize store operations; and alternative store formats supported by CPCs.

•

Expanding engagement with our loyalty program members: Our loyalty program members have increased shopping frequencies, stronger retention, more transactions, and larger basket sizes. Our marketing efforts are designed to continue to increase our loyalty program member base.

•

Conducting brand marketing: We will continue to increase our brand marketing spend to improve our brand awareness, bolstered by the broader adoption of thrift shopping overall to drive new customer acquisition.

Continue to implement strategic initiatives to drive efficiency and expand margin

Compared to our traditional retail competitors, we have multiple levers within our control that have been critical in driving our profitability and Free Cash Flow. For instance, our data analysis has improved our sales yield, defined as sales per pound processed, which has been a primary driver of comparable store profitability. Our deliberate strategy of increasing the penetration of OSDs and GreenDrop as a percentage of total supply has had a significant impact on the quality of our supply, further increasing sales yield and ultimately our gross product margin. In addition, our recent initiatives, including self-checkout, ABPs and CPCs are expected to generate combined incremental store contributions of approximately $200,000 per store per year, based on anticipated benefits per store of approximately $100,000 for CPCs, $50,000 for ABPs, and $50,000 for self-checkout. These savings are based on management estimates of the average savings for each of our stores from these initiatives. Our culture of innovation and data orientation has been critical to driving operational efficiencies, and we will continue to lead in terms of innovating the thrift business model.

Selectively pursue other growth opportunities

In addition to our organic growth initiatives, we will also take an opportunistic yet disciplined approach toward potential inorganic growth opportunities. Given the fragmented nature of the thrift category, we believe there are significant opportunities for growth. This can be conducted through the acquisition of well-operated regional players where we believe we can build upon our infrastructure and scale to accelerate the growth of a potential target and generate synergies. Our acquisition criteria include a significant regional presence; access to a robust flow of quality supply; strong brand awareness; and a complementary cultural fit for our company. For example, in November 2021, we completed the acquisition of 2nd Ave., which added 12 stores in the Northeastern and Mid-Atlantic regions of the United States, representing a complementary store footprint for our existing store network and offering new store expansion opportunities. The 2nd Ave. Acquisition also included the GreenDrop system used to provide supply to 2nd Ave. stores, which allows donors to drop off their items at attended donation stations that are movable and can be placed in attractive, high traffic areas that are convenient to donors. We are currently expanding GreenDrop to locations in certain other markets.

Recent Developments

December 2022 Dividend

In December 2022, we paid a dividend of $69.4 million to our equityholders, using cash on the balance sheet and borrowings from our revolving credit facility (the “Revolving Credit Facility”) under our Credit Agreement, dated as of April 26, 2021, by and among Evergreen AcqCo 1 LP and Value Village Canada Inc., as borrowers, the guarantors party thereto, KKR Loan Administration Services LLC, as administrative agent and collateral agent and the lenders party thereto, as amended on November 8, 2021 and November 23, 2022 (as amended, the “Senior Secured Credit Facilities”). We subsequently repaid all amounts borrowed in connection with this dividend. No executive officers or directors received dividend payments. In connection with the dividend, we also paid one time bonuses of $6.5 million in the aggregate to certain of our employees and directors who hold equity interests which were not entitled to participate in the dividend. We refer to the dividend and the related bonus payments together as the “December 2022 Dividend.” The December 2022 Dividend was paid to our equityholders as a means to provide our equityholders with a return on their investment.

Notes Offering

On February 6, 2023, certain of our wholly-owned subsidiaries completed the issuance of $550.0 million aggregate principal amount of 9.75% Senior Secured Notes due 2028 (the “Notes”) to persons reasonably believed to be “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933 and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. The Notes will mature on April 26, 2028 and bear interest at a fixed rate of 9.75% per year, payable semi-annually on each February 15 and August 15, commencing on August 15, 2023 through maturity. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by S-Evergreen Holding Corp. and each of its existing direct and indirect wholly-owned U.S. and Canadian subsidiaries (other than the issuers of the Notes).

We used the net proceeds of the Notes to (i) permanently prepay $233.4 million of outstanding borrowings under the term loan facility (the “Term Loan Facility”) under the Senior Secured Credit Facilities, (ii) pay a dividend of $262.2 million to our equityholders, (iii) pay one-time bonuses of $23.6 million to certain of our employees and directors who hold equity interests which were not entitled to participate in the dividend, (iv) pay certain related fees and expenses and (v) for general corporate purposes. The dividend issued in relation to the Notes Offering was paid as a means to provide our equityholders with a further return on their investment. We refer to the offering of the Notes and the related transactions (including the use of the proceeds of the Notes) collectively as the “Notes Offering.”

Preliminary Estimated Unaudited Financial Results

Our preliminary estimates of the financial results, including the ranges, set forth below (collectively, the “preliminary estimated financial results”) are based solely on information available to us as of the date of this prospectus and are inherently uncertain and subject to change. These preliminary estimated financial results are forward-looking statements, are not a comprehensive statement of our financial results for the periods presented and should not be viewed as a substitute for financial statements prepared in accordance with GAAP. The preliminary estimated financial results are subject to revision as we prepare our financial statements and other disclosures as of and for the three and six months ending July 1, 2023, including all disclosures required by GAAP. Because we have not completed our normal quarterly closing and review procedures for the three and six months ending July 1, 2023, and subsequent events may occur that require material adjustments to these results, the final results and other disclosures for the three and six months ending July 1, 2023 may differ materially from the preliminary estimated financial results. These preliminary estimated financial results should not be viewed as a substitute for full financial statements prepared in accordance with GAAP or as a measure of performance. In addition, these preliminary estimated financial results are not necessarily indicative of the results to be achieved in any future period. See “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of certain factors (many of which are beyond our control) that could result in differences between the preliminary estimated financial results reported below and the actual results. Accordingly, you should not place undue reliance on these preliminary estimated financial results. Our actual interim unaudited financial statements and related notes as of and for the three and six months ended July 1, 2023 are not expected to be filed with the SEC until after this offering is completed.

The preliminary estimated financial results included in this prospectus have been prepared by, and are the responsibility of, our management. Our independent registered public accounting firm, KPMG LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary estimated financial results. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

In April and May of 2023, we achieved the following comparable store sales growth:

	Month Ended
	April 29, 2023 (estimated)	May 27, 2023 (estimated)
Comparable Store Sales Growth(1)
United States	4.7%	5.1%
Canada	7.5%	4.4%
Total	6.0%	4.7%

(1)

Comparable store sales growth is the percentage change in comparable store sales for the months ended April 29, 2023 and May 27, 2023 compared to the prior year comparable month. Comparable store sales is calculated as net sales for the period divided by stores open during the entirety of both periods that are being compared. Comparable store sales growth excludes stores acquired in the 2nd Ave. Acquisition, because those stores were not yet fully integrated during the prior year comparative period. Comparable store sales growth is measured in local currency for Canada, while total comparable store sales growth is measured on a constant currency basis.

During the first two months of our second fiscal quarter, we continued to experience comparable store sales growth across the United States and Canada, driven by increases in transactions.

During the two months ended May 27, 2023, we achieved the following net sales (comparisons are against the two months ended May 28, 2022):

	Two Months Ended
(in millions)	May 27, 2023 (estimated)	May 28, 2022 (actual)
Net sales	$231.6	$223.3

During the two months ended May 27, 2023, net sales increased 3.7% year over year when compared to the two months ended May 28, 2022, and were partially offset by a $5.9 million unfavorable exchange rate impact in 2023.

During the two months ended May 27, 2023, we achieved net income in the following preliminary estimated range (comparisons are against the two months ended May 28, 2022):

	Two Months Ended
(in millions)	May 27, 2023 (estimated)		May 28, 2022 (actual)
	Low	High
Net income	$16.5	$18.5	$20.8

Estimated net income during the two months ended May 27, 2023 declined by $3.3 million (using the mid-point of the range presented above) when compared to the two months ended May 28, 2022. The decline in net income resulted primarily from an increase in interest expense on our Term Loan Facility and Notes, and an increase in cost of merchandise sold driven by increased sales. These increases were partially offset by net sales growth and decreased foreign currency exchange losses, net relating primarily to our U.S. dollar denominated term loan held by our Canadian business.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including, but not limited to, those highlighted in the section titled “Risk Factors” and summarized below. We have various categories of risks, including risks relating to our business and industry; risks relating to legal, regulatory, accounting and tax matters; risks relating to our indebtedness and liquidity; and risks relating to this public offering and ownership of our common stock, which are discussed more fully in the section titled “Risk Factors.” As a result, this risk factor summary does not contain all of the information that may be important to you, and you should read this risk factor summary together with the more detailed discussion of risks and uncertainties set forth in the section titled “Risk Factors.” Additional risks, beyond those summarized below or discussed elsewhere in this prospectus, may apply to our business, activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate. You should carefully consider these risks before making an investment. These risks include, but are not limited to, the following:

•

If we fail to obtain a sufficient quantity of new and recurring quality secondhand items at attractive prices by maintaining our strong relationships with existing NPPs, maintaining and growing OSDs and developing new relationships in the areas in which we operate, our business, results of operations, and financial condition could be harmed;

•

We are subject to risks associated with sourcing and processing of secondhand items, including processing costs and capacity, risks due to damage, loss or contamination of items, increased costs to maintain and/or develop sources of supply, and risks associated with itemizing, grading, storage, transportation and other logistics;

•

Our business depends on our ability to attract and retain suitable workers for our stores and processing facilities and to manage labor costs, particularly given recent disruptions in the supply and cost of labor;

•	Our continued growth depends on attracting new, and retaining existing, customers, including by increasing the acceptance of thrift among new and growing customer demographics;

•	Both supply of and demand for our products is influenced by general economic conditions, including trends in consumer spending;

•

We have experienced rapid growth, and those growth rates may not be indicative of our future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan and our business, results of operations and financial condition could be harmed;

•

We face risks related to integrating the 2nd Ave. operations, financial and other systems, team members and facilities into our business, as well as similar risks related to any future acquisitions or joint ventures we may pursue;

•

We may not be able to identify and obtain suitable locations for new stores as we grow our business. The success of each store location is dependent on a number of factors, including site suitability, our ability to negotiate appropriate store leases, customer traffic and convenience and proximity to NPPs and their donors, customers, suitable workers, and our processing facilities;

•

Some of our stores may have challenges achieving period-to-period comparable store sales growth targets due to, various factors outside our control, including availability of suitable workers, site suitability, lease terms and conditions, operational risks and regional growth and development patterns;

•

We have significant foreign operations, particularly in Canada, so we are subject to risks specific to operating in these jurisdictions and are also exposed to exchange rate risks, which we may not be able to fully hedge;

•

The global COVID-19 pandemic and the government’s responses in the jurisdictions in which we operate has had and may continue to have an unpredictable and adverse impact on our business, results of operations and financial condition, and similar events may have such effects in the future;

•	We may not be able to expand our CPC operations in geographic regions that enable us to effectively scale our operations;

•	If we are unable to successfully leverage technology to automate and drive efficiencies in our operations, our business, results of operations and financial condition could be harmed;

•	We are subject to various risks to our physical store and processing facility locations, which may adversely affect our business, results of operations, and financial condition;

•	A failure to retain key store and processing center management personnel and labor-related matters, including labor disputes, could materially and adversely affect our business;

•	Actions by wholesale customers could harm our brand and reputation, influence donor behavior and adversely affect our relationships with our NPPs and our customers;

•	Compromises of our data security, including cyber-attacks or data breaches, could cause us to incur unexpected expenses and may materially harm our reputation and results of operations;

•	We may be unable to protect our intellectual property rights and we may be accused of infringing intellectual property or other proprietary rights of third parties;

•	Risks arising from the material weaknesses we have identified in our internal control over financial reporting and any failure to remediate these material weaknesses;

•

We may be unable to maintain an effective system of disclosure controls and procedures or internal control over financial reporting and produce timely and accurate financial statements or comply with applicable regulations;

•	We will incur increased expenses associated with being a public company;

•

Changes in Canadian, Australian or U.S. national or local regulations, including those relating to the sale of secondhand items and advertising practices, or our actual or alleged failure to comply with such regulations may have a material adverse effect on our reputation, business financial condition, and results of operations;

•

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price;

•

The continuing control after this offering of our company, including the right to designate individuals to be included in the slate of nominees for election to our board of directors, by the Ares Funds, whose interests may conflict with our interests and those of other stockholders. As such, the Ares Funds may be able to influence or control our affairs and policies following the completion of this offering; and

•	Certain provisions in our certificate of incorporation and our bylaws that may delay or prevent a change of control.

If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and prospects may be harmed.

Implications of Being an Emerging Growth Company

When we publicly filed the registration statement of which this prospectus forms a part, we qualified as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements;

•	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	reduced disclosure about executive compensation arrangements in periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

We ceased to be an emerging growth company as of the end of fiscal year 2022 because our annual gross revenues exceeded $1.235 billion for that fiscal year. However, we will continue to be treated as an emerging growth company for disclosure purposes in this prospectus until the earlier of the completion of our initial public offering or the end of the one-year period beginning on December 31, 2022, and we may choose to take advantage of some but not all of these reduced reporting burdens for purposes of the prospectus.

Ares

Ares Management Corporation (NYSE: ARES) (“Ares”) is a leading global alternative investment manager offering clients complementary primary and secondary investment solutions across the credit, private equity, real estate and infrastructure asset classes. Ares seeks to provide flexible capital to support businesses and create value for its stakeholders and within its communities. By collaborating across its investment groups, Ares aims to generate consistent and attractive investment returns throughout market cycles. As of December 31, 2022, Ares’ global platform had approximately $360 billion of assets under management, with approximately 2,600 employees operating across North America, Europe, Asia Pacific and the Middle East.

Prior to this offering, the Ares Funds indirectly owned all of our outstanding shares of common stock. After giving effect to this offering, the Ares Funds will hold approximately 88.2% of our outstanding common stock (or 86.7% if the underwriters exercise their option to purchase additional shares in full). We use the term “Ares Funds” to describe certain funds, investment vehicles or accounts managed or advised by the Private Equity Group of Ares who own our securities.

The Ares Funds will have significant power to control our affairs and policies, including with respect to the election of directors (and through the election of directors, the appointment of management). For a description of certain potential conflicts between the Ares Funds and our other stockholders, see “Risk Factors—The continuing control after this offering of our company, including the right to designate individuals to be included in the slate of nominees for election to our board of directors, by the Ares Funds, whose interests may conflict with our interests and those of other stockholders. As such, the Ares Funds may be able to influence or control our affairs and policies following the completion of this offering.” For a description of the Ares Funds’ ownership interests in us and their rights with respect to such ownership interests, including the right to designate individuals to be included in the slate of nominees for election to our board of directors, see “Certain Relationships and Related Party Transactions,” “Principal and Selling Stockholders” and “Description of Capital Stock.”

Corporate Information

S-Evergreen Holding LLC was formed March 22, 2019. S-Evergreen Holding LLC became a Delaware corporation on January 7, 2022 and changed its name to Savers Value Village, Inc. in the Corporate Conversion. Our principal executive offices are located at 11400 S.E. 6th Street, Suite 125, Bellevue, WA 98004, and our telephone number is 425-462-1515. Our website address is www.savers.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Reverse Stock Split

On May 26, 2023, Savers Value Village, Inc. effectuated the Reverse Stock Split of 0.713506461319705-for-1 for each share of Common Stock issued and outstanding or held in treasury. Each share that had been issued as of immediately prior to the Reverse Stock Split was automatically reclassified by combining such shares into a lesser number of shares such that each share of Common Stock was converted into 0.713506461319705 of a share of Common Stock, that was fully paid and non-assessable when so issued and shall have the same powers, preferences and participating, optional or other special rights, and qualifications, limitations and restrictions thereof as the shares of Common Stock issued and outstanding prior to the Reverse Stock Split; provided that no fractional shares were issued in connection with the Reverse Stock Split and all shares held by a holder after giving effect to the Reverse Stock Split were aggregated and rounded down to the nearest whole number.

THE OFFERING

Common stock offered by us	18,750,000 shares.

Common stock to be outstanding after this offering	160,452,634 shares.

Option to purchase additional shares of common stock	The selling stockholders have granted the underwriters the right to purchase an additional 2,812,500 shares of common stock within 30 days from the date of this prospectus.

Indication of Interest	The Healthcare of Ontario Pension Plan (“HOOPP”) and Norges Bank Investment Management, a division of Norges Bank (“Norges”), have, severally and not jointly, indicated an interest in purchasing up to an aggregate by both HOOPP and Norges of $130.0 million in shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, HOOPP and/or Norges may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to HOOPP and/or Norges. The underwriters will receive the same discount on any of our shares of common stock purchased by HOOPP and/or Norges as they will from any other shares of common stock sold to the public in this offering.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $272.3 million based on an assumed initial public offering price of $16.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us. The net proceeds from this offering excludes $10.2 million of offering costs incurred and paid by us as of April 1, 2023.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. We intend to use the net proceeds of $272.3 million received by us from this offering and an estimated $8.2 million of cash on the balance sheet toward the repayment of indebtedness, including accrued and unpaid interest and premium under the Term Loan Facility and the Notes. We will not receive any proceeds from the sale of shares in this offering by the selling stockholders upon the sale of shares if the underwriters exercise their option to purchase additional shares. See “Use of Proceeds.”

Conflicts of interest	Because affiliates of KKR Capital Markets LLC hold our debt through the Term Loan Facility and Notes and will receive 5% or more of the net proceeds of this offering, KKR Capital

Markets LLC is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As a result, this offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. See “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

Voting rights	One vote per share.

The Ares Funds, which immediately after this offering will control approximately 88.2% (or 86.7% if the underwriters exercise their option to purchase additional shares in full) of the voting power of our outstanding common stock, will, acting alone, be able to exercise significant influence over all matters submitted to our stockholders for approval, including the election of our board of directors. See “Risk Factors—Risks relating to this offering and ownership of our common stock.”

Dividend policy	We currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, future prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits. See “Dividend Policy.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Controlled company	Following this offering, the Ares Funds will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a controlled company within the meaning of the NYSE corporate governance standards.

Proposed ticker symbol	“SVV.”

The number of shares of our common stock to be outstanding after this offering is based on 141,702,634 shares of our common stock outstanding as of April 1, 2023, after giving effect to the Reverse Stock Split and the repurchase of 32,624 shares of common stock after April 1, 2023, and excludes 30,533,470 shares of our common stock reserved for future issuance under our equity incentive plans, consisting of 7,622,938 shares subject to time based options issued with a weighted average exercise price of $6.07 per share outstanding under our 2019 Management Incentive Plan, 7,948,487 shares subject to performance based options issued with a weighted average exercise price of $2.05 per share outstanding under our 2019 Management Incentive Plan and 14,962,045 shares reserved under our Omnibus Incentive Plan which we expect to be adopted in connection with this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under the Omnibus Incentive Plan.

In addition, unless otherwise expressly stated or the context otherwise requires, the information in this prospectus:

•

excludes 625,748 shares of common stock underlying restricted stock units that we expect to grant under the Omnibus Incentive Plan to certain directors, employees and other service providers, including some of our named executive officers (excluding our CEO);

•	assumes no exercise of the underwriters’ option to purchase additional 2,812,500 shares of our common stock from the selling stockholders;

•	assumes the effectiveness of our certificate of incorporation and bylaws in connection with the completion of this offering;

•	gives effect to the Reverse Stock Split; and

•	gives effect to the repurchase by the Company of 32,624 shares of common stock, which occurred on April 28, 2023 and is not reflected in actual shares issued and outstanding as of April 1, 2023.

Summary Financial and Other Data

The summary consolidated statement of operations data for fiscal year 2022, fiscal year 2021 and fiscal year 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended April 1, 2023 and April 2, 2022 and summary consolidated balance sheet data as of April 1, 2023, are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period. You should read the following summary financial and other data in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated statement of operations data

	Fiscal Year			Three Months Ended
(in thousands, except share and per share data)	2022	2021	2020	April 1, 2023	April 2, 2022
Net sales	$1,437,229	$1,204,124	$834,010	$345,684	$327,467
Operating expenses:
Cost of merchandise sold exclusive of depreciation and amortization	599,926	474,462	353,455	145,753	143,955
Salaries, wages, and benefits	273,587	239,806	184,392	92,632	65,433
Selling, general, and administrative	301,737	260,235	229,886	77,045	72,473
Depreciation and amortization	55,753	47,385	59,432	14,484	12,649

Total operating expenses	1,231,003	1,021,888	827,165	329,914	294,510

Operating income	206,226	182,236	6,845	15,770	32,957
Other (expense) income:
Interest expense, net	(64,744)	(53,565)	(69,678)	(24,470)	(14,594)
(Loss) gain on foreign currency, net	(20,737)	1,583	2,924	1,295	(2,017)
Other income (expense), net	4,576	(4,848)	486	(216)	(77)
Loss on extinguishment of debt	(1,023)	(47,541)	—	(6,011)	(1,023)

Other expense, net	(81,928)	(104,371)	(66,268)	(29,402)	(17,711)

Income (loss) before income tax expense (benefit)	124,298	77,865	(59,423)	(13,632)	15,246
Income tax expense (benefit)	39,578	(5,529)	4,060	(3,437)	3,315

Net income (loss)	$84,720	$83,394	$(63,483)	$(10,195)	$11,931

Net income (loss) per share, basic	$0.60	$0.59	$(0.47)	$(0.07)	$0.08
Net income (loss) per share, diluted	$0.58	$0.57	$(0.47)	$(0.07)	$0.08
Basic weighted average shares outstanding	141,561	141,545	134,680	141,695	141,545
Diluted weighted average shares outstanding	146,049	145,391	134,680	141,695	145,599

Consolidated balance sheet data

(in thousands)	As of April 1, 2023	As-Adjusted (1) (2)
Cash and cash equivalents	$92,954	$84,254
Total assets	$1,705,059	$1,686,113
Total liabilities	$1,753,473	$1,482,756
Total stockholders’ (deficit) equity	$(48,414)	$203,357

(1)

The as-adjusted column reflects the sale and issuance by us of shares of our common stock in this offering, based upon the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us upon completion of our initial public offering, in addition to the intended use of the net proceeds and the repurchase of 32,624 shares of common stock by us on April 28, 2023 for $0.5 million. As-Adjusted stockholders’ (deficit) equity gives further effect to the vesting of certain performance-based options, which shall become vested upon completion of this offering, resulting in a $42.0 million increase to both additional paid-in capital and accumulated deficit which had no net impact to stockholders’ (deficit) equity. The performance-based options issued by the Company, which were amended during May 2023, vest upon completion of an initial public offering and achievement of specified volume weighted-average share prices after the initial public offering. The Company is currently finalizing its evaluation of the effects of the May 2023 amendment to the performance-based options. For additional details, see “Capitalization”.

(2)

Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of our as-adjusted cash and cash equivalents, total assets and total stockholders’ (deficit) equity by $17.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting $1.2 million of additional (reduced) assumed underwriting discounts and commissions payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease), as applicable, the amount of our as-adjusted cash and cash equivalents, total assets and total stockholders’ (deficit) equity by $15.0 million assuming the assumed initial public offering price remains the same, and after deducting $1.0 million of additional (reduced) assumed underwriting discounts and commissions payable by us.

Key business metrics and non-GAAP financial measures

We use the following key business metrics and non-GAAP financial measures to evaluate our performance, identify trends, formulate financial projections, and make strategic decisions. We believe that these key business metrics and non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team.

We present Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow, which are non-GAAP financial measures. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe the presentation of Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow is helpful in highlighting trends in our operating results, because it excludes the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

Key business metrics

The following table summarizes our key business metrics for the periods indicated:

	Fiscal Year			Three Months Ended
	2022	2021	2020	April 1, 2023	April 2, 2022
Comparable Store Sales Growth (1)
United States	4.5%	64.8%	(27.8)%	5.6%	8.4%
Canada	25.3%	24.3%	(29.3)%	9.0%	41.1%
Total (3)	13.5%	44.5%	(28.6)%	7.2%	20.1%

Comparable Store Daily Sales Growth (2)
United States	4.5%	24.9%	(7.7)%	n/a	8.4%
Canada	4.5%	19.0%	(12.5)%	n/a	(0.7)%
Total (3)	3.3%	23.7%	(10.3)%	n/a	2.2%

Number of Stores (4)
United States	150	148	137	152	148
Canada	152	148	147	153	149
Total (3)	314	306	294	317	307

Other Metrics
Pounds Processed (mm lbs)	985	860	682	240	240

n/a – not applicable

(1)

Comparable store sales growth is the percentage change in comparable store sales over the prior fiscal year or the comparable quarter in the prior fiscal year. Comparable store sales is calculated as net sales for the period divided by stores open during the entirety of both periods that are being compared. We considered any store temporarily closed due to the COVID-19 pandemic to be open and comparable during the period. Comparable store sales growth excludes stores acquired in the 2nd Ave. Acquisition, because those stores were not yet fully integrated during the prior year comparative period. Comparable store sales growth is measured in local currency for Canada, while total comparable store sales growth is measured on a constant currency basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Comparable store sales growth (United States, Canada, total).”

(2)

Comparable store daily sales growth for the period represents net sales by stores in the relevant geography that were or would have been open for the entirety of both periods if not for temporary closures due to the COVID-19 pandemic, divided by the aggregate number of days those stores were open. Comparable store daily sales growth is the percentage change in comparable store daily sales over the prior fiscal year or the comparable quarter in the prior fiscal year. Comparable store daily sales growth excludes stores acquired in the 2nd Ave. Acquisition, because those stores were not yet fully integrated during the prior year comparative period. Comparable store daily sales growth is measured in local currency for Canada, while total comparable store daily sales growth is measured on a constant currency basis. Comparable store daily sales growth is a metric designed to adjust for temporary store closures due to COVID. Since there were no store closures during the three months ended April 1, 2023 and April 2, 2022 due to COVID, we have discontinued presenting comparable store daily sales growth beginning in the first quarter of fiscal 2023 since it would produce the same result as comparable store sales growth. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Comparable store daily sales growth”

(3)	Total comparable store sales growth, total comparable store daily sales growth, and total number of stores include our Australia retail locations, in addition to the United States and Canada.

(4)

Number of Stores, which is measured as of the last day of the fiscal year or quarter (as applicable), includes new stores not yet included in the comparable store sales growth and comparable store daily sales growth, such as those acquired in the 2nd Ave. Acquisition.

Non-GAAP measures

Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow are non-GAAP financial measures. Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. There are limitations to using non-GAAP financial measures, including that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow in the same manner. Because of these limitations, you should consider Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow alongside other financial performance measures, including, as applicable, net income (loss) and net cash provided by operating activities, and our other GAAP results. We present Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow because we consider these metrics to be important supplemental measures of our performance and we believe they are frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations.

The following table presents our Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow amounts:

	Fiscal Year			Three Months Ended

(in thousands, except percentages)	2022	2021	2020	April 1, 2023	April 2, 2022
Adjusted EBITDA	$301,686	$223,379	$59,496	$59,007	$51,693
Adjusted EBITDA Margin	21.0%	18.6%	7.1%	17.1%	15.8%
Free Cash Flow	$59,260	$135,218	$10,741	$(35,633)	$(24,249)

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net income (loss) before interest expense, income tax expense (benefit), and depreciation and amortization, adjusted to exclude loss on extinguishment of debt, stock-based compensation expense, non-cash occupancy-related costs, lease intangible asset expense, pre-opening expenses, store closing expenses, executive transition costs, shared service center transition costs, COVID-19 related adjustments, transaction costs, dividend-related bonuses, and certain other adjustments. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by net sales. Adjusted EBITDA and Adjusted EBITDA Margin are considered non-GAAP financial measures under the SEC’s rules and regulations because they exclude certain charges included in net income (loss) calculated in accordance with GAAP.

Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are meaningful measures to share with investors because they best allow comparison of the performance of one period with that of another period. In addition, Adjusted EBITDA and Adjusted EBITDA Margin afford investors a view of what management considers its operating performance to be and the ability to make a more informed assessment of such operating performance as compared with that of the prior period.

The following table provides a reconciliation of net income (loss), the most directly comparable GAAP financial measure, to Adjusted EBITDA and Adjusted EBITDA Margin:

	Fiscal Year			Three Months Ended
(in thousands, except percentages)	2022	2021	2020	April 1, 2023	April 2, 2022
Net income (loss)	$84,720	$83,394	$(63,483)	$(10,195)	11,931
Interest expense, net	64,744	53,565	69,678	24,470	14,594
Income tax expense (benefit)	39,578	(5,529)	4,060	(3,437)	3,315
Depreciation and amortization	55,753	47,385	59,432	14,484	12,649
Loss on extinguishment of debt (1)	1,023	47,541	—	6,011	1,023
Stock-based compensation expense (2)	1,943	732	354	917	162
Non-cash occupancy-related costs (3)	1,464	228	11,778	697	693
Lease intangible assets (4)	7,677	—	—	1,126	2,218
Pre-opening expenses (5)	5,858	1,628	1,458	1,378	1,739
Store closing expenses (6)	2,732	397	10,315	448	(176)
Executive transition costs (7)	1,532	420	655	—	893
Shared service center transition costs (8)	—	181	358	—	—
COVID-19 related adjustments (9)	—	(21,367)	(31,820)	—	—
Transaction costs (10)	4,728	12,604	—	940	794
Dividend-related bonuses (11)	6,499	—	—	24,097	—
Other adjustments (12)	23,435	2,200	(3,289)	(1,929)	1,858

Adjusted EBITDA	$301,686	$223,379	$59,496	$59,007	51,693

Net income (loss) margin	5.9%	6.9%	(7.6)%	(2.9)%	3.6%
Adjusted EBITDA margin	21.0%	18.6%	7.1%	17.1%	15.8%

(1)

Removes the effects of the loss on debt extinguishment in relation to the repayment of a mortgage loan on January 6, 2022, the repayment of the Company’s prior term loan facility on April 26, 2021 and the partial repayment of outstanding borrowings under the Term Loan Facility on February 6, 2023.

(2)	Stock-based compensation expense represents non-cash compensation expenses related to stock options granted to certain of our employees and directors.
(3)	Includes the difference between cash and straight-line rent for all periods.
(4)

In connection with the restructuring of its equity in March 2019 (the “March 2019 Transactions”) and the 2nd Ave Acquisition, the Company recorded intangible assets and liabilities for acquired lease contracts. Following the adoption of Topic 842, Leases (“Topic 842”), on January 2, 2022, the incremental value represented by these assets is classified as a component of right-of-use lease assets on the Company’s Consolidated Balance Sheet, with the related amortization included within lease expense. Prior to the adoption of Topic 842, amortization related to the acquired lease intangible assets was classified in depreciation and amortization on the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss).

(5)	Pre-opening expenses include expenses incurred in the preparation and opening of new store and processing locations, such as payroll, training, travel, occupancy and supplies.
(6)

Costs associated with the closing of certain retail locations, including lease termination costs, amounts paid to third parties for rent reduction negotiations, fees paid to landlords for store closings, and, in some instances, gains associated with early lease terminations.

(7)	Represents severance costs associated with executive leadership changes and the 2nd Ave. Acquisition.
(8)	Represents severance costs associated with the opening of our new shared service center in Boise, Idaho during fiscal year 2021 and fiscal year 2020.
(9)

Represents benefits, net of costs, received in connection with the COVID-19 pandemic including wage subsidies and severance costs. In the first quarter of 2021, we received wage subsidies of $21.7 million and incurred $0.3 million in severance costs. During fiscal year 2020, we received $32.6 million in wage subsidies and incurred $0.8 million in severance costs. Wage subsidies are reflected as a reduction to employee personnel costs in our Consolidated Statements of Operations and Comprehensive Income (Loss).
(10)	Transaction costs are comprised of non-capitalizable expenses related to this offering and the 2nd Ave. acquisition, such as accounting, consulting and legal fees.
(11)

The first quarter of fiscal year 2023 and the fourth quarter of fiscal year 2022 includes dividend-related bonuses and related taxes paid in conjunction with our February 2023 and December 2022 dividend declarations, respectively.

(12)

Other adjustments include foreign exchange gains and losses in each period presented. During fiscal year 2022, we incurred $20.8 million of unrealized foreign exchange losses, net. Fiscal year 2021 is further adjusted for amortization related to the fair value step-up of inventory related to the 2nd Ave. Acquisition. The first quarter of fiscal 2023 further includes legal settlement proceeds of $0.5 million.

Free Cash Flow

We define Free Cash Flow as net cash provided by operating activities less purchases of property and equipment. Free Cash Flow is considered a non-GAAP financial measure under the SEC’s rules and regulations because it excludes purchases of property and equipment calculated in accordance with GAAP. Management believes that Free Cash Flow, which measures the ability to generate additional cash from business operations, is an important financial measure for use in evaluating the company’s financial performance and ability to reduce debt, fund acquisitions and fund growth initiatives.

The following table provides a reconciliation of net cash provided by operating activities, the most directly comparable GAAP financial measure, to Free Cash Flow:

	Fiscal Year			Three Months Ended
(in thousands)	2022	2021	2020	April 1, 2023	April 2, 2022
Net cash provided by (used in) operating activities	$169,433	$175,762	$29,913	$(14,834)	$1,573
Purchases of property and equipment (1)	(110,173)	(40,544)	(19,172)	(20,799)	(25,822)

Free Cash Flow	$59,260	$135,218	$10,741	$(35,633)	$(24,249)

(1)	Purchases of property and equipment include capital expenditures on our retail stores, CPCs and facilities, including leasehold improvements and information technology equipment.

RISK FACTORS

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, results of operations, financial condition, and prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe to be material. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be harmed. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

If we fail to obtain a sufficient quantity of new and recurring quality secondhand items at attractive prices, our business, results of operations and financial condition could be harmed.

The quality and quantity of the supply of our secondhand items are critically important drivers of our sales generated per pound of goods processed, which we internally refer to as “sales yield.” If we are unable to achieve a favorable sales yield with a sufficient quantity of goods obtained at attractive prices, our profitability will suffer. Our business model is based on sourcing from and selling to the local community, so our business is dependent on our ability to obtain quality secondhand items at attractive prices from sources in each community we operate in.

To the extent we are required to pay higher prices to our NPPs for secondhand items, our profitability will be directly negatively affected. The pricing of secondhand items may be dependent on factors such as the volume of items donated to our NPPs (which may fluctuate due to factors outside of our control), our ability to negotiate, maintain and grow our relationships with our NPPs and competition for secondhand items from other potential purchasers of secondhand items. As a result, if we are required to pay higher prices for secondhand items, our profitability will be reduced.

Furthermore, the quality of items we receive (either directly from our NPPs or through OSDs) is critical to our sales yield and profitability. To the extent the items supplied to us are lower in quality or are worse in condition, fewer of those items may be graded in our processing centers as saleable at retail; the price points they will be able to obtain may be lower; and fewer of those items may be seen as desirable by our customers and actually be sold at retail. Lower item quality could result in markdowns and other promotions in our retail stores and a greater proportion of items sold at wholesale. The sales prices we receive for items sold to our wholesale customers for reuse and repurposing are lower than those we receive for items sold at retail. As a result, lower item quality could have a material and adverse effect on our ability to generate revenue from retail sales.

Finally, to the extent we do not obtain a sufficient quantity of quality secondhand items, we will not be able to provide our customers with a sufficient quantity of items they perceive as desirable. Because many of our customers desire a treasure hunt experience at our stores, a decline in the amount of desirable items could have a negative effect on their shopping experience and could have a negative impact on the number of store visits and purchase volumes of our existing customers as well as on our ability to attract new customers.

As a result, the failure to obtain a sufficient quantity of quality items at attractive prices could negatively impact our sales yield, revenues and profitability and could have a material, adverse effect on our business, financial condition and results of operations.

Our ability to obtain a sufficient quantity of quality secondhand items at attractive prices is dependent on maintaining our strong relationships with existing NPPs, maintaining and growing OSDs and developing new relationships in the areas in which we operate.

Our ability to cost-effectively obtain quality secondhand items is dependent on maintaining strong relationships with our existing NPPs, maintaining and growing OSDs and developing relationships with new NPPs and their donors. Numerous factors, however, may impede our ability to maintain and develop relationships with NPPs and their donors with quality secondhand items. Additionally, we generally do not have long term supply agreements with our NPPs. To expand our base of secondhand items for sale and our base of NPPs, we must appeal to and engage NPPs new to selling secondhand items and individuals new to donating secondhand items to our NPPs through OSDs. We cannot be certain that these efforts will result in more supply of quality secondhand items or that these efforts will be cost-effective.

In addition, as we expand our operations, because our business model is focused locally, we will be required to expand or develop relationships with NPPs and donors who make OSDs in and around those locations. If we are unable to develop and maintain those new relationships, our ability to grow our business will be negatively impacted.

Our efforts to appeal to NPPs and donors may not result in more supply of quality secondhand items, and these efforts may not be cost-effective. Our ability to obtain new and recurring quality secondhand items from new and existing NPPs and their donors depends on a number of factors, such as our ability to enhance and improve our Community Donation Centers, NPPs’ perceptions of whether payouts they are receiving are adequate, timely compensation for their items, and our reputation. Our ability to increase OSDs is dependent in large part on the convenience to donors of making a donation at one of our stores (which can be driven in large part by store location) and the quality of the donors’ donation experience, including the quality and selection of the NPPs to which they can donate their items. If we are unable to meet the expectations of our NPPs and their donors and drive repeat supply, the quality and volume of the secondhand items we receive could be adversely affected.

In addition, due to economic uncertainties, governmental orders, the recent COVID-19 pandemic and other similar events or other challenges, our NPPs may be unable to obtain donated items for delivered supply or may be unable or unwilling to continue supplying secondhand items on terms or in quantities desirable to us. Furthermore, such uncertainties, restrictions or events could have a negative impact on donors’ ability or willingness to make OSDs.

If we are unable to obtain a sufficient volume of quality secondhand items, our sales revenue from secondhand items would be materially and adversely affected, which would have a material, adverse effect on our business, growth prospects, results of operations and financial condition.

We are subject to risks associated with sourcing and processing of secondhand items, including processing costs and capacity, risks due to damage, loss or contamination of items, increased costs to maintain and/or develop sources of supply and risks associated with itemizing, grading, storage, transportation and other logistics.

The secondhand items we offer at retail through our stores and at wholesale in domestic and global resale markets are initially sourced through our NPPs either directly or through OSDs at our stores. As a result, we are subject to fluctuations in the price we pay for secondhand items. In addition, the cost of merchandise sold may increase due to increases in labor costs, transportation costs and costs of storage, which may be driven by market forces outside our control, such as rising inflation. Furthermore, to the extent that the volume of secondhand items we obtain in a particular locality exceeds our capacity to process or store them, our ability to generate revenue in that locality will be limited by that capacity constraint. Our business, financial condition and results of operations could be negatively impacted by these cost and capacity issues.

Furthermore, the secondhand items we receive may not be of sufficient quality or free from damage, and such secondhand items may be damaged during shipping or processing. While we conduct inspections of secondhand items in our inventory, we cannot control items while they are out of our possession or prevent all damage while in our processing facilities. For example, we may experience contamination from various sources, such as mold, bacteria, insects and other pests, in certain secondhand items provided to us. If we are unable to detect, quarantine and properly deal with such contaminants at the time such secondhand items are initially received in our stores or in our processing facilities, some or all of the other secondhand items in such facilities could be contaminated. We may incur additional expenses and our reputation could be harmed if the secondhand items we offer are damaged or contain contaminants.

We may also experience increased costs to attract, retain and grow relationships with our NPPs. If we are unsuccessful in establishing or maintaining our relationships with our NPPs, or if they partner with our competitors and devote greater resources to implement and support the platforms or retail items of our competitors, our ability to compete in the marketplace or to grow our revenue, could be impaired, and our results of operations may suffer.

Our business depends on our ability to attract and retain suitable workers for our stores and processing facilities and to manage labor costs, particularly given recent disruptions in the supply and cost of labor.

Our future growth and performance, positive customer experience and legal and regulatory compliance depends on our ability to attract, develop, retain and motivate a large number of highly qualified store management personnel, processing employees and team members. Our team members in our processing facilities must efficiently and accurately sort and price many of our secondhand items for sale in our stores.

Our ability to meet our labor needs, while controlling labor costs in a labor market challenged by historically high rates of employee turnover, labor shortages and rising wage rates, is subject to many external factors, including competition for and availability of qualified personnel particularly during the ongoing COVID-19 pandemic, unemployment levels, governmental regulatory bodies such as the Equal Employment Opportunity Commission and the National Labor Relations Board, prevailing wage rates in the jurisdictions in which we operate (including the heightened possibility of increased applicable minimum wage rules and regulations), the impact of wage inflation, health and other insurance costs, changes in employment and labor laws or other workplace regulations (including those relating to employee benefit programs such as health insurance and paid leave programs), our ability to maintain good relations with our team members, employee activism and our reputation and relevance within the labor market. Inflation has risen worldwide and the United States has recently experienced historically high levels of inflation. If the inflation rate continues to increase, it could also push up the costs of labor and our employee compensation expenses. Continued wage inflation could increase our operating costs, and there can be no assurance that our revenues will increase at the same rate to maintain the same level of profitability. In addition, to the extent unemployment assistance and other similar benefits are enhanced or extended by governmental agencies in the jurisdictions in which we operate (including in connection with the COVID-19 pandemic), such enhancements or extensions could have a negative effect on the supply of qualified workers.

Recently, we have incurred higher wage rates for our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. We have taken certain price increases to, among other things, address labor costs. Unless we are able to pass on these increased labor costs and other increased costs to our customers by increasing prices for our products, our profitability and results of operations may be materially and adversely affected.

We compete with other retail businesses for many of our store management personnel and sales team members in hourly and part-time positions. These positions have had historically high turnover rates, which can lead to increased training and retention costs. In addition, we compete with retail business and warehouse operations for employees in our processing facilities, which are growing quickly and competing aggressively for additional labor. If we are unable to attract and retain quality employees and other management personnel, or fail to comply with the regulations and laws impacting personnel, our operations, processing efficiency, customer service levels, legal and regulatory compliance and support functions could suffer, resulting in a material adverse effect on our business, financial condition and results of operations.

In addition, to the extent a significant portion of our employee base unionizes, or attempts to unionize, our labor and other related costs could increase. Our ability to pass along labor and other related costs to our customers is constrained by our everyday low-price model, and we may not be able to offset such increased costs elsewhere in our business.

Our continued growth depends on attracting new, and retaining existing, customers, including by increasing the acceptance of thrift among new and growing customer demographics.

To expand our customer base, we must appeal to and attract customers who do not typically purchase secondhand items, who have historically purchased only new retail items or who used other means to purchase secondhand items, such as other consignment and thrift stores or the websites of secondary marketplaces. We reach new customers through paid search, social media, influencers, advertising, other paid marketing, press coverage, retail locations, referral programs, organic word of mouth and other methods of discovery, such as converting our NPPs’ donors to customers. We expect to continue investing in these and other marketing channels in the future and cannot be certain that these efforts will enable us to attract and retain more customers, result in increased purchase frequency or increased basket sizes from our customers or be cost-effective. In addition, successful growth requires us to find appropriate store locations tailored to consumer demographics in our targeted market areas. Our ability to attract and retain customers also depends on our ability to offer a broad selection of desirable and quality secondhand items in our stores, our ability to consistently provide high-quality customer experiences and our ability to promote and position our brands and stores. Our investments in marketing may not effectively reach potential customers and existing customers, potential customers or existing customers may decide not to buy through us or the spend of customers that purchase from us may not yield the intended return on investment, any of which could negatively affect our results of operations. Moreover, consumer preferences may change, and customers may not purchase through our stores as frequently or spend as much with us as historically has been the case. As a result, the revenue generated from customer transactions in the future may not be as high as the revenue generated from transactions historically. Consequently, failure to attract new customers and to retain existing customers could harm our business, results of operations and financial condition.

Both supply of and demand for our products is influenced by general economic conditions, including trends in consumer spending.

Our business and results of operations are subject to global economic conditions, conditions in the markets in which we operate and their impact on consumer discretionary spending, particularly in the retail market. Some of the factors that may negatively influence consumer spending on retail items include high levels of unemployment, high consumer debt levels, a prolonged economic downturn or acute recession, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices, other inflationary pressures and general uncertainty regarding the overall future political and economic environment. Economic conditions in particular regions may also be affected by natural disasters, such as earthquakes, hurricanes and wildfires; unforeseen public health crises, such as pandemics and epidemics, including the ongoing COVID-19 pandemic; political crises, such as terrorist attacks, war and other incidents of political or social instability or other catastrophic events, whether occurring in the United States, Canada or internationally, such as the ongoing conflict between Russia and Ukraine. The presence or absence of government stimulus funding programs has had and may continue to have an impact on consumer discretionary spending and, consequently, purchases at our stores.

Traditionally, consumer purchases of new retail items have declined and secondhand markets have grown during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. Nevertheless, we cannot guarantee that our customers will continue to visit our stores and buy our items if economic conditions worsen. On the other hand, economic upswings could increase the rate of new retail purchases in the primary market and slow the rate at which individuals choose to shop in the secondhand market, thereby decreasing our revenue.

Furthermore, fluctuations in economic and other conditions could also negatively impact the rate at which individuals choose to donate their secondhand items to our NPPs. To the extent that donors have lower actual or perceived wealth or economic security, donors may be less willing or able to donate items to our NPPs (either directly or through OSDs). The constriction of supply of secondhand items could increase the price we must pay for items and could also reduce the quality and quantity of items we are able to purchase for sale in our stores, which would adversely affect our revenues, profitability and sales yields.

As a result, general economic and other conditions could have a material and adverse effect on our business, results of operation and financial condition.

We have experienced rapid growth, and those growth rates may not be indicative of our future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan and our business, results of operations and financial condition could be harmed.

We have experienced rapid growth in certain recent periods, and may continue to experience rapid growth in future periods, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. We have also experienced significant growth in the number of customers using our stores in certain periods, despite a reduction in total days our stores were open during 2020 and growth rates that were impacted by the COVID-19 pandemic. Additionally, our organizational structure is becoming more complex as we scale our operational, financial and management controls as well as our reporting systems and procedures.

To manage growth in our operations and the growth in our number of customers, we will need to continue to grow and improve our operational, financial and management controls and our reporting systems and procedures. We will also need to actively and carefully manage the expansion of our store footprint through a targeted real estate strategy. We will need to maintain or increase the automation of our processing facilities (including our CPCs) and continue to improve how we apply data science to our operations. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our management, marketing, operations, administrative, legal, financial, customer support, engineering and other resources. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, our employee morale, productivity and retention could suffer, which could negatively affect our brands and reputation and harm our ability to attract new customers and to grow our business. In addition, future growth, such as the potential further expansion of our operations internationally or expansion into new categories of offerings, either organically or through acquisitions, would require significant capital expenditures, which could adversely affect our results of operations, and the allocation of valuable management resources to grow and change in these areas.

In future periods, we may not be able to sustain or increase revenue growth rates consistent with recent history, or at all. We believe our success and revenue growth depends on a number of factors, including, but not limited to, our ability to:

•

generate a sufficient amount of new and recurring quality secondhand items at an attractive price by maintaining our strong relationships with existing NPPs, maintaining and growing OSDs and developing new relationships in the areas in which we operate;

•	attract and retain suitable workers for our stores and processing facilities and manage labor costs;

•	attract new, and retain existing, customers, including by increasing the acceptance of thrift among new and growing customer demographics;

•	increase awareness of our brands;

•	maintain a high level of customer service and satisfaction;

•	anticipate and respond to changing market preferences;

•	anticipate and respond to macroeconomic changes generally, including changes in the markets for both new and secondhand retail items;

•	identify and obtain suitable locations for new stores and facilities;

•	adapt to changing conditions in our industry and related to the COVID-19 pandemic and measures implemented to contain its spread;

•	improve, expand and further automate our CPC operations, information systems and stores;

•	effectively scale our operations while maintaining high-quality service and customer satisfaction;

•	successfully compete against established companies and new market entrants, including national retailers and brands, other consignment and thrift stores and online resale platforms;

•	avoid or manage interruptions in our business from information technology downtime, cybersecurity, breaches and other factors that could affect our physical and digital infrastructure; and

•	comply with regulations applicable to our business.

If we are unable to accomplish any of these tasks, our revenue growth may be harmed. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations and financial condition will be harmed, and we may not be able to maintain profitability.

We may not be able to identify and obtain suitable locations for new stores as we grow our business. The success of each store location is dependent on a number of factors, including site suitability, our ability to negotiate appropriate store leases, customer traffic and convenience and proximity to NPPs and their donors, customers, suitable workers and our processing facilities.

Our business strategy requires us to find appropriate store and processing facility sites in our targeted market areas. We compete with other retailers and businesses for acceptable locations for our stores and other facilities. For the purpose of identifying suitable locations we rely, in part, on information regarding the demographics of the local areas, both with respect to potential customers and potential donors. While we believe demographics are helpful indicators of favorable locations, we recognize that this information cannot predict future consumer preferences and buying trends with complete accuracy. We also rely on other factors such as proximity to potential and existing NPPs and their donors, our CPCs and suitable workers. Time frames for negotiations and store development vary from location to location and can be subject to unforeseen delays or unexpected cancellations.

We lease all of our locations. While locations that source product through a CPC do not require on-site production facilities, currently, most of our locations have processing facilities on-site. To the extent a location requires an on-site processing facility, the location will have specific requirements as to size, layout and physical facilities that may not be available widely in the local area. To the extent suitable store and other locations are unavailable, whether due to large scale redevelopment of shopping centers or otherwise, we may experience difficulties entering into new leases on favorable terms. The failure to secure new locations for our stores and other facilities could have a material and adverse effect on our ability to grow and maintain our business.

Our store leases are generally for extended terms with a typical initial term of 10 years, and we had an average remaining term of obligation of approximately 6.4 years as of December 31, 2022. The majority of our leases contain provisions for base rent and a small number of our leases contain provisions for base rent plus percentage rent based on sales in excess of an agreed upon minimum annual sales level. We may not be able to terminate a particular lease if or when we would like to do so, which could prevent us from closing or relocating certain underperforming locations. If we decide to close locations, we generally are required to continue paying rent and operating expenses for the balance of the lease term, and the performance of any of these obligations may be expensive. When we assign or sublease vacated locations, we may remain liable on the lease obligations for the rent differential or if the assignee or sub-lessee does not perform. Accordingly, we are subject to the risks associated with leasing locations, which can have a material and adverse effect on us.

If we are unable to renew, renegotiate or replace our leases or enter into leases for new locations on favorable terms, our growth and profitability could be harmed, which could have a material and adverse effect on our business, financial condition and results of operations.

We are also required to make significant lease payments for our existing leases, which may strain our cash flow. We depend on net cash provided by operating activities to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash provided by operating activities, and sufficient funds are not otherwise available to us from borrowings under our credit facilities or from other sources, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would harm our business.

Some of our stores may have challenges achieving period-to-period comparable store sales growth targets due to various factors outside our control, including availability of quality secondhand items, availability of suitable workers, site suitability, lease terms and conditions, operational risks and regional growth and development patterns.

Because each store seeks to sell secondhand goods that are sourced locally to customers in its local area, each store’s results may fluctuate from one period to the next. While we seek to grow comparable store sales, various factors (many of which are outside our control) may negatively impact each store’s ability to meet our comparable store sales targets. These factors include (among others):

•	COVID-related or other government-imposed operational restrictions;

•	changes in the availability of quality secondhand items;

•	changes in the availability of suitable workers;

•	changes in or termination of store and facility leases;

•	changes in the economy or demographics of the local area or region;

•	changes in weather or climate;

•	the impact of natural disasters, cyber-attacks, social unrest or terrorist incidents;

•	changes in our relationships with local NPPs and the local community of donors;

•	changes in the timing and extent of promotional and advertising efforts; and

•	holidays or seasonal periods.

If our future year-to-year store sales growth fails to meet expectations, then our cash flow and profitability could decline substantially, which could have a material adverse effect on our business, financial condition and results of operations.

We have significant foreign operations, particularly in Canada, so we are subject to risks specific to operating in these jurisdictions and are also exposed to exchange rate risks, which we may not be able to fully hedge.

As of April 1, 2023, we operated 153 stores in Canada and 12 stores in Australia. Our operations in these non-U.S. jurisdictions require us to understand the retail climate and trends, customs and cultures, seasonal differences, business practices and competitive conditions in those jurisdictions. We are also required to familiarize ourselves with the laws, rules, regulations and government of each of those jurisdictions. Operations in each jurisdiction also require us to develop the appropriate in-country infrastructure, identify suitable partners for local operations and successfully integrate operations in that jurisdiction with our overall operations while effectively communicating and implementing company policies and practices. There are also financial, regulatory and other risks associated with international operations, including currency exchange fluctuations, potentially adverse tax and transfer pricing considerations, limitations on the repatriation and investment of funds outside of the country where earned, trade regulations, the risk of sudden policy or regulatory changes, the risk of political, economic and civil instability and labor unrest and uncertainties regarding interpretation, application and enforceability of laws and agreements. Any of these risks could adversely impact our operations, profitability or liquidity.

With respect to our Canadian operations, among other data privacy requirements, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) and various provincial laws require that companies give detailed privacy notices to consumers, obtain consent to collect, use and disclose personal information, with limited exceptions, allow individuals to access and correct their personal information and report certain data breaches. In addition, Canada’s Anti-Spam Legislation (“CASL”) or provincial privacy or data protection laws could result in significant fines and penalties or possible damage awards.

In addition our Canadian and Australian operations use a functional currency other than the U.S. dollar. In fiscal year 2022, 45.3% of our net sales were derived from markets outside the United States. We are exposed to currency translation risk because the results of our international businesses in some countries are generally reported in local currency, which we then translate to U.S. dollars we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our financial results.

The global COVID-19 pandemic and the government’s responses in the jurisdictions in which we operate has had and may continue to have an unpredictable and adverse impact on our business, results of operations and financial condition, and similar events may have such effects in the future.

Some of our operations and financial performance since early 2020 have been negatively impacted by the COVID-19 pandemic that has caused, and may continue to cause, a slowdown of economic activity, disruptions in global supply chains, and significant volatility in financial markets. We have experienced, and may continue to experience, operational challenges from personnel absences, temporary closures of our stores, offices and processing facilities, further or ongoing reduced capacity at those locations, decreased foot traffic at and/or closure of our stores and a decrease or volatile patterns in spending on retail in general. Furthermore, developing various responses to the challenges caused by COVID-19 and its effects has and may continue to divert the attention of our management team. For example, in March 2020, due to the progression of COVID-19 in areas where we operate and have corporate offices, we temporarily closed our corporate offices and all of our locations in the United States and Canada for a period of time to slow the spread of COVID-19, protect our team members and comply with certain local regulations. Later in 2020, all of our stores in Australia and stores elsewhere in our network were closed for similar reasons.

The continued impact of COVID-19 on the global slowdown in economic activity may heighten other risks disclosed in this prospectus. Public health concerns, such as COVID-19, could also result in social, economic and labor instability in the localities in which we or our customers and NPPs and their donors reside. Such instability and concerns could negatively impact the amount and quality of donations to our NPPs (whether directly provided to us by NPPs or through OSDs) and could also negatively impact our customers’ willingness to shop at our stores, which would negatively impact our revenues and sales yields.

The extent to which the COVID-19 pandemic continues to impact our results and financial position will depend on future developments, which are uncertain and difficult to predict. The effects of COVID-19 pandemic and related public health restrictions had a significant negative impact on our net sales and pounds processed during fiscal year 2021 and fiscal year 2020, respectively. Our retail stores were closed for a substantial portion of 2020 due to public health restrictions enacted during the pandemic, which resulted in lower store traffic and retail sales volume. In addition, due to the closure of our retail locations during the pandemic, we accepted fewer donations made to our NPPs at our Community Donation Centers.

While we have seen recovery in our business from the initial economic effects of the pandemic, the ultimate impact of the COVID-19 pandemic on our operations and financial performance depends on many factors that are not within our control. Any of these uncertainties and actions we take to mitigate the effects of COVID-19 and uncertainties related to COVID-19 could harm our business, results of operations and financial condition. We face similar risks with respect to any worsening of the COVID-19 pandemic, the spread of any variants of COVID-19, and any future outbreaks of disease. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—COVID-19 Update” for additional information about the impact of COVID-19 on our business.

We may not be able to expand our CPC operations in geographic regions that enable us to effectively scale our operations.

To grow our business, we must continue to improve and expand our CPC operations, proprietary systems, equipment and related technology. We must also staff our CPCs with suitable workers in each of the localities we wish to service. Our CPC operations are complex and require the coordination of multiple functions that are highly dependent on numerous qualified employees and personnel working as a team. Each item that we process requires multiple touch points, including categorization, inspection, grading, pricing and delivery to our store locations. This process is complex and, from time to time, we may have more secondhand items arriving from our NPPs and their donors than we can timely process.

As we grow our CPC operations, we expect that the number of employees in our CPCs will increase significantly in the near term, particularly as and when concerns and restrictions due to COVID-19 abate. The market for these employees is increasingly competitive and is highly dependent on geographic location. We could be required to raise wages or introduce other compensation incentives to remain competitive, which could increase our costs and harm our results of operations. If we fail to effectively locate, hire and retain such personnel, our ability to continue to implement our CPC strategy could be negatively impacted, which could harm our growth prospects and our business, results of operations and financial condition.

Further, the success of our business depends on our ability to secure additional locations for our CPCs that are able to serve our stores. Space meeting our physical requirements in well-positioned geographic locations is becoming increasingly scarce, and where it is available, the lease terms offered by landlords are increasingly competitive, particularly in geographic locations with access to the large, qualified talent pools required for us to run our logistics infrastructure. Companies who have more financial resources and negotiating leverage than us may be more attractive tenants and, as a result, may outbid us for the facilities we seek. Due to the competitive nature of the real estate market in the locations where we currently operate, we may be unable to renew our existing leases or renew them on satisfactory terms. Failure to identify and secure suitable new CPCs or to maintain our current CPCs could harm our business, results of operations and financial condition.

If we are unable to extend our exclusive rights with the provider of our CPC and ABP technologies, our business, results of operations and financial condition could be harmed.

We have contractual arrangements with Valvan Baling Systems NV (“Valvan”), the provider of CPC technology, and ABP technology that include exclusive rights to the use of the CPC technology and ABP technology for a period of time that may be extended as we purchase additional technology from the provider in connection with our buildout of additional CPCs and ABP facilities. The CPC and ABP technologies widen our competitive and operational advantage, and we plan to aggressively expand both across many of the markets in which we operate in the next several years. Our ability to extend these exclusive rights with respect to the CPC and ABP technologies is dependent on us continuing to secure our relationship with the provider as we expand our CPCs and ABP facilities. Our failure to complete planned purchases may lead to the termination of our exclusive rights with Valvan, which could result in operational delays and harm our business, results of operations and financial condition.

If we are unable to successfully leverage technology to automate and drive efficiencies in our operations, our business, results of operations and financial condition could be harmed.

We are continuing to build automation, machine learning and other capabilities to drive efficiencies in our stores, our CPC operations, our ABP capabilities and other automated processing functions. As we continue to enhance automation and add capabilities, our operations may become increasingly complex. While we expect these technologies to improve productivity in many of our merchandising operations, including processing, itemizing and selling, any flaws, bugs or failures of such technologies could cause interruptions in and delays to our operations, which may harm our business. We are increasing our investment in technology, software and systems to support these efforts, but such investments may not increase productivity, maintain or improve the experience for customers or result in more efficient operations. While we have created our own proprietary technology to operate our business, we also rely on technology from third parties, particularly in our CPCs. If we are no longer able to rely on such third parties, we would be required to either seek licenses to technologies or services from other third parties and redesign aspects of business and operations to function with such technologies or services or develop such technologies ourselves, either of which would result in increased costs and could result in operational delays until equivalent technologies can be licensed or developed and integrated into our business and operations.

We are subject to various risks to our physical store and processing facility locations, which may adversely affect our business, results of operations and financial condition.

Our business model is predicated on sourcing from local NPPs and their donors and selling to local customers. As a result, our stores and processing facilities are critical to our operations, and disruptions to those facilities (as well as to our headquarters) could disrupt our business and overall operations.

Our various facilities including our CPCs, may be affected by natural disasters, disease outbreaks, severe weather events or man-made events such as terrorism, labor unrest, social unrest, riots, looting and arson. Our facilities may also be affected by construction defects, damage to the physical structure that requires repair or disruptions in utility service. Any of the above events could severely disrupt our operations, cause harm to our team members and result in damage to or loss of inventory (in a location or regionally).

Additionally, given the nature of the unique selection of secondhand items we offer in our stores, our ability to restore such secondhand items in our stores would take time, and to the extent any events affecting our stores or other facilities also affect our NPPs or their donors, the supply of goods to our stores may also suffer. As a result, any of these events could result in a limitation and delay of available supply for customers, which would negatively impact our revenue and results of operations. For example, in March 2020 due to the progression of COVID-19 in areas where we operate and have corporate offices, we temporarily closed our corporate offices and all of our locations in the United States and Canada for a period of time to slow the spread of COVID-19, protect our team members and comply with certain local regulations. Later in 2020, all of our stores in Australia and stores elsewhere in our network were closed for similar reasons. In 2021, closures and reductions in operations due to COVID-19 continued in discrete geographical regions where we operate, including, for example, Ontario, Canada. Such reductions in operations and closures have slowed and may in the future slow or temporarily halt our operations and adversely affect our business, results of operations and financial condition.

We are also subject to shrinkage of inventory at our stores and facilities, and if we are unable to control such shrinkage, our sales yields will be negatively affected.

Further, while our property insurance covers certain of our inventory and losses, insurance coverage has become more expensive, which has resulted in increased premiums and deductibles. The insurance we do carry may not continue to be available on commercially reasonable terms and, in any event, may not be adequate to cover all possible losses that our business could suffer. In the event that we suffer a catastrophic loss of any or all of our facilities or the secondhand items in such facilities, our liabilities may exceed the maximum insurance coverage amount, which could adversely affect our business and results of operations.

A failure to retain key store and processing center management personnel could materially and adversely affect our business.

Our performance also depends on recruiting, hiring, developing, training and retaining talented key management personnel for our stores and processing facilities. Similar to other retailers, we face challenges in securing and retaining sufficient talent in key management for many reasons, including competition for talent in the retail industry and in various geographic markets. In addition, because of the distinctive nature of our business model, which emphasizes promotion from within, we must provide significant internal training and development for key management personnel across the company and must effectively manage succession planning. If we do not effectively attract qualified individuals, train them in our business model and operating procedures, support their development, engage them in our business and retain them in sufficient numbers and at appropriate levels of the organization, our growth could be limited, and the successful execution of our business model could be adversely affected.

Labor-related matters, including labor disputes, may adversely affect our operations.

In September 2022, one retail store in Ontario, Canada voted to be represented by a union. Collective bargaining is ongoing. We have been bargaining with the union on a proposed collective agreement since late 2022. We meet with the union monthly, and we expect bargaining to continue through the second quarter of 2023, and potentially into the third quarter of 2023, before a final collective agreement is reached. If our employees decide to form or affiliate with a union, we cannot predict the effects such future organizational activities will have on our business and operations. If we were to become subject to work stoppages, we could experience disruption in our operations, including increases in our labor costs, which could harm our business, results of operations and financial condition.

In addition, we have in the past and could face in the future a variety of employee claims against us, including but not limited to general discrimination, privacy, wage and hour, labor and employment, Employee Retirement Income Security Act (“ERISA”) and disability claims. Any claims could also result in litigation against us or regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues and create risks and uncertainties.

Acquisitions could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our results of operations and expansion prospects.

We have in the past and may in the future make acquisitions of other companies or technologies. Competition within our industry for acquisitions of businesses (such as the 2nd Ave. Acquisition) may become intense, and we have limited experience in acquisitions. As such, even if we are able to identify a target for acquisition, we may not be able to complete the acquisition on commercially reasonable terms, or such target may be acquired by another company including, potentially, one of our competitors. Negotiations for such potential acquisitions may result in diversion of management time and significant out-of-pocket costs. If we do complete acquisitions, we may not ultimately strengthen our competitive position, realize the benefits from the acquired business or otherwise achieve our goals, and any acquisitions we complete could be viewed negatively by customers, team members, or investors or result in the incurrence of significant other liabilities. We may also not be able to successfully integrate the acquired operations, systems (including financial, inventory, customer and other systems), team members and facilities into our company, and the time and resources spent on such integration could be greater than expected. We may expend significant cash or incur substantial debt to finance such acquisitions, which indebtedness may restrict our business or require the use of available cash to make interest and principal payments. In addition, we may finance or otherwise complete acquisitions by issuing equity or convertible debt securities, which may result in further dilution of our existing stockholders. For example, we spent significant time and resources and incurred a significant amount of debt to finance the 2nd Ave. Acquisition, and expect to spend significant additional resources on integrating the 2nd Ave. operations, including 12 new stores, into our business. Doing so may take more time or use more resources than we expect, and we may not be successful at all in realizing our goals in the transaction. Additionally, the time and resources we spend toward integrating 2nd Ave. operations, systems (including financial, inventory, customer and other systems), team members and facilities may be a significant distraction to successfully growing the rest of our business. If we fail to evaluate and execute acquisitions successfully or fail to successfully address any of these risks, our results of operations and expansion prospects may be harmed.

We face risks related to acquisitions or joint ventures we may pursue.

We may in the future seek to acquire businesses, products or technologies that we believe could complement our business, extend our store footprint into new localities, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to successfully integrate the acquired personnel, operations, systems and technologies, or effectively manage the combined business following the acquisition. Specifically, we may not successfully evaluate or utilize the acquired business, operations, systems, technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

We may not be able to find and identify desirable acquisition targets or we may not be successful in entering into an agreement with any one target. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could harm our results of operations. In addition, if an acquired business fails to meet our expectations, our business, results of operations and financial condition may suffer.

Actions by wholesale customers could harm our brands and reputation, influence donor behavior and adversely affect our relationships with our NPPs and our customers.

We believe that our brands and reputation have significantly contributed to the success of our business. Our reputation, brands and ability to build trust with existing and new customers, donors and NPPs may be adversely affected by complaints and negative publicity about us and our merchandise, even if factually incorrect or based on isolated incidents. Our ability to attract and retain customers and maintain or enhance our relationships with NPPs and their donors is highly dependent upon external perceptions of our company, and damage to our brands and reputation may be caused by wholesale customers that improperly use or dispose of the items we sell to them. These and other events that may harm our brands and reputation could diminish the confidence of our customers in our products and shopping experience and could negatively impact the acceptance by our NPPs and their donors of our company and our business model. These risks could have an adverse effect on our business, financial condition and results of operations. Such events could also cause our stockholders to sell or otherwise dispose of a significant number of shares of our common stock, which may have a significant adverse effect on the trading price of our common stock.

Disruptions in the wholesale markets due to market conditions, conditions in the countries where our wholesale goods are sold or other factors may adversely affect our business.

Much of the merchandise we purchase from our NPPs is not sold in our stores, but instead is sold into the global wholesale secondhand goods market. We have in the past, and may in the future, experience fluctuations and disruptions in this market. These fluctuations and disruptions could be caused by an influx of inexpensive textiles or other replacement goods that could compete with the secondhand goods we offer. In addition, a change in the end markets in which these goods are sold could affect demand for secondhand goods in the wholesale market. These end markets may be affected negatively by natural disasters, civil unrest, economic conditions or other localized or regional events. Further, changes in laws, rules and regulations in the end markets could also negatively affect demand for or price of secondhand items. If we are unable to sell a sufficient amount of secondhand goods into the wholesale market, our business, our reputation and our revenues, profitability, results of operations and financial condition could be materially and adversely affected.

Our business could be negatively impacted by a failure to live up to our commitments to, or our failure to appropriately address existing and emerging matters relating to, sustainability and good corporate citizenship and diversity.

Our company is premised on a focus on sustainability and the reduction of waste in our local communities and in the textile and other industries through thrift, reuse and repurposing. We also seek to maintain good corporate citizenship and continuously strive for a more inclusive and diverse workplace. Our mission is to promote a more sustainable future by making secondhand second nature and positively impacting the communities we operate in. Our company is committed to a focus on sustainability and the reduction of waste in our local communities through thrift, reuse and repurposing. We also seek to maintain good corporate citizenship and continuously strive for a more inclusive and diverse workplace. Our commitment to such matters may require us to devote additional resources in our review of prospective investments and our operations and could increase the amount of expenses we are required to bear, which could lead to reduced profitability. In addition, if incidents occur in which we fail, or are perceived to have failed, to live up to our commitments to sustainability, good corporate citizenship or diversity, or if we fail to accurately report our progress toward such commitments, negative publicity with respect to any such incident could discourage our customers from shopping at our stores, causing our net sales to decrease, and could negatively impact our relationships with our NPPs and their donors, causing the quantity and quality of secondhand goods we receive to decrease (and thus negatively impacting our revenues and sales yields). We could also be criticized for the scope of our sustainability, good corporate citizenship or diversity commitments and engagement; or for a perceived lack of sustainability, good corporate citizenship or diversity commitments and engagement; or for any perceived lack of transparency about such matters, which in turn could have a negative impact on stakeholder perception and stakeholder engagement with our business. This may also impact our ability to attract and retain talent to compete in the marketplace. These risks could therefore have a material and adverse effect on our business, results of operations and financial condition.

The market in which we participate is competitive and rapidly changing, and if we do not compete effectively with established companies as well as new market entrants or maintain and develop strategic relationships with NPPs, our business, results of operations and financial condition could be harmed.

The markets for resale and secondhand items are highly competitive. We compete with vendors of new and secondhand items, including branded goods stores, local, national and global department stores, consignment and thrift stores (including non-profit operators), specialty retailers, direct-to-consumer, retailers, discount chains, independent retail stores, the offerings of other retail competitors, resale players focused on niche or single categories, as well as internet-based secondhand retailers and other technology-enabled marketplaces. We believe our ability to compete depends on many factors, many of which are beyond our control, including:

•	maintaining favorable brand recognition;

•	identifying and delivering quality secondhand items;

•	maintaining and increasing the amount, diversity and quality of secondhand items that we offer;

•	our ability to expand the means through which we acquire and offer secondhand items for resale;

•	attracting and retaining suitable workers for our stores and processing facilities and managing labor costs;

•	attracting donors and retaining relationships with NPPs;

•	the ease with which our customers and NPPs and their donors can supply, purchase and return secondhand items;

•	the price at which secondhand items are offered;

•	the speed and cost at which we can process and make available secondhand items to our customers; and

•	attracting and retaining customers and increasing the volume of secondhand items they buy.

As our market evolves and we begin to compete with new market entrants, we expect competition to intensify in the future. Established companies may not only develop their own platforms and competing lines of business, but also acquire or establish cooperative relationships with our current competitors or provide meaningful incentives to third parties to favor their offerings over our stores. The performance of our competitors as well as changes in their pricing and promotional policies, marketing activities, new location openings, merchandising and operational strategies could negatively impact our sales and profitability.

Many of our existing competitors have, and some of our potential competitors or potential alliances among competitors could have, substantial competitive advantages such as greater brand name recognition and longer operating histories; larger fulfillment infrastructures; greater technical capabilities; internet-based marketplaces; broader supply; established relationships with a larger existing customer and/or NPP and donor base; better access to merchandise; superior or more desirable secondhand items for sale or resale; greater customer service resources; greater financial, marketing, institutional and other resources; greater resources to make acquisitions; lower labor and development costs; larger and more mature intellectual property portfolios; and better access to capital markets than we do. Such competitors with greater financial and operating resources may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements and derive greater revenue and profits from their existing customer bases, adopt more aggressive pricing policies to build larger customer or NPP bases or respond more quickly than we can to new or emerging technologies and changes in consumer shopping behavior.

If we are unsuccessful in establishing or maintaining our relationships with our NPPs, or if they partner with our competitors and devote greater resources to implement and support the platforms or retail items of our competitors, our ability to compete in the marketplace, or to grow our revenue, could be impaired, and the results of our operations may suffer. Even if these partnerships and any future partnerships we undertake are successful, these relationships may not result in increased buying and selling through our stores or increased revenue.

Conditions in our market could also change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation or strategic changes we or our competitors make in response to the COVID-19 pandemic, and it is uncertain how our market will evolve. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer customers and NPPs, reduced revenue, reduced profitability, increased net losses and loss of market share. Any failure to meet and address these factors could harm our business, results of operations and financial condition.

National retailers and brands set their own retail prices and promotional discounts on new items, which could adversely affect our value proposition to customers and harm our business, results of operations and financial condition.

National retailers and brands set pricing for their own new retail items, which can include promotional discounts. For example, there may be reductions in the price of new retail items in light of an economic downturn. Promotional pricing by these parties may adversely affect the relative value of secondhand items offered for resale with us. In order to attract customers to our stores, the prices for the secondhand items sold through our stores may need to be lowered in order to compete with pricing strategies employed by national retailers and brands for their own new retail items. These pricing changes and promotional discounts could, as a result, adversely affect our business, revenue, growth, results of operations and financial condition.

Natural disasters, pandemics, geo-political events and other highly disruptive events could materially and adversely affect our business, financial condition and results of operations.

The occurrence of one or more natural disasters, such as fires, hurricanes, tornados, tsunamis, floods and earthquakes, geo-political events or terrorist or military activities disrupting transportation, communication or utility systems (such as the ongoing military conflict between Russia and Ukraine) or other highly disruptive events, such as nuclear accidents, public health epidemics or pandemics (such as the COVID-19 outbreak), unusual weather conditions, widespread supply chain disruptions or cyberattacks, could adversely affect our business operations and financial performance. Such events could result in physical damage to or destruction or disruption of one or more of our properties (including our corporate offices, Centralized Processing Centers, other processing facilities and stores) or properties used by NPPs in connection with the supply of secondhand items to us, negative impacts on our team members in parts or all of our operations, supply chain disruptions, data, utility and communications disruptions, fewer customers visiting our stores, including due to quarantines or public health crises and the inability of our customers to reach or have transportation to our stores directly affected by such events. Such events could cause us to incur significant costs to relocate or re-establish these functions and negatively impact our operating results. These events could also negatively impact the willingness of donors to donate items to our NPPs (either directly to our NPPs or through OSDs), which would adversely affect the price, quantity and quality of secondhand items we are able to purchase. In addition, these events could cause a temporary reduction in consumer sales or the ability to sell our items or could indirectly result in increases in the costs of our insurance if they result in significant loss of property or other insurable damage. These factors could also cause reputational harm, decreased consumer confidence and spending and/or increased volatility in the United States, Canada and global financial markets and economies. Any of these developments could have a material and adverse effect on our business, financial condition and results of operations.

Our advertising activity may fail to efficiently drive growth in customers, which could harm our business, results of operations and financial condition.

Our future growth and potential profitability will depend in large part upon the effectiveness and efficiency of our advertising, promotion, public relations and marketing programs, and we are investing in these activities. Our advertising activities may not yield increased revenue and the efficacy of these activities will depend on a number of factors, including our ability to:

•	determine the effective creative message and media mix for advertising, marketing and promotional expenditures;

•	select the right markets, media and specific media vehicles in which to advertise;

•	identify the most effective and efficient level of spending in each market, media and specific media vehicle; and

•	effectively manage marketing costs, including creative and media expenses, to maintain acceptable customer acquisition costs.

We closely monitor the effectiveness of our advertising campaigns and changes in the advertising market, and adjust or re-allocate our advertising spend across channels, customer segments and geographic markets in real-time to optimize the effectiveness of these activities. We expect to increase advertising spend in future periods to continue driving our growth. Increases in the pricing of one or more of our marketing and advertising channels could increase our marketing and advertising expenses or cause us to choose less expensive but possibly less effective marketing and advertising channels. If we implement new marketing and advertising strategies, we may incur significantly higher costs than our current channels, which, in turn, could adversely affect our results of operations.

Implementing new marketing and advertising strategies also could increase the risk of devoting significant capital and other resources to endeavors that do not prove to be cost effective. We also may incur marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses and our marketing and advertising expenditures may not generate sufficient levels of brand awareness or result in increased revenue. Even if our marketing and advertising expenses result in increased sales (or donations made to our NPPs), the increase might not offset our related expenditures. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace or supplement existing marketing and advertising channels with similarly or more effective channels, our marketing and advertising expenses could increase substantially, our customer base could be adversely affected, our brands could suffer and our business, results of operations and financial condition could be harmed.

We may not succeed in promoting and maintaining our reputation, which could harm our business and future growth.

We believe that maintaining our reputation is critical to driving customer and NPP and donor engagement. An important goal of our brand promotion strategy is establishing trust with our customers and NPPs and their donors.

For customers, maintaining our reputation requires that we foster trust through responsive and effective customer service and a broad supply of desirable brands and secondhand items. For NPPs and their donors, maintaining our brands and reputation requires that we foster convenience with service that is convenient, consistent and timely. We must also maintain trust through consistent receiving and payment processes for secondhand items supplied to us. Our payments must also be perceived by our NPPs to be adequate compensation for the items they collect.

If we fail to maintain our reputation with our customers, our revenues could be materially and adversely affected. If we fail to maintain our reputation with our NPPs and their donors, the quantity and quality of goods supplied to us could be materially and adversely affected. As a result, a failure to maintain our reputation could have a material, adverse effect on our business, growth, results of operations and financial condition.

Certain estimates of market opportunity and our customer and NPP and donor metrics included in this prospectus may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.

This prospectus includes our estimates, based on research, surveys and internally generated data, of the addressable market for our company and metrics related to our customers and NPPs and their donors. Market opportunity estimates, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size of our target market, market demand, capacity to address this demand and pricing may prove to be inaccurate. The addressable market we estimate may not materialize for many years, if ever.

We may not be able to address fully the markets that we believe we can address, and we cannot be sure that these markets will grow at historical rates or the rates we expect for the future. Even if we are able to address the markets that we believe represent our market opportunity and even if these markets experience the growth we expect, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates and forecasts of market size and opportunity and of market growth included in this prospectus may not be indicative of our future growth.

Certain metrics presented in this prospectus, including the numbers of customers and NPPs and their donors, are based on market research, internally generated data, assumptions and estimates, and we use these numbers in managing our business. To the extent the metrics are inaccurate, our business decisions based on such metrics may prove to be incorrect. If investors or analysts do not perceive our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics or the underlying information, our reputation, business, results of operations and financial condition would be harmed.

Risks Relating to Information Technology, Intellectual Property, Data Security and Privacy

Compromises of our data security, including cyber-attacks or data breaches, could cause us to incur unexpected expenses and may materially harm our reputation and results of operations.

In the ordinary course of our business, we collect, process and store certain personal information and other data relating to individuals, such as our customers and employees. We also maintain other information, such as financial information, operating statistics and metrics, trade secrets and confidential business information and certain confidential information of third parties, that is sensitive and that we seek to protect.

We rely substantially on commercially available systems, software, tools and monitoring to provide security for our processing, transmission and storage of personal information and other confidential information. We have been in the past and could be in the future the subject of hacking, phishing attacks, data breaches, ransomware attacks or other attacks. For example, in July 2020, we suffered a ransomware attack that caused the loss of some of our data and caused some temporary operational disruptions. These incidents have allowed, and may in the future continue to allow, hackers or other unauthorized parties to gain access to personal information or other data, including payment card data or confidential business information, and we might not discover such issues for an extended period. The techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, our employees, NPPs or other third parties with whom we do business may attempt to circumvent security measures in order to misappropriate such personal information, confidential information or other data, or may inadvertently release or compromise such data. We are also affected by the security practices of our third-party service providers, which may be outside of our direct control. If these third parties fail to adhere to adequate security practices, or experience a breach of their networks, our users’ data may be improperly accessed, used or disclosed, and our business operations may be disrupted. We expect to incur ongoing costs associated with the detection and prevention of security breaches and other security-related incidents. In addition, we provide the audit committee of our board of directors regular reports on such breaches or incidents, including the July 2020 incident, and on our efforts to implement more robust security measures. We may incur additional costs in the event of a security breach or other security-related incident. Any actual or perceived compromise of our systems or data security measures or those of third parties with whom we do business, or any failure to prevent or mitigate the loss of personal or other confidential information and delays in detecting or providing notice of any such compromise or loss could disrupt our operations, harm the perception of our security measures, damage our reputation, cause some participants to decrease or stop their visiting of our stores and subject us to litigation, government action, increased transaction fees, regulatory fines or penalties or other additional costs and liabilities that could adversely affect our business, results of operations and financial condition.

Our insurance coverage may not be adequate for data handling or data security liabilities, and that insurance may not continue to be available to us on economically reasonable terms, or at all. An insurer may also deny coverage as to a future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could harm our business, results of operations, financial condition and reputation.

In addition, the changes in our work environment as a result of the COVID-19 pandemic could impact the security of our systems, as well as our ability to protect against attacks and detect and respond to them quickly. Any rapid adoption by us of third-party services designed to enable the transition to a remote workforce also may introduce security risk that is not fully mitigated prior to the use of these services. We may also be subject to increased cyber-attacks, such as phishing attacks by threat actors using the attention placed on the COVID-19 pandemic as a method for targeting our personnel.

Our use and other processing of personal information and other data is subject to laws and regulations relating to privacy, data protection and information security. Changes in such laws or regulations or any actual or perceived failure by us to comply with such laws and regulations our privacy policies and/or contractual obligations could adversely affect our business, results of operations and financial condition.

We collect, maintain and otherwise process significant amounts of personal information and other data relating to our customers, employees and other individuals. Numerous state, federal and international laws, rules and regulations govern the collection, use and protection of personal information and other types of data we collect, use, disclose and otherwise process. Such requirements are constantly evolving, and we expect that there will continue to be new proposed requirements relating to privacy, data protection and information security in the United States, Canada and other jurisdictions, or changes in the interpretation of existing privacy requirements. For example, the California Consumer Privacy Act (“CCPA”) took effect on January 1, 2020 and broadly defines personal information, imposes stringent consumer data protection requirements, gives California residents expanded privacy rights, provides for civil penalties for violations and introduces a private right of action for data breaches. Additionally, on November 3, 2020, Proposition 24 was approved in California which creates a new privacy law, the California Privacy Rights Act (“CPRA”). The CPRA creates additional obligations relating to personal information that took effect on January 1, 2023. We will continue to monitor developments related to the CPRA and anticipate additional costs and expenses associated with CPRA compliance. Additionally, the CCPA has prompted other states to propose and enact similar laws and regulations relating to privacy. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act (“CDPA”) which became effective on January 1, 2023, and on June 8, 2021, Colorado enacted the Colorado Privacy Act (“CPA”) which takes effect on July 1, 2023. The CDPA and CPA share similarities with the CCPA, the CPRA, and legislation proposed in other states. Aspects of the CCPA, CPRA, CDPA, and CPA, and their interpretation, remain unclear, and we cannot yet fully predict the impact of these laws or regulations on our business or operations.

We have significant operations in Canada and Australia, and must comply with data privacy laws in both jurisdictions. In Canada, our collection, use, disclosure and management of personal information must comply with both federal and provincial privacy laws, which impose separate requirements, but may overlap in some instances. The Personal Information Protection and Electronic Documents Act (“PIPEDA”) applies in all Canadian provinces except, in certain contexts, Alberta, British Columbia and Québec, as well as to the transfer of personal information across provincial or international borders. PIPEDA imposes stringent personal information protection obligations, requires privacy breach reporting, and limits the purposes for which organizations may collect, use and disclose personal information, which includes consumer data. The provinces of Alberta, British Columbia, and Québec have enacted separate data privacy laws that are substantially similar to PIPEDA, but, among other differences, all three additionally apply to our handling of our own employees’ personal data within their respective provinces. We may incur additional costs and expenses related to compliance with these laws. We are also subject to Canada’s anti-spam legislation (“CASL”) which includes rules governing commercial electronic messages, which include marketing emails, text messages and social media messages. Under these rules, we must follow certain standards when sending marketing messages, and, among other requirements, are prohibited from sending them without the recipient’s consent (or there is a statutory exception to the requirement for consent), and can be held liable for violations. In Australia, the Privacy Act 1988 and the Australian Privacy Principles (“APPs”) regulate the handling of personal information, which is defined in similar terms to the CCPA. The Privacy Act and the APPs set out data protection principles for how personal information should be collected, used, stored and disclosed, and when an entity must provide notice if personal information has been lost or accessed without authorization. The Privacy Act also gives the Australian Information Commissioner the power to conduct investigations, and contains civil penalties for breach. The Privacy Act is currently under review and may be amended to include more stringent requirements, including mandating the destruction or de-identification of personal information in certain circumstances. We may also be subject to the Spam Act 2003 and the Do Not Call Register Act 2006 which regulate the sending of commercial electronic messages and telemarketing activities. To the extent our operations further expand internationally, we may become subject to additional laws and regulations relating to privacy and data protection.

Future requirements, or changes in the interpretation of existing requirements relating to privacy, data protection and information security may, among other requirements, require us to implement privacy and security policies, provide certain types of notices, grant certain rights to individuals, inform individuals of security breaches and, in some cases, obtain individuals’ consent to use personal data for certain purposes. For example, in Canada, major amendments to the privacy law in Quebec are coming into force between September 2022 and September 2024, and a bill for a replacement to PIPEDA has been tabled and is currently working its way through the Canadian federal legislative process. These requirements may be inconsistent from one jurisdiction to another, subject to differing interpretations and may be interpreted to conflict with our practices. We cannot yet fully determine the impact that such future requirements may have on our business or operations. Additionally, we are subject to the terms of our privacy policies and notices and may be bound by contractual requirements applicable to our collection, use, processing, security and disclosure of personal information, and may be bound by or alleged to be subject to, or voluntarily comply with, self-regulatory or other industry standards relating to these matters.

Any failure or perceived failure by us or any third parties with which we do business to comply with these privacy requirements, with our posted privacy policies or with other obligations to which we or such third parties are or may become subject relating to privacy, data protection or information security, may result in investigations or enforcement actions against us by governmental entities, private claims, public statements against us by consumer advocacy groups or others and fines, penalties or other liabilities. For example, California consumers whose information has been subject to a security incident may bring civil suits under the CCPA for statutory damages between $100 and $750 per consumer. In Canada, we may be subject to regulatory investigations, fines or class action suits stemming from violations of PIPEDA, provincial data privacy laws or CASL. Any such action would be expensive to defend, likely would damage our reputation and market position, could result in substantial liability and could adversely affect our business and results of operations.

We may be unable to protect our intellectual property rights.

We rely on a combination of intellectual property rights, contractual protections and other practices to protect our brands, proprietary information, technologies and processes. We primarily rely on copyright and trade secret laws and exclusive licenses-in to protect our proprietary technologies and processes, including the automated operations systems and machine learning technology we use throughout our business. Others may independently develop the same or similar technologies and processes or may improperly acquire and use information about our technologies and processes, which may allow them to provide a service similar to ours, which could harm our competitive position. Our principal trademark assets include the registered and common law trademarks “Savers Value Village,” “Savers,” “Value Village,” “Village des Valeurs,” “Unique,” “2nd Ave.,” “GreenDrop,” “Super Savers Club,” “Community Donation Center” and “Thrift Proud” and our logos and taglines. Our trademarks are valuable assets that support our brands and customers’ perception of our services and merchandise. We have registered trademarks in Australia, Canada and the United States. We also hold the rights to the “savers.com” Internet domain name and various related domain names, which are subject to Internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. If we are unable to protect our trademarks or domain names, our brand recognition and reputation would suffer, we would incur significant expense establishing new brands and our results of operations would be adversely impacted. Further, to the extent we pursue patent protection for our innovations, patents we may apply for may not issue, and patents that do issue or that we acquire may not provide us with any competitive advantages or may be challenged by third parties. There can be no assurance that any patents we obtain will adequately protect our inventions or survive a legal challenge, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships, partnerships and business alliances, no assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our automation technologies or technologies related to our operations or services.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights, and we may or may not be able to detect infringement by third parties. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay the implementation of our platform, impair the functionality of our platform, delay introductions of new capabilities, result in our substituting inferior or more costly technologies into our business, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new capabilities, and we cannot assure you that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.

We may be accused of infringing intellectual property or other proprietary rights of third parties.

We have been in the past and may be accused in the future of infringing intellectual property or other proprietary rights of third parties. We are also at risk of claims by others that we have infringed their copyrights, trademarks or patents, or improperly used or disclosed their trade secrets or otherwise infringed or violated their proprietary rights, such as the right of publicity. For example, although we require our employees to not use the proprietary information or know-how of others in their work for us, we may become subject to claims that these employees have divulged, or we have used, proprietary information of these employees’ former employers. The costs of supporting any litigation or disputes related to these claims can be considerable, and we cannot assure you that we will achieve a favorable outcome of any such claim. If any such claim is valid, we may be compelled to cease our use of such intellectual property or other proprietary rights and pay damages, which could adversely affect our business. In addition, if such claims are valid, we may lose valuable intellectual property rights or personnel, which could harm our business. Even if such claims were not valid, defending them could be expensive and distracting, adversely affecting our results of operations.

We rely on software, technology and services from other parties. Defects in or the loss of access to software or services from third parties could increase our costs and adversely affect the quality of our products.

We rely on software, technologies and services sourced or licensed from third parties to operate critical functions of our business, including payment processing services, certain aspects of CPC automation and customer relationship management services. We also use Microsoft services for our business emails, file storage and communications. Our business would be disrupted if any of the third-party software or services we utilize, or functional equivalents thereof, were unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices. In each case, we would be required to either seek licenses to software or services from other parties and redesign our business and operations to function with such software or services or develop these components ourselves, which would result in increased costs.

Risks Relating to Legal, Regulatory, Accounting and Tax Matters

Risks arising from the material weaknesses we have identified in our internal control over financial reporting and any failure to remediate these material weaknesses.

As a public company, we will be required to maintain internal control over financial reporting in accordance with applicable rules and guidance and to report any material weaknesses in such internal control over financial reporting. Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In preparation for this offering, we identified deficiencies in our internal control over financial reporting, which in the aggregate, constitute a material weakness related to (i) the sufficiency of technical accounting and SEC reporting expertise within our accounting and financial reporting function, (ii) the establishment and documentation of clearly defined roles within our finance and accounting functions and (iii) our ability to evidence the design and implementation of effective information technology general controls (“ITGCs”) for information systems and applications that are relevant to the preparation of our financial statements.

If our steps are insufficient to successfully remediate the material weaknesses and otherwise establish and maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence in us and the value of our common stock could be materially and adversely affected. We may not be able to remediate the identified material weaknesses, and additional material weaknesses or significant deficiencies in our internal control over financial reporting may be identified in the future. Effective internal control over financial reporting is necessary for us to provide reliable and timely financial reports and, together with adequate disclosure controls and procedures, are designed to reasonably detect and prevent fraud. Our failure to implement and maintain effective internal control over financial reporting, to remedy identified material weaknesses or significant deficiencies or to implement required new or improved controls could result in errors in our financial statements that could result in a restatement of our financial statements or cause us to fail to timely meet our financial and other reporting obligations.

We may be unable to maintain an effective system of disclosure controls and procedures or internal control over financial reporting and produce timely and accurate financial statements or comply with applicable regulations.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Sarbanes-Oxley Act, and, if approved for listing, the rules and regulations and the listing standards of the NYSE.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

In addition to the material weaknesses in our internal control over financial reporting that we have identified, we may discover weaknesses in our disclosure controls and procedures and internal control over financial reporting in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could cause delays in our ability to comply with public company reporting requirements (including under the Exchange Act or stock exchange rules) and could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material adverse effect on our business and operating results and could cause a decline in the price of our common stock.

We will incur increased expenses associated with being a public company.

As a public company, we will incur significant legal, accounting, investor relations and other expenses that we did not incur as a private company, and we may not be eligible to use the scaled disclosure standards applicable to “emerging growth companies” under the JOBS Act. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the NYSE, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that the requirements of operating as a public company will increase our legal and financial compliance and investor relations costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will also need to establish an investor relations function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of those costs.

Public company reporting and disclosure obligations and a broader shareholder base as a result of our status as a public company may expose us to a greater risk of claims by shareholders, and we may experience threatened or actual litigation from time to time. If claims asserted in such litigation are successful, our business and operating results could be adversely affected, and, even if claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them and the diversion of management resources, could adversely affect our business and operating results.

Changes in Canadian, Australian or U.S. national or local regulations, including those relating to the sale of secondhand items and advertising practices, or our actual or alleged failure to comply with such regulations may have a material adverse effect on our reputation, business, financial condition and results of operations.

Our business and financial condition could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our business, including those relating to consumer protection, anti-corruption, antitrust and competition, economic and trade sanctions, tax, banking, environmental protection, waste management, sustainability, data security, network and information systems security, data protection and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from conducting some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our merchandise, limit marketing methods and capabilities, affect our growth, increase costs or subject us to additional liabilities. In addition, if we were to further expand internationally, we could be subject to additional regulation.

The resale of secondhand items is subject to regulation, including by regulatory bodies such as the U.S. Consumer Product Safety Commission, the U.S. Federal Trade Commission (the “FTC”), the U.S. Fish and Wildlife Service and other international, federal, state and local governments and regulatory authorities. These laws and regulations are complex, vary from jurisdiction to jurisdiction and change often. We monitor these laws and regulations and adjust our business practices as warranted to comply. We receive our supply of secondhand items from numerous NPPs and their donors located in approximately 27 U.S. states, and the items we receive from our NPPs and their donors may contain materials such as ivory, fur, snakeskin and other exotic animal product components, that are subject to regulation in the United States and overseas. In Canada, we follow the Wild Animal and Plant Protection and Regulation of International and Interprovincial Trade Act, which, among other things, restricts the sale of ivory and other protected species. In Australia, we are prohibited from trading in certain animal products because Australia is a signatory to the Convention on International Trade in Endangered Species of Wild Fauna and Flora. Failure of our employees to identify prohibited items and remove them from the sale process could lead to violations of regulations or other claims against us, resulting in increased legal expenses and costs. Moreover, in connection with our marketing and advertisement practices, we have been in the past, are currently and may in the future be, the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states. Failure by us to prevail on existing claims relating to false or deceptive advertising, effectively monitor the application of these laws and regulations to our business, and to comply with such laws and regulations, may negatively affect our brands, adversely impact our relationships with our NPPs and subject us to penalties and fines.

Numerous jurisdictions, including the States of California and New York, Canada and Australia, have regulations regarding the handling of secondhand items and licensing requirements of secondhand dealers. In Canada, we follow the Canada Consumer Product Safety Act Health Canada’s “Industry Guide to Second-Hand Products (Including Children’s Products)”, which guides businesses selling secondhand products ensure all appropriate steps are taken to ensure consumer product safety, including with regard to product recalls. In Australia, product safety regulation is a shared responsibility between the Australian Competition and Consumer Commission and the product regulators in each of the Australian States and Territories. In Australia, all consumer products, regardless of whether they are secondhand or new, must be safe and meet the consumer guarantees under the Australian Consumer Law which include that products are of acceptable quality, match their description and are fit for purpose, and that any express warranties will be met. We must ensure that we meet mandatory reporting requirements if there is a risk that a product is not safe, and that we do not sell banned or recalled products. In addition, some products such as aquatic toys and certain goods designed for use by babies and children are regulated by mandatory product safety standards. There are serious penalties for selling non-compliant products. We must also be registered with the regulatory bodies in each of the Australian States and Territories to sell secondhand goods. Such government regulations could require us to change the way we conduct business in the applicable jurisdictions, such as prohibiting or otherwise restricting the sale or shipment of certain items in some locations. These regulations could result in increased costs or reduced revenue. We could also be subject to fines or other penalties that could harm our business.

Additionally, supplied secondhand items could be subject to recalls and other remedial actions and product safety, labeling and licensing concerns may require us to voluntarily remove certain secondhand items from our stores. Such recalls or voluntary removal of items can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs and legal expenses, which could have an adverse effect on our results of operations. Some of the secondhand items sold at our stores may expose us to product liability claims and litigation or regulatory action relating to personal injury, environmental or property damage. We cannot be certain that our insurance coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms or at all.

Our failure to address risks associated with payment methods, credit card fraud and other consumer fraud, or our failure to control any such fraud, could damage our reputation and brands and could harm our business, results of operations and financial condition.

We have in the past incurred and may in the future incur losses from various types of fraudulent transactions, including the use of stolen credit card numbers, and claims that a customer did not authorize a purchase. In addition, as part of the payment processing process, our customers’ credit and debit card information is transmitted to our third-party payment processors, and we may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our customers’ credit or debit card information if the security of our third-party credit card payment processors are breached.

We and our third-party credit card payment processors are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we or our third-party credit card payment processors fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers. Further, we could violate or be alleged to have violated applicable laws, regulations, contractual obligations or other obligations, including those regulating to privacy, data protection and data security as outlined above, and including harm to our reputation and market position. Any of these could have an adverse impact on our business, results of operations, financial condition and prospects. Our failure to adequately prevent fraudulent transactions could damage our reputation and market position, result in claims, litigation or regulatory investigations and proceedings or lead to expenses that could harm our business, results of operations and financial condition.

We and our directors and executive officers may be subject to litigation for a variety of claims, which could harm our reputation and adversely affect our business, results of operations and financial condition.

In the ordinary course of business, we have in the past and may in the future be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits and proceedings could include labor and employment, wage and hour, commercial, consumer protection, regulatory, antitrust, alleged securities law violations or other investor claims, claims that our employees have wrongfully disclosed or we have wrongfully used proprietary information of our employees’ former employers and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Further, our general liability insurance may not cover all potential claims made against us or be sufficient to indemnify us for all liability that may be imposed. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation.

Our directors and executive officers may also be subject to litigation. The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, our amended and restated bylaws and indemnification agreements that we entered into with our directors and executive officers provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law and may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. Such provisions may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against our directors and executive officers as required by these indemnification provisions. We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. These insurance policies may not cover all potential claims made against our directors and executive officers, may not be available to us in the future at a reasonable rate and may not be adequate to indemnify us for all liability that may be imposed. See the section titled “Certain Relationships and Related Party Transactions—Indemnification of officers and directors.”

As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not harm our business, results of operations and financial condition.

Subjective estimates and judgments used by management in the preparation of our financial statements, including estimates and judgments that may be required by new or changed accounting standards, may impact our financial condition and results of operations.

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Due to the inherent uncertainty in making estimates, results reported in future periods may be affected by changes in estimates reflected in our financial statements for earlier periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. From time to time, there may be changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retrospectively. If the estimates and judgments we use in preparing our financial statements are subsequently found to be incorrect or if we are required to restate prior financial statements, our financial condition or results of operations could be significantly affected.

Tax legislation could adversely affect our business, financial condition and results of operations.

The Tax Cuts and Jobs Act, (the “Tax Act”), among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of “adjusted earnings” (roughly defined as earnings before interest, taxes, depreciation and amortization in the case of taxable years beginning before January 1, 2022 and earnings before interest and taxes thereafter), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. The most significant impacts of the Tax Act on our financial results to date have included lowering of the U.S. federal corporate income tax rate and remeasurement of our net deferred tax liabilities. We continue to examine the impact that the Tax Act may have on our business in the longer term. The U.S. government may enact significant new changes to the taxation of business entities, including, among others, an increase in the U.S. taxation of international business operations. Accordingly, the impact of the Tax Act and any future tax legislation on us is uncertain.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset taxable income or taxes may be limited.

As of December 31, 2022 and January 1, 2022, we did not have U.S. federal net operating loss carryforwards and had $24.6 million and $50.8 million, respectively, of U.S. state net operating loss carryforwards. These net operating loss carryforwards expire between 2024 and 2041. As of

December 31, 2022, we had no federal foreign tax credit, no federal R&D credits and $3.2 million of other federal credits that will expire between 2039 and 2042. As of January 1, 2022, we had a federal foreign tax credit of $2.5 million, which will expire in 2026, federal R&D credits of $1.0 million, which will expire between 2039 and 2041, and other federal credits of $5.3 million, which will expire between 2031 and 2041. Portions of these net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities.

Under the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security (the “CARES Act”), U.S. federal net operating losses incurred in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal net operating losses in taxable years beginning after December 31, 2020, is limited. It is uncertain how various states will respond to the Tax Act and the CARES Act. For state income tax purposes, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its postchange income or taxes may be limited. We have experienced such ownership changes in the past, and may experience such ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our net operating loss carryforwards is materially limited, it would harm our future results of operations by effectively increasing our future tax obligations.

We are subject to various anti-corruption laws and regulations and laws and regulations relating to export controls and economic sanctions. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments of cash (or anything else of value) to government officials and other persons in order to obtain or retain business. Our business operations also must be conducted in compliance with applicable export control and economic sanctions laws and regulations, including rules administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant authorities.

We strive to conduct our business activities in compliance with relevant anti-corruption and trade control laws and regulations, and we are not aware of issues of historical noncompliance. However, full compliance cannot be guaranteed. Further expansion of our retail or wholesale footprint outside the United States would likely increase our future legal exposure. Violations of anti-corruption or trade control laws and regulations, or even allegations of such violations, could result in civil or criminal penalties, as well as disrupt our business, operations, financial condition and results of operations. Further, changes to the applicable laws and regulations, and/or significant business growth, may result in the need for increased compliance-related resources and costs.

Risks Relating to Our Indebtedness and Liquidity

Our indebtedness could materially adversely affect our financial condition.

We have, and after this offering will continue to have, a significant amount of indebtedness. As of April 1, 2023, on an as adjusted basis, our total indebtedness would have been $854.2 million, including $392.0 million aggregate principal amount outstanding under our Senior Secured Credit Facilities and $495.0 million aggregate principal amount of Notes under the indenture dated as of February 6, 2023, by and among Evergreen AcqCo 1 LP, TVI, Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee (the “Indenture”). Under the Senior Secured Credit Facilities, we have the Term Loan Facility and the Revolving Credit Facility. As of April 1, 2023, on an as-adjusted basis, we had $30.0 million of borrowings and $1.3 million of letters of credit outstanding under the Revolving Credit Facility, leaving $43.7 million available for borrowing out of a total committed amount of $75.0 million. On an as adjusted basis, our debt includes capitalized issuance costs and a remaining discount of $32.8 million as of April 1, 2023.

Our substantial indebtedness could have important consequences to the holders of our common stock, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring us to dedicate a substantial portion of our cash flows to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Senior Secured Credit Facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the Senior Secured Credit Facilities and the Indenture contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured Credit Facilities.”

The Term Loan Facility and the Notes will mature on April 26, 2028. The Revolving Credit Facility will mature on April 26, 2026. We may need to refinance all or a portion of our indebtedness on or before the maturity thereof. We may not be able to obtain such financing on commercially reasonable terms or at all. Failure to refinance our indebtedness could have a material adverse effect on us.

We may not be able to generate sufficient cash to service all of our indebtedness or repay such indebtedness when due and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors, some of which are beyond our control. We cannot be sure that our business will generate sufficient cash flows from operating activities, or that future borrowings will be available, to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to implement any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The Senior Secured Credit Facilities and the Indenture restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would have a material adverse effect on our financial condition and results of operations.

If we cannot make scheduled payments on our debt, we will be in default, and the lenders under the Senior Secured Credit Facilities could terminate their commitments to loan money, the lenders and the holders of the Notes could foreclose against the assets securing their debt, and we could be forced into bankruptcy or liquidation. Any of these events could result in you losing all or a portion of your investment in the common stock.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described herein.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the Senior Secured Credit Facilities and the Indenture contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. As of April 1, 2023, on an as-adjusted basis, we would have had $30.0 million of borrowings outstanding under the Revolving Credit Facility, with $1.3 million of outstanding letters of credit, leaving $43.7 million available for borrowing out of a total committed amount (which was increased in November 2022) of $75.0 million. The Senior Secured Credit Facilities provides for additional uncommitted incremental loans of up to the greater of $136 million and 100% of EBITDA for the most recent four fiscal quarters, plus certain other amounts, with additional incremental loans available if certain leverage ratios are maintained. Of the incremental loans, $15.0 million was permitted to be (and was utilized as) incremental commitments under the Revolving Credit Facility. All of those borrowings would be secured by first-priority liens on our property.

The terms of the Senior Secured Credit Facilities and the Indenture restrict our current and future operations, including our ability to respond to changes or to take certain actions.

The Senior Secured Credit Facilities and the Indenture contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured

Credit Facilities.” The Notes and the indebtedness under the Senior Secured Credit Facilities will continue to be outstanding following completion of this offering. The restrictive covenants under the Senior Secured Credit Facilities include restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase junior debt;

•	issue certain preferred stock or similar equity securities;

•	make loans and investments;

•	sell assets or property, except in certain circumstances;

•	create or incur liens;

•	enter into transactions with affiliates;

•	modify or waive certain material agreements in a manner that is adverse in any material respect to the lenders;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	make fundamental changes in our business, corporate structure or capital structure, including, among other things, entering into mergers, acquisitions, consolidations and other business combinations.

As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

A breach of the covenants or restrictions under the Senior Secured Credit Facilities or the Indenture could result in a default or an event of default. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Senior Secured Credit Facilities would permit the lenders under the Revolving Credit Facility to terminate all commitments to extend further credit under such facility. Furthermore, if we were unable to repay the amounts due and payable under the Senior Secured Credit Facilities and the Notes, the lenders under the Senior Secured Credit Facilities and the holders of the Notes could proceed against the collateral granted to them to secure that indebtedness. In exacerbated or prolonged circumstances, one or more of these events could result in our bankruptcy or liquidation.

We rely on available borrowings under the Revolving Credit Facility for liquidity, and the availability of credit under the Revolving Credit Facility may be subject to significant fluctuation.

In addition to cash we generate from our business, our principal existing source of liquidity is borrowings available under the Revolving Credit Facility. As of April 1, 2023, advances on the revolving credit facility were $30.0 million, there were $1.3 million of letters of credit outstanding and $43.7 million was available to borrow. On April 6, 2023, we repaid the $30.0 million advance under the Revolving Credit Facility. The inability to borrow under the Revolving Credit Facility may adversely affect our liquidity, financial position and results of operations.

We are subject to risks associated with our indebtedness and debt service, including risks related to changes in interest rates.

Borrowings under the Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. As interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed has remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, is correspondingly decreasing. Based on amounts outstanding as of on April 1, 2023, on an as-adjusted basis, each 100 basis point change in interest rates would result in a $3.4 million change in annual interest expense on our indebtedness under the Senior Secured Credit Facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.” We enter into interest rate swaps, which act as economic hedges against changes in interest rates under the Senior Secured Credit Facilities. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments or other instruments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps or other instruments we enter into may not fully mitigate our interest rate risk.

A lowering or withdrawal of the ratings assigned to our debt by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

Our cash could be adversely affected if the financial institutions in which we hold our cash fail.

We maintain domestic cash deposits in Federal Deposit Insurance Corporation (“FDIC”) insured banks. The domestic bank deposit balances may exceed the FDIC insurance limits. These balances could be impacted if one or more of the financial institutions in which we deposit monies fails or is subject to other adverse conditions in the financial or credit markets.

Risks Relating to This Offering and Ownership of Our Common Stock

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

There has been no prior public market for our common stock prior to our initial public offering. The initial public offering price for our common stock will be determined through negotiations among the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. The market price of our common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenues or other operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•

additional shares of common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when the applicable “lock-up” periods end;

•	announcements by us or our competitors of significant products or features, innovations, acquisitions, strategic partnerships, joint ventures, capital commitments, divestitures or other dispositions;

•	loss of relationships with significant suppliers or customers;

•	changes in operating performance and stock market valuations of companies in our industry, including our competitors;

•	difficulties in integrating any new acquisitions we may make;

•	loss of services from members of management or employees or difficulty in recruiting additional employees;

•	worsening of economic conditions in the United States or Canada and reduction in demand for our products;

•	price and volume fluctuations in the overall stock market, including as a result of general economic trends;

•	lawsuits threatened or filed against us, or events that negatively impact our reputation; and

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many companies. Often, their stock prices have fluctuated in ways unrelated or disproportionate to their operating performance. In the past, stockholders have filed securities class action litigation against companies following periods of market volatility. Such securities litigation, if instituted against us, could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

HOOPP and Norges have, severally and not jointly, indicated an interest in purchasing up to an aggregate by both HOOPP and Norges of $130.0 million in shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, HOOPP and/or Norges may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to HOOPP and/or Norges. If either HOOPP or Norges is allocated all or a portion of the shares in which it has indicated an interest in this offering or more, and purchases any such shares, such purchase could reduce the available public float for our shares if it holds these shares long term.

An active trading market for our common stock may never develop or be sustained.

We have applied to list our common stock on the NYSE under the symbol “SVV.” However, we cannot be certain that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Furthermore, even if we are approved to list our common stock on the NYSE, we cannot be certain that we will continue to satisfy the continued listing standards of the NYSE. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a material adverse effect on the liquidity and price of our common stock.

Future sales of our common stock and other actions by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees, who have or obtain equity, sell or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. After the completion of this offering, we will have outstanding a total of 160,452,634 shares of common stock.

Subject to certain exceptions described under “Underwriting (Conflicts of Interest),” we and all of our stockholders have entered into or will enter into agreements with the underwriters under which we and they have agreed or will agree, subject to certain exceptions, not to dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus.

When the lock up period in these agreements expires, we and our stockholders will be able to sell shares in the public market. In addition, J.P. Morgan Securities LLC and Jefferies LLC may release all or some portion of the shares subject to the lock up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale.” Sales of a substantial number of such shares, or the perception that such sales may occur, upon the expiration or early release of the securities subject to the lock up agreements could cause the price of our common stock to decline or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, the Ares Funds have demand and “piggy-back” registration rights with respect to our common stock that they will retain following this offering. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future, including our common stock held by the Ares Funds.

We currently do not intend to pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

After completion of this offering, we currently do not anticipate paying any cash dividends for the foreseeable future. In addition, the terms of our indebtedness limit our ability to pay dividends or make other distributions on or to repurchase or redeem, shares of our capital stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay. For more information, see “Dividend Policy.” We cannot be sure that we will pay dividends in the future or continue to pay dividends if we do commence paying dividends.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation regarding our competitors or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more analysts who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

In addition, if we do not meet any financial guidance that we may provide to the public or if we do not meet expectations of securities analysts or investors, the trading price of our common stock could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

Future issuances of our common stock could result in significant dilution to our stockholders, dilute the voting power of our common stock and depress the market price of our common stock.

Future issuances of our common stock could result in dilution to existing holders of our common stock. Such issuances, or the perception that such issuances may occur, could depress the market price of our common stock. We may issue additional equity securities from time to time, including equity securities that could have rights senior to those of our common stock. As a result, purchasers of shares of common stock in this offering bear the risk that future issuances of equity securities may reduce the value of their shares and dilute their ownership interests. Also, to the extent outstanding stock-based awards are issued or become vested, there will be further dilution to the holders of our common stock.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in net tangible book value per share.

The assumed initial public offering price of $16.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. If you purchase shares of common stock in this offering, you will experience substantial and immediate dilution in the as adjusted net tangible book value per share of $20.04 per share as of April 1, 2023 based on the assumed initial public offering price of $16.00 per share. That is because the price that you pay will be substantially greater than the as adjusted net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution to the extent that new securities are issued under our equity incentive plans or we issue additional shares of common stock or common stock in the future. See “Dilution.”

Risks Relating to Our Organizational Structure

Our reliance on dividends, distributions and other payments from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash distributions and other transfers from our direct and indirect subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could impair their ability to make distributions to us.

The continuing control after this offering of our company, including the right to designate individuals to be included in the slate of nominees for election to our board of directors, by the Ares Funds, whose interests may conflict with our interests and those of other stockholders. As such, the Ares Funds may be able to influence or control our affairs and policies following the completion of this offering.

Following this offering, the Ares Funds will beneficially own 88.2% of our common stock (or 86.7% if the underwriters exercise their option to purchase additional shares in full). Pursuant to the Stockholders Agreement that will be entered into between the Ares Funds and us in connection with this offering, the Ares Funds will have the right to designate a number of individuals to be included in the slate of nominees for election to our board of directors equal to the greater of up to seven directors and the number of directors comprising a majority of our board of directors for so long as the Ares Funds own 40% or more of the outstanding shares of our common stock. The Stockholders Agreement will provide that the Ares Funds will be able to nominate a specified number of directors to our board based on its beneficial ownership of our common stock.

Because our board of directors will be divided into three staggered classes, the Ares Funds may be able to influence or control our affairs and policies even after they cease to own a majority of our outstanding common stock during the period in which the Ares Funds’ nominees finish their terms as members of our board, but in any event no longer than would be permitted under applicable law and the NYSE listing requirements. Therefore, following the completion of this offering and for so long as the Ares Funds continue to own 40% or more of our common stock, individuals affiliated with the Ares Funds will have the power to elect a majority of our directors and will have effective control over the outcome of votes on all matters requiring approval by our board of directors or our stockholders regardless of whether other stockholders believe such matter is in our best interests.

In addition, following the completion of this offering, the Stockholders Agreement will provide that, for so long as the Ares Funds own at least 30% of the outstanding shares of our common stock, certain significant corporate actions will require the prior written consent of the Ares Funds, subject to certain exceptions. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

These actions include, subject to certain exceptions:

•

merging or consolidating with or into any other entity, or transferring all or substantially all of our assets, taken as a whole, to another entity, or undertaking any transaction that would constitute a “Change of Control” as defined in our debt agreements;

•	acquiring or disposing of assets, in a single transaction or a series of related transactions, or entering into joint ventures, in each case with a value in excess of $50.0 million;

•	incurring indebtedness in a single transaction or a series of related transactions in an aggregate principal amount in excess of $100.0 million;

•	issuing our or our subsidiaries’ equity other than pursuant to an equity compensation plan approved by our stockholders or a majority of the directors designated by the Ares Funds;

•	appointing and removing our chief executive officer;

•

entering into any transactions, agreements, arrangements or payments with any other person who owns greater than or equal to 10% of our common stock then outstanding that are material or involve aggregate payments or receipts in excess of $500,000;

•	amending, modifying or waiving any provision of our organizational documents in a manner that adversely affects the Ares Funds;

•	commencing any liquidation, dissolution or voluntary bankruptcy, administration, recapitalization or reorganization;

•	increasing or decreasing the size of our board of directors; and

•	entering into of any agreement to do any of the foregoing.

The interests of Ares, its affiliates and managed accounts could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by the Ares Funds could delay, defer or prevent a change in control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us. Additionally, Ares, its affiliates and managed accounts are in the business of making investments in companies and may, from time to time, acquire and hold interests in or provide advice to businesses that compete directly or indirectly with us, or are suppliers or customers of ours. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor. So long as funds, investment vehicles or accounts managed or advised by the Private Equity Group of Ares continue to directly or indirectly own a significant amount of our equity, even if such amount is less than 40%, Ares will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

Our status as a “Controlled Company” within the meaning of the NYSE rules, and our exemption from certain corporate governance requirements.

Following this offering, funds, investment vehicles or accounts managed or advised by the Private Equity Group of Ares will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating, governance and sustainability committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We may utilize these exemptions as long as we remain a controlled company. As a result, we may not have a majority of independent directors and our nominating, governance and sustainability committee and compensation committee may not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Pursuant to Rule 10C-1 under the Exchange Act, the NYSE has adopted amendments to its listing standards that require, among other things, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel, and other committee advisors; and

•

compensation committees be required to consider, when engaging compensation consultants, legal counsel, or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor’s employer and us.

As a “controlled company,” we will not be subject to these compensation committee independence requirements.

Certain provisions in our certificate of incorporation and our bylaws that may delay or prevent a change of control.

Our certificate of incorporation and bylaws, each of which will be in effect upon the completion of this offering, contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that our stockholders may deem advantageous. In particular, our certificate of incorporation and bylaws:

•

establish a classified board of directors so that not all members are elected at one time, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

permit our board of directors to establish the number of directors and fill any vacancies (including vacancies resulting from an expansion in the size of our board of directors), except in the case of the vacancy of an Ares Funds-designated director (in which case the Ares Funds will be able to fill the vacancy);

•	establish limitations on the removal of directors;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that our board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware;

•

provide that stockholders may not act by written consent following the time when the Ares Funds cease to beneficially own at least a majority of the shares of our outstanding common stock, which time we refer to as the “Trigger Date”, which would require stockholder action to be taken at an annual or special meeting of our stockholders;

•

prohibit stockholders from calling special meetings following the Trigger Date, which would delay the ability of our stockholders to force consideration of a proposal or to take action, including with respect to the removal of directors; and

•

establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Section 203 of the Delaware General Corporation Law, or the DGCL, prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person, individually or together with any other interested stockholder, who owns or within the last three years has owned 15% of our voting stock, unless the business combination is approved in a prescribed manner. We have elected to opt out of Section 203 of the DGCL. However, our certificate of incorporation will contain a provision that is of similar effect, except that it will exempt from its scope the Ares Funds, any of their affiliates and certain of their respective direct or indirect transferees as described under “Description of Capital Stock—Anti-Takeover Provisions.”

Any provision of our certificate of incorporation, our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of common stock and could also affect the price that some investors are willing to pay for our common stock. See “Description of Capital Stock—Anti-Takeover Provisions.”

Our certificate of incorporation, which will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for a wide range of disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation, which will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the DGCL, our certificate of incorporation or our bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the exclusive-forum provisions in our certificate of incorporation.

The exclusive-forum provisions will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive-forum provision. However, there is substantial uncertainty as to whether a court would enforce the exclusive-forum provisions relating to causes of action arising under the Securities Act. For example, the Court of Chancery of the State of Delaware recently determined that a provision stating that federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. This decision may be reviewed and ultimately overturned by the Delaware Supreme Court. If a court were to find any of the exclusive-forum provisions in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage lawsuits against us and our directors, officers and employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, neither the Ares Funds nor any of their affiliates or their respective portfolio companies or affiliated funds, nor any of their respective officers, directors, employees, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, agent, stockholder, member, partner or affiliate of the Ares Funds or their affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to the Ares Funds or their affiliates, instead of to us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, agent, stockholder, member, partner or affiliate has directed to the Ares Funds or their affiliates. For example, a director of our company who also serves as an officer, director, employee, agent, stockholder, member, partner or affiliate of the Ares Funds or their affiliates, or any of their respective portfolio companies or affiliated funds may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by an Ares Fund to itself or their affiliates or their respective portfolio companies or affiliated funds instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in “Description of Capital Stock—Corporate Opportunity.”

General Risks

We depend on our executive officers and other key technical, operational and sales employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.

Our success depends largely upon the continued services of our executive officers and other key technical, operational and sales employees. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. Our employment agreements with our executive officers or other key personnel do not require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our Chief Executive Officer, or other executive officers or key technical, operational and sales employees could harm our business.

Volatility or lack of appreciation in the stock price of our common stock may also affect our ability to attract and retain our executive officers and key technical, operational and sales employees. Many of our senior personnel and other key technical, operational and sales employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase price of the shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the market price of our common stock. If we do not maintain and continue to develop our corporate culture as we grow and evolve, it could harm our ability to foster the innovation, craftsmanship, teamwork, curiosity and diversity that we believe we need to support our continued growth.

Use of social media, emails and text messages may adversely impact our reputation or subject us to fines or other penalties.

We use social media, emails, push notifications and text messages as part of our omni-channel approach to marketing. As laws and regulations evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to comply with applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, customers or others. Information concerning us, our customers and the brands available at our stores, whether accurate or not, may be posted on social media platforms at any time and may have an adverse impact on our brands, reputation or business. Any such harm may be immediate without affording us an opportunity for redress or correction and could have an adverse effect on our reputation, business, results of operations, financial condition and prospects.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations and financial condition.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the listing standards of the NYSE and other applicable securities rules and regulations, and we may not be eligible to use the scaled disclosure standards applicable to “emerging growth companies” under the JOBS Act. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we will need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. For example, in March 2022, the SEC issued a proposed rule requiring public companies to disclose information regarding their climate-related risks in their annual filings and registration statements. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and being subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition are more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations and financial condition could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Many statements included in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “objective”, “ongoing”, “plan”, “predict”, “project”, “potential”, “should”, “will”, “would” or the negative of these terms or other comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets and growth in the use of engineered products, statements about potential new products and product innovation and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in this prospectus under the headings “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Business” are forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our market opportunity and the potential growth of that market;

•	our strategy, outcomes and growth prospects;

•	trends in our industry and markets; and

•	the competitive environment in which we operate.

Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	both supply of and demand for our products is influenced by general economic conditions and trends in consumer spending on clothing and household items;

•	our ability to source a sufficient quantity of quality secondhand items at attractive prices on a recurring basis;

•	our ability to effectively manage our growth and execute our business plan;

•	risks related to attracting new, and retaining existing customers, including by increasing acceptance of secondhand items among new and growing customer demographics;

•

risks associated with sourcing and processing secondhand items on a continued basis, including processing costs and capacity; risk of damage, loss, or contamination of items and increased costs to maintain or develop sources of supply;

•	risks that certain stores may experience challenges achieving period-to-period comparable sales growth targets due to factors out of our control;

•	our ability to identify and secure suitable locations for new stores as we grow our business;

•	our ability to expand our CPC operations in geographic regions that enable us to effectively scale our operations;

•	various risks to our physical store and processing center locations;

•

risks associated with our significant foreign operations, including regulatory risks in foreign jurisdictions (particularly in Canada, where we maintain extensive operations) and exchange rate risks, which we may not be able to fully hedge;

•	risks related to our ability to attract and retain suitable workers for our stores and processing facilities and to manage labor costs;

•	our ability to retain key store and facility management personnel, who are crucial to our business;

•	risks related to acquisitions or joint ventures we may pursue;

•	our ability to protect our intellectual property rights;

•	risks arising from the material weaknesses we have identified in our internal control over financial reporting and any failure to remediate these material weaknesses;

•	risks arising from compromises of our data security, which may materially harm our reputation and results of operations;

•	our ability to maintain an effective system of internal controls and produce timely and accurate financial statements or comply with applicable regulations;

•	our ability to maintain normal operations and retain customers in the context of the global COVID-19 pandemic and related public health regulations in the jurisdictions in which we operate;

•	the increased expenses associated with being a public company; and

•	other risks and uncertainties, including those described under “Risk Factors.”

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described under “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot be sure that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in, or implied by, the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe that information forms a reasonable basis for such statements, that information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $272.3 million based on an assumed initial public offering price of $16.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us. The net proceeds from this offering excludes $10.2 million of offering costs incurred and paid by us as of April 1, 2023.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. We will not receive any proceeds from the sale of shares in this offering by the selling stockholders upon the sale of shares if the underwriters exercise their option to purchase additional shares.

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $17.6 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting $1.2 million of additional (reduced) assumed underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $15.0 million, assuming the assumed initial public offering price of $16.00 per share remains the same, and after deducting $1.0 million of additional (reduced) assumed underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of $272.3 million received by us from this offering and an estimated $8.2 million of cash on the balance sheet toward the repayment of indebtedness, including accrued and unpaid interest and premium under the Term Loan Facility and the Notes. The Term Loan Facility matures in April 2028 and accrues interest at a variable rate equal to a reference rate plus a margin ranging from 4.50% to 5.75%. As of April 1, 2023, we had $579.2 million of borrowings outstanding under the Term Loan Facility, which consisted of amounts borrowed upon establishment of the Term Loan Facility in April 2021 (the “April 2021 Refinancing”) and the 2nd Ave. Acquisition in November 2021. The Notes mature in April 2028 and accrue interest at a fixed rate of 9.75%. As of April 1, 2023, we had $550.0 million of borrowings outstanding under the Notes. As part of the repayment of indebtedness, we intend to redeem $55.0 million of our outstanding Notes at a price of 103%, plus accrued and unpaid interest.

DIVIDEND POLICY

On November 22, 2021, we paid a dividend of $75.0 million to our equityholders using cash on hand. On December 16, 2022, we paid a dividend of $69.4 million to our equityholders using borrowings from our Revolving Credit Facility and cash on hand. We subsequently repaid all amounts borrowed in connection with this dividend. On February 6, 2023, we paid a dividend of $262.2 million to our equityholders using the proceeds from the Notes Offering. No executive officers or directors received dividend payments. Certain of our employees and directors who hold our equity interests who were not eligible to receive dividend payments received bonus payments in connection with the dividend payments in December 2022 and February 2023. Such dividends were paid to our equityholders as a means to provide our equityholders with a return on their investment. Following completion of this offering, we do not anticipate paying any cash dividends for the foreseeable future. Instead, we anticipate that all of our earnings on our common stock in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us, including under the agreements governing our existing and any future indebtedness. See “Risk Factors—Risks relating to this offering and ownership of our common stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured Credit Facilities.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of April 1, 2023

•	on an actual basis; and

•	on an as-adjusted basis, to give effect to the completion of this offering and additional transactions, as described in Note 1 to the table below.

You should read this table together with the sections titled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of April 1, 2023
(In thousands, except per share data)	Actual	As-Adjusted(1)
Cash and cash equivalents(2)	$92,954	$84,254

Total debt(3)	$1,118,379	$854,234
Stockholders’ (deficit) equity:
Common stock, $.000001 par value, actual and as-adjusted; 713,506 shares authorized, actual and as-adjusted; 141,735 shares issued and outstanding, actual; 160,453 shares issued and outstanding, as-adjusted(4)	—	—
Additional paid-in capital(5)	226,899	530,400
Accumulated deficit(6)	(310,851)	(362,581)
Accumulated other comprehensive income	35,538	35,538

Total stockholders’ (deficit) equity	(48,414)	203,357

Total capitalization	$1,069,965	$1,057,591

(1)	The as-adjusted column reflects the effects of each of the following:

a.

The sale and issuance by us of 18,750,000 shares of our common stock in this offering, based upon the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us upon completion of our initial public offering.

b.

The vesting of the Company’s performance-based options, reflecting an estimated increase to additional paid-in capital and accumulated deficit of $42.0 million, resulting in $0 net impact to stockholders’ (deficit) equity. The performance-based options issued by the Company, which were amended during May 2023, vest upon completion of an initial public offering and achievement of specified volume weighted-average share prices after the initial public offering. The Company is currently finalizing its evaluation of the effects of the May 2023 amendment to the performance-based options.

c.

The use of $272.3 million of net proceeds received by us in this offering and an estimated $8.2 million of cash on the balance sheet toward the repayment of indebtedness, including payments of $272.3 million toward principal reduction under the Term Loan Facility and the Notes, $6.6 million toward accrued and unpaid interest and premium under the Term Loan Facility and Notes and a prepayment premium of $1.7 million under the Notes. The prepayment of our Term Loan Facility and Notes also results in a reduction of deferred debt issuance costs and a loss on debt extinguishment of $8.1 million. Total liabilities are reduced by $270.7 million following the repayment.

d.

The repurchase by the Company of 32,624 shares of common stock for $0.5 million of cash, which occurred on April 28, 2023 and is not reflected in actual shares issued and outstanding as of April 1, 2023.

(2)

The decrease in cash and cash equivalents reflects the receipt and intended use of the $272.3 million of net proceeds from this offering, in addition to an estimated payment of $8.2 million toward the repayment of indebtedness using cash on the balance sheet, and the payment of $0.5 million to repurchase 32,624 shares of common stock on April 28, 2023.

(3)

The decrease in total debt reflects the intended repayment of indebtedness using the net proceeds from this offering and cash on the balance sheet, including a $217.3 million payment of principal under the Term Loan Facility and a $55.0 million payment of principal under the Notes. The effects of the repayment are partially offset by an $8.1 million reduction in debt issuance costs resulting from a loss on debt extinguishment.

(4)

As adjusted common stock shares issued and outstanding gives effect to the sale and issuance by us of 18,750,000 shares of our common stock in this offering, in addition to the repurchase of 32,624 shares of common stock on April 28, 2023.

(5)

The increase in additional paid-in capital reflects the net proceeds of this offering of $272.3 million and the estimated effect of $42.0 million from the vesting of our performance options in connection with this offering, which are partially offset by reclassification of $10.2 million of deferred offering costs capitalized by us as of April 1, 2023 and the repurchase of 32,624 shares of common stock for $0.5 million.

(6)

The increase in accumulated deficit reflects the estimated expense of $42.0 million from the vesting of our performance options in connection with this offering, the prepayment premium of $1.7 million on our Notes, and a loss on debt extinguishment related to the prepayment of our debt of $8.1 million.

Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of our as-adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and capitalization by $17.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting $1.2 million of additional (reduced) assumed underwriting discounts and commissions payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease), as applicable, the amount of our as-adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and capitalization by $15.0 million assuming the assumed initial public offering price remains the same, and after deducting $1.0 million of additional (reduced) assumed underwriting discounts and commissions payable by us.

The table above does not include shares of common stock reserved for future issuance under our equity incentive plans, consisting of options outstanding under our 2019 Management Incentive Plan and shares reserved under our Omnibus Incentive Plan, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of our common stock reserved for issuance under our Omnibus Incentive Plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the as adjusted net tangible book deficit per share immediately after this offering.

Our net tangible book deficit as of April 1, 2023 was $900.0 million, or $6.35 per share of common stock. Net tangible book deficit per share is determined by dividing our net tangible book deficit, which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding prior to the completion of this offering. Tangible assets represent total assets excluding goodwill and other intangible assets. Dilution in net tangible book deficit per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the as adjusted net tangible book deficit per share of our common stock immediately afterwards.

After giving effect to (i) the issuance and sale by us of 18,750,000 shares of our common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; (ii) the intended repayment of indebtedness, as set forth in “Use of Proceeds,” and (iii) the repurchase of 32,624 shares for $0.5 million, our as adjusted net tangible book deficit as of April 1, 2023 would have been approximately $648.3 million, or $4.04 per share. This represents an immediate decrease in net tangible book deficit of $2.31 per share to our existing shareholders and an immediate dilution of $20.04 per share to new investors purchasing shares of common stock in this offering. The $251.8 million decrease in net tangible book deficit results from a reduction in total liabilities of $270.7 million related to the repayment of our indebtedness in this offering, which is partially offset by the use of $8.7 million of cash on our balance sheet toward the repayment of indebtedness and repurchase of shares, and the reclassification to equity of $10.2 million of deferred offering costs capitalized by us as of April 1, 2023. (For additional details, see “Capitalization”).

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$16.00
Historical net tangible book deficit per share	$(6.35)
Decrease in net tangible book deficit per share attributable to this offering	$2.31

As adjusted net tangible book deficit per share after this offering		$(4.04)

Dilution per share to new investors		$20.04

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share of common stock, the midpoint of the estimated offering price range on the cover page of this prospectus, would decrease (increase) our as adjusted net tangible book deficit per share after this offering by $0.11 per share and increase (decrease) the dilution to new investors by $0.89 per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would decrease (increase) our as adjusted net tangible book deficit by approximately $0.12 per share and decrease (increase) the dilution to new investors by approximately $0.12 per share, in each case assuming the assumed initial public offering price of $16.00 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Dilution to new investors would be unaffected by the underwriters’ exercise of their option to purchase additional shares because such shares will be purchased from the selling stockholders.

The following table summarizes, as of April 1, 2023 (after giving effect to the Reverse Stock Split and the repurchase by the Company of 32,624 shares of common stock after April 1, 2023), the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the estimated offering price range on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)		(in thousands)
Existing investors(1)(2)	141,703	88.3%	$690,269	69.7%	$4.87
New investors	18,750	11.7	300,000	30.3	16.00

Total	160,453	100.0%	$990,269	100.0%	$6.17

(1)	Does not give effect to the sale of shares by the selling stockholders in this offering as a result of any exercise by the underwriters of the option to purchase additional shares.
(2)	Excludes all dividends.

Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, the midpoint of the estimated offering price range on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $18.8 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The total number of shares reflected in the discussion and tables above is based on 160,452,634 common shares outstanding as of the date of this prospectus reflecting the effects of this offering.

The discussion and tables exclude shares of common stock reserved for future issuance under our equity incentive plans, consisting of options outstanding under our 2019 Management Incentive Plan and shares reserved under our Omnibus Incentive Plan, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of our common stock reserved for issuance under our Omnibus Incentive Plan.

We expect to require additional capital to fund our current and future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders. See “Risk Factors—Risks relating to this offering and ownership of our common stock—Future issuances of our common stock could result in significant dilution to our stockholders, dilute the voting power of our common stock and depress the market price of our common stock.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the financial condition and results of operations of Savers Value Village, Inc., formerly known as S-Evergreen Holding LLC, in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. Unless the context otherwise requires, all references in this section to “Savers Value Village”, ”the Company”, “we”, “us” or “our” refer to the business of Savers Value Village, Inc. and its predecessor entities.

This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations and reflect our plans, estimates and beliefs. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe below, under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

We report on a fiscal year basis, which ends on the Saturday nearest December 31. Fiscal year 2022 consisted of the 52 weeks ended December 31, 2022, fiscal year 2021 consisted of the 52 weeks ended January 1, 2022, and fiscal year 2020 consisted of the 53 weeks ended January 2, 2021. Both the three month interim reporting period ended April 1, 2023, and the three month interim reporting period ended April 2, 2022, consisted of 13 weeks.

Overview

We are the largest for-profit thrift operator in the United States and Canada. With over 22,000 team members, we operate a total of 317 stores under the Savers, Value Village, Village des Valeurs, Unique, and 2nd Ave. banners. We are committed to redefining secondhand shopping by providing one-of-a-kind, low-priced merchandise ranging from quality clothing to home goods in an exciting treasure-hunt shopping environment. We purchase secondhand textiles (e.g., clothing, bedding and bath items), shoes, accessories, housewares, books and other goods from our NPPs, either directly from them or via OSDs at Community Donation Centers at our stores as well as through GreenDrop locations. We then process, select, price, merchandise and sell these items in our stores. Items that are not sold to our retail customers are marketed to wholesale customers, who reuse or repurpose the items they purchase from us. We believe our hyper-local and socially responsible procurement model, industry-leading and innovative operations, differentiated value proposition and deep relationships with our customers distinguish us from other secondhand and value-based retailers.

We offer a dynamic, ever-changing selection of items, with an AUR price under $5. We have a highly engaged customer base with over 4.7 million active loyalty program members in the United States and Canada who shopped with us as of April 1, 2023, driving 69.6% of point-of-sale transaction value during the three months ended April 1, 2023. Our business model is rooted in ESG principles, with a mission to positively impact our stakeholders—thrifters, NPPs and their donors, our team members and our stockholders. As a leader and pioneer of the for-profit thrift category, we seek to positively impact the environment by reducing waste and extending the life of reusable goods. The vast majority of the clothing and textiles we source are sold to our retail or wholesale customers. During fiscal year 2022 and the three months ended April 1, 2023, we processed 985 million and 240 million pounds of secondhand goods, respectively. During fiscal year 2022, we generated $1,437.2 million of net sales, $84.7 million of net income and $301.7 million of Adjusted EBITDA, resulting in a 5.9% net income margin and a 21.0% Adjusted EBITDA margin. During the three months ended April 1, 2023, we generated $345.7 million of net sales, a $10.2 million net loss and $59.0 million of Adjusted EBITDA, resulting in a 2.9% net loss margin and a 17.1% Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA margin are considered non-GAAP financial measures under the SEC’s rules because they exclude certain charges included in net (loss) income calculated in accordance with GAAP. For additional information on our use of non-GAAP financial measures and a reconciliation to the nearest GAAP measure, see “Prospectus Summary—Summary Financial and Other Data—Key business metrics and non-GAAP financial measures.”

Powerful, Vertically Integrated Business Model

We have innovated and invested in the development of significant operational expertise in order to integrate the three highly-complex parts of thrift operations—supply and processing, retail, and sales to wholesale markets. Our business model enables us to provide value to our NPPs and our customers, while driving attractive profitability and cash flow.

We are a for-profit company that champions reuse. While purchases made by our customers in our stores do not directly benefit any NPP, we pay our NPPs a contracted rate for all OSDs and delivered product. Our subsidiaries are registered professional fundraisers where such registration is required.

We source our merchandise locally by purchasing secondhand items donated to our NPPs primarily through three distinct and strategic procurement models:

•	delivered supply, which includes items donated to and collected by our NPPs through a variety of methods, such as neighborhood collections and donation drives, and delivered to our stores or CPCs;

•	OSDs, which are donations of items by individuals to our local NPPs made at Community Donation Centers located at our stores; and

•

GreenDrop locations, which are mobile donation stations placed in convenient, attractive and high-traffic locations that offer a fast and friendly experience to donors in the communities surrounding our stores.

In either case, we purchase our merchandise from our NPPs which provides them with revenue to support their community-focused missions. Our supplier base for a majority of our stores is predominantly local, with over 90% of our supply locally sourced; a majority of our stores support a NPP in the local community, delivers a broad selection for our customers, and at the same time reduces transportation costs and emissions typically associated with the production and distribution of new merchandise.

Our stores offer a compelling selection of quality items across clothing, home goods, books and other items at convenient locations. Our continued investment in our stores has both elevated and modernized the thrift shopping experience, transforming our stores into a thrift destination for all generations with increasing traffic from younger generations. To maximize traffic and frequency, we leverage data to drive our decisions on merchandising. For each store, we closely track what is being sold to inform how we optimize our merchandising mix, including by leveraging various data analytics. We also are implementing self-checkout kiosks to significantly enhance store efficiency, while improving the shopping experience further through shorter lines. As of April 2023, self-checkout kiosks have been implemented in 99% of our stores in the U.S. and Canada.

Historically, we have displayed approximately 50% of all textile items we receive on our retail sales floors, approximately 50% of which are sold to thrifters. In support of our efforts to extend the life of reusable goods and recover a portion of the cost of acquiring our supply of secondhand items, we sell the majority of textile items unsold at retail to our wholesale customers, which are predominately comprised of textile graders and small business owners, who supply local communities across the globe with gently used, affordable items like clothing, housewares, toys and shoes. Textiles not suitable for reuse as secondhand clothing can be repurposed into other textile items (e.g., wiping rags) and post-consumer fibers (e.g., insulation, carpet padding), further reducing waste.

We primarily generate revenue from our U.S. Retail and Canada Retail segments, which accounted for, in the aggregate, 91.8% of our net sales in the three months ended April 1, 2023. We also generate revenue from our Australian retail business and sales to wholesale markets.

Recent Developments

Notes Offering

On February 6, 2023, certain of our wholly-owned subsidiaries completed the issuance of $550.0 million aggregate principal amount of 9.75% Senior Secured Notes due 2028 (the “Notes”). The Notes mature on April 26, 2028, and bear interest at a fixed rate of 9.75% per year, payable semi-annually on each February 15 and August 15, commencing on August 15, 2023 through maturity. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by S-Evergreen Holding Corp. and each of its existing and future direct and indirect wholly-owned U.S. and Canadian subsidiaries (other than the issuers of the Notes).

In connection with the Notes Offering, we repaid $233.4 million of outstanding borrowings under our Term Loan Facility and paid a $262.2 million dividend to our equityholders. We also paid a $23.6 million special one-time bonus to certain of our employees and directors participating in our management equity incentive plan, who were unable to participate in the dividend.

Key Factors Affecting our Performance

Comparable store sales growth

Processed supply volume and product quality. Our long-term growth will depend on our ability to continue to drive comparable store sales growth, which is generally driven by a combination of an increase in processed volume, quality of supply, category and price mix and higher customer demand. Supply volume and quality both play a critical role in driving traffic, customer frequency and lifetime value.

Our ability to continue to source quality supply determines the value and quantity of sellable products within the millions of pounds of supply we purchase. It also shapes the experience of our customers as they look for a wide selection of quality products at an exceptional value. Since OSDs allow us to increase supply volume and enhance product quality, we have strategically expanded this source of supply. Between fiscal year 2018 and fiscal year 2022, we increased our percentage of supply from OSDs from 48.6% of total supply to 62.9% by making the donation experience as easy, convenient and pleasant as possible. We have grown the average comparable store’s OSD volume from 1.6 million pounds in fiscal year 2018 to 2.1 million pounds in fiscal year 2022.

Following our acquisition of 2nd Ave. in November 2021, we also receive donations from GreenDrop. GreenDrop allows donors to drop off their items at attended donation stations that are movable and can be placed in attractive, high traffic and convenient locations. GreenDrop provides us with an additional source of quality supply received directly from donors.

During the three months ended April 1, 2023, we processed 240 million pounds of supply, which was comprised of 59.4% from OSDs and 8.9% from GreenDrop. Our supply composition for the three months ended April 1, 2023 is relatively consistent with the three months ended April 2, 2022, when we processed 240 million pounds of supply, which was comprised of 60.3% from OSDs and 9.9% from GreenDrop.

During the COVID-19 pandemic, we experienced a temporary increase in the percentage of supply received from OSDs. The increase resulted from social distancing measures enacted during the pandemic, which are no longer in effect. As a result, our percentage of supply from OSDs decreased from 70.4% during fiscal year 2021 to 62.9% during fiscal year 2022. During fiscal year 2022, we also received 9.9% of our supply from GreenDrop.

Our ability to maximize sales generated per pound of processed volume, which we internally refer to as “sales yield,” is critical to driving both sales over the longer-term and profitability. Sales yield can be used as a proxy for the quality of goods we source, because when the quality of supply is high, we are able to sell more items and/or items at higher prices from the volume we process than we would otherwise. In recent years, we have made targeted use of data analytics to help elevate the quality of supply by explicitly measuring the sales yield of specific sources of supply and concentrating purchases on sources with quality, low cost goods. On a currency neutral basis, our sales yield has also improved from $1.03 in fiscal year 2018 to $1.39 during fiscal year 2022. On a currency neutral basis, our sales yield for the three months ended April 1, 2023, increased to $1.39 compared to $1.28 for the three months ended April 2, 2022.

Existing customer engagement and new customer acquisition. Our long-term growth will also depend on our continued ability to retain existing customers and acquire new customers. We must continue to provide deep value and a compelling shopping experience that our customers love. Additionally, we must continue to engage our most active customers by growing our loyalty program. Our industry-leading investment in technology will continue to elevate our customer experience and differentiate it from other thrift retailers. We believe we will benefit from the secular tailwinds driven by this broader adoption of secondhand goods. We utilize customer feedback and closely analyze sales data to introduce, test and improve our offerings. In addition, we see a significant opportunity to continue to expand and grow awareness of our multiple brands in the communities we serve.

Our marketing strategy is generally different from that of many traditional retailers because we do not rely on major sales events and focus instead on driving consistent traffic to our stores by providing everyday value and ever-changing selection. We regularly utilize public relations and experiential marketing, leveraging social media and targeted digital advertising to expand the reach of our brands and to drive traffic to our stores. We are also pursuing a robust capital expenditure program to improve the in-store customer experience and invest in technology to improve our execution.

New store openings

We expect that new stores will be a key driver of long-term growth. Our results of operations have been and will continue to be affected by the timing and number of new store openings. We are continually assessing the number of locations available that could accommodate our preferred size of stores in our target markets. We target opening approximately 12 new stores in 2023 and approximately 20 or more new stores annually from 2024 through 2026. We opened one new store in Canada and two new stores in the United States during the three months ended April 1, 2023.

We have the opportunity to open new locations across the United States, Canada and Australia. Our compelling value proposition creates a significant opportunity to grow our store base in a profitable and disciplined manner. We plan to solidify our leadership by expanding our store footprint. We have identified close to 2,200 potential new locations across the United States and Canada in both existing and new markets, based on a third-party analysis prepared for us.

The performance of new stores may vary depending on various factors such as the time of year a new store opens, the amount of store opening costs, the amount of store occupancy costs and the location of the new store, including whether it is located in a new or existing market. For example, we typically incur higher than normal team member costs at the time of a new store opening associated with set-up and other opening costs. We target most of our new stores to achieve a payback period of approximately three years.

Cost of supply and processing

Our ability to manage the cost of merchandise sold per pound processed contributes to an overall positive gross product margin. We define gross product margin as net sales less cost of merchandise sold, exclusive of depreciation and amortization, divided by net sales. If we are unable to cost-effectively purchase and process supply items, it could negatively affect our profitability. Between fiscal year 2018 and fiscal year 2022, cost of merchandise sold per pound processed increased from $0.58 to $0.61. While we experienced an increase in cost of merchandise sold per pound processed primarily due to an increase in labor costs, our gross product margin expanded from 48.3% in fiscal year 2018 to 58.3% in fiscal year 2022. The increase in gross product margin between fiscal year 2018 and 2022 resulted primarily from an increase in sales yield. The increase in sales yield was partially offset by higher labor costs during that period.

The effects of the COVID-19 pandemic contributed to a portion of our gross product margin expansion during fiscal year 2021 and fiscal year 2020, as our percentage of supply from OSDs increased and we received wage subsidies in Canada and Australia. Wage subsidies reflected as a reduction to cost of merchandise sold amounted to $13.4 million and $18.6 million during fiscal year 2021 and fiscal year 2020, respectively. We did not receive any wage subsidies during fiscal year 2022 or for the three months ended April 1, 2023. Gross product margin during fiscal year 2021 and fiscal year 2020 were 60.6% and 57.6%, respectively. Excluding the receipt of wage subsidies, our gross product margin during fiscal years 2021 and 2020 were 59.5% and 55.4%, respectively. During fiscal year 2022, gross product margin was 58.3%. The decrease in gross product margin reflects the absence of wage subsidies, combined with increased employee wages and a decrease in OSD volume as a percentage of supply (caused by an increase in delivered supply from our NPPs as COVID-19 related restrictions were relaxed). Gross product margin for the three months ended April 1, 2023 was 57.8%, compared to 56.0% for the three months ended April 2, 2022, primarily reflecting an increase in sales yield and average unit retail price, as well as the scaling of our business.

Over the last several years we have found that items sourced through OSDs have a cost per pound that is on average one-third that of delivered supply from our NPPs. As such, our store footprint plays a critical role in accepting OSDs from donors who wish to donate to our NPPs. On a comparable store basis, the average store’s OSDs have grown at a 5.0% CAGR from fiscal year 2018 to fiscal year 2022 and OSDs as a percentage of total supply have expanded from 48.6% to 62.9% during the same period. Expansion of OSDs has been a significant driver of our gross product margin improvement in recent years. In addition to the increase in sellable items through better management of our supply mix, our gross product margin has been positively impacted during recent years by an increase in price realization driven by better discount management and strategic price increases across selective categories as well as improved grading accuracy by store graders.

Through the three months ended April 1, 2023, both total pounds processed and the percentage of supply received from OSDs remained relatively consistent year over year. During the three months ended April 1, 2023, we processed 240 million pounds, of which OSDs and GreenDrop accounted for 59.4% and 8.9%, respectively. During the three months ended April 2, 2022, we also processed 240 million pounds, of which OSDs and GreenDrop accounted for 60.3% and 9.9%, respectively.

Although we processed 619 million pounds from OSDs during fiscal year 2022 compared to 605 million pounds in fiscal year 2021, our percentage of supply from OSDs decreased to 62.9% in fiscal year 2022 compared to 70.4% in fiscal year 2021. During the COVID-19 pandemic, we experienced a temporary increase in the percentage of supply received from OSDs. The increase resulted from social distancing measures enacted during the pandemic, which are no longer in effect. In the future, we do not expect social distancing measures enacted during the COVID-19 pandemic to materially affect the composition of our supply, as all stores have fully re-opened.

Investment in operations

We expect to continue to focus on long-term margin growth through investments in our infrastructure and logistics, including significant investments in store efficiency, processing centers and pricing. We are accelerating our roll-out of self-checkout kiosks, which decrease lines and reduce reliance on availability of labor and exposure to wage rate risk. As of April 2023, self-checkout kiosks have been implemented in 99% of our stores in the U.S. and Canada. We have begun to operationalize CPCs in order to unlock new store potential, increase sales yield, maximize processing capacity and reduce labor costs.

We have also implemented ABP systems utilizing scanning technology to identify the value of each item, thereby increasing processing volume, as well as automatic pricing, which provides consistent merchandising and market-based pricing across stores.

Seasonality

Seasonality in our business does not follow that of traditional retailers, which usually experience a typical concentration of revenue during the holidays. Supply from donations made to our NPPs is usually slightly more concentrated during the second and third quarters of the year, as it coincides with warmer periods, and customer demand for secondhand goods is usually slightly higher during the third and fourth quarters of the year, in part as a result of increased demand during the fall season.

Key Business Metrics

We use the following metrics to evaluate our performance, identify trends, formulate financial projections and make strategic decisions. We believe that these metrics provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team.

The following table summarizes our key business metrics for the periods indicated:

	Fiscal Year			Three Months Ended
	2022	2021	2020	April 1, 2023	April 2, 2022
Comparable Store Sales Growth (1)
United States	4.5%	64.8%	(27.8)%	5.6%	8.4%
Canada	25.3%	24.3%	(29.3)%	9.0%	41.1%
Total (3)	13.5%	44.5%	(28.6)%	7.2%	20.1%
Comparable Store Daily Sales Growth(2)
United States	4.5%	24.9%	(7.7)%	n/a	8.4%
Canada	4.5%	19.0%	(12.5)%	n/a	(0.7)%
Total (3)	3.3%	23.7%	(10.3)%	n/a	2.2%
Number of Stores (4)
United States	150	148	137	152	148
Canada	152	148	147	153	149
Total (3)	314	306	294	317	307
Other Metrics
Pounds Processed (mm lbs)	985	860	682	240	240

n/a – not applicable

(1)

Comparable store sales growth is the percentage change in comparable store sales over the prior fiscal year or the comparable quarter in the prior fiscal year. Comparable store sales is calculated as net sales for the period divided by stores open and comparable during the entirety of both periods that are being compared. We consider any store temporarily closed due to the COVID-19 pandemic to be open and comparable during the period for the purposes of calculating comparable store sales growth. Comparable store sales growth excludes stores acquired in the 2nd Ave. Acquisition, because those stores were not yet fully integrated during the prior year comparative period. Comparable store sales growth is measured in local currency for Canada, while total comparable store sales growth is measured on a constant currency basis.

(2)

Comparable store daily sales growth for the period represents net sales by stores in the relevant geography that were or would have been open for the entirety of both periods if not for temporary closures due to the COVID-19 pandemic, divided by the aggregate number of days those stores were open. Comparable store daily sales growth is the percentage change in comparable store daily sales over the prior fiscal year or the comparable quarter in the prior fiscal year. Comparable store daily sales growth excludes stores acquired in the 2nd Ave. Acquisition, because those stores were not yet fully integrated during the prior year comparative period. Comparable store daily sales growth is measured in local currency for Canada, while total comparable store daily sales growth is measured on a constant currency basis.

Comparable store daily sales growth is a metric designed to adjust for temporary store closures due to COVID. Since there were no store closures during the three months ended April 1, 2023 and April 2, 2022 due to COVID, we have discontinued presenting comparable store daily sales growth beginning in the first quarter of fiscal 2023 since it would produce the same result as comparable store sales growth.

(3)	Total comparable store sales growth, total comparable store daily sales growth, and total number of stores include our Australia retail locations, in addition to the United States and Canada.

(4)

Number of stores, which is measured as of the last day of the fiscal year or quarter (as applicable), includes new stores not yet included in the comparable store sales growth and comparable store daily sales growth, such as those acquired in the 2nd Ave. Acquisition.

Comparable store sales growth (United States, Canada, total)

Comparable store sales growth provides us with visibility into top-line performance on a like-for-like basis excluding new stores opened in the current or previous reporting period and excluding all closed stores as of the end of the current reporting period. We believe investors can use this metric to assess our ability to increase comparable store sales over time.

During the three months ended April 1, 2023, our comparable store sales growth was 7.2%, compared to 20.1% for the three months ended April 2, 2022. The decline in comparable store sales growth reflects the normalization of our store operations, as we did not experience pandemic related store closures during the first three months of fiscal years 2023 and 2022, like we did in fiscal year 2021.

During fiscal year 2022, our comparable store sales growth was 13.5% compared to 44.5% for fiscal year 2021. Our comparable store sales growth was greatest in Canada in fiscal year 2022 as pandemic related restrictions continued to ease, and our stores were able to remain open. During fiscal year 2021, our percentage open store days in Canada was 81.3%, compared to 100% in fiscal year 2022. In the United States, our comparable store sales growth normalized to 4.5% during fiscal year 2022. Our stores reopened earlier in the United States than Canada, as COVID-19 related restrictions generally eased sooner in the United States, and thus, our comparable store sales growth normalized sooner in the United States. Our percentage open store days in the United States was 100% during fiscal year 2022 and fiscal year 2021.

During fiscal year 2021, our comparable store sales growth was 44.5%, compared to (28.6)% during fiscal year 2020. The increase in comparable store sales growth primarily reflects a higher percentage of open store days during 2021 resulting from reduced COVID-19 related restrictions in much of the United States, Canada and Australia.

The comparable store sales growth rate of 64.8% in the United States for fiscal year 2021 reflects the reopening of our stores following the easing of pandemic related restrictions. Our percentage open store days during fiscal year 2020 in the United States was only 76.8% compared to 100% during fiscal year 2021. Our comparable store sales growth rate was lower in Canada during fiscal year 2021, due to the delayed reopening of our stores relative to the United States.

Comparable store daily sales growth

We use comparable store daily sales to evaluate comparable store sales during periods with a substantial number of store closures, such as fiscal year 2020, when many of our stores were closed for varying periods due to COVID-related restrictions. We do not report comparable store daily sales growth for the three months ended April 1, 2023 compared to April 2, 2022, because we did not experience any pandemic-related store closures in either of those comparative periods.

In the United States, our comparable store daily sales growth rate during fiscal year 2022 was consistent with our comparable store sales growth, because our percentage open store days was 100% during both comparative periods. Our comparable store daily sales growth in Canada was 4.5% during fiscal year 2022, reflecting a modest average daily sales growth as customers had more potential shopping days in fiscal year 2022, compared to the prior year. Total consolidated comparable store daily sales growth, which includes our Australian stores, was 3.3% during fiscal year 2022, as the year over year growth in open store days was more heavily weighted towards Canada.

Our comparable store daily sales growth rate during fiscal year 2021 was 23.7%, with growth rates of 24.9% and 19.0% in the United States and Canada, respectively. The increase in comparable store daily sales growth resulted from strong customer demand, an increased willingness of customers to shop in-store, and relaxed COVID-19 restrictions throughout much of the portfolio during fiscal year 2021. In fiscal year 2021, our stores were open for 90.2% of possible store days, compared to 77.3% in fiscal year 2020.

Number of stores

Our number of stores provides us visibility into our scale of operations. We believe investors can use this metric to assess our ability to open new stores in high-growth markets while reducing our number of stores in low-growth markets.

Our number of open stores increased to 317 stores as of April 1, 2023 from 307 stores as of April 2, 2022. The increase in stores resulted from the opening of four new stores in the United States, four net new stores in Canada and two net new stores in Australia.

Our number of open stores increased to 314 stores as of December 31, 2022 from 306 stores as of January 1, 2022. The increase in stores resulted from the opening of eight net new stores, consisting of two in the United States, four in Canada and two in Australia.

Our number of open stores increased during fiscal year 2021 as we added 12 new stores in connection with the 2nd Ave. Acquisition.

Pounds processed

We define pounds processed as the total number of pounds of goods processed during the period, excluding furniture and other large items. We process inventory by receiving goods directly from our NPPs or through OSDs and GreenDrop, sorting them, and placing them on the sales floor. This metric is our indicator of the amount of secondhand goods processed during the period and is typically a key driver of top-line sales growth. We believe investors can use this metric to assist in their evaluation of our sales growth and sales yield.

During the three months ended April 1, 2023, our pounds processed and the composition of our supply remained consistent with the prior fiscal year. Total pounds processed was 240 million pounds during the three months ended April 1, 2023 and the three months ended April 2, 2022, of which 68.3% and 70.2%, respectively, were comprised of supply from OSDs and GreenDrop.

During fiscal year 2022, our pounds processed increased to 985 million pounds, compared to 860 million pounds during fiscal year 2021. The improvement in pounds processed resulted primarily from an increase in goods received directly from our NPPs. We were able to accept more goods directly from our NPPs as most pandemic related restrictions were no longer in effect. During fiscal year 2022, we accepted 366 million pounds directly from our NPPs, compared to 255 million pounds during fiscal year 2021. During fiscal year 2022, we processed 619 million pounds from OSDs compared to 605 million pounds in fiscal year 2021.

During fiscal year 2021, our pounds processed increased to 860 million pounds, compared to 682 million pounds during fiscal year 2020. The increase in pounds processed resulted from increased sourcing of merchandise through both our OSDs and delivered supply channels. As public health restrictions eased during fiscal year 2021 and our percentage of open store days increased, we were able to purchase and process greater amounts of supply. During fiscal year 2021 we processed 605 million pounds from OSDs compared to 512 million pounds during fiscal year 2020.

Components of Results of Operations

Net sales

We earn revenues by selling primarily secondhand items in our retail stores along with small amounts of new merchandise in complementary and seasonal categories. We recognize revenues at the point of sale, net of sales promotions and sales taxes collected. We allow customers to exchange certain goods within fourteen days of purchase, with no right of return.

We also earn revenue through sales to wholesale customers for reuse and repurposing. Wholesale sales are recognized at the point of shipment with no right of return.

Cost of merchandise sold, exclusive of depreciation and amortization

Cost of merchandise sold primarily consists of the cost of merchandise sold in our retail stores, including costs related to payments to our NPPs, sorting and processing and inventory storage. Cost of merchandise sold also includes costs for personnel who are responsible for receiving and processing inventory, including salaries, wages and employee benefit costs.

Salaries, wages and benefits

Salaries, wages and benefits primarily consist of personnel-related expenses not classified within cost of merchandise sold. These costs include salaries, wages and other employee benefit costs, including stock-based compensation expense, for personnel not directly involved in the receiving and processing of inventory.

Selling, general and administrative

Selling, general and administrative expense primarily consists of costs related to occupancy, repairs and maintenance, professional services, and other general and administrative activities. Although selling, general and administrative expense will increase as we grow and become a publicly traded company, we expect these expenses to decrease as a percentage of net sales as we grow due to economies of scale.

Depreciation and amortization

Depreciation and amortization consist of depreciation associated with our property and equipment and amortization of our definite-lived intangible assets.

Interest expense, net

Interest expense, net primarily consists of interest associated with our outstanding debt, including amortization of debt issuance costs and debt discount, as well as realized and unrealized gains and losses on our interest rate swaps.

(Loss) gain on foreign currency, net

(Loss) gain on foreign currency, net consists primarily of realized and unrealized gains and losses associated with U.S. dollar denominated debt held by our Canadian subsidiaries, in addition to derivatives used to manage foreign exchange risk.

Other expense, net

Other expense, net consists of miscellaneous income and expenses not directly related to our core operating activities.

Loss on extinguishment of debt

Loss on extinguishment of debt arises as a result of the settlement of certain debt amounts in connection with the Notes Offering, the April 2021 Refinancing and the repayment of a mortgage loan.

Income tax expense (benefit)

Income tax expense (benefit) consists of income taxes related to foreign and domestic federal and state jurisdictions in which we conduct business, adjusted for allowable credits, deductions and valuation allowance against deferred tax assets.

Results of Operations

The following table sets forth our results of operations for each of the periods presented (in thousands):

	Fiscal Year			Three Months Ended
	2022	2021	2020	April 1, 2023	April 2, 2022
Net sales	$1,437,229	$1,204,124	$834,010	$345,684	$327,467
Operating expenses:
Cost of merchandise sold exclusive of depreciation and amortization	599,926	474,462	353,455	145,753	143,955
Salaries, wages and benefits	273,587	239,806	184,392	92,632	65,433
Selling, general and administrative	301,737	260,235	229,886	77,045	72,473
Depreciation and amortization	55,753	47,385	59,432	14,484	12,649

Total operating expenses	1,231,003	1,021,888	827,165	329,914	294,510

Operating income	206,226	182,236	6,845	15,770	32,957
Other (expense) income:
Interest expense, net	(64,744)	(53,565)	(69,678)	(24,470)	(14,594)
(Loss) gain on foreign currency, net	(20,737)	1,583	2,924	1,295	(2,017)
Other income (expense), net	4,576	(4,848)	486	(216)	(77)
Loss on extinguishment of debt	(1,023)	(47,541)	—	(6,011)	(1,023)

Other expense, net	(81,928)	(104,371)	(66,268)	(29,402)	(17,711)

Income (loss) before income tax expense (benefit)	124,298	77,865	(59,423)	(13,632)	15,246
Income tax expense (benefit)	39,578	(5,529)	4,060	(3,437)	3,315

Net income (loss)	$84,720	$83,394	$(63,483)	$(10,195)	$11,931

The following table sets forth the components of our results of operations for each of the periods presented as a percentage of net sales:

	Fiscal Year			Three Months Ended
	2022	2021	2020	April 1, 2023	April 2, 2022
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of merchandise sold exclusive of depreciation and amortization	41.7	39.4	42.4	42.1	44.0
Salaries, wages and benefits	19.0	19.9	22.1	26.8	20.0
Selling, general and administrative	21.0	21.6	27.6	22.3	22.1
Depreciation and amortization	3.9	3.9	7.1	4.2	3.9

Total operating expenses	85.6	84.8	99.2	95.4	90.0

Operating income	14.4	15.2	0.8	4.6	10.0
Other (expense) income:
Interest expense, net	(4.5)	(4.4)	(8.4)	(7.1)	(4.5)
(Loss) gain on foreign currency, net	(1.4)	0.1	0.4	0.4	(0.6)
Other income (expense), net	0.3	(0.5)	—	(0.1)	—
Loss on extinguishment of debt	(0.1)	(3.9)	—	(1.7)	(0.3)

Other expense, net	(5.7)	(8.7)	(8.0)	(8.5)	(5.4)

	Fiscal Year			Three Months Ended
	2022	2021	2020	April 1, 2023	April 2, 2022
Income (loss) before income tax expense (benefit)	8.7	6.5	(7.2)	(3.9)	4.6
Income tax expense (benefit)	2.8	(0.4)	0.4	(1.0)	1.0

Net income (loss)	5.9%	6.9%	(7.6)%	(2.9)%	3.6%

Comparison of three months ended April 1, 2023 and three months ended April 2, 2022

Net sales

The following table presents net sales (in thousands):

	Three Months Ended
	April 1, 2023	April 2, 2022	$ Change	% Change
Retail sales	$327,428	$309,963	$17,465	5.6%
Wholesale sales	18,256	17,504	752	4.3

Total net sales	$345,684	$327,467	$18,217	5.6%

Retail sales increased by $17.5 million, or 5.6%, during the three months ended April 1, 2023, compared to the three months ended April 2, 2022. The increase in net sales resulted primarily from comparable store sales growth and a 3.3% net increase in the number of retail stores year-over-year. The increase in comparable store sales was primarily driven by growth in transaction volume.

Our sales yield on a currency neutral and comparable stores basis, comprising sales from our retail business, increased to $1.39 during the three months ended April 1, 2023 compared to $1.28 during the three months ended April 2, 2022.

Wholesale sales increased by $0.8 million, or 4.3%, during the three months ended April 1, 2023. The increase resulted from an increase in prices charged to our wholesale customers, while the amount of pounds processed remained relatively consistent year over year.

Cost of merchandise sold, exclusive of depreciation and amortization

The following table presents cost of merchandise sold, exclusive of depreciation and amortization (in thousands):

	Three Months Ended
	April 1, 2023	April 2, 2022	$ Change	% Change
Cost of merchandise sold, exclusive of depreciation and amortization	$145,753	$143,955	$1,798	1.2%

Cost of merchandise sold increased by $1.8 million, or 1.2%, during the three months ended April 1, 2023, compared to the three months ended April 2, 2022.

As a percentage of net sales, cost of merchandise sold decreased to 42.1% during the three months ended April 1, 2023, compared to 44.0% during the three months ended April 2, 2022. The decrease primarily resulted from an increase in sales yield and average unit retail, as well as the scaling of our business. During the three months ended April 1, 2023, the cost of merchandise sold per pound processed remained relatively consistent at $0.61 per pound compared to $0.60 during the three months ended April 2, 2022.

Personnel costs classified within cost of merchandise sold increased to $89.2 million during the three months ended April 1, 2023, compared to $83.0 million during the three months ended April 2, 2022. The increase in personnel costs resulted primarily from higher wages for store employees and an increase in the number of stores from 307 stores as of April 2, 2022 to 317 stores as of April 1, 2023.

Salaries, wages and benefits

The following table presents salaries, wages and benefits expense (in thousands):

	Three Months Ended
	April 1, 2023	April 2, 2022	$ Change	% Change
Retail and wholesale	$47,998	$49,433	$(1,435)	(2.9)%
Corporate	44,634	16,000	28,634	179.0

Total salaries, wages and benefits	$92,632	$65,433	$27,199	41.6%

Salaries, wages and benefits expense increased by $27.2 million, or 41.6%, during the three months ended April 1, 2023, compared to the three months ended April 2, 2022.

Personnel costs for our retail and wholesale operations decreased by $1.4 million, or 2.9%, as we continued the rollout of self-checkout kiosks in our U.S. and Canada stores. Meanwhile, costs for our corporate employees increased by $28.6 million. The increase in corporate personnel costs resulted primarily from a special one-time bonus and related taxes of $24.1 million paid to certain of our employees and directors participating in our management equity incentive plan, which we paid in connection with the Notes Offering. The remaining increase resulted primarily from the hiring across our corporate functions in preparation to be a public company and scaling of our business to support more retail locations.

Selling, general and administrative

The following table presents selling, general and administrative expenses (in thousands):

	Three Months Ended
	April 1, 2023	April 2, 2022	$ Change	% Change
Rent and utilities	$43,880	$45,538	$(1,658)	(3.6)%
Repairs and maintenance	9,808	9,090	718	7.9
Marketing	1,421	1,547	(126)	(8.1)
Professional service fees	3,616	4,571	(955)	(20.9)
Supplies	4,129	5,712	(1,583)	(27.7)
Other expenses	14,191	6,015	8,176	135.9

Total selling, general and administrative	$77,045	$72,473	$4,572	6.3%

Selling, general and administrative expense increased by $4.6 million, or 6.3%, during the three months ended April 1, 2023, compared to the three months ended April 2, 2022. The increase in selling, general and administrative expenses resulted primarily from an increase in other expenses of $8.2 million which includes a $1.6 million increase in uninsured loss, a $1.0 million increase in information technology costs and increases in other miscellaneous costs. The remaining increase of $5.6 million consists of individually immaterial items across selling, general and administrative expense. The increase in selling, general and administrative expenses was partially offset by decreases in real estate taxes and expenses associated with certain leases acquired in the 2nd Ave. Acquisition.

Depreciation and amortization

The following table presents depreciation and amortization expense (in thousands):

	Three Months Ended
	April 1, 2023	April 2, 2022	$ Change	% Change
Depreciation and amortization	$14,484	$12,649	$1,835	14.5%

Depreciation and amortization during the three months ended April 1, 2023, increased by $1.8 million, or 14.5%, compared to the three months ended April 2, 2022. The increase in depreciation and amortization resulted primarily from capital expenditures during fiscal year 2022 related to store improvements and the opening of our CPCs.

Interest expense, net

The following table presents interest expense, net (in thousands):

	Three Months Ended
	April 1, 2023	April 2, 2022	$ Change	% Change
Interest expense, net	$(25,398)	$(13,408)	$(11,990)	89.4%
Amortization of debt issuance cost and debt discount	(1,466)	(959)	(507)	52.9
Realized and unrealized gain (loss) on interest rate swap	2,394	(227)	2,621	n/m

Total interest expense, net	$(24,470)	$(14,594)	$(9,876)	67.7%

n/m – not meaningful

Total interest expense, net increased during three months ended April 1, 2023 by $9.9 million, or 67.7%, compared to the three months ended April 2, 2022. The increase in interest expense, net resulted primarily from the Notes Offering and an increase in interest rates. Total debt outstanding following the Notes Offering was $1,159.2 million as of April 1, 2023, compared to $845.9 million as of April 2, 2022. The weighted average interest rate of our Term Loan Facility and Senior Secured Notes was 10.15% during the three months ended April 1, 2023, compared to 6.26% during the three months ended April 2, 2022.

Gain (loss) on foreign currency, net

The following table presents gain (loss) on foreign currency, net (in thousands):

	Three Months Ended
	April 1, 2023	April 2, 2022	$ Change	% Change
Gain on foreign currency remeasurement	$671	$8,552	$(7,881)	(92.2)%
Gain (loss) on derivative instruments	624	(10,569)	11,193	(105.9)

Total gain (loss) on foreign currency, net	$1,295	$(2,017)	$3,312	(164.2)%

Our gains and losses on foreign currency relate primarily to movements in the Canadian dollar relative to the U.S. dollar. During the three months ended April 1, 2023, we did not experience any material gains or losses related to foreign currency movements. The gain on foreign currency remeasurement during the three months ended April 2, 2022 relates primarily to the U.S. dollar weakening against the Canadian dollar. This impacted our U.S. dollar denominated term loan held by our Canadian business. The loss on derivative instruments during the three months ended April 2, 2022 relates primarily to our cross-currency swaps which act as an economic hedge against movements in the Canadian dollar.

Other expense net

The following table presents other (expense), net (in thousands):

	Three Months Ended
	April 1, 2023	April 2, 2022	$ Change	% Change
Other expense, net	$(216)	$(77)	$(139)	180.5%

We did not incur material amounts of miscellaneous income or expenses during either the three months ended April 1, 2023 or the three months ended April 2, 2022.

Loss on extinguishment of debt

The following table presents loss on extinguishment of debt (in thousands):

	Three Months Ended
	April 1, 2023	April 2, 2022	$ Change	% Change
Loss on extinguishment of debt	$(6,011)	$(1,023)	$(4,988)	n/m

n/m – not meaningful

In connection with the Notes Offering on February 6, 2023, we prepaid $233.4 million of outstanding borrowings under the Term Loan Facility, which resulted in a loss on debt extinguishment of $6.0 million during the three months ended April 1, 2023.

We repaid a mortgage loan payable, which had a remaining principal of $2.7 million during the three months ended April 2, 2022, resulting in a loss on extinguishment of debt of $1.0 million.

Income tax (benefit) expense

The following table presents income tax (benefit) expense (in thousands):

	Three Months Ended
	April 1, 2023	April 2, 2022	$ Change	% Change
Income tax (benefit) expense	$(3,437)	$3,315	$(6,752)	n/m

n/m – not meaningful

During the three months ended April 1, 2023, we recorded an income tax benefit of $3.4 million on a loss before income taxes of $13.6 million, resulting in an effective tax rate of 25.2%. For the three months ended April 2, 2022, we recorded a $3.3 million income tax expense on income before income taxes of $15.2 million, resulting in an effective income tax rate of 21.8%. The increase in our effective income tax rate resulted primarily from an increase in Global Intangible Low Taxed Income (“GILTI”), partially offset by Foreign Derived Intangible Income (“FDII”) deductions and foreign tax credits.

Segment results

The following table presents net sales and profit by segment (in thousands) for the periods presented:

	Three Months Ended
	April 1, 2023	April 2, 2022	$ Change	% Change
Net sales:
U.S. Retail	$184,021	$174,023	$9,998	5.7%
Canada Retail	133,273	127,909	5,364	4.2
Other	28,390	25,535	2,855	11.2

Total net sales	$345,684	$327,467	$18,217	5.6%

Segment Profit:
U.S. Retail	$42,484	$37,756	$4,728	12.5%
Canada Retail	$33,968	$28,117	$5,851	20.8%
Other	$9,562	$5,717	$3,845	67.3%

U.S. Retail

U.S. Retail net sales increased by $10.0 million, or 5.7%, during the three months ended April 1, 2023, compared to the three months ended April 2, 2022. The increase in net sales resulted primarily from comparable store sales growth of 5.6% and a 2.7% net increase in the number of retail stores year-over-year. The increase in comparable store sales was primarily driven by growth in transaction volume.

U.S. Retail segment profit increased by $4.7 million, or 12.5%, during the three months ended April 1, 2023, compared to the three months ended April 2, 2022. The increase resulted primarily from higher net sales and enhanced efficiencies at our stores driven by the rollout of self-checkout kiosks in all our U.S. retail stores.

Canada Retail

Canada Retail net sales increased by $5.4 million, or 4.2%, during the three months ended April 1, 2023, compared to the three months ended April 2, 2022. The increase in net sales resulted primarily from comparable store sales growth of 9.0% and a 2.7% net increase in the number of retail stores year-over-year, partially offset by the impact of foreign currency. The increase in comparable store sales was primarily driven by growth in transaction volume.

Canada Retail segment profit increased by $5.9 million, or 20.8%, during the three months ended April 1, 2023, compared to three months ended April 2, 2022. The increase in segment profit resulted primarily from higher net sales and enhanced efficiencies at our stores. During the first quarter of fiscal year 2023, we were able to increase efficiencies as we substantially completed the rollout of self-checkout kiosks.

Other

Other net sales include our Australian retail stores and our wholesale operations. Net sales for our other businesses increased by $2.9 million, or 11.2%, during the three months ended April 1, 2023, compared to the three months ended April 2, 2022. The increase resulted primarily from a $2.1 million increase in net sales for our Australian stores. Segment profit for our other businesses increased by $3.8 million, or 67.3%.

Comparison of fiscal year 2022 and fiscal year 2021

Net sales

The following table presents net sales (in thousands):

	Fiscal Year
	2022	2021	$ Change	% Change
Retail sales	$1,365,109	$1,154,891	$210,218	18.2%
Wholesale sales	72,120	49,233	22,887	46.5

Total net sales	$1,437,229	$1,204,124	$233,105	19.4%

Our net sales increased by $233.1 million, or 19.4%, during fiscal year 2022 compared to fiscal year 2021. The increase in net sales resulted primarily from a reduction in COVID-19 related store closures in Canada, the acquisition of 2nd Ave., which occurred in November 2021, and an increase in sales yield. The increase in sales yield was most prominent in our retail business and resulted from a shift in consumer purchasing toward items at higher price points.

As public health restrictions continued to ease in fiscal year 2022, our percentage open store days increased to 100% in Canada during fiscal year 2022, compared to 81.3% during fiscal year 2021. The increase in percentage open store days contributed to a $110.7 million increase in net sales in Canada, of which $101.4 million is classified as retail sales.

New stores acquired in the 2nd Ave. Acquisition accounted for an increase of $78.4 million in retail sales during fiscal year 2022.

During fiscal year 2022, our sales yield on a currency neutral basis, which comprises sales from our retail business, increased to $1.39 per pound processed during fiscal year 2022, compared to $1.30 during fiscal year 2021.

We supported the increase in sales volume by accepting significantly more inventory through both our OSD and delivered supply channels during fiscal year 2022. Total pounds processed increased by 14.5% to 985 million pounds during fiscal year 2022, compared to 860 million pounds during fiscal year 2021.

Wholesale sales increased by $22.9 million, or 46.5%, during fiscal year 2022. The increase in wholesale sales resulted primarily from higher price points, an increase in processing volume and the expansion of our wholesale operations resulting from the 2nd Ave. Acquisition.

Cost of merchandise sold, exclusive of depreciation and amortization

The following table presents cost of merchandise sold, exclusive of depreciation and amortization (in thousands):

	Fiscal Year
	2022	2021	$ Change	% Change
Cost of merchandise sold, exclusive of depreciation and amortization	$599,926	$474,462	$125,464	26.4%

Cost of merchandise sold increased by $125.5 million, or 26.4%, during fiscal year 2022, compared to fiscal year 2021. As a percentage of net sales, cost of merchandise sold also increased to 41.7% during fiscal year 2022, compared to 39.4% during fiscal year 2021. Similarly, the cost of merchandise sold per pound processed increased to $0.61 per pound during fiscal year 2022 from $0.55 per pound during fiscal year 2021.

The increase in cost of merchandise sold per pound processed resulted primarily from an increase in personnel costs related to wage subsidies received in fiscal year 2021 that were not received in fiscal year 2022, higher wages paid to our team members in fiscal year 2022 and a decrease in the percentage of inventory received from OSDs.

Personnel costs classified within cost of merchandise sold increased to $343.4 million during fiscal year 2022, compared to $276.0 million during fiscal year 2021. The increase in personnel costs resulted primarily from an increase in open store days in Canada, higher wages for store employees and a full year of operations for the 2nd Ave. stores. Furthermore, during fiscal year 2021, we received a total of $21.7 million in wage subsidies in Canada, of which $13.4 million was classified as a reduction to cost of merchandise sold. We did not receive any wage subsidies during fiscal year 2022. Excluding the receipt of wage subsidies, cost of merchandise sold per pound would have been $0.57 per pound processed during fiscal year 2021.

Our total pounds processed increased by 14.5%, reaching 985 million pounds during fiscal year 2022, compared to 860 million pounds during fiscal year 2021. While our OSDs processed increased to 619 million pounds in fiscal year 2022, compared to 605 million pounds in fiscal year 2021, the percentage of inventory received from OSDs decreased to 62.9% from 70.4%, as our percentage of delivered supply from NPPs and GreenDrop increased. We acquired GreenDrop in the 2nd Ave. Acquisition, and GreenDrop accounted for 9.9% of supply in fiscal year 2022. Delivered supply from our NPPs and GreenDrop generally have a higher cost per pound than inventory received from OSDs.

Salaries, wages and benefits

The following table presents salaries, wages and benefits expense (in thousands):

	Fiscal Year
	2022	2021	$ Change	% Change
Retail and wholesale	$195,861	$181,191	$14,670	8.1%
Corporate	77,726	58,615	19,111	32.6

Total salaries, wages and benefits	$273,587	$239,806	$33,781	14.1%

Salaries, wages and benefits expense increased by $33.8 million, or 14.1%, during fiscal year 2022, compared to fiscal year 2021.

Salaries, wages and benefits for our retail and wholesale operations increased by $14.7 million, or 8.1% during fiscal year 2022, compared to fiscal year 2021. The increase in retail and wholesale personnel costs resulted primarily from the 2nd Ave. Acquisition, which contributed to an additional $14.6 million of personnel costs. Furthermore, during fiscal year 2021, we received $8.3 million of wage subsidies for our retail and wholesale employees, which were classified as a reduction to salaries, wages and benefits. These subsidies did not reoccur during fiscal year 2022, and we do not currently expect to receive wage subsidies in future periods. These amounts were partially offset by a decrease in employee bonuses in fiscal year 2022 compared to fiscal year 2021.

Salaries, wages and benefits for our corporate employees increased by $19.1 million, or 32.6%, during fiscal year 2022, compared to fiscal year 2021. The increase in corporate personnel costs resulted from increased headcount as we onboarded personnel related to the acquisition of 2nd Ave. and expanded our finance, accounting and legal functions as we prepare to operate as a public company and scale the business to support more retail locations. Corporate personnel costs during fiscal year 2022 also includes a $6.5 million one-time bonus related to the December 2022 Dividend.

Selling, general and administrative

The following table presents selling, general and administrative expenses (in thousands):

	Fiscal Year
	2022	2021	$ Change	% Change
Rent and utilities	$176,226	$152,738	$23,488	15.4%
Repairs and maintenance	33,415	29,809	3,606	12.1
Supplies	17,534	12,859	4,675	36.4
Professional service fees	17,289	16,563	726	4.4
Marketing	11,856	10,706	1,150	10.7
Other expenses	45,417	37,560	7,857	20.9

Total selling, general and administrative	$301,737	$260,235	$41,502	15.9%

Selling, general and administrative expense increased by $41.5 million, or 15.9%, during fiscal year 2022, compared to fiscal year 2021. The increase in selling, general, and administrative expenses resulted primarily from increases in rent and utilities, supplies, and repairs and maintenance.

Rent and utilities increased by $23.5 million, which resulted primarily from the reclassification of $7.7 million in right-of-use asset amortization expenses previously classified as depreciation and amortization under prior accounting guidance (which has since been superseded), $6.1 million of additional expenses related to the 2nd Ave. Acquisition and a $2.2 million increase in utility expenses. We also incurred additional rent and utilities expense in relation to our new retail stores and CPC facilities.

The increase and repairs and maintenance and supplies expenses of $3.6 million and $4.7 million, respectively, resulted primarily from a reduction in COVID-19 related store closures in Canada.

Other expenses increased by $7.9 million, or 20.9%, during fiscal year 2022, compared to fiscal year 2021 primarily as a result of a reduction in COVID-19 related store closures in Canada as well as an increase of $3.1 million related to disposals of property and equipment.

Depreciation and amortization

The following table presents depreciation and amortization expense (in thousands):

	Fiscal Year		$ Change	% Change
	2022	2021
Depreciation and amortization	$55,753	$47,385	$8,368	17.7%

Depreciation and amortization during fiscal year 2022 increased by $8.4 million, or 17.7%, compared to fiscal year 2021. The increase in depreciation and amortization resulted primarily from capital expenditures related to store improvements and the opening of our CPCs in addition to the 2nd Ave. Acquisition in November 2021. These increases were partially offset by our adoption of ASC Topic 842, “Leases,” which resulted in the reclassification of amortization expense for certain acquired leases to selling, general and administrative expense.

Interest expense

The following table presents interest expense (in thousands):

	Fiscal Year		$ Change	% Change
	2022	2021
Interest expense	$(62,908)	$(48,907)	$(14,001)	28.6%
Amortization of debt issuance cost and debt discount	(4,005)	(4,444)	439	(9.9)
Gain (Loss) on interest rate swap	2,169	(214)	2,383	n/m

Total interest expense	$(64,744)	$(53,565)	$(11,179)	20.9%

n/m – not meaningful

Total interest expense increased during fiscal year 2022 by $11.2 million, or 20.9%, compared to fiscal year 2021. The increase in interest expense resulted from an increase in interest rates as well as an increase in average principal amount outstanding under the Term Loan Facility following the Ares Share Purchase Transaction in April 2021 and the 2nd Ave. Acquisition in November 2021. Our effective interest rate paid under our credit facilities was 7.48% during fiscal year 2022, compared to 6.38% during fiscal year 2021.

(Loss) gain on foreign currency, net

The following table presents (loss) gain on foreign currency, net (in thousands):

	Fiscal Year
	2022	2021	$ Change	% Change
Loss on foreign currency remeasurement	$(29,955)	$(10,436)	$(19,519)	187.0%
Gain on derivative instruments	9,218	12,019	(2,801)	(23.3)

Total (loss) gain on foreign currency, net	$(20,737)	$1,583	$(22,320)	n/m %

n/m – not meaningful

The loss on foreign currency remeasurement during fiscal year 2022 relates primarily to the U.S. dollar strengthening against the Canadian dollar. This impacted our U.S. dollar denominated term loan held by our Canadian business. The gain on derivative instruments relates primarily to our cross-currency swaps which act as an economic hedge against movements in the Canadian dollar.

Other income (expense), net

The following table presents other income (expense), net (in thousands):

	Fiscal Year		$ Change	% Change
	2022	2021
Other income (expense), net	$4,576	$(4,848)	$9,424	n/m

n/m – not meaningful

Other income (expense), net was comprised primarily of miscellaneous income and expenses not directly related to our core operating activities.

Loss on extinguishment of debt

The following table presents loss on extinguishment of debt (in thousands):

	Fiscal Year		$ Change	% Change
	2022	2021
Loss on extinguishment of debt	$(1,023)	$(47,541)	$46,518	(97.8)%

During fiscal year 2022, we repaid a mortgage loan payable, which had a remaining principal of $2.7 million, resulting in a loss on extinguishment of debt of $1.0 million.

During fiscal year 2021, in connection with the Ares Share Purchase Transaction on April 26, 2021, the outstanding borrowings under our existing credit facilities were refinanced with the proceeds of the Senior Secured Credit Facilities, resulting in a $47.5 million loss on extinguishment of debt.

Income tax expense (benefit)

The following table presents income tax expense (benefit) (in thousands):

	Fiscal Year		$ Change	% Change
	2022	2021
Income tax expense (benefit)	$39,578	$(5,529)	$45,107	n/m

n/m – not meaningful

During fiscal year 2022, we recorded an income tax expense of $39.6 million on income before income taxes of $124.3 million, resulting in an effective income tax rate of 31.8%. During fiscal year 2021, we recorded an income tax benefit of $5.5 million on income before income taxes of $77.9 million, resulting in an effective tax rate of (7.1)%. The increase in our effective income tax rate resulted primarily from a $59.5 million release of our valuation allowance during fiscal year 2021, which was partially offset by a $24.8 million tax on distributions received from our Canadian subsidiary.

Segment results

The following table presents net sales and profit by segment (in thousands) for the periods presented:

	Fiscal Year		$ Change	% Change
	2022	2021
Net sales:
U.S. Retail	$747,397	$644,182	$103,215	16.0%
Canada Retail	582,944	481,559	101,385	21.1
Other	106,888	78,383	28,505	36.4

Total net sales	$1,437,229	$1,204,124	$233,105	19.4%

Segment Profit:
U.S. Retail	$181,664	$166,988	$14,676	8.8%
Canada Retail	$173,917	$148,137	$25,780	17.4%
Other	$33,395	$16,235	$17,160	105.7%

U.S. Retail

U.S. Retail net sales increased by $103.2 million, or 16.0%, during fiscal year 2022, compared to fiscal year 2021. The increase resulted primarily from the inclusion of the stores acquired in the 2nd

Ave. Acquisition for the entirety of fiscal year 2022, as well as a 4.5% increase in comparable store sales growth and an 8.9% increase in comparable store sales yield. Stores acquired in the 2nd Ave. Acquisition added an additional $78.4 million of net sales during fiscal year 2022.

U.S. Retail segment profit increased primarily as a result of the increase in net sales.

Canada Retail

Canada Retail net sales increased by $101.4 million, or 21.1%, during fiscal year 2022, compared to fiscal year 2021. The increase resulted primarily from a reduction in COVID-19 related store closures in fiscal year 2022. Our percentage open store days was 100% during fiscal year 2022 in Canada, compared to 81.3% for fiscal year 2021.

Canada Retail segment profit increased by $25.8 million, or 17.4%, during fiscal year 2022, compared to fiscal year 2021. The increase in segment profit resulted primarily from an increase in sales volume by our Canadian stores and leveraging of our fixed costs as our operations in Canada returned to pre-pandemic levels. The increase in segment profitability was partially offset by wage subsidies received in fiscal year 2021 which did not reoccur during fiscal year 2022.

Other

Other net sales include our Australian retail stores and our wholesale operations. Net sales for our other businesses increased by $28.5 million, or 36.4%, during fiscal year 2022. The increase resulted primarily from our wholesale operations due to higher price points, an increase in processing volume and the expansion of our wholesale operations resulting from the 2nd Ave. Acquisition.

Segment profit for our other businesses increase by $17.2 million, primarily as a result of an increase in net sales.

Comparison of fiscal year 2021 and fiscal year 2020.

Net sales

The following table presents net sales (in thousands):

	Fiscal Year		$ Change	% Change
	2021	2020
Retail sales	$1,154,891	$800,278	$354,613	44.3%
Wholesale sales	49,233	33,732	15,501	46.0

Total net sales	$1,204,124	$834,010	$370,114	44.4%

Our net sales were $1,204.1 million during fiscal year 2021, compared to $834.0 million during fiscal year 2020. The increase in net sales resulted primarily from a reduction in public health restrictions related to COVID-19 during fiscal year 2021, which resulted in fewer temporary store closures and an increase in the number of customers in our stores. During fiscal year 2021, our percentage of open store days was 90.2%, compared to 77.3% during fiscal year 2020.

As our percentage of open store days increased during fiscal year 2021, we accepted significantly more inventory through both our OSDs and delivered supply channels allowing us to increase both our retail sales and wholesale sales. Total pounds processed by us increased to 860 million pounds during fiscal year 2021.

The 2nd Ave. Acquisition also resulted in an additional $15.5 million of net sales during fiscal year 2021. Additionally, favorable movements in foreign exchange rates for our Canadian operations resulted in a $33.7 million increase in net sales during fiscal year 2021.

Our increase in sales volume during fiscal year 2021 was complemented by an increase in sales yield. Net sales per pound processed, which includes net sales for used goods from our retail business only, increased to $1.30 on a currency neutral basis during fiscal year 2021, compared to $1.16 during fiscal year 2020. Our net sales per pound increased as a result of improved quality of supply purchased from our non-profit partners and less discounting in our retail stores. During fiscal year 2021, the average selling price of goods sold through our retail business increased by approximately 5.8%.

Wholesale sales increased by $15.5 million, or 46.0% during fiscal year 2021. The increase in wholesale sales during fiscal year 2021 resulted from a 20.5% increase in pounds sold, combined with a more favorable product mix processed by our wholesale business.

Cost of merchandise sold, exclusive of depreciation and amortization

The following table presents cost of merchandise sold exclusive of depreciation and amortization (in thousands):

	Fiscal Year
	2021	2020	$ Change	% Change
Cost of merchandise sold, exclusive of depreciation and amortization	$474,462	$353,455	$121,007	34.2%

Cost of merchandise sold increased by $121.0 million, or 34.2%, during fiscal year 2021, compared to fiscal year 2020. The increase in cost of merchandise sold resulted primarily from an increase in pounds processed during the year. Our total pounds processed increased to 860 million pounds during fiscal year 2021, compared to 682 million pounds during fiscal year 2020.

As a percentage of net sales, cost of merchandise sold decreased to 39.4% during fiscal year 2021 from 42.4% during fiscal year 2020. The decrease in cost of merchandise sold as a percentage of net sales resulted primarily from an increase in sales yield and increased leveraging of fixed costs as sales volume increased, which were partially offset by an increase in costs per pound processed.

During fiscal year 2021, the cost of merchandise sold per pound processed increased to $0.55 per pound from $0.52 per pound in fiscal year 2020. The increase in cost of merchandise sold per pound processed resulted primarily from a decrease in wage subsidies received in connection with COVID-19 and higher wages offered to our employees. Excluding the effects of wage subsidies, labor costs as a percentage of net sales decreased to approximately 24.6% in fiscal year 2021 from approximately 27.1% in fiscal year 2020. The decrease in labor costs as a percentage of net sales primarily resulted from higher sales yields and improved labor efficiencies.

During fiscal year 2021 and fiscal year 2020, we received a total of $21.7 million and $32.6 million in wage subsidies, respectively, resulting in reductions to cost of merchandise sold of $13.4 million and $18.6 million, respectively. These wage subsidies reimbursed us for certain employee wage costs incurred in Canada and Australia. We were eligible for the wage subsidy program in Canada and Australia and complied with the requirements of the programs because we had a reduced amount of sales during the initial phases of the pandemic in fiscal year 2020 and the first half of fiscal year 2021 and continued to pay a significant portion of our team members’ wages that were not covered by the subsidies. We do not currently expect wage subsidies to continue in future periods, because our Canadian and Australian net sales have recovered to a large extent as our stores resumed a more normal store opening schedule. Assuming no significant increases in public health restrictions associated with the pandemic, which may result in increased store closures and decreased customer traffic, we do not expect the absence of wage subsidies to have a significant impact on our future operations or expansion plans.

Salaries, wages and benefits

The following table presents salaries, wages and benefits expense (in thousands):

	Fiscal Year
	2021	2020	$ Change	% Change
Retail and wholesale	$181,191	$129,636	$51,555	39.8%
Corporate	58,615	54,756	3,859	7.0

Total salaries, wages and benefits	$239,806	$184,392	$55,414	30.1%

Salaries, wages and benefits expense increased by $55.4 million, or 30.1%, fiscal year 2021, compared fiscal year 2020.

The increase in labor costs was greatest for our retail and wholesale operations, where expenses increased by $51.6 million, or 39.8%. The increase in labor costs primarily resulted from an overall increase in operations and open store days as public health restrictions related to COVID-19 eased during fiscal year 2021, in addition to an increase in employee incentive compensation. Incentive compensation for our retail and wholesale employees, which is based on individual retail and wholesale location performance relative to budgeted expectations, increased to $16.8 million in fiscal year 2021 from $0.1 million in fiscal year 2020 due to our strong performance and the reintroduction of incentive bonuses for retail and wholesale employees we scaled back our COVID-19 mitigation measures.

Salaries, wages and benefits for our corporate employees increased by $3.9 million, or 7.0%, during fiscal year 2021 when compared to fiscal year 2020. The increase primarily resulted from the reversal of pandemic-related cost mitigation measures enacted by us during 2020, which included employee furloughs, temporary salary reductions, and suspension of our 401(k) plan match program. We also increased incentive compensation for corporate employees in 2021. Incentive compensation for corporate employees, which is based on our overall performance relative to budged expectations, increased by $7.3 million to $17.4 million in fiscal year 2021. We also increased our corporate employee headcount in our finance, accounting and other corporate functions during fiscal year 2021 as we prepare to be a public company.

As relief during the pandemic, we received a total of $21.7 million and $32.6 million in wage subsidies during fiscal year 2021 and fiscal year 2020, respectively. These wage subsidies resulted in reductions to salaries, wages, and benefits of $8.3 million and $14.0 million during fiscal year 2021 and fiscal year 2020, respectively. We do not currently expect wage subsidies to continue in future periods, and to the extent wage subsidies are not provided in future periods, our salaries, wages and benefits expense will increase.

Selling, general and administrative

The following table presents selling, general and administrative expense (in thousands):

	Fiscal Year
	2021	2020	$ Change	% Change
Rent and utilities	$152,738	$151,617	$1,121	0.7%
Repairs and maintenance	29,809	19,432	10,377	53.4
Professional service fees	16,563	7,403	9,160	123.7
Supplies	12,859	11,394	1,465	12.9
Marketing	10,706	5,768	4,938	85.6
Other expenses	37,560	34,272	3,288	9.6

Total selling, general and administrative	$260,235	$229,886	$30,349	13.2%

Selling, general and administrative expense increased by $30.3 million, or 13.2%, during fiscal year 2021 compared to fiscal year 2020. The increase in selling, general, and administrative expenses resulted primarily from increases in repairs and maintenance, professional service fees, and marketing.

Repairs and maintenance during the fiscal year 2021 increased by $10.4 million, or 53.4%, due to increased cleaning and janitorial costs as our stores remained open for a greater percentage of the year.

Professional service fees, which include legal, accounting, and other third-party advisor fees, increased by $9.2 million during fiscal year 2021, primarily due to expenses incurred in connection with our contemplated initial public offering and the 2nd Ave. Acquisition.

Marketing expenses increased by 4.9 million, or 85.6%, as our stores gradually eased pandemic-related cost mitigation measures during fiscal year 2021.

Depreciation and amortization

The following table presents depreciation and amortization expense (in thousands):

	Fiscal Year
	2021	2020	$ Change	% Change
Depreciation and amortization	$47,385	$59,432	$(12,047)	(20.3)%

Depreciation and amortization decreased by $12.0 million, or 20.3%, during fiscal year 2021 compared to fiscal year 2020. The decrease in expense resulted from greater amounts of accelerated depreciation and amortization recorded in fiscal year 2020 related to expired licensing agreements and fixed assets no longer in service. Accelerated depreciation and amortization expenses amounted to $11.3 million in fiscal year 2020, compared to $1.3 million in fiscal year 2021.

Interest expense

The following table presents interest expense (in thousands):

	Fiscal Year
	2021	2020	$ Change	% Change
Interest expense	$(48,907)	$(60,497)	$11,590	(19.2)%
Amortization debt issuance cost and debt discount	(4,444)	(5,723)	1,279	(22.3)
Loss on interest swap	(214)	(3,458)	3,244	(93.8)

Total interest expense	$(53,565)	$(69,678)	$16,113	(23.1)%

Interest expense decreased by $16.1 million, or 23.1%, during fiscal year 2021 compared to fiscal year 2020. The reduction in interest expense resulted from lower interest rates and principal balances under our Senior Secured Credit Facilities. The lower interest rates were negotiated as part of the Ares Share Purchase Transaction and the April 2021 Refinancing. We also incurred $3.5 million in losses under our interest rate swap during fiscal year 2020, which did not occur to the same extent during fiscal year 2021.

Gain on foreign currency, net

The following table presents gain on foreign currency, net (in thousands):

	Fiscal Year		$ Change	% Change
	2021	2020
(Loss) gain on foreign currency remeasurement	$(10,436)	$2,924	$(13,360)	n/m
Gain on derivative instruments	12,019	—	12,019	n/m

Total gain on foreign currency, net	$1,583	$2,924	$(1,341)	(45.9)%

n/m – not meaningful

The loss on foreign currency remeasurement during fiscal year 2021 relates primarily to the U.S. dollar strengthening against the Canadian dollar. This impacted our U.S. dollar denominated term loan held by our Canadian business which was obtained during April 2021. The gain on derivative instruments relates primarily to our cross-currency swaps which act as an economic hedge against movements in the Canadian dollar.

Other (expense) income, net

The following table presents other (expense) income, net (in thousands):

	Fiscal Year
	2021	2020	$ Change	% Change
Other (expense) income, net	$(4,848)	$486	$(5,334)	n/m

n/m – not meaningful

Other (expense) income, net was comprised primarily of miscellaneous income and expenses not directly related to our core operating activities.

Loss on extinguishment of debt

	Fiscal Year		$ Change	% Change
	2021	2020
Loss on extinguishment of debt	$(47,541)	$—	$(47.541)	n/m

n/m – not meaningful

In connection with the Ares Share Purchase Transaction, we refinanced our outstanding borrowings under our Prior Credit Facilities, which resulted in a loss on extinguishment of debt of $47.5 million during fiscal year 2021.

Income tax (benefit) expense

The following table presents income tax (benefit) expense (in thousands):

	Fiscal Year		$ Change	% Change
	2021	2020
Income tax (benefit) expense	$(5,529)	$4,060	$(9,589)	n/m

n/m – not meaningful

During fiscal year 2021, we recorded an income tax benefit of $5.5 million on income before income taxes of $77.9 million, resulting in an effective income tax rate of (7.1)%. During fiscal year 2020, we recorded an income tax expense of $4.1 million on a loss before income taxes of $59.4 million, resulting in an effective tax rate of (6.8)%. Our income tax benefit during fiscal year 2021 resulted primarily from a $59.5 million release of our valuation allowance, which was partially offset by a $24.8 million tax on distributions received from our Canadian subsidiary. Conversely, in fiscal year 2020, we incurred an income tax expense of $4.1 million, despite a loss before income tax expense. The income tax expense primarily from the settlement with the Canada Revenue Agency.

Segment results

The following table presents net sales and profit by segment (in thousands) for the periods presented:

	Fiscal Year
	2021	2020	$ Change	% Change
Net sales:
U.S. Retail	$644,182	$412,272	$231,910	56.3%
Canada Retail	481,559	364,159	117,400	32.2
Other	78,383	57,579	20,804	36.1

Total net sales	$1,204,124	$834,010	$370,114	44.4%

Segment Profit:
U.S. Retail	$166,988	$44,571	$122,417	274.7%
Canada Retail	$148,137	$100,695	$47,442	47.1%
Other	$16,235	$18,247	$(2,012)	(11.0)%

U.S. Retail

U.S. Retail net sales increased by $231.9 million, or 56.3%, during the fiscal year 2021, compared to fiscal year 2020. The increase resulted primarily from the easing of COVID-19 related restrictions during fiscal year 2021 through most of the United States, which allowed our stores to remain open. During the fiscal year 2021, our percentage of open store days in the United States was 100%, compared to 76.8% during fiscal year 2020. In addition to an increase in our percentage of open store days in the United States, our stores also had a higher capacity during fiscal year 2021, due to reduced social distancing measures.

U.S. Retail segment profit increased by $122.4 million, or 274.7%, during the fiscal year 2021, compared to fiscal year 2020. As a percentage of net sales, segment profit for our U.S. Retail segment increased to 25.9% during fiscal year 2021 from 10.8% during fiscal year 2020. The increase resulted primarily from an increase in net sales and sales yield, which increased to $1.34 per pound during fiscal year 2021 from $1.16 per pound during fiscal year 2020, in addition to more favorable merchandise costs. As a percentage of net sales, labor and merchandise costs declined to 65.3% during the fiscal year 2021 compared to 80.3% during fiscal year 2020. The decrease resulted primarily from higher sales yields combined with lower COVID-related charges as the bulk of COVID-related spend was incurred in fiscal year 2020, such as the installation of protective glass at each check out register, as well as lower labor costs as we continued to rollout self-checkout kiosks in our stores. Additionally, the acquisition of 2nd Ave. provided an incremental $1.2 million in profit during fiscal year 2021.

Canada Retail

Canada Retail net sales increased by $117.4 million, or 32.2%, during the fiscal year 2021, compared to fiscal year 2020. Although less pronounced than the U.S. Retail segment, the increase in

Canada Retail net sales resulted from the easing of COVID-19 restrictions and increased consumer willingness to engage in retail. During fiscal year 2021, our percentage of open store days in Canada was 81.3%, compared to 78.1% during fiscal year 2020. In addition to an increase in our percentage of open store days in Canada, our stores also had a higher capacity during fiscal year 2021, due to reduced social distancing measures.

Canada Retail segment profit increased by $47.4 million, or 47.1%, during fiscal year 2021, compared to fiscal year 2020. As a percentage of net sales, segment profit increased to 30.8% during the fiscal year 2021 from 27.7% during fiscal year 2020. The increase in segment profit was primarily driven by increased sales volume and leveraging of our fixed costs as our operations in Canada continued to return to pre-pandemic levels.

Other

Other includes our Australian retail stores and our wholesale operations. Net sales for our other businesses increased by $20.8 million, or 36.1%, during fiscal year 2021, compared to fiscal year 2020. The increase in net sales resulted from increases in inventory volume processed by our wholesale operations in the United States, Canada, and Australia, in addition to increased retail net sales in Australia of $5.3 million, resulted in the overall increase in net sales for Other. The decrease in profit was driven by a reduction in wage subsidies received by our Australian businesses. Our Australian businesses received no wage subsidies during fiscal year 2021 compared to $9.9 million received in fiscal year 2020.

Cash Flows

Comparison of three months ended April 1, 2023 and three months ended April 2, 2022

The following table summarizes our cash flows for the periods indicated (in thousands):

	Three Months Ended
	April 1, 2023	April 2, 2022
Net cash (used in) provided by operating activities	$(14,834)	$1,573
Net cash used in investing activities	(20,850)	(26,896)
Net cash provided by financing activities	16,630	19,036
Effect of exchange rate changes on cash and cash equivalents	(124)	1,335

Net decrease in cash and cash equivalents	$(19,178)	$(4,952)

Cash (used in) provided by operating activities

Net cash used by operating activities was $14.8 million for the three months ended April 1, 2023, primarily resulting from a net loss of $10.2 million and a net decrease of $44.4 million related to our operating assets and liabilities, which was offset by non-cash charges of $39.8 million. Net cash used by operating activities decreased by $16.4 million compared to the three months ended April 2, 2022. This decrease resulted primarily from a $24.1 million special one-time bonus and related taxes paid in conjunction with the February 2023 dividend payment, partially offset by a $13.3 million decrease in the net cash outflow related to our incentive compensation plan. We also experienced additional net cash outflows from operating activities related to movements in our working capital balances during the quarter, which were not material.

Non-cash charges primarily consisted of $29.4 million of operating lease expense and $14.5 million of depreciation and amortization expense, partially offset by $4.1 million of other non-cash items.

Net cash used in changes in operating assets and liabilities during three months ended April 1, 2023, consisted primarily of a $27.8 million decrease in operating lease liabilities and a $14.3 million decrease in accrued payroll and related taxes. The decrease in operating lease liabilities during the three months ended April 1, 2023 resulted from payments towards our lease liabilities. The $14.3 million decrease in accrued payroll and related taxes resulted primarily from the payment of incentive compensation to our employees. As of December 31, 2022, we accrued $25.0 million which was paid during the first quarter of fiscal year 2023. As of April 1, 2023, we accrued $9.3 million for employee incentive compensation, the majority of which we plan to pay during the first quarter of fiscal year 2024.

Net cash provided by operating activities was $1.6 million for the three months ended April 2, 2022, primarily resulting from net income of $11.9 million, after consideration of non-cash charges of $39.2 million and a net unfavorable movement of $49.5 million in our operating assets and liabilities. Net cash used in changes in operating assets and liabilities during the three months ended April 2, 2022 consisted primarily of $29.1 million decrease in accrued payroll and related taxes and a $26.2 million decrease in operating lease liabilities which were partially offset by a $9.4 million increase in accounts payable and accrued liabilities. The decrease in accrued payroll and related taxes resulted from the payment of bonuses in connection with our management incentive programs, as we pay the majority of our management incentive bonuses in the first quarter following fiscal year-end. The decrease in operating lease liabilities resulted primarily due to lease payments on existing lease liabilities. The increase in accounts payable and accrued liabilities resulted primarily from an increase in inventory and fixed asset purchases, professional services received, and other general expenses during the three months ended April 2, 2022 which have not yet been paid.

Cash used in investing activities

Net cash used in investing activities was $20.9 million for three months ended April 1, 2023, and $26.9 million for three months ended April 2, 2022. Net cash used in investing activities during three months ended April 1, 2023 and the three months ended April 2, 2022 consisted primarily of our increased investment in our CPC, ABP and store enhancement initiatives.

Cash provided by financing activities

Net cash provided by financing activities was $16.6 million for three months ended April 1, 2023, and $19.0 million for three months ended April 2, 2022. Net cash provided by financing activities during the three months ended April 1, 2023 consisted primarily of $529.2 million of net proceeds from the Notes Offering, which was offset by $235.5 million in payments towards the principal of our long-term debt and the payment of $262.2 million in dividends in connections with the Notes. The Company also paid $12.0 million under its Revolving Credit Facility.

Net cash provided by financing activities during the three months ended April 2, 2022 consisted primarily of $25.0 million in net proceeds received from a draw on our Revolving Credit Facility.

Comparison of fiscal years 2022, 2021, and 2020

The following table summarizes our cash flows for the periods indicated (in thousands):

	Fiscal Year
	2022	2021	2020
Net cash provided by operating activities	$169,433	$175,762	$29,913
Net cash used in investing activities	(110,502)	(263,172)	(19,172)
Net cash (used in) provided by financing activities	(40,218)	52,999	36,807
Effect of exchange rate changes on cash and cash equivalents	(4,496)	(5,533)	4,044

Net increase (decrease) in cash and cash equivalents	$14,217	$(39,944)	$51,592

Comparison of fiscal year 2022 and fiscal year 2021

Cash provided by operating activities

Net cash provided by operating activities was $169.4 million for fiscal year 2022, primarily resulting from net income of $84.7 million, after consideration of non-cash charges of $220.6 million and a net decrease of $135.9 million in our operating assets and liabilities, as discussed in more detail below. Net cash provided by operating activities decreased by $6.3 million during fiscal year 2022. The decrease resulted primarily from an increase in employee incentive compensation payments, which were partially offset by an increase in operating cash flows from our 2nd Ave. store, a decrease in transaction costs associated with this offering and an increase in net income.

Non-cash charges primarily consisted of $114.8 million of operating lease expense, $55.8 million of depreciation and amortization, and $22.8 million of other non-cash charges. Other non-cash charges included $30.6 million of foreign currency losses, partially offset by an unrealized gain of $9.5 million on our derivatives.

Net cash used in changes in operating assets and liabilities during fiscal year 2022 consisted primarily of a $104.7 million decrease in operating lease liabilities since the adoption of Topic 842, a $12.6 million decrease in accrued payroll and related taxes, a $16.9 million decrease in prepaid expenses and other current assets, and an $8.1 million decrease in trade and other receivables.

The decrease in operating lease liabilities during fiscal year 2022 resulted from payments toward our lease liabilities. The decrease in prepaid expense and other current assets primarily resulted from an increase of $6.1 million in deferred offering costs and a $9.6 million increase in general prepaid expense. The $12.6 million decrease in accrued payroll and related taxes resulted from the payment of incentive compensation to our employees. As of January 1, 2022, we accrued $35.3 million related to employee incentive compensation, which was subsequently paid during fiscal year 2022. As of December 31, 2022, we had accrued $25.0 million for employee incentive compensation, the majority of which we plan to pay in the first quarter of fiscal year 2023. The decrease in trade and other receivables resulted primarily from higher sales volumes and price points in our wholesale operations.

Net cash provided by operating activities was $175.8 million for fiscal year 2021, primarily resulting from net income of $83.4 million, after consideration of non-cash charges of $83.0 million and a net change of $9.4 million in our operating assets and liabilities.

Non-cash charges during fiscal year 2021, consisted primarily of a $47.5 million loss on extinguishment of debt in relation to the Ares Share Purchase Transaction and $47.4 million in depreciation and amortization. Net cash provided by changes in operating assets and liabilities during the fiscal year 2021 consisted primarily of $18.0 million increase in accrued payroll and related taxes and a $6.1 million increase in inventory, which were partially offset by a $18.0 million decrease in prepaid expenses and other current assets. The increase in accrued payroll and related taxes resulted from $35.3 million in unpaid bonuses in connection with our management incentive programs. We pay the majority of our management incentive bonuses in the first quarter following fiscal year-end. The decrease in inventory resulted from increased sales as our operations approached pre-pandemic levels. The $18.0 million decrease in prepaid expenses and other current assets resulted from an increase in occupancy-related prepayments as of fiscal year 2021.

Cash used in investing activities

Net cash used in investing activities was $110.5 million for fiscal year 2022 and $263.2 million for fiscal year 2021. Net cash used in investing activities during fiscal year 2022 consisted primarily of our increased investment in our CPC, ABP and store enhancement initiatives. Net cash used in investing activities during fiscal year 2021 includes the cash payment of $220.3 million for the acquisition of 2nd Ave. in fiscal year 2021.

Cash (used in) provided by financing activities

Net cash used in financing activities was $40.2 million for fiscal year 2022 compared to net cash provided by financing activities of $53.0 million for fiscal year 2021. Net cash used in financing activities during fiscal year 2022 consisted primarily of $69.4 million December 2022 Dividend and $11.0 million payments towards the principal of our long-term debt, partially offset by $42.0 million of borrowings, net on our Revolving Credit Facility.

Net cash provided by financing activities was $53.0 million for fiscal year 2021. During fiscal year 2021, we repaid $645.7 million of outstanding principal on our debt as well as a $22.8 million prepayment penalty related to the April 2021 Refinancing. We also paid a $75.0 million dividend in November 2021. These cash payments were offset by $796.5 million of net debt proceeds received from the Term Loan Facility.

Comparison of fiscal year 2021 and fiscal year 2020

Cash provided by operating activities

Net cash provided by operating activities was $175.8 million for the fiscal year 2021, primarily resulting from net income of $83.4 million, after consideration of non-cash charges of $83.0 million and a net favorable movement of $9.4 million in our operating assets and liabilities. Non-cash charges during fiscal year 2021, consisted primarily of a $47.5 million loss on extinguishment of debt in relation to the Ares Share Purchase Transaction and $47.4 million in depreciation and amortization. Net cash provided by changes in operating assets and liabilities during the fiscal year 2021 consisted primarily of $18.0 million decrease in accrued payroll and related taxes and a $6.1 million increase in inventory, which were partially offset by a $18.0 million increase in prepaid expenses and other current assets. The increase in accrued payroll and related taxes resulted from $35.3 million in unpaid bonuses in connection with our management incentive programs. We pay the majority of our management incentive bonuses in the first quarter following fiscal year-end. The decrease in inventory resulted from increased sales as our operations approach pre-pandemic levels. The $18.0 million increase in prepaid expenses and other current assets resulted from an increase in occupancy related prepayments as of fiscal year 2021.

Net cash provided by operating activities was $29.9 million for fiscal year 2020, primarily resulting from a net loss of $63.5 million, after consideration of non-cash charges of $72.9 million and a net favorable movement of $20.5 million in our operating assets and liabilities. Non-cash charges during fiscal year 2020, consisted primarily of $59.4 million in depreciation and amortization and $20.8 million of noncash interest expense. Net cash provided by changes in operating assets and liabilities during fiscal year 2020 consisted primarily of a $21.8 million increase in other liabilities and a $4.8 million increase in accounts payable and accrued liabilities, which were offset by a $9.1 million decrease in accrued payroll and related taxes. The increase in deferred rent and other resulted primarily from favorable renegotiations of our operating leases during the COVID-19 pandemic, which resulted in $4.4 million in rent deferrals and $3.1 million in rent abatement, in addition to a decrease in prepaid income taxes of $8.9 million primarily related to the Canadian Revenue Authority settlement. The increase in accounts payable and accrued liabilities resulted from the timing of our payment activity associated with our taxes, accrued interest, and trade payables. During fiscal year 2020, our accruals for income and real estate taxes increased by $15.2 million, which was partially offset by a $5.6 million decrease in accrued interest on our debt and an overall decrease in accounts payable resulting from the timing of inventory purchases and supplier payments. The decrease in accrued payroll and related taxes resulted from the payment of $25.0 million in accrued bonuses from the prior year combined with a lower accrual for bonus payments under our management incentive program at the end of fiscal year 2020.

Cash used in investing activities

Net cash used in investing activities was $263.2 million for the fiscal year 2021, and $19.2 million for fiscal year 2020. During fiscal year 2021, the increase in investing activities primarily related to the cash payment of $220.3 million for the acquisition of 2nd Ave., as well as an increase in investment in our CPC, ABP and customer self-checkout initiatives. During fiscal year 2020, investing activities consisted exclusively of capital expenditures on property and equipment.

Cash provided by financing activities

Net cash provided by financing activities was $53.0 million for fiscal year 2021. During fiscal year 2021, we repaid $645.7 million of outstanding principal on our debt as well as a $22.8 million prepayment penalty related to the April 2021 Refinancing. We also paid our equityholders $75.0 million in connection with the November 2021 Dividend. These cash payments were offset by $796.5 million of net debt proceeds received from the Term Loan Facility. Significant financing activities during fiscal year 2020 consisted primarily of $45.0 million in proceeds received from a new equity issuance during the pandemic. During the pandemic, we also borrowed and subsequently repaid $42.1 million on our revolving credit facility.

Non-GAAP measures

The following information provides definitions and reconciliations of the non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP. We present Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow, which are non-GAAP financial measures. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe the presentation of Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow is helpful in highlighting trends in our operating results, because it excludes the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. We have provided this non-GAAP financial information, which is not calculated or presented in accordance with GAAP, as information supplemental and in addition to the financial measures presented in this registration statement that are calculated and presented in accordance with GAAP. Such non-GAAP financial measures should not be considered superior to, as a substitute for, or an alternative to, and should be considered in conjunction with, the GAAP financial measures presented elsewhere in this registration statement. The non-GAAP financial measures in this registration statement may differ from similarly-titled measures used by other companies. For more information about these non-GAAP financial measures, see “Prospectus Summary—Summary Financial and Other Data—Key business metrics and non-GAAP financial measures—Non-GAAP measures.”

	Fiscal Year			Three Months Ended
(in thousands)	2022	2021	2020	April 1, 2023	April 2, 2022
Adjusted EBITDA	$301,686	$223,379	$59,496	$59,007	$51,693
Adjusted EBITDA Margin	21.0%	18.6%	7.1%	17.1%	15.8%
Free Cash Flow	$59,260	$135,218	$10,741	$(35,633)	$(24,249)

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA Margin are considered non-GAAP financial measures under the SEC’s rules and regulations because they exclude certain charges included in net (loss) income calculated in accordance with GAAP. Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are meaningful measures to share with investors because they best allow comparison of the performance of one period with that of another period. In addition, Adjusted EBITDA and Adjusted EBITDA Margin afford investors a view of what management considers its operating performance to be and the ability to make a more informed assessment of such operating performance as compared with that of the prior period.

For a definition of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to net income (loss) and net income (loss) margin, see “Prospectus Summary—Summary Financial and Other Data—Adjusted EBITDA and Adjusted EBITDA Margin.”

Free Cash Flow

Free Cash Flow is a non-GAAP financial measure that is calculated as net cash provided by (used in) operating activities less purchases of property and equipment. Management believes that Free Cash Flow, which measures the ability to generate additional cash from business operations, is an important financial measure for use in evaluating the company’s financial performance and ability to reduce debt, fund acquisitions and fund growth initiatives. Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. There are limitations to using non-GAAP financial measures, including that other companies, including companies in our industry, may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash provided by operating activities, purchases of property and equipment and our other GAAP results.

For a definition of Free Cash Flow and a reconciliation of Free Cash Flow to net cash provided by operating activities, see “Prospectus Summary—Summary Financial and Other Data—Free Cash Flow.”

Quarterly Results of Operations

The information below for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and reflect all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected for the full year or any other period in the future. The following quarterly financial information should be read in conjunction with our audited consolidated financial statements and related notes and our interim financial statements and related notes included in this prospectus.

The following table sets forth certain unaudited financial data for each fiscal quarter for the periods indicated in dollars (in thousands):

	Fiscal Year 2021				Fiscal Year 2022				Fiscal Year 2023
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Net sales	$252,827	$278,275	$328,189	$344,833	$327,467	$364,668	$378,292	$366,802	$345,684
Operating expenses:
Cost of merchandise sold exclusive of depreciation and amortization	96,357	97,737	123,526	156,842	143,955	146,794	152,623	156,554	145,753
Salaries, wages and benefits	52,409	51,941	63,964	71,492	65,433	66,103	68,107	73,944	92,632
Selling, general and administrative	55,125	63,899	67,834	73,377	72,473	76,298	78,465	74,501	77,045
Depreciation and amortization	12,261	10,768	10,943	13,413	12,649	14,043	13,418	15,643	14,484

Total operating expenses	216,152	224,345	266,267	315,124	294,510	303,238	312,613	320,642	329,914

Operating income	36,675	53,930	61,922	29,709	32,957	61,430	65,679	46,160	15,770
Other (expense) income:
Interest expense	(16,735)	(12,918)	(10,938)	(12,974)	(14,594)	(14,807)	(16,454)	(18,889)	(24,470)
Gain (loss) on foreign currency, net	1,957	3,199	(3,751)	178	(2,017)	(6,251)	(18,371)	5,902	1,295
Other income (expense), net	(35)	(1,773)	4	(3,044)	(77)	132	154	4,367	(216)
Loss on extinguishment of debt	—	(47,541)	—	—	(1,023)	—	—	—	(6,011)

Other expense, net	(14,813)	(59,033)	(14,685)	(15,840)	(17,711)	(20,926)	(34,671)	(8,620)	(29,402)

Income (loss) before income tax expense (benefit)	21,862	(5,103)	47,237	13,869	15,246	40,504	31,008	37,540	(13,632)
Income tax (benefit) expense	2,849	(665)	6,156	(13,869)	3,315	9,646	15,511	11,106	(3,437)

Net income (loss)	$19,013	$(4,438)	$41,081	$27,738	$11,931	$30,858	$15,497	$26,434	$(10,195)

The following table sets forth certain unaudited financial data for each fiscal quarter for the periods indicated as a percentage of net sales:

	Fiscal Year 2021				Fiscal Year 2022				Fiscal Year 2023
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of merchandise sold exclusive of depreciation and amortization	38.1	35.1	37.6	45.5	44.0	40.3	40.3	42.7	42.1
Salaries, wages and benefits	20.7	18.7	19.5	20.7	20.0	18.1	18.0	20.2	26.8
Selling, general and administrative	21.8	23.0	20.7	21.3	22.1	20.9	20.7	20.3	22.3
Depreciation and amortization	4.8	3.9	3.3	3.9	3.9	3.9	3.5	4.3	4.2

Total operating expenses	85.4	80.7	81.1	91.4	90.0	83.2	82.5	87.5	95.4

Operating income	14.6	19.3	18.9	8.6	10.0	16.8	17.5	12.5	4.6
Other (expense) income:
Interest expense	(6.6)	(4.6)	(3.3)	(3.8)	(4.5)	(4.1)	(4.3)	(5.1)	(7.1)
Gain (loss) on foreign currency, net	0.8	1.1	(1.1)	0.1	(0.6)	(1.7)	(4.9)	1.6	0.4
Other income (expense), net	(0.1)	(0.6)	—	(0.9)	—	—	—	1.2	(0.1)
Loss on extinguishment of debt	—	(17.1)	—	—	(0.3)	—	—	—	(1.7)

Other expense, net	(5.9)	(21.2)	(4.4)	(4.6)	(5.4)	(5.8)	(9.2)	(2.3)	(8.5)

Income (loss) before income tax expense (benefit)	8.7	(1.9)	14.5	4.0	4.6	11.0	8.3	10.2	(3.9)
Income tax (benefit) expense	1.2	(0.3)	2.0	(4.0)	1.0	2.5	4.2	3.0	(1.0)

Net income (loss)	7.5%	(1.6)%	12.5%	8.0%	3.6%	8.5%	4.1%	7.2%	(2.9)%

Key Financial and Operating Metrics

	Fiscal Year 2021				Fiscal Year 2022				Fiscal Year 2023
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Comparable Store Sales Growth(1)
United States	24.2%	410.2%	39.2%	27.6%	8.4%	1.7%	4.1%	4.3%	5.6%
Canada	(9.8)%	101.4%	19.5%	24.6%	41.1%	61.7%	9.4%	7.0%	9.0%
Total (4)	8.8%	221.7%	28.9%	25.5%	20.1%	22.4%	6.2%	6.1%	7.2%
Comparable Store Daily Sales(2)
United States	12.1%	35.0%	32.4%	27.3%	8.4%	1.7%	4.1%	4.3%	n/a
Canada	15.6%	16.3%	18.4%	20.4%	(0.7)%	3.2%	9.4%	6.3%	n/a
Total (4)	15.3%	32.8%	26.0%	23.5%	2.2%	0.1%	8.0%	4.6%	n/a
Number of Stores (3)
United States	137	137	136	148	148	149	149	150	152
Canada	148	148	148	148	149	150	150	152	153
Total (4)	295	295	294	306	307	309	309	314	317
Other Metrics
Pounds Processed (mm lbs)	190	201	232	237	240	256	255	234	240
Net (loss) income	$19,013	$(4,438)	$41,081	$27,738	$11,931	$30,858	$15,497	$26,434	$(10,195)
Net (loss) income margin	7.5%	(1.6)%	12.5%	8.0%	3.6%	8.5%	4.1%	7.2%	(2.9)%
Adjusted EBITDA (in thousands)(5)	$42,182	$46,555	$77,549	$57,093	$51,693	$85,258	$85,609	$79,126	$59,007
Adjusted EBITDA Margin(5)	16.7%	16.7%	23.6%	16.5%	15.8%	23.4%	22.6%	21.6%	17.1%
Net cash provided by (used in) operating activities	$23,493	$50,265	$72,128	$29,876	$1,573	$48,945	$67,115	$51,800	$(14,834)
Free Cash Flow(6)	$18,519	$43,647	$60,393	$12,659	$(24,249)	$16,973	$44,285	$22,251	$(35,633)

n/a - not applicable

(1)

Comparable store sales growth is the percentage change in comparable store sales over the prior fiscal year or the comparable quarter in the prior fiscal year. Comparable store sales is calculated as net sales for the period divided by stores open and comparable during the entirety of both periods that are being compared. We consider any store temporarily closed due to the COVID-19 pandemic to be open and comparable during the period for the purposes of calculating comparable store sales growth. Comparable store sales growth excludes stores acquired in the 2nd Ave. Acquisition, because those stores were not yet fully integrated during the prior year comparative period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Comparable store sales growth (United States, Canada, total).”

(2)

Comparable store daily sales growth is the percentage change in comparable store daily sales over the prior fiscal year or the comparable quarter in the prior fiscal year. Comparable store daily sales for the period is the net sales by stores in the relevant geography that were or would have been open for the entirety of both periods if not for temporary closures due to the COVID-19 pandemic, divided by the aggregate number of days those stores were open. Comparable store daily sales growth excludes stores acquired in the 2nd Ave. Acquisition, because those stores were not yet fully integrated during the prior year comparative period. Comparable store daily sales growth is measured in local currency for Canada, while total comparable store daily sales growth is measured on a constant currency basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Comparable store daily sales growth.”

Comparable store daily sales growth is a metric designed to adjust for temporary store closures due to COVID. Since there were no store closures during the three months ended April 1, 2023 and April 2, 2022 due to COVID, we have discontinued presenting comparable store daily sales growth beginning in the first quarter of fiscal 2023 since it would produce the same result as comparable store sales growth.

(3)

Number of Stores includes new stores not yet included in the comparable store sales growth and comparable store daily sales growth computations measured as of the last day of the fiscal year or quarter, as applicable.

(4)	Includes our stores in the United States and Canada as well as those in Australia.
(5)

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For more information about these non-GAAP financial measures, see “Prospectus Summary—Summary Financial and Other Data—Non-GAAP measures.” The following tables provides a reconciliation of Adjusted EBITDA and its most directly comparable GAAP financial measure, net income (loss). Net income (loss) margin is the most directly comparable GAAP financial measure for Adjusted EBITDA Margin.

(6)

Free Cash Flow is a non-GAAP financial measure. We define Free Cash Flow as net cash provided by (used in) operating activities less purchases of property and equipment. For more information about this non-GAAP financial measure, see “Prospectus Summary—Summary Financial and Other Data—Non-GAAP measures.” The reconciliation of Free Cash Flow and its most directly comparable GAAP financial measure is provided below.

The following table presents a reconciliation of Adjusted EBITDA from net income (loss) for each fiscal quarter for the periods indicated (in thousands):

	Fiscal Year 2021				Fiscal Year 2022				Fiscal Year 2023
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Net income (loss)	$19,013	$(4,438)	$41,081	$27,738	$11,931	$30,858	$15,497	$26,434	$(10,195)
Interest expense, net	16,735	12,918	10,938	12,974	14,594	14,807	16,454	18,889	24,470
Income tax (benefit) expense	2,849	(665)	6,156	(13,869)	3,315	9,646	15,511	11,106	(3,437)
Depreciation and amortization	12,261	10,768	10,943	13,413	12,649	14,043	13,418	15,643	14,484
Loss on extinguishment of debt (1)	—	47,541	—	—	1,023	—	—	—	6,011
Stock-based compensation expense(2)	178	184	185	185	162	120	799	862	917
Non-cash occupancy-related costs(3)	(923)	(502)	1,035	618	693	818	(888)	841	697
Lease intangible assets(4)	—	—	—	—	2,218	2,865	1,424	1,170	1,126
Pre-opening expenses(5)	210	—	—	1,418	1,739	881	1,088	2,150	1,378
Store closing expenses(6)	(763)	(110)	122	1,148	(176)	837	1,133	938	448
Executive transition costs(7)	—	—	—	420	893	231	—	408	—
Shared service center transition costs(8)	181	—	—	—	—	—	—	—	—
COVID-related adjustments(9)	(6,730)	(14,628)	(1)	(8)	—	—	—	—	—
Transaction costs(10)	199	1,238	3,069	8,098	794	386	3,126	422	940
Dividend-related bonuses(11)	—	—	—	—	—	—	—	6,499	24,097
Other adjustments(12)	(1,028)	(5,751)	4,021	4,958	1,858	9,766	18,047	(6,236)	(1,929)

Adjusted EBITDA	$42,182	$46,555	$77,549	$57,093	$51,693	$85,258	$85,609	$79,126	$59,007

(1)

Removes the effects of the loss on debt extinguishment in relation to the repayment of outstanding borrowings on April 26, 2021, the repayment of a mortgage loan on January 6, 2022 and the partial repayment of outstanding borrowings under the Term Loan Facility on February 6, 2023.

(2)	Stock-based compensation expense represents non-cash compensation expenses related to stock options granted to certain of our employees and directors.
(3)	Includes the difference between cash and straight-line lease expense for all periods.

(4)

In connection with the restructuring of its equity in March 2019 (the “March 2019 Transactions”) and the 2nd Ave Acquisition, the Company recorded intangible assets for acquired lease contracts. Following the adoption of Topic 842, on January 2, 2022, the incremental value represented by these assets is classified as a component of right-of-use lease assets on our Consolidated Balance Sheets, with the related amortization included within lease expense. Prior to the adoption of Topic 842, amortization related to the acquired lease intangible assets was classified in depreciation and amortization on our Consolidated Statements of Operations and Comprehensive (Loss) Income.

(5)	Pre-opening expenses include expenses incurred in the preparation and opening of new stores and processing locations, such as payroll, training, travel, occupancy and supplies.
(6)

Costs associated with the closing of certain retail locations, including lease termination costs, amounts paid to third parties for rent reduction negotiations, fees paid to landlords for store closings, and, in some instances, gains associated with early lease terminations.

(7)	Represents severance costs associated with executive leadership changes and the 2nd Ave. Acquisition.
(8)	Represents severance costs associated with the opening of our new shared service center in Boise, Idaho during fiscal year 2021.
(9)

Represents benefits, net of costs, received in connection with the COVID-19 pandemic including wage subsidies and severance costs. In the first quarter of 2021, we received wage subsidies of $21.7 million and incurred $0.3 million in severance costs. Wage subsidies are reflected as a reduction to employee personnel costs in our Consolidated Statements of Operations and Comprehensive (Loss) Income.

(10)	Transaction costs are comprised of non-capitalizable expenses related to this offering and the 2nd Ave acquisition, such as accounting, consulting, and legal fees.
(11)

The first quarter of fiscal year 2023 and the fourth quarter of fiscal year 2022 includes dividend-related bonuses and related taxes paid in conjunction with our February 2023 and December 2022 dividend declarations, respectively.

(12)

Other adjustments include foreign exchange gains and losses in each period presented. The first quarter of fiscal 2023 further includes legal settlement proceeds of $0.5 million. During fiscal year 2022, we incurred $20.8 million of unrealized foreign exchange losses, net. The fourth quarter of fiscal year 2021 is further adjusted for amortization related to the fair value step-up of inventory related to the 2nd Ave. Acquisition.

The following table provides a reconciliation of net cash provided by (used in) operating activities, the most directly comparable GAAP financial measure, to Free Cash Flow (in thousands):

	Fiscal Year 2021				Fiscal Year 2022				Fiscal Year 2023
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Net cash provided by (used in) operating activities	$23,493	$50,265	$72,128	$29,876	$1,573	$48,945	$67,115	$51,800	$(14,834)
Purchases of property and equipment	(4,974)	(6,618)	(11,735)	(17,217)	(25,822)	(31,972)	(22,830)	(29,549)	(20,799)

Free Cash Flow	$18,519	$43,647	$60,393	$12,659	$(24,249)	$16,973	$44,285	$22,251	$(35,633)

Quarterly Trends

Our quarterly net sales steadily increased during fiscal year 2021 as public health measures enacted during the COVID-19 pandemic eased, reaching pre-pandemic levels by the fourth quarter of fiscal year 2021. Our net sales are typically greatest during the third and fourth quarters of the year, since customer demand is greatest during the fall and winter holiday seasons. With the exception of one-time expenditures, our operating costs are generally consistent throughout the year.

Liquidity and Capital Resources

We have historically financed our operations primarily with cash generated by operating activities and proceeds from debt issuances. Our primary short-term requirements for liquidity and capital are to fund general working capital, capital expenditures and debt service requirements. Our primary long-term liquidity needs are related to the repayment of debt, in addition to our lease commitments at our retail stores and processing facilities. Our primary sources of liquidity are cash generated from operations and proceeds from borrowings, including our Revolving Credit Facility (as defined below). We believe our existing cash and cash equivalents are sufficient to fund our liquidity needs for the next 12 months.

Senior Secured Credit Facilities

On April 26, 2021, in connection with the Ares Share Purchase Transaction, our outstanding borrowings under our prior credit facilities entered into as part of the March 2019 Transactions were refinanced with the proceeds of our Term Loan Facility, which, along with our Revolving Credit Facility, comprise the Senior Secured Credit Facilities. The related Senior Secured Credit Facilities named Evergreen AcqCo 1 LP and Value Village Canada Inc., as borrowers, the guarantors party thereto, and KKR Loan Administration Services LLC as administrative agent and collateral agent and the lenders party thereto.

Our principal subsidiaries in the United States and Canada are borrowers under the Senior Secured Credit Facilities, and most of our U.S. and Canadian subsidiaries are guarantors. The Senior Secured Credit Facilities are secured by a first-priority lien on substantially all assets of the borrowers and guarantors, subject to certain exceptions. The Revolving Credit Facility is senior to the Term Loan Facility in right of payment. The Term Loan Facility matures in April 2028. The facility for incremental term loans (the “Incremental Term Facility”) has substantially the same terms as the original term loans under the Term Loan Facility. The Term Loan Facility bears interest at a variable rate equal to a reference rate plus a margin ranging from 4.50% to 5.75% based on the type of loan and our first lien net leverage ratio and a SOFR adjustment margin ranging from 0.11% to 0.43% based on the applicable interest rate period (one month, three months or six months).

The Revolving Credit Facility matures in April 2026. The maximum available amount under the Revolving Credit Facility is $75.0 million (including an incremental commitment of $15.0 million obtained in November 2022), with $60.0 million available for letters of credit and a swingline sublimit of $10.0 million. Borrowings outstanding under the Revolving Credit Facility amounted to $30.0 million at April 1, 2023, and $42.0 million at December 31, 2022. Revolving loan draws are permitted in both U.S. and Canadian dollars and interest is variable at a rate equal to the reference rate plus a margin of 2.25% or 3.25% based on loan type. We are required to prepay the Term Loan Facility with a percentage of our annual excess cash flow, if our first lien net leverage ratio exceeds 3.50 to 1.00. We are also required to prepay the Term Loan Facility with a percentage of the net cash proceeds of certain asset sales, subject to customary reinvestment provisions, when the first lien leverage ratio exceeds 3.50 to 1.00. We may prepay amounts outstanding under the Term Loan Facility without a prepayment premium.

The applicable margins under the Senior Secured Credit Facilities will be reduced by 0.25% per annum upon the completion of an initial public offering.

The Senior Secured Credit Facilities also have a customary uncommitted incremental facility equal to (a) the greater of $136 million and 1.0 times our EBITDA plus unused amounts under our “general” debt basket, plus (b) an additional amount such that (x) our pro forma net first lien leverage ratio is less than or equal to 4.50 (or less than our net first lien leverage ratio immediately prior to the incurrence of such additional debt) (in the case of first-lien debt), (y) our pro forma net secured net leverage ratio is less than or equal to 4.75 (or less than our net secured leverage ratio immediately prior to the incurrence of such additional debt) (in the case of junior lien debt) or (z) either our pro forma net leverage ratio is less than or equal to 5.00 (or less than our net leverage ratio immediately prior to the incurrence of such additional debt) or our pro forma interest coverage ratio is greater than or equal to 2.00 (or greater than our interest coverage ratio immediately prior to the incurrence of such additional debt) (in the case of unsecured debt). Up to $15.0 million of this incremental capacity was permitted to be (and was utilized as) incremental commitments under the Revolving Credit Facility, and the Revolving Credit Facility was increased by such amount in November. The Senior Secured Credit Facilities also have a customary uncommitted incremental facility equal to (a) the greater of $136 million and 1.0 times our EBITDA plus unused amounts under our “general” debt basket, plus (b) an additional amount such that (x) our pro forma net first lien leverage ratio is less than or equal to 4.50 (or less than our net first lien leverage ratio immediately prior to the incurrence of such additional debt) (in the case of first-lien debt), (y) our pro forma net secured net leverage ratio is less 2022 pursuant to clause (b)(x) above. In addition, $225.0 million of incremental term loans were borrowed under the Senior Secured Credit Facilities in November 2021 pursuant to clause (b)(x) above.

The Senior Secured Credit Facilities have customary affirmative and negative covenants, including restrictions on our ability to incur additional indebtedness, incur liens, make investments, make restricted payments, make optional prepayments on junior financings, engage in transactions with affiliates and make asset sales, in each case, subject to customary exceptions and baskets.

The Revolving Credit Facility is subject to a financial maintenance covenant that requires us to maintain a maximum net first lien leverage ratio, tested quarterly, beginning with our fourth fiscal quarter in the 2021 fiscal year. The financial maintenance covenant is only applicable if the aggregate amount of revolving loans, swingline loans and letters of credit outstanding under the Revolving Credit Facility (excluding up to $20 million of undrawn letters of credit and certain other amounts) exceeds 35% of the committed amount. The Revolving Credit Facility provides for customary equity cure rights.

The Notes

On February 6, 2023, certain of our wholly-owned subsidiaries completed the issuance of the Notes to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. The Notes will mature on April 26, 2028 and bear interest at a fixed rate of 9.750% per year, payable semi-annually on each February 15 and August 15, commencing on August 15, 2023 through maturity. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by S-Evergreen Holding Corp. and each of its existing and future direct and indirect wholly-owned U.S. and Canadian subsidiaries (other than the issuers of the Notes).

The Indenture governing the Notes contains customary affirmative and negative covenants, which are similar in scope to those in the Senior Senior Secured Credit Facilities, although there are no financial maintenance covenants in the indenture governing the Notes.

We used the net proceeds of the Notes to (i) permanently prepay $233.4 million of outstanding borrowings under our Term Loan Facility, (ii) pay a dividend of $262.2 million to our equityholders, (iii) pay one-time bonuses to certain of our employees and directors who hold equity interests which were not entitled to participate in the dividend, (iv) pay certain related fees and expenses and (v) for general corporate purposes.

Off-Balance Sheet Arrangements

As of April 1, 2023, we did not have any off-balance sheet arrangements, as defined in Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, or cash flows.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. Preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Actual results may differ from these estimates under different assumptions or conditions. We believe that the assumptions and estimates associated with the impairment assessments of our goodwill and indefinite-lived intangible assets, income taxes and stock-based compensation have the greatest potential impact on our consolidated financial statements. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our Consolidated Balance Sheets, Consolidated Statements of Operations and Comprehensive Income (Loss), and Consolidated Statements of Cash Flows.

Impairment of goodwill and indefinite-lived intangible assets

We assess goodwill and our indefinite-lived intangible assets (our trademarks) for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired. We assess definite-lived intangible assets and other long-lived assets (collectively, “long-lived assets”) for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable.

We account for acquired businesses using the acquisition method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values with the differences between consideration and net assets acquired being recorded as goodwill.

Goodwill is reviewed for impairment annually in our fourth quarter or whenever circumstances indicate goodwill might be impaired. We first perform a qualitative assessment, evaluating relevant events or circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If not, no further impairment testing is performed. If the assessment indicates that it is more likely than not, we compare the carrying value of the reporting unit to the estimated fair value of the reporting unit, both as of the testing date. If the carrying value of the reporting unit exceeds the estimated fair value, we will recognize an impairment charge equal to the amount by which the carrying amount exceeds the reporting unit’s fair value up to but not to exceed the total amount of goodwill allocated to the reporting unit.

In fiscal year 2022, we performed a qualitative impairment assessment (also known as the “Step 0” test). Under the Step 0 test, we assessed qualitative factors to determine whether it is more likely than not that the fair value of the U.S. and Canadian reporting units was less than their respective carrying values. Qualitative factors included, but were not limited to, economic conditions, industry and market considerations, cost factors, overall financial performance of the reporting units and other entity and reporting unit specific events. Based on the results of the qualitative impairment assessment, we determined that it was not “more likely than not” that the fair value of the U.S. and Canadian reporting units was less than their respective carrying amounts. As such, the quantitative assessment was not required or performed.

Similar to goodwill, our indefinite-lived trade names and trademarks are not amortized, but reviewed for impairment annually, or earlier whenever events or changes in business circumstances indicate that their carrying values may not be recoverable. We assessed our indefinite-lived trade names and trademarks for impairment in the fourth quarter of fiscal year 2022 by utilizing a qualitative analysis. This annual impairment test resulted in no impairment charge.

Each reporting period, we perform an evaluation of the remaining useful life of our indefinite-lived trade names and trademarks to determine whether events and circumstances continue to support an indefinite life. We consider the life of our indefinite-lived trade names and trademarks to be appropriate.

Income taxes

Management makes estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We utilize the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss, capital loss, and tax credit carryforwards. Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized. Income tax expense represents the current expense incurred for the period plus or minus the change during the period in net deferred tax assets and liabilities.

Stock-based compensation expense

We recognize compensation expense related to the cost of services received in exchange for stock-based awards over the awards’ vesting period based on their fair value at the date of grant. We estimate the fair value of equity awards using the Black-Scholes-Merton option pricing model and recognize forfeitures as they occur. Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes-Merton option pricing model, is affected by assumptions regarding a number of variables including the fair value of common stock, expected term, expected volatility, expected dividend and the risk-free interest rate.

Changes in assumptions can materially affect fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Common stock valuations

We are required to estimate the fair value of common stock underlying our equity awards. The fair value of common stock underlying our equity awards is established by our Board at the date of the grant. As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our Board as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock, and our Board’s assessment of additional objective and subjective factors that it believes are relevant. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock on the date of grant. Because our common stock shares are not publicly traded, estimating their fair values can be highly complex and subjective.

Following the completion of a public offering, the fair value of our common stock will be based on the closing quoted market price of our common stock as reported on the date of grant on the primary stock exchange on which our common stock is traded. Estimating the fair value of our common stock will not be necessary to determine the fair values of new awards once the underlying shares begin trading.

Material Weaknesses

As a public company, we will be required to maintain internal control over financial reporting in accordance with applicable rules and guidance and to report any material weaknesses in such internal control over financial reporting. Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with this filing, we identified deficiencies in our internal control over financial reporting, which in the aggregate, constitute material weaknesses related to (i) the sufficiency of technical accounting and SEC reporting expertise within our accounting and financial reporting function, (ii) the establishment and documentation of clearly defined roles within our finance and accounting functions and (iii) our ability to evidence the design and implementation of effective information technology general controls (“ITGCs”) for information systems and applications that are relevant to the preparation of our financial statements.

To address these material weaknesses, we have initiated a plan to hire additional qualified personnel and establish more robust processes to support our internal control over financial reporting, including the documentation of clearly defined roles and responsibilities, and the design and implementation of effective ITGCs. To date, we have hired a director of internal audit, a manager of internal audit and a director of SEC reporting. In addition we have engaged external advisors who are providing financial accounting assistance and are assisting in evaluating the design, implementation and operating effectiveness of our internal control over financial reporting.

If our steps are insufficient to successfully remediate the material weaknesses and otherwise establish and maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence in us, and the value of our common stock could be materially and adversely affected. We may not be able to remediate the identified material weaknesses, and additional material weaknesses or significant deficiencies in our internal control over financial reporting may be identified in the future. Effective internal control over financial reporting is necessary for us to provide reliable and timely financial reports and, together with adequate disclosure controls and procedures, are designed to reasonably detect and prevent fraud. Our failure to implement and maintain effective internal control over financial reporting, to remedy identified material weaknesses or significant deficiencies or to implement required new or improved controls could result in errors in our financial statements that could result in a restatement of our financial statements or cause us to fail to timely meet our financial and other reporting obligations.

Recent Accounting Pronouncements

See Note 2 to our audited condensed consolidated financial statements and our unaudited interim condensed consolidated financial statements for a description of recently adopted accounting pronouncements and issued accounting pronouncements not yet adopted.

JOBS Act Accounting Election

Section 107 of the JOBS Act allows emerging growth companies to take advantage of the extended transition period for complying with new or revised accounting standards. Under Section 107, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Any decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. We have elected to use the extended transition period under the JOBS Act.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, we are exposed to various market risks. We continually monitor these risks and regularly develop appropriate strategies to manage them. Accordingly, we manage our exposure to these risks through the use of derivative contracts with the objective of reducing potential income statement, cash flow, and market exposures from changes in interest rates and foreign exchange rates. Our primary market risks are interest rate risk associated with our long-term debt and foreign currency exchange risk associated with our operations in Canada and Australia. These instruments are used solely to mitigate market exposure and are not used for trading or speculative purposes. Refer to “Note 10. Derivative Financial Instruments” in our audited consolidated financial statements and “Note 6. Derivative Financial Instruments” in our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for additional information. There were no material changes during three months ended April 1, 2023, to the information reported in our Prospectus filed on March 30, 2023, relating to our evaluation of interest rate, foreign currency exchange and commodity price risk.

Interest rate risk

Our market risk is affected by changes in interest rates on our borrowings, which increased during three months ended April 1, 2023. Our Senior Secured Facilities consist of the Term Loan Facility and the Revolving Credit Facility. As of December 31, 2022, total borrowings on the Term Loan Facility and the Revolving Credit Facility were $814.7 million and $42.0 million, respectively. As of April 1, 2023, total borrowings on the Term Loan Facility and the Revolving Credit Facility were $579.2 million and $30.0 million, respectively.

As of December 31, 2022 and April 1, 2023, the Term Loan Facility bears interest rate at a variable rate equal to a reference rate plus a margin ranging from 4.50% to 5.75% based on loan type and our first lien net leverage ratio, and a SOFR adjustment margin ranging from 0.11% to 0.43% based on the applicable interest period (one month, three months or six months). Prior to the November 2022 amendment to the Senior Secured Credit Facilities, the interest rate on both the Term Loan Facility and Revolving Credit Facility was based on LIBOR instead of SOFR. Because our interest rate is tied to market rates, we are susceptible to fluctuations in interest rates if we do not fully hedge the interest rate exposure arising from our floating-rate borrowings.

Due to rising interest rates during three months ended April 1, 2023, the floating interest rate on the Term Loan Facility continued to exceed the floor rate, resulting in additional interest expense of $7.0 million during the three months ended April 1, 2023. While we are unable to forecast future movements to SOFR, any future increases to SOFR would inherently result in an increase to interest expense and cash paid toward interest.

We performed a sensitivity analysis to determine the effect of interest rate fluctuations on our interest expense. A hypothetical 1.00% increase in Adjusted Term SOFR would result in an increase to interest expense of $5.8 million over 12 months, based on amounts outstanding and interest rates in effect as of April 1, 2023.

To reduce our exposure to fluctuations in interest rates, we enter into interest rate swaps. These interest rate swaps reduce our exposure to interest rate movements and effectively convert a portion of our floating-rate debt to a fixed-rate basis. We designated our interest rate swaps as cash flow hedges in the second quarter of fiscal 2021 and the hedging relationship is expected to be highly effective in offsetting changes in cash flows during the period that the hedge is designated. Based on the notional amount of interest rate swaps in effect and the amounts borrowed as of April 1, 2023, our exposure to future interest rate movements will be reduced by 47.5%.

We continue to monitor interest rate movements and their effect on us. At this time, we expect to fund potential increases in interest payments resulting from interest rate movements using cash on hand.

Foreign currency exchange risk

In addition to our U.S. businesses, we operate in Canada and Australia. Operations conducted entirely in each jurisdiction use that jurisdiction’s currency as their functional currency, and changes in foreign exchange rates affect the translation of the results of these businesses into U.S. dollars, the reporting currency of the Company. For fiscal year 2022, approximately 45.3% of our net sales were denominated in a currency other than our the U.S. dollar. For fiscal year 2022, a hypothetical 10% change in the relative value of the U.S. dollar to the Canadian dollar would impact our net sales by $61.4 million. A hypothetical 10% change in the relative fair value of the U.S. dollar to the Australian dollar would not have a material impact on our operations. We will be susceptible to fluctuations in our local currency compared to foreign currency if we do not hedge the exchange rate exposure. As such, we routinely enter into currency forwards and swap contracts to reduce our exposure to fluctuations in earnings and cash flows associated with changes in foreign exchange rates.

BUSINESS

Company Overview

Our mission

To champion reuse and inspire a future where secondhand is second nature.

From the thrill of the hunt to the joy of decluttering, we help communities harness the power of pre-loved stuff to keep reusable items around for years to come.

Who we are

We are the largest for-profit thrift operator in the United States and Canada based on number of stores. With over 22,000 team members, we operate a total of 317 stores under the Savers, Value Village, Village des Valeurs, Unique and 2nd Ave. banners. We are committed to redefining secondhand shopping by providing one-of-a-kind, low-priced merchandise ranging from quality clothing to home goods in an exciting treasure-hunt shopping environment. We purchase secondhand textiles (e.g., clothing, bedding and bath items), shoes, accessories, housewares, books and other goods from our NPPs, either directly from them or via OSDs at Community Donation Centers at our stores as well as through GreenDrop locations. We then process, select, price, merchandise and sell these items in our stores. Items that are not sold to our retail customers are marketed to wholesale customers who reuse or repurpose the items they purchase from us. We believe our hyper-local and socially responsible procurement model, industry-leading and innovative operations, differentiated value proposition and deep relationships with our customers distinguish us from other secondhand and value-based retailers.

We offer a dynamic, ever-changing selection of items, with an AUR under $5. We have a highly engaged customer base, with over 4.7 million active loyalty program members in the United States and Canada who shopped with us as of April 1, 2023, driving 69.6% of point-of-sale transaction value during the twelve months ended April 1, 2023. Our business model is rooted in ESG principles, with a mission to positively impact our stakeholders—thrifters, NPPs and their donors, our team members and our stockholders. As a leader and pioneer of the for-profit thrift category, we seek to positively impact the environment by reducing waste and extending the life of reusable goods. The vast majority of the clothing and textiles we source are sold to our retail or wholesale customers. During fiscal year 2022 and the three months ended April 1, 2023, we processed 985 million and 240 million pounds of secondhand goods, respectively. During fiscal year 2022, we generated $1,437.2 million of net sales, $84.7 million of net income and $301.7 million of Adjusted EBITDA, resulting in a 5.9% net income margin and a 21.0% Adjusted EBITDA margin. During the three months ended April 1, 2023, we generated $345.7 million of net sales, a $10.2 million net loss and $59.0 million of Adjusted EBITDA, resulting in a 2.9% net loss margin and a 17.1% Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin are considered non-GAAP financial measures under the SEC’s rules because they exclude certain charges included in net income (loss) calculated in accordance with GAAP. For additional information on our use of non-GAAP financial measures and a reconciliation to the nearest GAAP measure, see “Prospectus Summary—Summary Financial and Other Data—Key business metrics and non-GAAP financial measures.”

The U.S. secondhand market, which is a subset of the broader retail market, reached approximately $35 billion in 2021 and is expected to grow to more than $82 billion by 2026. Thrift accounted for approximately 60% of the total secondhand market in 2021, and we believe we benefit from the powerful secular trends driving growth in the sector. We also believe consumers are increasingly concerned about the environmental impact of the clothes they wear. As of June 2022, more than one in three U.S. shoppers and nearly half of Canadian shoppers surveyed reported caring more about the environmental impact of their apparel choices today than they did three years ago. There is a growing awareness that the textile and clothing industry is one of the most environmentally damaging sectors of the economy.

Meanwhile, discarded clothing remains the largest source of textile waste in the world, with the average U.S. citizen throwing away 81 pounds of clothing each year, 95% of which could have been re-worn or repurposed; yet 85% of this material ends up in landfills. To put this another way, the Ellen MacArthur Foundation reports that one garbage truck of textiles is landfilled or incinerated every second. Thrift as a business model provides one of the most effective solutions in mitigating the environmental cost of clothing and extending its life.

Track record of consistent growth and recent performance

We have a proven track record of consistently delivering comparable store sales growth across the United States and Canada. Prior to the start of the COVID-19 pandemic in March 2020, we achieved over ten years of positive comparable store sales growth across the United States and Canada and our business has recovered strongly from COVID-19-related disruptions.

10+ years of consistent comparable store salesgrowth in the U.S. and Canada (pre-COVID) FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 FY2019 FY2020 FY2021 U.S. Canada 3.7% 2.6% 2.4% 5.1% 3.4% 4.7% 3.6% 4.5% 5.3% 4.6% 4.5% 4.8% 3.7% 7.1% 3.9% 4.3% 4.8% 7.2% 1.1% 7.9% 0.9% 1.4% 4.4% 3.2% 7.8% 3.4% -27.8% -29.3% 64.8% 24.3%

Powerful, Vertically Integrated Business Model

We have innovated and invested in the development of significant operational expertise in order to integrate the three highly-complex parts of thrift operations—supply and processing, retail, and sales to wholesale markets. Our business model enables us to provide value to our NPPs and our customers, while driving attractive profitability and cash flow.

Three vertically integrated businesses Supply & processing Retail Wholesale

Supply and processing

We source our merchandise locally by purchasing secondhand items donated to our NPPs primarily through three distinct and strategic procurement models:

•

delivered supply, which includes items donated to and collected by NPPs through a variety of methods, such as neighborhood collections and donation drives, and delivered to our stores or Centralized Processing Centers, or “CPCs”;

•	on-site donations, or “OSDs,” which are donations of items by individuals to our local NPPs made at Community Donation Centers located at our stores; and

•

GreenDrop locations, which are mobile donation stations placed in convenient, attractive and high-traffic locations that offer a fast and friendly experience to donors in the communities surrounding our stores.

Our business model is predicated on sourcing and selling quality secondhand items to our customers in local communities. We are able to meet our customer demand given our deep relationships with an extensive network of locally-based NPPs that is unmatched in the thrift industry. Our local sourcing strategy also reduces transportation costs and emissions typically associated with the production and distribution of new merchandise.

The quantity and quality of our supply of secondhand items has continued to evolve and improve, particularly as OSDs and GreenDrop have both grown as a percentage of the pounds of goods we process. While it is strategically important for us to maintain a diverse supply mix, items sourced through OSDs have a cost per pound that is on average one-third that of delivered supply from our NPPs. Because OSD volume is primarily driven by convenience, the more we are able to expand our footprint and geographic reach, the more we expect to attract and procure additional OSD supply, which benefits our supply cost and yields. The average store’s OSDs have grown at a 5.0% compound annual growth rate (“CAGR”) from fiscal year 2018 through fiscal year 2022, and their contribution to total pounds processed has expanded from 48.6% to 62.9% during the same period. Additionally, our acquisition of 2nd Ave. in November 2021 included GreenDrop, which allows donors to drop off their items at attended donation stations that are movable and can be placed in attractive locations that optimize for high-quality donations, is strengthening our supply base. During fiscal year 2022, 9.9% of total pounds processed stemmed from GreenDrop. We are currently expanding the use of GreenDrop to our other locations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Powerful, Vertically Integrated Business Model” for additional details.

In addition, data analytics have played a critical role in elevating the quality of our delivered supply by enabling us to concentrate on supply sources with quality goods, which has been a significant driver of our gross product margin.

Nearly all of our retail stores have space dedicated to handle the processing of secondhand goods that provide the inventory to be sold on our retail sales floors. We are currently implementing our CPC strategy, having opened our first CPC in the third quarter of fiscal year 2021, a second CPC in the second quarter of fiscal year 2022 and a third CPC in the first quarter of fiscal year 2023. The CPC system is an offsite, semi-automated processing facility that mechanizes the flow of clothing, accessories and shoes through an integrated series of conveyor belts, robotics, sensors, and other technology.

Retail

Our continued investment in our stores has both elevated and modernized the thrift shopping experience, transforming our stores into a destination for all generations with increasing traffic from younger generations.

Our store experience directly reflects our mission to make secondhand second nature. We deliver a well merchandised environment that maximizes customer engagement and supports a core tenet for any thrifter—the treasure hunt. Our stores offer a wide selection of quality items across clothing, home goods, books and other items at convenient locations. As of April 1, 2023, more than 35,000 items were merchandised per store every week. Our sales floor inventory is also regularly rotated and refreshed, with inventory turns of roughly 15 times a year, providing our customers with an extensive, ever-changing selection at tremendous value.

We are enhancing our visual presentation with the roll out of our updated “Thrift Proud” sign package that has a great new look, while communicating who we are and what we do. In addition, we have enhanced the customer experience with the introduction of self-checkout kiosks that significantly shorten and, at most times of the day, eliminate payment lines. As of April 2023, we have implemented self-checkout kiosks in 99% of our stores in the U.S. and Canada.

We have a continuous feedback loop on the customer experience. Our REactions surveys take the pulse of our customers on a weekly basis regarding the shopping experience and environment. This information is proactively shared with our leadership team and cascaded to store managers, who are measured on their ability to improve operations.

As donations continue to grow and awareness of secondhand shopping increases, we believe more consumers are likely to become thrift shoppers. As of June 2022, 80% of consumers surveyed reported that they donated secondhand apparel within the last twelve months, and 95% of consumers surveyed cited that, three years from now, they plan to donate as much or more across all of our major product categories. Furthermore, consumers strongly prefer donating apparel over reselling it, with consumers donating approximately two-thirds of their unwanted apparel and reselling less than 10% of it as of June 2022.

Wholesale reuse and repurpose

Historically, we have displayed approximately 50% of all textile items we receive on our retail sales floors, approximately 50% of which are sold to thrifters. In support of our efforts to extend the life of reusable goods and recover a portion of the cost of acquiring our supply of secondhand items, we sell the majority of textile items unsold at retail to our wholesale customers, predominately comprised of textile graders and small business owners, who supply local communities across the globe with gently-used, affordable items like clothing, housewares, toys and shoes. Textiles not suitable for reuse as secondhand clothing can be repurposed into other textile items (e.g., wiping rags) and post-consumer fibers (e.g., insulation, carpet padding), further reducing waste.

Our powerful, vertically integrated model Reusable goods Supply 1.Onsite donations: 70% 1 2.Delivered supply: 30% 1 Processing Items sorted for retail or wholesale. Goods unable to be reused or repurposed. Retail Thousands of Items are priced and merchandised. Customers Unsold reusable goods.Wholesale The majority of unsold textiles, shoes and books go in to the global reuse economy. Customers Extend the life of items throught: Items reused as secondhand. Textiles repurposed into other items. Textiles turned into post-consumer fibers. FY2021

ESG impact

Environmental: Our business model is designed to maximize the life of reusable goods, and we found a reuse for over 3.2 billion pounds of secondhand items from 2018 to 2022. During fiscal year 2022, our thrifters purchased 279 million various items.

Our impact 3.2bn+ lbs. of reusable goods diverted from North American landfills 2017-2021 $615mm+paid to our non-profit partners for secondhand clothing and household goods 2017-2021 From 2017 to 2021, on average, our thrifters purchased: 73 million tops and pants 5 million dresses 6 million coats 10 million pairs of shoes 11 million accessories 12million pieces of kitchenware 22 million books

The environmental impacts of textile manufacturing are well documented. The textile industry largely relies on non-renewable resources such as oil for synthetic fibers, fertilizer to grow cotton, and chemicals associated with the production, dyeing, and finishing of fibers and textiles. Between 2002 and 2017, the

EMF found that clothing production approximately doubled, while utilization decreased by 36%. In addition, textile production is both energy-intensive and water-intensive. EMF estimates that the production of textiles resulted in 1.2 billion tons of carbon dioxide equivalent in 2015, which outpaced the year’s carbon dioxide emissions from all international flights and marine shipping, with additional impacts on local environments. With respect to water usage, which includes cotton farming, EMF also found that the textile industry used approximately 93 billion cubic meters of water each year, while contributing to water scarcity in many parts of the world. Since less than 1% of the material used to produce new clothing can be recycled into new clothing, the reuse of clothing, rather than the purchase of new clothing, is key to mitigating the environmental impacts of the textile industry. In order to achieve the 2030 Paris climate objectives, 20% of garments worldwide must be traded through circular business models.

Following a similar purchase in 2021, in 2022 we purchased enough Renewable Energy Certificates to match our electricity usage with renewable energy at our two corporate offices and our largest U.S. and Canadian Wholesale Distribution and Reuse Centers. Additionally, we are committed to further reducing our emissions and energy consumption whenever feasible. Over the last several years, we have completed a LED lighting retrofit for more than 90% of our U.S. and Canadian stores and warehouses.

We have engaged third-party consultants to perform assessments of the Company’s economic and environmental impacts in various communities where we have operations. For example, the Sage Policy Group studied our Maryland-based operations in 2022, during which time we had 12 stores in Maryland. Including secondary economic and fiscal impacts, the Sage Policy Group found that (1) we supported more than 1,500 jobs and $57 million in statewide employee compensation; (2) we generated more than $98 million in annual economic activity; (3) we created more than $7.2 million in state level tax revenues and $3.7 million for Maryland’s local governments each year; (4) we kept 24,000 tons of solid waste out of Maryland’s waste stream, producing an equivalent mass of fiber that would generate more than 87,000 tons of CO2 equivalent; and (5) those 87,000 tons of CO2 equivalent is an amount equivalent to the annual CO2 output of 17,200 typical passenger cars.

Social: Our business model is predicated on sourcing our supply from local non-profit organizations in the communities where we do business. The contracts we enter into with our NPPs are typically 1-3 years in duration. Our relationships with our top 10 NPPs average more than 25 years. Over the last five years, we have paid our NPPs more than $580 million for secondhand goods, providing them with unrestricted revenue to support their community-focused missions. From 2018 to 2022, over 90% of our supply was locally sourced, delivering a broad and diverse selection to our customers and fostering a sense of community.

Our leading “people” metric across our organization is team member engagement, which is scored across various areas, including overall job satisfaction, whether the team member would recommend us as a place to work, personal commitment, being energized at work and intent to remain employed. Our team member engagement is considered best-in-class, as measured by an external consultant, comparing our results to other companies in the retail sector. Team member engagement is crucial to customer satisfaction and the satisfaction of our NPPs and their donors.

We also invest in the training, development and advancement of our team members. During the twelve months ended April 1, 2023, more than 79% of open salaried management positions in the United States and Canada were filled by internal promotions. As of April 1, 2023, more than 59% of the management roles in our stores and corporate operations were held by team members identifying as female, and 56% of our U.S. workforce was represented by diverse backgrounds and ethnicities.

Governance: We are committed to ethical practices in every aspect of our business and have adopted a Savers Code of Conduct that outlines our expectations for internal interactions and helps us maintain compliance with local laws and regulations. Our five core values guide our strategic direction and how our team members interact with one another, our communities and our customers: (1) make service count; (2) celebrate uniqueness; (3) do the right thing; (4) find a better way; and (5) make an impact.

Our Market Opportunity

We operate within the large, fragmented and fast-growing secondhand market, which is a subset of the broader retail market. In addition to being recession-resilient, growth in the secondhand market is accelerating due to a number of powerful secular trends. These trends have been confirmed by a consumer survey we commissioned, which was conducted by Transom during 2022.

The emergence of conscious consumerism

Consumers are increasingly taking into consideration the ESG impacts of their shopping decisions and the brands with which they choose to interact. As of June 2022, 92% of consumers surveyed reported that they expect to spend as much or more on secondhand apparel compared to their current spending, and 95% of consumers surveyed indicated that they expect to spend as much or more on key non-apparel categories including books, home décor and furniture.

Growing importance of value retail and treasure hunt experience

The relevance of value shopping and treasure hunting has grown stronger in recent years. Our thrift model provides a highly compelling, differentiated customer proposition and experience that gives us a competitive advantage over traditional retail and other existing secondhand options. Today’s consumers, and thrifters specifically, are seeking experiential shopping opportunities and compelling value propositions, combined with the multifaceted possibilities of brands and styles. They are drawn to the excitement of finding great value through a treasure hunt experience. That experience, combined with our low AUR, makes us more attractive to customers than traditional retail. As of June 2022, approximately 60% of shoppers surveyed indicated that thrift shopping is becoming more cool, popular, and/or acceptable, and 66% indicated that they would gladly receive an item purchased at a thrift store as a gift.

Furthermore, our in-store experience and broad, ever-changing inventory cannot be replicated online. The in-store thrift shopping experience is overwhelmingly preferred by consumers over online resale. As of June 2022, approximately 70% of secondhand shoppers surveyed reported preferring to shop in-store for reasons associated with convenience, the in-store experience (e.g., the thrill of the treasure hunt) and cost savings. We believe that we operate leading brands within the thrift industry offering consumers this unique experience.

Fast-growing secondhand market across both demand and supply

Secondhand demand-side total addressable market: The secondhand market is rapidly growing and continues to gain share in the total retail market from a wide range of traditional retailers, including department stores, fast fashion brands and off-price retailers. The secondhand market consists of both resale (e.g., consignment) and thrift goods, with thrift accounting for approximately 60% of the total market during 2021. In the United States alone, the secondhand market reached approximately $35 billion in 2021 and is expected to grow to more than $82 billion by 2026, representing a CAGR of 18% between 2022 to 2026.

U.S. secondhand apparel market growth expected to accelerate +21% CAGR TO $77bn by 2025 Size of the total U.S. apparel market Secondhand % of total U.S. apparel $253 $258 $263 $270 $270 $276 $286 $290 $226 $262 $283 $294 $302 $310 4% 5% 5% 6% 7% 7% 8% 10% 12% 14% 15% 18% 21% 25% ($bn) +12% '12A'20A secondhand CAGR +21% '21E-'25E SECONDHAND CAGR $11 $12 $14 $15 $18 $20 $24 $28 $27 $36 $43 $53 $64 $77 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Source: GlobalDate 2021 market sizing and growth estimates,Euromonitor.

Our total market opportunity continues to grow due to a general rise in demand for secondhand goods in part as consumers continue to expand the occasions for shopping for secondhand goods. As of June 2022, more than 80% of consumers surveyed reporting having engaged with a thrift store in the last twelve months as shoppers, donors, or both. As of April 2023, Salvation Army and Goodwill, the two leading non-profit thrift operations in the United States, operated approximately 8,000 locations and 3,000 locations, respectively, further indicating that there is a robust market for secondhand goods.

Secondhand supply-side total addressable market: There is an abundant and growing source of supply that facilitates the availability of secondhand and thrift goods. As this market continues to develop and expand with the opening of new points of collection, there is significant opportunity to unlock and drive further donations from OSDs and GreenDrop locations, both of which are typically driven by a combination of location, convenience, ease of drop and a fast and friendly experience, all of which will ultimately benefit our NPPs.

In the three months ended April 1, 2023 and April 2, 2022, we processed 240 million pounds of secondhand goods during each quarter. As donations continue to grow and awareness of secondhand shopping increases, we believe more consumers are likely to become thrift shoppers.

Competitive Strengths

We have been able to delight millions of customers each year and grow our business consistently through the following competitive strengths:

A leader in the industry with a powerful business model

We are the largest for-profit thrift operator in the United States and Canada. With 317 retail stores under our Savers, Value Village, Village des Valeurs, Unique and 2nd Ave. banners, we are nine times larger than the next largest for-profit thrift operator. In Canada, our principal brand, Value Village, is the largest in thrift volume and had over 93% aided brand awareness as of January 2021. We believe our significant scale advantage allows us to deliver extreme value and a superior shopping experience to customers, while generating strong cash flow that can be reinvested in our business.

We have innovated and integrated three highly-complex parts of thrift operations—supply and processing, sales to retail and wholesale markets—through significant operational expertise and investments. This has created a compelling business model which is differentiated against online competition and traditional retail, based on our treasure-hunt experience and low AUR. Our AUR, which is under $5, is approximately 70% lower than that of our retail competitors. Further, our business has demonstrated resilience through economic cycles. Such advantages of our business model provide compelling value to customers, drive attractive profitability for the business, and underpin positive comparable store sales growth. Prior to the start of the COVID-19 pandemic in March 2020, we achieved over ten years of positive comparable store sales growth across the United States and Canada, and our business has recovered strongly from COVID-19-related disruptions. As interest in the secondhand market continues to grow, we will have the opportunity to elevate and define the thrift experience for decades to come.

Clear differentiation from traditional retail Traditional retailers Savers(R) Sustainability is often an add-on Sustainability is intrinsic Limited breadth of product offerings Wide variety of product offerings Macro-level sourcing risks Long-term strategic sourcing relationships High seasonality Low seasonality Standardized product offering Treasure hunt E-commerce threat high E-commerce threat low Substantial advertising expenditures Low advertising expenditures Significant investment in inventory Low inventory investment / favorable working capital dynamic Cyclical Cycle-resistant Significant exposure to supply chain disruptions Minimal exposure due to hyper-local supply model

Unmatched value proposition driving exceptional customer engagement

We offer quality items at one of the deepest values across all of our product categories and an exciting, engaging treasure hunt experience in a contemporary in-store atmosphere, which underpins strong customer loyalty. Our most engaged customers are members of our Super Savers Club® loyalty program. As of April 1, 2023, we had 4.7 million active members enrolled in our U.S. and Canadian loyalty programs who have made a purchase within the last 12 months, compared to 4.3 million active members as of April 2, 2022. Our members earn points or store credit, which further enhances the value shopping experience. Members in both the United States and Canada receive exclusive coupons and offers via email, as well as a special birthday coupon.

During the twelve months ended April 1, 2023, U.S. loyalty members spent approximately 27% more per shopping trip than non-members. During the same period, U.S. loyalty members shopped at our stores an average of 6.6 times annually. During the twelve months ended April 1, 2023, the top three loyalty segments, which represented approximately 49% of active members in the United States during that period, shopped with us more than 12 times per year. The attrition rate was less than 5% among the top two loyalty segments as of April 1, 2023. We have e-mail addresses for 77% of our U.S. and Canadian active loyalty members as of April 1, 2023. In addition, as of April 1, 2023, 27% of our U.S. loyalty members had annual household incomes of over $75,000, and 73% identified as female.

We have a particularly active presence on social media platforms, including Facebook, Instagram and Pinterest, to connect with our customers, and we also partner with a number of social media “influencers” who generate further awareness of our brands through sponsored content. At the core of our “Thrift Proud” movement, our customers and followers on social media serve as influential peer-to-peer brand ambassadors and are tagging our brand and banners in thousands of photos and videos weekly. We enjoy highly engaged communities on social media who are inspired by thrift hauls, shopping cart photos, do-it-yourself and upcycling, creating “new from used.” As of April 1, 2023, Savers, Value Village, Village des Valeurs and Thrift Proud branded hashtags had more than 306 million organic views on TikTok alone, 143,000 followers on Instagram and 360,000 likes on Facebook.

Supply model with proven capacity to drive growth

Quality and volume of supply play a critical role in driving traffic and customer frequency and engagement. We have developed a proven strategy to continuously improve our supply model. In order to maximize supply quality, we periodically assess sales yield, which we define as revenues generated per pound processed, from each supply source to make informed decisions on supplier selection. This approach ultimately improves both our revenue and profitability. We have been strategically focused on increasing our OSDs, particularly in increasing convenience and proximity to potential donors. OSDs not only drive profitability but also enhance the consistency and reliability of supply to each of our stores. We expect our focus on increasing OSDs will contribute to further improvement and growth in our supply.

Culture of innovation and operational excellence

Our culture of innovation underpins our key decisions and the way we run our business. We continue to be an industry leader with innovation to improve the customer experience, while enhancing operational efficiency. We have continuously improved our thrift operations across sourcing, processing, and retailing. We have recently launched major initiatives that will further reinforce our competitive advantage and have a measurable impact on our financial profile:

•

Self-checkout: We are rolling out self-checkout kiosks in many of our stores in order to enhance the customer experience, with shorter lines and more access points. As of April 2023, self-checkout kiosks have been implemented in 99% of our stores in the U.S. and Canada. We estimate that self-checkout kiosks also can save up to 80 labor hours per week per store, which is expected to reduce our labor costs.

•

Automated Book Processing (ABP): The ABP system is an integrated set of technologies that efficiently identify, price, and sort books based on their critical attributes (e.g., genre, author, market price). The system design consists of high-speed conveyors, optic recognition, robot tagging and an automated book distribution system working in concert to increase throughput over traditional, manual processes.

•	Centralized Processing Centers (CPCs): The CPC system is an offsite, semi-automated processing facility that mechanizes the flow of clothing, accessories, and shoes through an integrated series of conveyor belts, robotics, sensors, and other technology. We believe our CPCs will improve upon our traditional process by driving sales yield improvements, labor efficiencies and enabling grader specialization and pricing precision.

Attractive financial profile with proven track record of consistent growth

We achieved positive comparable store sales growth from 2009 through 2019, even throughout recessionary periods. We have also delivered steady and consistent gross product margin expansion over the last several years, from 46.4% for fiscal year 2015 to 58.3% for fiscal year 2022. We define gross product margin as net sales minus cost of merchandise sold, exclusive of depreciation and amortization, divided by net sales. We have utilized multiple levers that are unique to our business model to drive margin improvements, especially the growth of OSDs as part of our supply mix and sales yield improvement. As a result of our attractive financial profile, we have significant flexibility with respect to capital allocation, giving us the ability to drive long-term shareholder and stakeholder value through various operating and financial strategies.

Highly experienced and strategic leadership

Our strategic vision and culture are directed by a leadership team that combines deep industry expertise and advanced operational capabilities to continuously innovate our business. Given the unique needs of the business, our leadership team has diverse backgrounds across not only retail but also technology, manufacturing, and supply chain. We are committed to ethical practices in every aspect of our business and are guided by people who fundamentally do the right thing.

How We Plan to Grow

Strategically grow our store base

Our goal is to expand our position as the leading for-profit thrift operator by expanding our store footprint. We have identified approximately 2,200 potential new locations across the United States and Canada, based on a third-party analysis prepared for us by Transom. We opened eight net new stores during fiscal year 2022 and target opening approximately 12 new stores in 2023. We target opening approximately 20 or more new stores annually from 2024 through 2026.

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In-fill opportunities: We will continue to identify attractive locations in our existing markets by leveraging our brand awareness and operational capabilities, and where we have the advantage of both attractive supply and demand. These in-fill opportunities will include both traditional and alternative format stores.

•	Adjacent store opportunities: We also will pursue opportunities to expand our regional footprint in adjacent areas where we can leverage our operational capabilities and regional market knowledge.

•	Greenfield store opportunities: We are currently underpenetrated in multiple important regional markets, including the South and West regions of the United States and in Central Canada.

Expansive new store opportunity Locational strategy based on demographic data and third-party analysis.Current stores1 297In-fill Stores ~1,400Adjacent Stores ~500Greenfield Stores ~300Systematic, data-driven new store opening frameworkDeep understanding of supply and demand dynamicsAll stores leases singed for 2022 openingsTeam with a track record of new store openingsTotal new store potential: ~2,2002As of 01/01/2022.1 Current stores consists of open stores as of October 1, 2022 including those acquired in the 2nd Ave. Acquisition. 2 Based on a third-party analysis prepared for us. This is a goal / target and is forward-looking, subject to significant, business, economic, regulatory and competitive uncertainties and contingencies, many of which arebeyond the control of the Company and its management and is based upon assumptions with respect to future decisions, which are subject to change. See the section titled "Risk Factors" in the Registration Statement. Actual results will vary, and those variations may be material. Nothing in this graphic should be regarded as a representation by any person that these goals and targets will be achieved, and the Company undertakes no duty to update its goals.

Driven by our disciplined real estate selection approach, we expect to deliver attractive return on investment and store-level profitability. We target most of our new stores to achieve a payback period of approximately three years. Of the 21 new stores opened since 2019, six have already returned their initial investment despite the impacts of the pandemic. Our alternative store format is designed to capitalize on high real estate availability in in-fill markets through smaller formats.

Drive consistent comparable store sales growth

Our goal is to drive consistent growth in comparable store sales growth by maintaining a superior value proposition to our customers and continuing to offer a compelling selection of quality secondhand items. Benefitting from secular tailwinds, we expect to further drive comparable sales growth with the following strategies:

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Quality product offerings: We will continue to procure ample supply of quality items to delight our customers. Our compelling selection of offerings enables us to drive both frequency with existing customers and the acquisition of new customers.

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Improving shopping experience: We will continue to invest in the in-store shopping experience to facilitate the treasure hunt dynamics for our customers. We have invested in renovations to modernize our stores; new technologies to optimize store operations; and alternative store formats supported by CPCs.

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Expanding engagement with our loyalty program members: Our loyalty program members have increased shopping frequencies, stronger retention, more transactions, and larger basket sizes. Our marketing efforts are designed to continue to increase our loyalty program member base.

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Conducting brand marketing: We will continue to increase our brand marketing spend to improve our brand awareness, bolstered by the broader adoption of thrift shopping overall to drive new customer acquisition.

Continue to implement strategic initiatives to drive efficiency and expand margin

Compared to our traditional retail competitors, we have multiple levers within our control that have been critical in driving our profitability and Free Cash Flow. For instance, our data analysis has improved our sales yield, defined as sales per pound processed, which has been a primary driver of comparable store profitability. Our deliberate strategy of increasing the penetration of OSDs and GreenDrop as a percentage of total supply has had a significant impact on the quality of our supply, further increasing sales yield and ultimately our gross product margin. In addition, our recent initiatives, including self-checkout, ABPs and CPC are expected to generate combined incremental store contributions of approximately $200,000 per store per year, based on anticipated benefits per store of approximately $100,000 for CPCs, $50,000 for ABPs, and $50,000 for self-checkout. These savings are based on management estimates of the average savings for each of our stores from these initiatives. Our culture of innovation and data orientation has been critical to driving operational efficiencies, and we will continue to lead in terms of innovating the thrift business model.

Selectively pursue other growth opportunities

In addition to our organic growth initiatives, we will also take an opportunistic yet disciplined approach toward potential inorganic growth opportunities. Given the fragmented nature of the thrift category, we believe there are significant opportunities for growth. This can be conducted through the acquisition of well-operated regional players where we believe we can build upon our infrastructure and scale to accelerate the growth of a potential target and generate synergies. Our acquisition criteria include a significant regional presence; access to a robust flow of quality supply; strong brand awareness; and a complementary cultural fit for our company. For example, in November 2021, we completed the acquisition of 2nd Ave., which added 12 stores in the Northeastern and Mid-Atlantic regions of the United States, representing a complementary store footprint for our existing store network and offering new store expansion opportunities. The 2nd Ave. Acquisition also included the GreenDrop system used to provide supply to 2nd Ave. stores, which allows donors to drop off their items at attended donation stations that are movable and can be placed in attractive, high traffic areas that are convenient to donors. We are currently expanding GreenDrop to locations in certain other markets.

Supply

Supply sources overview. Our supplier base for a majority of our stores is predominantly local, with over 90% of our supply locally-sourced. As a result, each store draws its supply predominantly from local NPPs and their donors, delivering a broad and diverse selection for our customers and fostering a sense of community. Our local sourcing strategy reduces transportation costs and emissions typically associated with the production and distribution of new merchandise.

We are a for-profit company that champions reuse. While purchases made by our customers in our stores do not directly benefit any NPP, we pay our NPPs a contracted rate for all OSDs and delivered product. Our subsidiaries are registered professional fundraisers where such registration is required.

We source our merchandise primarily through three distinct and strategic methods: (i) on-site donations, (ii) delivered supply and (iii) GreenDrop locations, all of which we purchase directly from our NPPs. We pay a market-competitive contractual rate to purchase items received as OSDs or as part of delivered supply. OSDs are the largest part of our supply mix, accounting for 62.9% of our total pounds processed for fiscal year 2022.

On-Site Donations: OSDs are donations of items made by individuals to our NPPs at our stores’ Community Donation Centers. We operate as a registered professional fundraiser, where required, on behalf of local NPPs in accepting donations from their respective donors. Each store is specifically designated as an OSD location for a particular NPP, such that all donations received at the Community Donation Center are credited to that NPP.

Delivered supply: Delivered supply is comprised of two types of supply: First, items collected by our NPPs through a variety of methods, such as neighborhood collections and donation drives, and second, items delivered to our stores and CPCs. On behalf of our NPPs, we may solicit, collect and deliver items to our stores.

GreenDrop collections: Donations of items are made by individuals to our NPPs at convenient and well-signed brick and mortar and trailer locations in neighborhoods surrounding a store location. On behalf of our NPPs, we solicit, collect, and deliver items to our stores and CPCs.

Donation drives: Donation drives operate within our FUNDrive® program and include smaller, local non-profits such as schools, sports teams, community groups and other charitable organizations. These drives are one-time and event-based, with contractual agreements based on each distinct donation drive itself.

Third-party credential: Third-party credential goods are purchased in small amounts on an as-needed basis from regional for-profit collectors, generally consisting of bin operators and other for-profit resellers.

We leverage an analytical platform to measure the sales yield and product margin of an individual stream of supply in our stores. In general, this tool is either used to periodically confirm the performance of an existing stream of supply or to evaluate the performance of a new source of supply.

Non-Profit Partners. We have deep relationships with an extensive roster of NPPs that is unmatched in the thrift industry. Our relationships with our top 10 NPPs average 25 to 30 years. Over the last five years we have paid our NPPs more than $580 million for goods donated to them. We support both large and small partners alike and offer a reliable, unrestricted source of revenue. Delivered product enables our NPPs to not only generate additional revenue, but also promote awareness of their missions even further throughout the community via collection truck signage, collection bin messaging and home pickup flyers.

On-Site Donations. The quantity and quality of our supply of secondhand items has continued to evolve and improve, particularly as OSDs have grown as a percentage of pounds of goods we process. While it is strategically important for us to maintain a diverse supply mix, items sourced through OSDs have a cost per pound that is on average one-third that of delivered supply from our NPPs. Our store footprint has played a critical role in strengthening our OSD intake by accepting OSDs on behalf of our NPPs. Additionally, because OSD volume is primarily driven by convenience, the more we are able to expand our footprint and geographic reach, the more we will be able to attract and procure additional OSD supply, which benefits our growth and margin profiles.

On a comparable store basis, the average store’s OSDs have grown at a 5.0% CAGR from fiscal year 2018 to fiscal year 2022 and OSDs as a percentage of total supply has expanded from 48.6% to 62.9% during the same period. In addition, data analytics have played a critical role in elevating the quality of our delivered supply by enabling us to concentrate on supply sources with quality goods, which has been a significant driver of our gross product margin.

Processing

Overview. Nearly all of our retail stores have a dedicated space that handles the processing of soft and hard goods that provide the inventory to be sold on our retail sales floors. In fiscal year 2022, we processed 985 million pounds of secondhand goods. We are currently implementing our CPC strategy, which allows us to process goods at a larger-scale facility and distribute the goods to multiple stores in a local market. We opened our first CPC in the third quarter of 2021, a second CPC in the second quarter of fiscal year 2022 and a third CPC in the first quarter of fiscal year 2023.

Historically, we have displayed approximately 50% of all textile items we receive on our retail sales floors, approximately 50% of which are sold to thrifters. In support of our efforts to extend the life of reusable goods and recover a portion of the cost of acquiring our supply of secondhand items, we sell the majority of textile items unsold at retail to our wholesale customers, predominately comprised of textile graders and small business owners, who supply local communities across the globe with gently-used, affordable items like clothing, housewares, toys and shoes. Textiles not suitable for reuse as secondhand clothing can be repurposed into other textile items (e.g., wiping rags) and post-consumer fibers (e.g., insulation, carpet padding), further reducing waste.

Our powerful, vertically integrated model Reusable goods Supply 1. Onsite donations: 70% 1 2. Delivered supply: 30% 1 Processing Items sorted for retail or wholesale. Goods unable to be reused or repurposed. Retail Thousands of items are priced and merchandised. Customers Unsold reusable goods. Wholesale The majority of unsold textiles, shoes and books go into the global reuse economy. Customers Extend the life of items through: Items reused as secondhand. Textiles repurposed into other items. Textiles turned into post-consumer fibers. FY2021

Our process has five sequential and interdependent steps: (1) Receiving; (2) Sorting; (3) Grading and Pricing; (4) Merchandising; and (5) Wholesale. Given the high volumes processed in our stores, effective process management is critical to ensuring each step is done properly and in coordination with the other steps. The typical processing room has approximately 30 team members, each of whom is trained in a specific area with many who are cross trained to support adjacent roles as needed.

Processing flow Unsorted goods received at the store. 1 Goods weighed and recorded for payment to the store's non-profit partner. 2 Items sorted by department or for wholesale reuse. 3 Sellable items evaluated to determine category/size and graded based on quality and condition. 3 Items priced and tagged. 4 Items merchandized by department and category on the sales floor. 5 Items sold to wholesale reuse customers. 5 Items sold to thrifters.

Receiving

Upon receipt, most of our supply is separated into either soft goods, hard goods or books and then weighed in aggregate. The weight is then recorded into our inventory management system which initiates the payment process to our NPPs, as defined by their contracted rate. The one exception is the receipt of furniture and other large items which are received and purchased by the piece. The aggregated goods are then staged in designated areas of the processing room.

Sorting

The sorting process consists of emptying the contents of each donated bag or box, separating them by department, and then transferring them to that specific area for further inspection. Each item is inspected and determined to be either salable, unsalable or backstock storage. The salability of an item is based primarily on its quality and condition. Every effort is made by our stores to maximize the extraction of salable items, including the use of well-established analytics which are routinely used by store management. Items deemed unsalable are removed from the processing stream and incorporated into the wholesale process. Salable items that are seasonal are backstocked and stored for future sale during the appropriate season (e.g., winter coats received in the summer). On average, each of our stores evaluate approximately 15,000 items every day.

Grading and pricing

The price for a garment is determined through a grading process that ends with a centrally controlled pricing algorithm. Grading involves a team member assessing a garment for quality and condition relative to other garments within the same category. This enables a more scalable, consistent and comparative approach in determining the value of items for which there are many of the same kind. The grader enters in their assessment and the system generates a price based on an underlying pricing algorithm based on quality and condition for garments in that category. The algorithms are centrally controlled and we conduct routine analyses to monitor price and sales performance.

Merchandising

Priced goods are merchandised in our stores to maximize both customer selection and sales yield using a data-driven approach. Our stores do this by balancing and optimizing three primary levers: (i) allocation of retail floor space, (ii) processing output targets by category, and (iii) sales floor rotation. Our point-of-sale system is integrated with our grading and pricing system which provides visibility into the exact performance for over 200 categories across 10 departments. Our stores routinely modulate each of the three levers in accordance with real-time data analytics available to them.

Additionally, our stores utilize colored price tags which reflect the processing date and enable us to manage the sales floor rotation and retail lifecycle of each item. The system makes it easy for team members to determine the age of each item and distinguish between which should be removed to be sold through wholesale and which should remain on the floor.

Wholesale

The vast majority of clothing, accessories, shoes and books that either are unfit for retail sale in our stores, or, have gone unsold on our sales floor after a period of time are sold into the wholesale market. In general, clothing is baled into cubes that are required for transport to the wholesale customer. Shoes are paired and bundled in drawstring bags, and books are aggregated into cardboard gaylords. We have a variety of standards and controls across each of these product categories to ensure consistency and efficiency at our store locations.

Most stores aggregate these categories onto trailers which are then sent to one of several company-operated Wholesale Reuse and Distribution Centers. These centers perform additional sorting on certain categories, containerization, and ultimately sell to our wholesale customers.

Centralized Processing Centers and Automated Book Processing

Our first CPC and ABP systems were launched in the third quarter of 2021.

The CPC system is an offsite, semi-automated processing facility that mechanizes the flow of clothing, accessories, and shoes through an integrated series of conveyor belts, robotics, sensors, and other technology. It significantly improves upon our traditional process by (i) improving labor efficiencies, and (ii) enabling grader specialization and pricing precision.

The ABP system is an integrated set of technologies that efficiently identify, price and sort books based on their critical attributes (e.g., genre, author, market price). The system design consists of high-speed conveyors, optic recognition, robot tagging and an automated book distribution system working in concert to increase throughput eightfold over our traditional, manual process. The system also utilizes a central database of over 56.9 million ISBN records and a pricing algorithm to determine the optimal price point for each salable book.

The CPC and ABP technologies widen our competitive and operational advantage, and we plan to aggressively expand both across many of the markets in which we operate in the next several years. We have contractual arrangements with Valvan, the provider of CPC technology, and ABP technology that include exclusive rights to the use of the CPC technology and ABP technology for a period of time that may be extended as we purchase additional technology from the provider in connection with our buildout of additional CPCs and ABP facilities.

Our initial contract was for a CPC system in Edmonton, Alberta, Canada. Signed in July 2020, the agreement required the design, manufacture and installation of the system over a period of eleven months, with percentage payments due at each of several milestones, with the final payment due upon acceptance of the system. The system components are designed and manufactured in Belgium, with Valvan responsible for shipping the components to the facility in Edmonton where the CPC is operating. The agreement granted an initial two-year period of exclusivity for use of the technology and design in the United States and Canada and an initial period of three years after the acceptance date of the Edmonton CPC (which was October 2021). We can extend the exclusivity by three years from the date of each subsequent order for an additional CPC or other products or services exceeding €2 million made within one year after the date of a prior order. Orders for CPC products in Australia extend the exclusivity period in the United States and Canada, but not vice-versa. As of January 2023, orders have been completed for a total of seven CPCs and other combined orders, extending exclusivity for the use of the CPC technology and design in the United States and Canada through December 22, 2025. Our exclusivity in Australia lasts through October 2024. If we complete the purchases we currently plan to make, our exclusive rights would extend until at least May 2028 in the United States and Canada, given our current projections.

The contract for the first ABP system was signed in September 2020 and required the design, manufacture and installation of an ABP system in Edmonton over a period of seven months. Like the CPC systems, the ABP system components are designed and manufactured in Belgium with percentage payments due at each of several milestones. The initial ABP system contract granted a one year period of exclusivity for use of the technology and design for the ABP system, extending by one year for each system purchased, up to a maximum of five years after the commissioning date of the last-commissioned system. A total of 21 ABP systems are currently under contract, extending exclusive rights in the United States, Canada and Australia until December 2029. Planned projects would extend exclusive rights until November 2031.

Our ability to extend these exclusive rights with respect to the CPC and ABP technologies is dependent on our continuing to secure our relationship with the provider as we expand our CPCs and ABP facilities. There is no guarantee that we will complete the purchases we currently plan to make, and if we do not do so, we may not extend our exclusive rights as described above.

Retail

Retail footprint and banners. As of April 1, 2023, we had 152 stores in the United States, 153 stores in Canada and 12 stores in Australia. We operate under five distinct store banners—Savers, Value Village, Village des Valeurs Unique and 2nd Ave.

In Canada, we operate 135 Value Village stores located in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island and Saskatchewan (nine provinces). Additionally, we have 18 stores in Quebec that operate under the Village des Valeurs brand. In Canada, we are the top-of-mind thrift retailer with 93% aided brand awareness.

In the United States, Value Village is our original store brand established by our founders in 1954. We have 23 U.S. Value Village stores located in Washington, Oregon, Alaska and Maryland. However, the predominant brand in the United States is Savers and we operate 108 Savers stores across 24 states, including Arkansas, Arizona, California, Connecticut, Hawaii, Idaho, Illinois, Kansas, Massachusetts, Maryland, Minnesota, Missouri, North Dakota, South Dakota, New Hampshire, New Mexico, Nevada, New York, Ohio, Rhode Island, Texas, Utah, Virginia and Wisconsin.

In 2011 and 2013, we acquired the Unique brand name and currently operate eight stores across Minnesota, Illinois, Maryland and Virginia. We have retained the Unique store name given its strong brand equity amongst our customer base. In November 2021, in the 2nd Ave. Acquisition, we acquired an additional twelve stores operating under the 2nd Ave. banner in Virginia, Maryland, Pennsylvania and New Jersey. We then opened an additional store under the 2nd Ave. brand in 2022.

In Australia, we operate twelve stores under the Savers brand with nine located in Victoria and three located in South Australia. All store banners are managed and operated centrally with a common marketing and operations strategy.

Current store footprint21 20 5 6 69 17 12 4 14 1 9 7 4 14 4 4 3 12 1 2 1 3 3 4 8 4 3 8 6 11 8 4 3 1 3 7 2Our footprint:Total: U.S. 149 CA 150 AU 10

Merchandising Overview. Our merchandising strategy is focused on a broad, compelling product offering. On average, we turn our inventory approximately every three weeks to ensure we are offering a fresh assortment to new and returning customers. Items are organized within five “soft” goods and four “hard” goods departments spanning 277 distinct categories. Our product selection is consistently identified as the top driver of customer satisfaction in feedback surveys.

We monitor customer purchasing trends on a weekly and seasonal basis at each individual location to maximize sales and profitability. Space on the sales floor for each store is allocated by category, utilizing a data-driven process to predict category demand trends.

Diverse offering highlights treasure hunt Enhances treasure hunt experience Provides convenient, one-stop-shop Differentiates from competitors Drives customer satisfaction Provides consistency across seasons Other7% Outerwear6% Kids10% Shoes13% Mens22% Womens42% ~65%Soft Goods(1) Furniture8% Jewelry8% Electronics9% Other9% Toys / Sports11% Kitchenware14% Books/Media17% Home Decor23% ~35% (1)Hard Goods 1 Based on store merchandise net sales.

We believe that the breadth and depth of the assortment across our categories distinguishes us from our competitors.

Soft goods department and sample categories

•	Womens – e.g., long / short sleeve knits, sleeveless tops, jeans, pants, dresses, skirts

•	Mens – e.g., t-shirts, long / short sleeve shirts / knits, jeans, pants, shorts, activewear

•	Kids – e.g., infants, long / short sleeve tops, dresses, shorts, skirts, activewear

•	Bed & Bath – e.g., bed linens, purses, scarves, kids accessories, bags / backpacks, belts / suspenders, curtains / drapes

•	Shoes – e.g., women’s shoes / active /boots / sandals; men’s active / shoes, boys active, infant / toddler

Hard goods department and sample categories

•	Jewelry – e.g., costume jewelry, showcase jewelry

•	Housewares – e.g., toys, home décor, toy bag, vases / floral, glassware, servicewear, plastics, office

•	Furniture and Other – e.g., sporting goods, electronics, lamps, tvs / stereos / computers, tools

•	Books – e.g., books, cds / cassettes / lps, dvds, video cassettes, video games / software

Shopping experience. Our store experience is a direct reflection of our mission to make secondhand second nature. We deliver a well merchandised environment that maximizes customer engagement and supports a core tenet for any thrifter—the treasure hunt. As of April 1, 2023, more than 35,000 items were merchandised per store every week. Our sales floor inventory is also regularly rotated and refreshed, with inventory turns of roughly 15 times a year, providing our customers with an extensive, ever-changing selection at tremendous value.

The average store in the United States and Canada has approximately 28,000 square feet of retail space. The retail space continues to evolve as we execute two major initiatives to contemporize our experience. We are enhancing our visual presentation with the roll out of our updated “Thrift Proud” sign package that has a great new look, while communicating who we are and what we do. In addition, we have enhanced the customer experience with the introduction of self-checkout kiosks that significantly shorten and, at most times of the day, eliminate payment lines. As of April 2023, we have implemented self-checkout kiosks in 99% of our stores in the U.S. and Canada.

Lastly, we have a continuous feedback loop on the customer experience. Our REactions surveys take the pulse of our customers on a weekly basis regarding the shopping experience and environment. This information is proactively shared with our leadership team and cascaded to store managers, who are measured on their ability to improve operations.

Loyalty program. Our most engaged customers are members of the Super Savers Club® loyalty program. As of April 1, 2023, we have 4.7 million active members enrolled in our U.S. and Canadian loyalty programs who have made a purchase within the last 12 months, compared to 4.3 million active loyalty members as of April 2, 2022. Our members earn points or store credit, which further enhances the value shopping experience. Members in both the United States and Canada receive exclusive coupons and offers via email, as well as a special birthday coupon.

The majority of our customers join our loyalty programs during the checkout process in our store. We also offer in-store self-service sign-ups at our self-checkout kiosks, which makes the process more efficient by eliminating the need for sign-up assistance from a team member. Customers also have the option to sign up online or via text message (in the United States only). While the number of loyalty program members overall did not decline from fiscal year 2019 to fiscal year 2020, our active members declined 23% for the fiscal year 2020 versus the fiscal year 2019, due primarily to our loyalty program members shopping less because of pandemic-related store closures. During the twelve months ended April 1, 2023, we have grown our active members by 443,000 members, representing an average of 37,000 new members per month and reflecting the continued momentum in our loyalty program.

During the twelve months ended April 1, 2023, U.S. loyalty members spent approximately 27% more per shopping trip than non-members. During the same period, U.S. loyalty members shopped at our stores an average of 6.6 times annually, driving 69.6% of point-of-sale transaction value. During the twelve months ended April 1, 2023, the top three loyalty segments, which represent approximately 49% of active members in the United States, shopped with us more than 12 times per year. The attrition rate was less than 5% among the top two loyalty segments as of April 1, 2023. We have e-mail addresses for 77% of our U.S. and Canadian active loyalty members as of April 1, 2023. In addition, as of April 1, 2023, 27% of our U.S. loyalty members had annual household incomes of over $75,000, and 73% identified as female.

We have e-mail addresses for 77% of our U.S. and Canadian active loyalty members as of April 1, 2023, which we have leveraged as a cost-effective communication channel. In August 2021, we expanded our loyalty member communications in the United States to include text messaging, and we rolled out text messaging to our loyalty members in Canada in August 2022.

Marketing and brand awareness. We have highly recognizable brands in Canada, with 93% aided brand awareness. In the United States, we have an opportunity to continue building brand awareness across our three brands.

We drive traffic, acquire new customers and donors to our NPPs at our Community Donation Centers and promote brand awareness through an efficient, cost-effective mix of customer engagement (word-of-mouth), paid and organic marketing. Our marketing channels and approach include social media, influencer engagement, digital media, email, text messaging, online, and in store promotional materials, which support existing and new market entries. Our website is also an extension of our brand and retail stores, and serves as a marketing and informational tool.

We believe we have an expansive opportunity to further leverage our growing social media presence to drive brand awareness and generate excitement to increase store visits. At the core of our “Thrift Proud” movement, our customers and followers on social media serve as influential peer-to-peer brand ambassadors and are tagging our brand and banners in thousands of photos and videos weekly. We enjoy highly engaged communities on social media who are inspired by thrift hauls, shopping cart photos, do-it-yourself and upcycling, creating “new from used.” As of April 2023, Savers, Value Village, Village des Valeurs and Thrift Proud branded hashtags had more than 306 million organic views on TikTok alone, 143,000 followers on Instagram and 360,000 likes on Facebook.

To further strengthen brand awareness, particularly in the United States, we are partnering with authentic, relatable influencers with highly engaged audiences. Our roster of influencers have enabled us to create a steady stream of on-brand, owned content that we can use and repurpose through other marketing methods, such as paid digital amplification efforts to reach our audiences at scale. Our user and influencer-generated content strategy builds authenticity by celebrating the real, genuine shoppers who have shaped our brand image through social media, online, email, paid digital and in-store signage, among other avenues.

New store openings. We foresee a total addressable market potential of approximately 2,200 stores. We have accelerated new store openings in 2022—we opened two new stores in the United States, seven new stores in Canada and three new stores in Australia. We opened eight net new stores during fiscal year 2022 and target opening approximately 12 new stores in 2023. We target opening approximately 20 or more new stores annually from 2024 through 2026.

We use a sophisticated sales and donations projection model that incorporates key factors, including per capita income, population, internal and external competition and population psychographics to determine a market’s propensity to shop at our stores or donate to our NPPs. We also utilize store footprint analysis and market optimization tools inform our retail site selection process.

Additionally, we employ several real estate strategies to ensure that our sites are both convenient for donors and accessible by shoppers. Through careful analysis, we have determined the optimal strategy is to lease stores within quality donation markets to secure higher donation volumes of better quality that expand gross product margins. In such cases, shoppers are willing to travel further for higher quality retail offerings and more curated assortments.

Wholesale, Reuse and Repurpose

Textiles, shoes and books that are unsold at retail stores are sold to wholesale customers, who reuse and repurpose the items we sell to them across six continents and 29 countries. Textiles not suitable for reuse as secondhand clothing can be repurposed into other textile items (e.g., wiping rags) and post-consumer fibers (e.g., insulation, carpet padding), further reducing waste.

We have long-standing relationships with our wholesale customers and work directly with textile processors that have multiple reuse and repurposing streams. Other categories, such as hard goods, move directly to small businesses and shop owners in markets across the globe for resale in various retail forms.

Logistics and Distribution

The vast majority of our supply is processed as it is generated. We store very little of our collected inventory, and any excess supply that is stored is only done so for short durations on rented trailers onsite at store locations or in a variety of local trailer yards. Our supply is nearly all locally sourced and locally consumed within a few weeks after it is initially collected.

We also operate a number of warehouse locations in various markets which serve as supply and demand buffers when needed and help to modulate supply flow to the stores. Only a very small portion of supply is transferred across markets or regions.

Our Culture and Team

We are guided by our mission and values, and we aspire to always act with purpose to promote inclusion, diversity and respect throughout our team and culture. We are committed to ethical practices in every aspect of our business and have adopted a Savers Code of Conduct that outlines our expectations for internal interactions and helps us maintain compliance with local laws and regulations. Five core values guide how our team members interact with one another, our communities and our customers: (1) make service count; (2) celebrate uniqueness; (3) do the right thing; (4) find a better way; and (5) make an impact. These core values also guide our strategic direction.

We have over 22,000 team members across 317 stores in the United States, Canada, and Australia. Our team members are primarily full-time employees (66% of our workforce) as of April 2023. As of April 1, 2023, approximately 27% of our workforce in the United States and Canada is aged 20 to 30, with 27% aged 51 or older. During the same period, the average tenure of our store team members was 3.6 years, and our field multi-unit leaders, directors and executive population averaged 13 years of tenure. During the twelve months ended April 1, 2023, more than 79% of open salaried management positions in the United States and Canada were filled by internal promotions. As of April 1, 2023, 59% of the management roles in our stores and corporate operations were held by team members identifying as female, and 56% of our U.S. workforce was represented by diverse backgrounds and ethnicities.

We proudly provide a competitive total compensation package to our team members. In addition to competitive base pay and bonus programs, we also provide healthcare (both medical and dental), flexible spending accounts, life and disability insurance, retirement savings and mental health and wellness support programs. We also offer work-life balance programs including parental leave, and vacation, sick and holiday pay.

Additionally, we host our own in-house “university” where we offer a wide array of both mandatory and elective online technical and management training programs. We also provide blended learning opportunities for compliance purposes, and offer growth and development opportunities for our team members.

Our leading “people” metric across the organization is team member engagement. We have been working alongside an external partner for the last five years to operate programs to measure and analyze shopper, donor and team member satisfaction and engagement. These programs embrace the service profit chain concept: starting with a highly engaged team member who provides better service to our customers is critical to customer satisfaction and the overall profitability of our stores. We have had tremendous positive momentum over the past five years in team member engagement, with a focus on respect and inclusion. Our overall team member engagement scores and performance are at the top of our benchmark comparison amongst other retail companies as measured by our external partner. Team member engagement scores are based on various metrics, including overall job satisfaction, whether the team member would recommend us as a place to work, personal commitment, being energized at work and intent to remain employed.

Competition

Retail competition. We compete for customer spend with value retailers, including off-price and other thrift operators. The thrift non-profit sector is largely decentralized, resulting in inconsistent shopping experiences from market to market. The thrift for-profit sector is characterized by smaller regional chains of 10-30 retail locations each. These organizations can maintain more consistent retail experiences from store to store, but typically lack the ability and capital to expand beyond their regional footprints.

Supply competition. The thrift retail industry is made possible by the availability of quality secondhand items. As the secondhand movement continues to thrive and grow, we face increasing competition for secondhand goods from other thrift stores, consignment retailers, on-line thrift retailers and on-line marketplaces.

Our Sponsor

Ares Management Corporation. Ares Management Corporation (NYSE: ARES) is a leading global alternative investment manager offering clients complementary primary and secondary investment solutions across the credit, private equity, real estate and infrastructure asset classes. Ares seeks to provide flexible capital to support businesses and create value for its stakeholders and within its communities. By collaborating across its investment groups, Ares aims to generate consistent and attractive investment returns throughout market cycles. As of December 31, 2022, Ares’ global platform had approximately $352 billion of assets under management, with over 2,500 employees operating across North America, Europe, Asia Pacific and the Middle East.

Trademarks and Other Intellectual Property

We own federally registered trademarks related to our brands, including SAVERS, UNIQUE, UNIQUE THRIFT STORE, 2ND AVE., 2ND AVE VALUE STORES in the United States, VALUE VILLAGE and VILLAGE DES VALEURS in Canada, and SAVERS in Australia. In addition, we own federal trademarks for certain business programs, like FUNDRIVE and ALTEREGO in the United States and Canada and SUPER SAVERS CLUB and GREENDROP in the United States. We also pursue and maintain federal registrations for certain slogans that we use, including THRIFT PROUD in the United States (pending in Canada) and RETHINK REUSE and I GIVE A SH!RT in the United States.

Our trademark registrations have various expiration dates. However, assuming that the trademark registrations are properly renewed, they have a perpetual duration.

We also own several domain names, including www.savers.com, www.valuevillage.com, www.valuevillage.ca, www.villagedesvaleurs.ca, www.savers.com.au, www.2ndavestores.com, and www.gogreendrop.com, and registered and unregistered copyrights in our website content.

Additionally, we own the unregistered copyright in our Donation Manager route and schedule management software that we license for use by and on behalf of our non-profit partners.

We pursue infringement of our trademarks and copyrights when appropriate. We rely on trademark and copyright laws, trade-secret protection and confidentiality, license and other agreements with our NPPs, our vendors, employees and others to protect our intellectual property.

Exclusive rights are held for CPC technology in the United States and Canada until December 2025, and under current purchase plans, exclusive rights will extend until at least May 2028. Exclusive rights to the CPC technology in Australia extend to October 2024 and, under the terms of the agreement, if a purchase agreement is contracted for an Australia CPC before October 2024, will extend until at least 2027. Exclusive rights to the ABP technology in the United States, Canada and Australia currently extends to December 2029. Exclusivity may be extended through November 2031 based upon the current project plan.

Properties

We do not own any real property. As of April 1, 2023, we operated 317 retail stores in the United States, Canada and Australia.

We actively continue to identify sites to open new store locations. As a result, our number of store properties may grow or fluctuate. We maintain a focused and disciplined approach to entering into lease arrangements. All leases are approved by our real estate committee, which is comprised of senior management and executive officers. All of our stores are leased from third parties, and the leases typically have ten-year terms with two or more options to renew for successive five-year periods. All of our leases have pre-defined rent escalation provisions over the initial term, and most of our leases include predefined rents for the extension options. We have created strategic relationships with a broad brokerage network throughout the United States and Canada as we exclusively lease our locations from third parties.

The following table presents certain information about the properties we lease, other than our storefronts, as of April 1, 2023:

Type of Facility	Square Feet	Lease Expiration	Renewal Options
Corporate Office	14,031	September 2028	—
Corporate Office	12,312	November 2025	—
Distribution Center	93,146	February 2027	—
Distribution Center	94,914	March 2030	Two 5-Year Options
Centralized Processing Center	46,348	May 2036	Two 5-Year Options
Centralized Processing Center	57,843	July 2036	Two 5-Year Options
Centralized Processing Center	56,244	October 2031	One 5-Year Option
Centralized Processing Center	50,897	2032	One 5-Year Option
Centralized Processing Center	48,082	2038	Two 5-Year Options
Centralized Processing Center	52,685	2033	Two 5-Year Options

Insurance

We maintain third-party insurance for a number of risk management activities including workers’ compensation, general liability, property, automobile, cargo and warehouse, cybersecurity, directors and officers and fiduciary insurance. We evaluate our insurance programs on an ongoing basis to ensure we maintain adequate levels of coverage.

Government Regulation

We are subject to labor and employment laws, COVID-19-related mandates, laws related to the collection of sales taxes and other tax matters, laws governing advertising and marketing including via text messaging and email and operation of customer loyalty programs, privacy laws, local fire codes, safety regulations, consumer product safety regulations and other laws including consumer protection regulations that regulate retailers and/or govern the promotion and sale of merchandise and the operation of stores and warehouse facilities, certain secondhand dealer ordinances, regulations related to clothing donation bins, environmental and waste regulations and laws, laws related to commercial and professional fundraiser registration and disclosure, regulations regarding telephone and mail solicitations, laws governing international trade and customs, laws governing weights and measures and laws related to transportation and trucking.

We sell certain portions of the secondhand goods that do not sell at our retail locations overseas and source a minimal amount of new goods from overseas markets. The U.S. Foreign Corrupt Practices Act (“FCPA”) and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. The U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”) is responsible for economic sanctions on countries, designated individuals, and entities (businesses, charities, institutions) named on its list of Specially Designated Nationals and Blocked Persons. This list includes roughly 10,000 companies, organizations, and individuals around the world with whom the vast majority of dealings with U.S. persons (including companies and companies outside the United States owned by U.S. persons) are prohibited. Our policies and our vendor compliance agreements mandate compliance with applicable law, including these laws and regulations.

We monitor changes in the laws and regulations affecting the company and believe that we are in material compliance with applicable laws.

Legal Matters

We are subject to various proceedings, lawsuits, disputes and claims arising in the ordinary course of our business. Many of these actions raise complex factual and legal issues and are subject to uncertainties.

Actions filed against us from time to time include commercial, intellectual property, regulatory, consumer protection and employment actions, including class action lawsuits. Actions are in various procedural stages, and some are covered in part by insurance. We cannot predict with assurance the outcome of actions brought against us. Accordingly, adverse developments, settlements or resolutions may occur and negatively impact income in the quarter of such development, settlement or resolution.

If a potential loss arising from these lawsuits, claims and pending actions is probable and reasonably estimable, we record the estimated liability based on circumstances and assumptions existing at the time. Although the outcome of these and other claims cannot be predicted with certainty, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers as of the date of this prospectus:

Name	Age	Position(s)
Non-Employee Directors:
Scott Graves	52	Chairman of our Board of Directors
Aaron Rosen	42	Director
Robyn Collver	58	Director
William T. Allen	66	Director
Duane C. Woods	71	Director
Aina E. Konold	54	Director
Kristy Pipes	64	Director
Executive Officers:
Mark Walsh	61	Chief Executive Officer and Director
Jay Stasz	56	Chief Financial Officer and Treasurer
Jubran Tanious	46	President and Chief Operating Officer
Richard Medway	55	General Counsel, Chief Compliance Officer and Secretary
Mindy Geisser	54	Chief People Services Officer
Charles Hunsinger	55	Chief Information Officer
Scott Estes	46	Senior Vice President of Finance

Non-employee directors

Scott Graves, a director since April 2021, is the Chairman of our board of directors, a position he has held since April 2021. Mr. Graves is a Partner in and Co-Head of the Ares Private Equity Group and is Head of Special Opportunities. He serves on the Ares Executive Management Committee, the Ares Business Advisory Group, and the Ares Private Equity Group’s Corporate Opportunities and Special Opportunities Investment Committees. Prior to joining Ares in this role in January 2017, Mr. Graves spent over 15 years in various capacities as a senior executive and investment professional for Oaktree Capital Management, L.P. From 2013 through December 2016, Mr. Graves served as Oaktree’s Head of Credit Strategies and Portfolio Manager of Multi-Strategy Credit. He was responsible for a substantial portion of Oaktree’s credit platform, managed investment portfolios spanning the breadth of Oaktree’s credit strategies and was active in Oaktree corporate management, serving on the Capital and Risk Management Board, the Senior Leadership Counsel, the Product Governance Board and the Project Steering Committee. From 2001 through 2013, Mr. Graves was an investment professional in Oaktree’s Distressed Opportunities, Value Opportunities and Strategic Credit strategies, where he served as a Co-Portfolio Manager. From 2010 to 2015, Mr. Graves also managed Oaktree’s corporate and strategic development group, leading the firm’s product step-outs into emerging market credit, strategic credit, value equities, infrastructure, the enhanced income strategies, structured credit and senior secured lending. Prior to joining Oaktree, Mr. Graves served as a Principal in William E. Simon & Sons’ private equity group and as an Analyst at Merrill Lynch & Company in the mergers and acquisitions group. Additionally, Mr. Graves worked at Price Waterhouse LLP in the audit business services division. Mr. Graves has served as a director of Infrastructure and Energy Alternatives, Inc. and McLaren Group Limited since August 2021, Vmo Aircraft Leasing GP, LLC since January 2021 and Cincinnati Bell, Inc. since September 2021. Mr. Graves received a B.A. from the University of California, Los Angeles, in History, and an M.B.A. from the Wharton School at the University of Pennsylvania, where he currently serves on the Wharton School Graduate Executive Board. He is a Certified Public Accountant (inactive).

Aaron Rosen, a director since April 2019, is a Partner and Co-Portfolio Manager of Special Opportunities in the Ares Private Equity Group, where he focuses on investing in the public and private markets. Mr. Rosen serves as a member of the Ares Private Equity Group’s Special Opportunities Investment Committee. Prior to joining Ares in December 2017, Mr. Rosen had been a Partner and Director of Research at Archview Investment Group LP where he was employed since February 2009. Prior to Archview, Mr. Rosen was a Vice President at Citigroup Inc., where he was a founding member of its Global Special Situations Group focused on U.S. opportunistic credit and equity investment strategies. Mr. Rosen was previously a member of Citigroup’s Asset-Based Finance group, where he focused on structuring senior secured debt financing for non-investment grade corporate borrowers. Mr. Rosen also currently serves on the Boards of Directors of the parent entities of Integrated Power Services and Hornbeck Offshore Services. Previously, Mr. Rosen has also served as a director of the Jewish Community Relations Council of New York from 2012 to June 2018. Mr. Rosen holds a B.S., summa cum laude, from New York University’s Stern School of Business in Finance and Information Systems, where he received the Valedictorian Award.

Robyn Collver, a director since May 2019, has extensive management and leadership experience. She is the Board Chair of MMBC Recycling Inc. (Recycle BC) and of Multi-Material Stewardship Western Inc., where she also sits on the Governance Committee after Chairing the Governance Committees of both organizations. Ms. Collver served as Senior Vice President, ESG and Environmental Strategy Adviser at Canadian Tire Corporation, Limited (CTC), a family of businesses that includes a Retail segment, a Financial Services division and CT REIT until September 2022; prior thereto she was SVP, Regulatory and Chief Sustainability Officer at CTC until January 2022 and before that, SVP, Risk and Regulatory Affairs, having been appointed to that position in March 2015 after serving as Secretary and General Counsel since January 2009. She joined CTC in 2002; prior thereto she was a partner in the corporate and securities group at Cassels, Brock & Blackwell LLP, a Toronto, Canada law firm. Ms. Collver was Chair of the Board of Stewardship Ontario from 2019 to 2021, Chair of its Governance Committee from 2018 to 2019 and a director of the organization from 2016 to 2021. She was a director of the Alzheimer Society of Toronto from 2015 to 2020 and Chair of its Governance Committee from 2016 to 2020. She was a director of Automotive Materials Stewardship from 2016 to 2017. Ms. Collver holds a Bachelor of Business Administration from Acadia University and a Bachelor of Laws from the University of Toronto.

William T. Allen, a director since May 2019, has an extensive 30-year background managing businesses and providing leadership to manufacturing operations requiring operational turnarounds, notably as CEO. Amongst industries Mr. Allen has worked in have included nuclear power, oil/petrochemical, automotive, industrial equipment, steel fabrication and plastic injection molding. Mr. Allen served as a director of Schultze Special Purpose Acquisition Corp. from December 2018 until its business combination with Clever Leaves Holdings Inc. in December 2020. Mr. Allen was, until December 2017, CEO of Werner Co., Inc., a leading manufacturer of industrial climbing products, from August 2007, and President and Chairman of the Board from March 2009, until its sale to Triton Funds in July 2017. Mr. Allen currently serves as a member of the board of directors of AQuity Solutions (formerly Mmodal Inc.), a leading provider of clinical documentation technology solutions to the healthcare market, and Schultze Special Purpose Acquisition Corp. II. From December 2017 until July 2018, Mr. Allen also served as a board member of Rockport, a leading provider of men’s and women’s footwear, which filed a voluntary petition for reorganization under Chapter 11 in the U.S. Bankruptcy Court for the District of Delaware and is in the process of being sold through Section 363 of the Bankruptcy Code. He has also held board positions at USI, Arclin, Inc., Constar, Ames Taping Tools, Oriental Trading Company, Hines Nurseries, Inc., Running Aces Harness Park, Wright Line LLC (former CEO), APW Company (former CEO), Chart Industries, Inc. (former CEO) and Millennium Rail, many of which were on behalf of leading alternative investment firms including Ares Management, Black Diamond Capital Management, Oaktree Capital and Crescent Capital Group. In 2012, Mr. Allen received the Pittsburgh Business Times’ Diamond Award as CEO of the Year in the ‘Large for Profit’ category.

Duane C. Woods, a director since May 2019, also served as Chief Executive Officer of us or a predecessor from 2017 to October 2019, when he led the company through a strategic business transformation and complex refinance. He previously served as Vice Chairman of the Board and CEO of Foundation Bank, a privately held state chartered bank in Bellevue, Washington, from October 2015 to September 2016. Since 2015, Mr. Woods has served as a director of RoadRunner Recycling, Inc., an innovative provider of commercial recycling and waste services, and previously served as a director of Pacific Continental Corporation, a publicly traded bank headquartered in Eugene, Oregon, from November 2016 to November 2017. Mr. Woods has more than 30 years of experience in various executive management and leadership roles and over 18 years of experience as a successful lawyer and general counsel. Mr. Woods has proven experience in leading large and small dynamic organizations to achieve consistent profitable growth, operational excellence, productivity, customer service, capital management and innovation.

Aina E. Konold, a director since June 2021, is the Chief Financial Officer of Nautilus, Inc., a developer and manufacturer of fitness equipment brands including Bowflex®, Schwinn®, JRNY® and Nautilus®, where she leads the Finance, Strategy, Business Development, and IT functions. Ms. Konold has over 25 years of global retail, strategy, financial management, and operational experience, with a strong track record of driving growth and optimizing and scaling operating models. Prior to joining Nautilus, Inc. in December 2019, Ms. Konold held several executive level positions during her 20-year career with The Gap, Inc., across financial planning and analysis, controllership, shared services, real estate strategy, and investor relations. From March 2011 until May 2018, she was the founding CFO for Gap Inc. in China, where she led the business through its hyper growth phase and established a scalable business model in a constantly evolving marketplace, particularly in the areas of digital and e-commerce. Ms. Konold holds a B.A. from Stanford University and began her career at PricewaterhouseCoopers.

Kristy Pipes, a director since July 2021, served until April 2019 as Managing Director and Chief Financial Officer of Deloitte Consulting, a management consultancy firm with operations in the United States, India, Germany, and Mexico, where she managed the finance function. Ms. Pipes held various leadership positions, including serving on the firm’s Management Committee and Consulting Operations Committee. Prior to joining Deloitte in 1999, Ms. Pipes was Vice President and Manager, Finance Division, at Transamerica Life Companies and Senior Vice President and Chief of Staff for the President and Chief Executive Officer (among other senior management positions) at First Interstate Bank of California. Ms. Pipes has also served as a director of AECOM since September 2022, ExlService Holdings, Inc. since January 2021, and on the board of trustees of Public Storage since October 2020.

Executive officers

Mark Walsh is currently serving as our Chief Executive Officer, a role he has held since October 2019. He also serves as a director on the board of directors, a position he has held since December 2020. After beginning his career at Deloitte Consulting and Pepsico, Mr. Walsh amassed nearly two decades of successful leadership for a wide range of top brands in apparel retailing including J. Crew, Juicy Couture, Prana, Ellen Tracy and Laundry. Prior to joining us, Mr. Walsh served as CEO of Bob’s Stores and Eastern Mountain Sports from 2008 to 2013, prior to returning to the role again from 2015 to May 2017, when the company was renamed Vestis Retail Group. During this period, Mr. Walsh optimized brand and organizational value and retained approximately 400 jobs throughout all stores, as well as managed a Section 363 sale to Versa Capital and subsequent sale to UK-based Sports Direct through a debtor in possession process. Due to these actions, both the Bob’s Stores and Eastern Mountain Sports brands are currently operating today under the Sports Direct corporate umbrella. Mr. Walsh also served as operating Chairman of Polartec from 2012 to 2014. From May 2017 to October 2019, Mr. Walsh pursued personal interests and was an independent consultant focused on special situations and interim turnaround CEO services. Mr. Walsh holds a B.A. from Brown University and an M.B.A. from The Wharton School at the University of Pennsylvania. Mr. Walsh currently serves as a director of Savers Australia Pty Ltd.

Jay Stasz is currently serving as our Chief Financial Officer and Treasurer, a role he has held since July 2022. Mr. Stasz has almost 25 years of finance leadership experience. Prior to assuming the CFO role, Mr. Stasz was Chief Financial Officer of Ollie’s Bargain Outlet (Ollie’s) since January 2018. He also served as Senior Vice President of Finance and Chief Accounting Officer at Ollie’s since November 2015. Before his role at Ollie’s, Mr. Stasz spent 17 years at Gart Sports, which merged with Sports Authority in 2003, where he held a variety of leadership positions including Senior Vice President of Finance & Accounting. He began his career as an accountant in the audit department at Deloitte. Mr. Stasz holds a Bachelor of Science in Accounting from the University of Southern California.

Jubran Tanious is currently serving as our President and Chief Operating Officer and joined us in 2011. In his role he oversees all of Store, Supply, and Real Estate Operations. Mr. Tanious has nearly two decades of leadership and general management experience across a variety of operating companies. Prior to assuming the role of COO in November 2019, he served as our Vice President of Supply from January 2017 to October 2019 and was instrumental in transforming the Company’s supply strategy and organization. Prior to that he served as Director of Supply and Regional Director of stores. Prior to Savers, Mr. Tanious served as Director of Business Risk Management for UnitedHealth Group and as Product Marketer for the 3M Company. Early in his career he worked in an Operations Management and Engineering role for the Valspar Corporation. Mr. Tanious holds a Bachelor of Science in Chemical Engineering from the Pennsylvania State University and a Masters of Business Administration from Harvard Business School. Mr. Tanious currently serves as a director of Savers Australia Pty Ltd.

Richard Medway is currently serving as our General Counsel and Chief Compliance Officer and joined us in 2015. In November 2019, he was appointed corporate Secretary. Mr. Medway ensures our compliance with laws and regulations in each of the communities in which we operate, and assists in risk management and government relations as we grow our business and build our partnerships. Additionally, he oversees an in-house legal and risk team which oversees workplace safety, insurance and loss prevention issues. Previously, Mr. Medway served as Vice President, Deputy General Counsel for Nintendo of America and was a partner at Powell Goldstein LLP. Mr. Medway received his Bachelor of Arts from the University of Wisconsin, Madison and holds a Juris Doctor from the Catholic University of America.

Mindy Geisser has served as our Chief People Services Officer since October 2015. Ms. Geisser oversees our benefits, compensation, HR systems, recruitment, training, team member relations, and employee engagement and retention efforts. She also champions our ongoing priority around diversity and inclusion and ensuring a respectful workplace. Ms. Geisser has over three decades of HR generalist and leadership experience for companies including Colliers International, where she was the Chief Human Resources Officer, as well as Slalom Consulting, Amazon.com Inc, and Philips Medical Systems, among others. She received her Bachelor of Arts degree from the University of Wisconsin, Madison, and her Master of Arts in Industrial Relations from the University of Minnesota.

Charles Hunsinger has served as our Chief Information Officer since October 2022. Mr. Hunsinger is a senior technology executive with over 30 years of IT experience in consulting and corporate environments. He has deep industry expertise in retail, e-commerce, direct marketing/catalog, B2B, and wholesale business models. Mr. Hunsinger has held several CIO roles for leading retail and direct marketing organizations. Prior to joining Savers, he was the CIO for the previous six years for Oriental Trading Company, a company held by Berkshire Hathaway. Prior to that, he held

CIO roles for Harry and David, Musicians Friend/Guitar Center, and Corporate Express/Staples, and also served as the VP of Customer Technologies for L.L.Bean. Charles started his career in the consulting industry with Accenture, one of the preeminent global business process and technology consulting firms. He holds a BS in Electrical Engineering from the University of Oklahoma.

Scott Estes has served as our Senior Vice President of Finance since July 2022 and joined us in 2015. Prior to this role, Mr. Estes served as our Chief Financial Officer and Treasurer since February 2021. Mr. Estes held the roles of Senior Vice President of Finance from October 2020 to February 2021, Vice President of Finance from November 2018 to October 2020, Director of Finance, FP&A and Treasury from July 2016 to November 2018 and Director of Finance, Australia and Canada, Retail from July 2015 to July 2016. Mr. Estes has over 20 years of finance experience, including leadership positions at Microsoft Corporation and PACCAR Inc., making him uniquely qualified to guide our day-to-day financial operations while establishing strategic long-range plans. Mr. Estes has been instrumental in managing our capital structure and developing a robust customer analytics function. Mr. Estes received his B.A. and M.B.A. from the University of Washington.

Composition and Risk Management Practices

Board Composition

After the completion of this offering, the authorized number of directors comprising our board of directors will be not less than three but not more than eleven, with the actual number to be fixed from time to time by resolution of our board of directors, subject to the terms of our certificate of incorporation and bylaws that will be in effect upon the completion of this offering and the Stockholders Agreement. Our certificate of incorporation, which will be in effect upon the completion of this offering, provides for a board of directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our board of directors will be divided among the three classes as follows:

•	Our class I directors will be Aaron Rosen and Scott Graves, and their term will expire at the annual meeting of stockholders to be held in 2024.

•	Our class II directors will be William Allen, Robyn Collver and Mark Walsh, and their term will expire at the annual meeting of stockholders to be held in 2025.

•	Our class III directors will be Duane Woods, Aina Konold and Kristy Pipes, and their term will expire at the annual meeting of stockholders to be held in 2026.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Pursuant to the Stockholders Agreement, the Ares Funds will be entitled to designate individuals to be included in the slate of nominees for election to our board of directors as follows:

•	for so long as the Ares Funds own 40% or more of the outstanding shares of our common stock, the greater of up to seven directors and the number of directors comprising a majority of our board; and

•	except as provided below, for so long as the Ares Funds own less than 40% of the outstanding shares of our common stock and 5% or more of the outstanding shares of our common stock, that number of directors (rounded up to the nearest whole number that is the same percentage of the total number of directors comprising our board as the collective percentage of common stock owned by the Ares Funds.

Controlled company exemption

Upon the completion of this offering, we will be deemed to be a “controlled company” under the NYSE rules, and we will qualify for the “controlled company” exemption to the board of directors and committee composition requirements under the NYSE rules. Pursuant to this exception, we will be exempt from the requirements that (1) our board of directors be comprised of a majority of independent directors, (2) we have a nominating, governance and sustainability committee composed entirely of independent directors and (3) our compensation committee be comprised solely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three directors, one of whom must be independent upon the listing of our common stock on the NYSE, a majority of whom must be independent within 90 days of the date of this prospectus and each of whom must be independent within one year from the date of this prospectus. We may utilize these exemptions as long as we remain a controlled company. As a result, we may not have a majority of independent directors and our nominating, governance and sustainability committee and compensation committee may not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

If at any time we cease to be a “controlled company” under the NYSE rules, the board of directors will take all action necessary to comply with such rules within the applicable transition periods, including appointing a majority of independent directors to the board and establishing certain committees composed entirely of independent directors.

Board leadership

Our board of directors has no policy with respect to the separation of the offices of Chief Executive Officer and Chairman of the Board. It is our board of directors’ view that rather than having a rigid policy, our board of directors should determine, as and when appropriate upon consideration of all relevant factors and circumstances, whether the two offices should be separate.

Currently, our leadership structure separates the offices of Chief Executive Officer and Chairman of the Board, with Mr. Walsh serving as our Chief Executive Officer and Mr. Graves serving as non-executive Chairman of the Board. We believe this is appropriate as it provides Mr. Walsh with the ability to focus on our day-to-day operations while Mr. Graves focuses on the oversight of our board of directors.

Board’s role in risk management

Management is responsible for the day-to-day management of the risks facing our company, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. Our board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated therewith. Effective upon the consummation of this offering, our compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Effective upon consummation of this offering, our audit committee will oversee management of financial and cybersecurity risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by the Ares Funds.

Director independence

Pursuant to the corporate governance standards of the NYSE, a director employed by us cannot be deemed an “independent director,” and each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. The fact that a director may own our capital stock is not, by itself, considered a material relationship. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has affirmatively determined that each of Aaron Rosen, Scott Graves, Robyn Collver, William Allen, Duane C. Woods, Aina Konold and Kristy Pipes are independent in accordance with the NYSE rules.

Board Committees

Upon the completion of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating, governance and sustainability committee, each of which has the composition and responsibilities described below. From time to time, our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

Upon the completion of this offering, the audit committee will consist of three directors: Aina Konold, Aaron Rosen and Robyn Collver, with Aina Konold serving as chair of the committee. Our board of directors has determined that Robyn Collver and Aina Konold each satisfy the independence requirements for audit committee members under the listing standards of the NYSE and Rule 10A-3 of the Exchange Act. Aina Konold has been determined to be an audit committee “financial expert” as defined under SEC rules. All members of the audit committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles and are financially literate.

The purpose of the audit committee is to assist our board of directors in overseeing (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, including global data privacy and security laws applicable to the data we receive, (3) our independent auditors’ qualifications and independence, (4) the performance of the independent auditors and our internal audit function and (5) our capabilities, policies and controls, and methods for identifying, assessing and mitigating information and cybersecurity risks. The audit committee also prepares the audit committee report as required by the SEC for inclusion in our annual proxy statement.

Our board of directors has adopted a written charter for the audit committee which satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter will be posted on our website upon the completion of this offering.

Compensation Committee

Upon the completion of this offering, the compensation committee will consist of four directors: William Allen, Scott Graves, Aaron Rosen, and Duane C. Woods, with Scott Graves serving as chair of the committee. We may avail ourselves of the “controlled company” exemption under the NYSE rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and stock-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors has adopted a written charter for the compensation committee which satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter will be posted on our website upon the completion of this offering.

Nominating, Governance and Sustainability Committee

Upon the completion of this offering, the nominating, governance and sustainability committee will consist of four directors: Robyn Collver, Kristy Pipes, Aaron Rosen and Duane C. Woods, with Robyn Collver serving as chair of the committee. We may avail ourselves of the “controlled company” exemption under the NYSE rules which exempts us from the requirement that we have a nominating, governance and sustainability committee composed entirely of independent directors.

The purpose of the nominating, governance and sustainability committee is to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, subject to our certificate of incorporation, bylaws and the Stockholders Agreement, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board of directors members qualified to fill vacancies on the board of directors or any board of directors committee and recommending that the board of directors appoint the identified member or members to the board of directors or the applicable committee, subject to our certificate of incorporation, bylaws and the Stockholders Agreement, (4) reviewing and recommending to the board of directors corporate governance principles applicable to us, (5) overseeing the evaluation of the board of directors and management, (6) oversee our strategy on corporate social responsibility and sustainability and (7) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

Our board of directors has adopted a written charter for the nominating, governance and sustainability committee which satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter will be posted on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of the compensation committee is, nor has ever been, an officer or employee of our company.

Code of Ethics

Prior to the consummation of this offering, we intend to adopt a code of business conduct and ethics that applies to all our employees, officers, and directors, including those officers responsible for financial reporting. Upon the closing of this offering our code of business conduct and ethics will be available our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website or in public filings.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides compensation information for our principal executive officer and our two other most highly compensated executive officers for the fiscal year ended December 31, 2022, which we refer to as “fiscal 2022”. We refer to these executive officers as the named executive officers.

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Non-Qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Mark Walsh Chief Executive Officer	2022	921,807	2,170,000	—	1,149,480	—	100	4,241,387
	2021	897,403	—	—	1,800,000	—	5,223	2,702,626
Jay Stasz Chief Financial Officer and Treasurer	2022	203,077	—	3,018,856	204,243	—	100	3,426,276
Charles Hunsinger Chief Information Officer	2022	53,846	50,000	1,605,396	63,189	—	100	1,772,531

(1)	Both Mr. Stasz and Mr. Hunsinger commenced employment with us during fiscal 2022.
(2)

The amounts in this column for 2022 reflect, for Mr. Walsh, a discretionary bonus paid in connection with the December 2022 Dividend in recognition of business performance and, for Mr. Hunsinger, a sign-on bonus.

(3)

The amounts in this column reflect the aggregate grant date fair value of stock options granted during the fiscal year, computed in accordance with Accounting Standards Codification 718 issued by the Financial Accounting Standards Board, or FASB ASC 718. For a description of the assumptions used to determine the grant date fair value of our stock options, see Note 13 to our consolidated financial statements included elsewhere in this prospectus.

(4)	The amounts in this column reflect bonus payments under our annual bonus for performance in the applicable year. Our annual bonus plan is described below.
(5)	No above-market or preferential interest rate options are available under our deferred compensation plan, which is described below.
(6)	The amounts shown in this column for fiscal 2022 include a charitable contribution benefit of $100 for each named executive officer.

Narrative disclosure to summary compensation table

Employment arrangements. As further described under “Additional Narrative Disclosure” below, we have entered into an employment agreement with each of our named executive officers.

Cash bonus. A portion of each named executive officer’s total target compensation opportunity is in the form of an annual incentive bonus under our Store Support Center (“SSC”) Bonus Plan. Each executive has a target bonus (as a percentage of base salary at year-end) under the SSC Bonus Plan. The target amounts are 100% of base salary for Mr. Walsh and 75% of base salary for each other named executive officer with a maximum payout of 200% of target. The bonus amounts for fiscal 2022 performance for the named executive officers were 124% of target (pro-rated for newly hired executives) due to exceeding the target level of financial goals.

Health and welfare benefits. The named executive officers are eligible to participate in our health and welfare benefit plans, including medical benefits and life insurance, on the same basis as other salaried employees.

401(k) retirement plan. We maintain a tax-qualified defined contribution plan, or a 401(k) plan, in which all employees may make contributions from eligible compensation, subject to Internal Revenue Code limits. We make matching contributions, subject to Internal Revenue Code limits. The named executive officers are eligible to participate in the 401(k) plan on the same terms as other participating U.S. employees.

Deferred compensation plan. We provide a non-qualified deferred compensation plan to the named executive officers and other employees. Participants may elect to defer all or a portion of their eligible salary and bonus until a specified date. Executive officers who defer salary or bonus under this plan are credited with market-based returns depending upon the investment choices made by the executive. The investment options under the plan, which are similar to those provided under our qualified 401(k) plan, include a number of mutual funds with varying risk and return profiles.

Outstanding Equity Awards at Fiscal Year-end

The following table shows all outstanding equity awards held by each of the named executive officers at the end of fiscal 2022, which consisted entirely of stock options. The number of shares subject to the equity awards reflect the Reverse Stock Split

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date
Mark Walsh	10/7/2019	545,462	363,641	1,363,655	1.40	10/7/2029
	12/9/2020	344,157	516,235	1,290,589	3.15	12/9/2030
Jay Stasz	8/18/2022	—	428,104	—	14.72	8/18/2032
	12/16/2022	—	30,579	—	15.42	12/16/2032
Charles Hunsinger	12/16/2022	—	232,817	—	15.42	12/16/2032

(1)

The amounts in this column represent unvested time-vesting stock options. These stock options vest in equal installments on each of the first, second, third, fourth and fifth anniversaries of the grant date (or, for Mr. Stasz’s August 2022 grant, anniversaries of July 19, 2022; or for Mr. Hunsinger’s grant, anniversaries of November 18, 2022), subject to continued employment through the applicable vesting date.

(2)

The amounts in this column represent unvested and unearned performance-vesting stock options. These stock options are eligible to become vested upon the achievement of the performance conditions described under “Additional Narrative Disclosure” below.

Additional Narrative Disclosure

Employment agreements

We have entered into an employment agreement with each of our named executive officers pursuant to which each executive agrees to work for us. Mr. Walsh’s amended and restated employment agreement dated March 8, 2023, which superseded his prior agreement, provides for an initial term through December 31, 2025, with automatic 12-month renewals thereafter, unless the term ends earlier due to termination of executive’s employment by either party at any time. Mr. Walsh’s agreement provides for an initial base salary of $964,080 (which may be increased from time to time), a target annual bonus of 100% of base salary and other benefits provided to similarly situated employees. Employment agreements with each of our other named executive officers provide for a term until the executive’s employment is terminated by either party at any time and for continued payments during employment of base salary, annual cash bonus eligibility (with a target bonus of 75% of salary) and other benefits provided to similarly situated employees. Mr. Stasz’s employment agreement provides for a one-time sign-on bonus on March 1, 2023 if he remains employed at such time, subject to repayment if he departs prior to March 1, 2024, other than upon involuntary termination without cause or as a result of death or disability. Mr. Hunsinger’s employment agreement provides for a sign-on bonus, 50% of which is paid shortly after commencement of employment as reported in the Summary Compensation Table above and the remaining 50% of which is paid after six months of employment, in each case subject to repayment if he voluntarily resigns prior to the first anniversary of his start date.

Pursuant to each named executive officer’s employment agreement, upon the executive’s involuntary termination without cause or resignation for good reason (as defined below), and subject to signing a release and complying with the restrictive covenants, the executive will be entitled to receive the following:

•	12 months of continued base salary (plus, for Mr. Walsh, his annual target bonus),

•	a pro-rated portion of the annual bonus based on actual level of achievement,

•	12 months of payment of healthcare premiums under COBRA, and

•

for Mr. Walsh, performance-based options that were granted prior to January 1, 2022 will remain available for performance-based vesting until the earlier of December 31, 2024 and two years following termination of employment, and

•	outplacement services in an amount up to $10,000 (or $15,000 for Mr. Walsh).

For purposes of each employment agreement, “good reason” generally includes one of the following occurring without the executive’s consent: (i) material diminution of authority, duties or responsibilities; (ii) a change of principal employment location by more than 50 miles (or 35 miles for Mr. Walsh); (iii) material diminution in base salary (or target bonus for Mr. Walsh); or (iv) material breach by the company of the employment agreement. In addition, each of the employment agreements (other than Walsh’s) provides for a Section 280G “better-of provision” such that payments or benefits that each individual receives in connection with a change in control will be reduced to the extent necessary to avoid the imposition of any excise tax under Sections 280G and 4999 of the Code if a reduction would result in greater after-tax payment amount for the individual. There are no tax gross-up provisions related to Section 280G or 4999 of the Code in the employment agreements or other agreements.

Restrictive Covenants. Each named executive officer’s employment agreement subjects the executive to a non-competition covenant for up to 18 months (or 12 months for Mr. Walsh) following termination of employment. Each named executive officer is also subject to confidentiality and proprietary information covenants, non-disparagement covenants and post-termination non-solicit covenants.

Equity compensation

We have granted equity compensation to the named executive officers prior to this offering in the form of stock options under our 2019 Management Incentive Plan, as amended. In general, options granted to our named executive officers prior to fiscal 2022 consisted of 40% time-vesting options and

60% performance-vesting options as described below. The options granted to our named executive officers during fiscal 2022 consisted solely of time-vesting options.

•	The time-vesting portion of the stock options generally vest in equal annual installments over five years, subject to continued employment through each vesting date.

•

The performance-vesting portion of the stock options become vested to the extent our private equity investors receive a specified multiple of invested capital (“MOIC”) before the tenth anniversary of the option grant date, subject to the executive’s continued employment through the applicable measurement date. In addition, additional performance measures are applicable, including as a result of or following this offering, as described below. Shares underlying performance-vesting options that become vested may be subject to transfer restrictions for up to one year following this offering.

•

MOIC vesting. MOIC is a ratio comparing cash proceeds (including cumulative cash dividends and sale proceeds through the measurement date) to aggregate investment. Absent other events (such as this offering), the percentage of the performance-vesting portion that would become vested based on MOIC is as follows: one-third if MOIC equals or exceeds 2.00; an additional one-third if MOIC equals or exceeds 3.00; and the final one-third if MOIC equals or exceeds 3.75. The option agreements also include provisions applicable prior to this offering for partial vesting upon sales by our private equity investors that exceed specified hurdles.

•

IPO vesting. Up to 25% of the performance-vesting portion of the stock options may be eligible to become vested upon closing of this offering to the extent the 2.00 MOIC level has not previously been reached.

•

VWAP vesting. Following this offering, the performance-vesting options will be eligible to vest based on our stock price performance, as measured using a 90-day volume weighted average price (or “VWAP”) on an annual basis over a three-year period.

The stock option agreements for stock options granted prior to this offering provide that, if a holder’s employment is terminated without cause, or due to death or disability, then a pro-rated portion of the time-vesting stock option will become vested. In the event of a change in control (which, for the avoidance of doubt, would not include our initial public offering), the time-vesting stock options will become fully vested, and the performance-vesting options will become vested to the extent the MOIC returns described above are met in connection with the change in control.

Proposed New Equity Grants

In connection with this offering, we expect to restricted stock units under the Omnibus Incentive Plan (a description of which is provided below) in an aggregate amount of 625,748 shares (assuming an initial public offering price at the midpoint of the estimated price range set forth on the cover page of this prospectus) to certain directors, employees and other service providers, including some of our named executive officers (excluding our CEO).

Omnibus Incentive Compensation Plan

Our board of directors expects to adopt, and we expect our stockholders to approve, our Omnibus Incentive Compensation Plan (the “Omnibus Incentive Plan”) to become effective in connection with the consummation of this offering. Following the adoption of the Omnibus Incentive Plan, we do not expect to issue additional awards under the 2019 Management Incentive Plan, as amended (the “Prior Plan”). This summary is qualified in its entirety by reference to the Omnibus Incentive Plan that is ultimately adopted by our board of directors.

Administration. We expect that the board of directors will authorize the compensation committee of our board of directors to administer the Omnibus Incentive Plan. The compensation committee, or its delegate, will have the authority to determine the type, size terms and conditions of any awards and the terms of the underlying agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan. The compensation committee will have full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may vest and be exercised.

Eligibility. Any of our or our affiliates’ current or prospective employees, directors, officers, consultants or advisors who are selected by the compensation committee will be eligible for awards under the Omnibus Incentive Plan. The compensation committee will have the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan.

Number of Shares Authorized. Pursuant to the Omnibus Incentive Plan, the aggregate number of shares of common stock that may be issued or transferred under the Omnibus Incentive Plan shall be equal to the sum of the following: (i) 14,962,045 shares of common stock, plus (ii) shares of common stock underlying any award under the Prior Plan that expires, terminates, or is canceled for any reason without having been exercised in full. There will be a maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the Omnibus Incentive Plan during any one calendar year, taken together with any cash fees earned by such non-employee director for services rendered as a member of the Board during the calendar year, provided that a majority of the independent non-employee directors may provide for an exception to this limitation in the case of a non-executive chair of the Board. If any award granted under the Omnibus Incentive Plan expires, terminates, or is canceled or forfeited without being settled, vested or exercised, shares of our common stock subject to such award will again be made available for future grants. If shares of common stock otherwise issuable under the Omnibus Incentive Plan are surrendered in payment of the exercise price of an option, then the number of shares of common stock available for issuance under the Omnibus Incentive Plan shall be reduced only by the net number of shares actually issued by us upon such exercise and not by the gross number of shares as to which such option is exercised. Upon the exercise of any SAR under the Omnibus Incentive Plan, the number of shares of common stock available for issuance under the Omnibus Incentive Plan shall be reduced by only by the net number of shares actually issued by the Company upon such exercise. If shares of common stock otherwise issuable under the Omnibus Incentive Plan are withheld by us in satisfaction of the withholding taxes incurred in connection with the issuance, vesting or exercise of any grant or the issuance of common stock thereunder, then the number of shares of common stock available for issuance under the Omnibus Incentive Plan shall be reduced by the net number of shares issued, vested or exercised under such grant, calculated in each instance after payment of such share withholding. To the extent any grants are paid in cash, and not in shares of common stock, any shares previously subject to such grants shall again be available for issuance or transfer under the Omnibus Incentive Plan.

Change in Capitalization. If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization or applicable law or circumstances, such that the compensation committee determines that an adjustment to the terms of the Omnibus Incentive Plan (or awards thereunder) is necessary or appropriate, then the compensation committee shall make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the Omnibus Incentive Plan, the number of shares covered by awards then outstanding under the Omnibus Incentive Plan, the limitations on awards under the Omnibus Incentive Plan, the exercise price of outstanding options, or any applicable performance measures (including, without limitation, performance conditions and performance periods), or such other equitable substitution or adjustments as the compensation committee may determine appropriate.

Awards Available for Grant. The compensation committee may grant awards of non-qualified stock options, incentive stock options, stock appreciation rights (“SARs”), stock awards (including restricted stock), stock units (including restricted stock units), other stock-based awards, other cash-based awards, dividend equivalents or any combination of the foregoing. Awards may be granted under the Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by us or with which we combine, which are referred to herein as “Substitute Awards.” All awards granted under the Omnibus Incentive Plan will vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the compensation committee.

Stock Options. The compensation committee will be authorized to grant options to purchase shares of our common stock that are either “incentive stock options,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Omnibus Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an incentive stock option. Options granted under the Omnibus Incentive Plan will be subject to the terms and conditions established by the compensation committee. Under the terms of the Omnibus Incentive Plan, the exercise price of the options will not be less than the fair market value (or 110% of the fair market value in the case of an incentive stock option granted to a 10% stockholder) of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the Omnibus Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the compensation committee and specified in the applicable award agreement. The maximum term of an option granted under the Omnibus Incentive Plan will be ten years from the date of grant (or five years in the case of an incentive stock option granted to a 10% stockholder), provided that if the term of a non-qualified option would expire at a time when trading in the shares of our common stock is prohibited by our insider trading policy, the option’s term shall be extended automatically until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code) unless otherwise determined by the compensation committee. Payment in respect of the exercise of an option may be made (i) in cash, (ii) unless otherwise determined by the compensation committee, by delivery of shares of our common stock valued at the fair market value at the time the option is exercised, (iii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism, (iv) if permitted by the compensation committee, by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price or (v) by such other method as the compensation committee may permit in its sole discretion.

Stock Awards. The compensation committee will be authorized to grant stock awards under the Omnibus Incentive Plan, which will be subject to the terms and conditions established by the compensation committee. Stock awards are common stock that is generally non-transferable and is subject to such restrictions determined by the compensation committee for a specified period. The compensation committee may, but shall not be required to, establish conditions under which restrictions on stock awards shall lapse over a period of time or according to such other criteria as the compensation committee deems appropriate, including, without limitation, restrictions based upon the achievement of specific performance goals. Unless the compensation committee determines otherwise, during any restriction period, the participant shall have the right to vote shares of stock awards and to receive any dividends or other distributions paid on such shares. Dividends with respect to stock awards that vest based on performance shall vest if and to the extent that the underlying stock award vests, as determined by the compensation committee.

Stock Unit Awards. The compensation committee will be authorized to grant stock unit awards, which will be subject to the terms and conditions established by the compensation committee. Each stock unit shall represent the right of the participant to receive a share of common stock or an amount of cash based on the value of a share of common stock, if and when specified conditions are met. The compensation committee may grant stock units that vest and are payable if specified performance goals or other conditions are met, or under other circumstances. Stock units may be paid at the end of a specified performance period or other period, or payment may be deferred to a date authorized by the compensation committee. The compensation committee may accelerate vesting or payment, as to any or all stock units at any time for any reason, provided such acceleration complies with section 409A of the Code. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our common stock, either in cash or, at the sole discretion of the compensation committee, in shares of our common stock having a fair market value equal to the amount of such dividends (or a combination of cash and shares), which accumulated dividend equivalents shall be payable at the same time that the underlying restricted stock units are settled.

Stock Appreciation Rights. The compensation committee will be authorized to award SARs under the Omnibus Incentive Plan. SARs will be subject to the terms and conditions established by the compensation committee. A SAR is a contractual right that allows a participant to receive, in the form of either cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Omnibus Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the compensation committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our common stock underlying each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant and the maximum term of a SAR granted under the Omnibus Incentive Plan will be ten years from the date of grant.

Other Stock-Based Awards. The compensation committee may grant other stock-based awards, which are awards (other than those described above) that are based on or measured by common stock, on such terms and conditions as the compensation committee shall determine. Other stock-based awards may be awarded subject to the achievement of performance goals or other criteria or other conditions and may be payable in cash, common stock or any combination of the foregoing, as the compensation committee shall determine and as set forth in the applicable award agreement.

Cash Awards. The compensation committee may grant cash awards to participants. The compensation committee shall determine the terms and conditions applicable to cash awards, including the criteria for the vesting and payment of cash awards. Cash awards shall be based on such measures as the compensation committee deems appropriate and need not relate to the value of shares of common stock.

Effect of a Change in Control. Unless otherwise provided in an award agreement, or any applicable employment, consulting, change of control, severance or other agreement between us and a participant, in the event of a change in control (as defined in the Omnibus Incentive Plan), if the acquirer or successor company in a change in control has agreed to provide for the substitution, assumption, exchange or other continuation of awards granted pursuant to the Omnibus Incentive Plan, then, unless a participant’s award agreement provides otherwise, if a participant’s employment or service is terminated by us other than for cause (and other than due to death or disability) within the 24-month period following a change of control, all outstanding options and SARs, stock awards, stock unit awards, other stock based awards or cash awards held by such participant will become immediately vested and exercisable as of such participant’s date of termination with respect to all of the shares subject to such award; provided that with respect to any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions in whole or in part, vesting shall be determined under the applicable award agreement. In the event of a change of control, if any outstanding awards are not assumed by, or replaced with grants that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation), the compensation committee may (but is not obligated to) make adjustments to the terms and conditions of outstanding awards, including, without limitation, taking any of the following actions (or combination thereof) with respect to any or all outstanding awards, without the consent of any participant: (i) the compensation committee may determine that outstanding stock options and SARs shall automatically accelerate and become fully exercisable and the restrictions and conditions on outstanding stock awards, stock units, other stock-based awards, cash awards, and dividend equivalents shall immediately lapse; (ii) the compensation committee may determine that participants shall receive a payment in settlement of outstanding stock units, other stock-based awards, cash awards, or dividend equivalents, in such amount and form as may be determined by the compensation committee; (iii) the compensation committee may require that participants surrender their outstanding stock options and SARs in exchange for a payment by the Company, in cash or stock as determined by the compensation committee, in an amount equal to the amount, if any, by which the then fair market value of the shares of common stock subject to the participant’s unexercised stock options and SARs exceeds the stock option exercise price or SAR base amount, and (iv) after giving participants an opportunity to exercise all of their outstanding stock options and SARs, the compensation committee may terminate any or all unexercised stock options and SARs at such time as the compensation committee deems appropriate. Such surrender, termination or payment shall take place as of the date of the change of control or such other date as the compensation committee may specify. Without limiting the foregoing, if the per share fair market value of the common stock does not exceed the per share stock option exercise price or SAR base amount, as applicable, the Company shall not be required to make any payment to the participant upon surrender of the stock option or SAR.

Nontransferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution or, with respect to certain awards, pursuant to a domestic relations order. Notwithstanding the foregoing, the compensation committee may provide that a participant may transfer non-qualified stock options to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with the applicable securities laws, according to such terms as the compensation committee may determine, provided that the participant receives no consideration for the transfer of an option and the transferred option shall continue to be subject to the same terms and conditions as were applicable to the option immediately before the transfer.

Amendment. The Omnibus Incentive Plan will have a term of ten years, unless the Omnibus Incentive Plan is terminated earlier by the board of directors or is extended by the board of directors with the approval of the stockholders. The board of directors may amend, suspend or terminate the Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, exchange rules, or other applicable regulatory requirement. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, distribution (whether in the form of cash, stock, other securities or property), stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of stock or other securities, or similar transactions), the Company may not, without obtaining stockholder approval, (i) amend the terms of outstanding stock options or SARs to reduce the exercise price of such outstanding stock options or base amount of such SARs, (ii) cancel outstanding stock options or SARs in exchange for stock options or SARs with an exercise price or base amount, as applicable, that is less than the exercise price or base amount of the original stock options or SARs or (iii) cancel outstanding stock options or SARs with an exercise price or base amount, as applicable, above the current stock price in exchange for cash or other securities.

Clawback/Forfeiture. Awards may be subject to clawback or forfeiture to the extent required by a clawback or recoupment policy adopted by us or by the provisions of the Omnibus Incentive Plan or an award agreement.

DIRECTOR COMPENSATION

Director Compensation Table

During fiscal 2022, the following members of our board of directors received compensation from the company for their service:

Name(1)	Fees Earned or Paid in Cash ($)(2)	Option Awards ($)(4)	All Other Compensation ($)(3)	Total ($)
William Allen	75,000	—	49,300	124,300
Robyn Collver	75,000	—	49,300	124,300
Aina E. Konold	75,000	261,394	—	336,394
Kristy Pipes	100,000	261,394	—	361,394
Duane Woods	75,000	—	49,300	124,300

1)

Mr. Walsh did not receive any additional compensation for his service on the board of directors apart from his compensation as CEO as set forth above in the Summary Compensation Table and so is not included in this table. Our directors who are employed by Ares or its affiliates did not receive compensation from us for their service on the board of directors and so are not included in this table.

(2)

The amounts in this column represent a $75,000 annual cash retainer, plus, for Ms. Pipes, an additional $25,000 for service as chair of the audit committee. Although Ms. Collver’s cash compensation was paid in Canadian dollars, the payment due was determined based on the amount of U.S. dollars set forth in this table, and then paid in Canadian dollars using the exchange rate in effect at the time of payment.

(3)	The amounts set forth in this column reflect a discretionary bonus paid in connection with the December 2022 Dividend in recognition of business performance.
(4)

The amounts in this column reflect the aggregate grant date fair value of these options granted during the fiscal year, computed in accordance with FASB ASC 718. During fiscal 2022 (taking into account the Reverse Stock Split), each of Ms. Konold and Ms. Pipes received options to purchase 46,378 shares on February 18, 2022, vesting in four equal annual installments with the first vesting date on July 22, 2022 through July 22, 2025 (with a grant date fair value of $238,550), and options to purchase 3,313 shares on December 16, 2022, vesting in equal annual installments on the first five anniversaries of the grant date (with a grant date fair value of $22,844), subject to continued service. For a description of the assumptions used to determine the grant date fair value of our stock options, see Note 13 to our consolidated financial statements included elsewhere in this prospectus. As of the last day of fiscal 2022, the following directors held the following number of outstanding stock options (taking into account the Reverse Stock Split): Mr. Allen, 100,515 options; Ms. Collver, 100,515 options; Ms. Konold 49,691 options; Ms. Pipes, 49,691 options; Mr. Woods, 100,515 options.

Post-Offering Director Compensation Program

Following this offering, we anticipate that our non-employee directors will be eligible to receive cash and equity and will be reimbursed for out-of-pocket expenses in connection with their services, and that initially the annual cash retainer fee will be $80,000, with additional retainer fees for the chairs of the audit, compensation and nominating, governance and sustainability committees equal to $25,000, $15,000 and $12,000, respectively. In connection with this offering, and assuming an initial public offering price at the midpoint of the estimated price range set forth on the cover page of this prospectus, it is anticipated that each non-employee director (excluding directors employed by Ares or its affiliates) will receive a grant of 8,125 restricted stock units under the Omnibus Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders agreement

In connection with this offering, we intend to enter into a stockholders agreement (the “Stockholders Agreement”) with the Ares Funds. Pursuant to the Stockholders Agreement, the Ares Funds will be entitled to designate individuals to be included in the slate of nominees for election to our board of directors as follows:

•	for so long as the Ares Funds own 40% or more of the outstanding shares of our common stock, the greater of up to seven directors and the number of directors comprising a majority of our board; and

•

except as provided below, for so long as the Ares Funds own less than 40% of the outstanding shares of our common stock and 5% or more of the outstanding shares of our common stock, that number of directors (rounded up to the nearest whole number) that is the same percentage of the total number of directors comprising our board as the collective percentage of common stock owned by the Ares Funds.

Notwithstanding the foregoing, if the Ares Funds at any time cease to own more than 5% of the outstanding shares of our common stock, the Ares Funds will not have the right to designate any directors. The Stockholders Agreement will also provide for the nomination to our board of directors, subject to his or her election by our stockholders at the annual meeting, of our chief executive officer. Each of the Ares Funds will agree, for so long as the Ares Funds hold more than 5% of the outstanding shares of our common stock, to vote all of the shares of common stock held by it in favor of the foregoing nominees.

The Stockholders Agreement will also provide that, for so long as the Ares Funds own at least 30% of the outstanding shares of our common stock, the following actions will require the prior written consent of the Ares Funds, subject to certain exceptions:

•

merging or consolidating with or into any other entity, or transferring all or substantially all of our assets, taken as a whole, to another entity, or undertaking any transaction that would constitute a “Change of Control” as defined in our debt agreements;

•	acquiring or disposing of assets, in a single transaction or a series of related transactions, or entering into joint ventures, in each case with a value in excess of $50.0 million;

•	incurring indebtedness in a single transaction or a series of related transactions in an aggregate principal amount in excess of $100.0 million;

•	issuing our or our subsidiaries’ equity other than pursuant to an equity compensation plan approved by our stockholders or a majority of the directors designated by the Ares Funds;

•	appointing and removing our chief executive officer;

•

entering into any transactions, agreements, arrangements or payments with any other person who owns greater than or equal to 10% of our common stock then outstanding that are material or involve aggregate payments or receipts in excess of $500,000;

•	amending, modifying or waiving any provision of our organizational documents in a manner that adversely affects the Ares Funds;

•	commencing any liquidation, dissolution or voluntary bankruptcy, administration, recapitalization or reorganization;

•	increasing or decreasing the size of our board of directors; and

•	entering into of any agreement to do any of the foregoing.

The Stockholders Agreement will also grant the Ares Funds certain information rights.

Registration rights agreement

In connection with this offering, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”), with the Ares Funds. Subject to certain conditions, the Registration Rights Agreement will provide the Ares Funds with unlimited shelf registration rights, subject to certain conditions and exceptions. We will also be required to cooperate in a customary manner in connection with dispositions of common stock under the registration statements filed under the Registration Rights Agreement. The Registration Rights Agreement will also provide the Ares Funds with customary “piggyback” registration rights. The Registration Rights Agreement will also provide that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

This summary does not purport to be complete and is subject to and qualified in its entirety by the Registration Rights Agreement, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Corporate Conversion

Prior to January 7, 2022, we operated as a Delaware limited liability company under the name S-Evergreen Holding LLC. On January 7, 2022, we converted into a Delaware corporation and changed our name to Savers Value Village, Inc. In the Corporate Conversion, all of our outstanding equity interests were converted into shares of common stock.

The purpose of the Corporate Conversion was to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing investors and new investors purchasing in this offering will own our common stock rather than equity interests in a limited liability company.

Indemnification of officers and directors

Following completion of this offering, our certificate of incorporation and bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered, or will enter, into indemnification agreements with each of our directors and executive officers. See “Description of Capital Stock—Limitations of Liability, Indemnification and Advancement” below for more details.

Purchases of products in the ordinary course of business

Certain of our related persons may, either directly or through their respective affiliates, enter into commercial transactions with us from time to time in the ordinary course of business, primarily for the purchase of merchandise. We believe that none of the transactions with such persons is significant enough to be considered material to such persons or to us.

Related party transaction policy

We have adopted formal written procedures for the review, approval or ratification of transactions with related persons, or the Related Party Transaction Policy. The Related Party Transaction Policy provides that the audit committee of our board of directors is charged with reviewing for approval or ratification all transactions with “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) that are brought to the audit committee’s attention. This policy was adopted on May 30, 2023 and will take effect upon the effectiveness of our certificate of incorporation in connection with this offering, and as a result, certain of the transactions entered into prior to that date were not reviewed under the policy.

We also maintain certain compensation agreements and other arrangements with certain of our executive officers, which are described under “Executive Compensation” elsewhere in this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock (i) as of and (ii) immediately following this offering, as adjusted to reflect the sale of shares of common stock by us, in each case, by the following individuals or groups:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each selling stockholder; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The percentage ownership information shown in the table prior to this offering is based upon shares of common stock outstanding as of April 1, 2023, after giving effect to the Corporate Conversion. The percentage ownership information shown in the table after this offering is based upon 160,452,634 shares of common stock outstanding as of April 1, 2023, after giving effect to the Reverse Stock Split and the sale of shares of common stock by us in this offering and assuming no exercise of the underwriters’ option to purchase additional shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before May 31, 2023, which is 60 days after April 1, 2023. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Savers Value Village, Inc., 11400 S.E. 6th Street, Suite 125, Bellevue, WA 98004.

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned Following this Offering
Name of Beneficial Owner	Shares	%	% of Total Voting Power	Shares	%	% of Total Voting Power
Directors:
Scott Graves	-	-	-	-	-	-
Aaron Rosen	-	-	-	-	-	-
Robyn Collver(1)	29,311	*	*	44,388	*	*
William Allen(1)	29,311	*	*	44,388	*	*
Duane Woods(1)	22,697	*	*	37,774	*	*
Aina Konold(1)	11,594	*	*	11,594	*	*
Kristy Pipes(1)	11,594	*	*	11,594	*	*
Named Executive Officers:
Mark Walsh(1)	889,619	*	*	1,553,180	*	*
Jay Stasz	-	-	-	-	-	-
Charles Hunsinger	-	-	-	-	-	-
Directors and executive officers as a group (14 persons)	1,963,996	1.2%	1.2%	3,623,507	2.3%	2.3%
5% or Greater Stockholders(1):
Funds, investment vehicles or accounts managed or advised by the Private Equity Group of Ares Management Corporation(2)	141,544,603	88.2%	88.2%	141,544,603	88.2%	88.2%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of shares that may be acquired on exercise of stock options.

(2)

Includes 138,905,607 shares held by Ares Corporate Opportunities Fund V, L.P. (“ACOF V”), ASSF IV AIV B Holdings III, L.P. (“ASSF IV AIV Holdings”), ASSF IV AIV B, L.P. (“ASSF IV AIV”) and ASOF Holdings I, L.P. (“ASOF Holdings I”). Ares Partners Holdco LLC (“Ares Partners”) is the sole member of each of Ares Voting LLC and Ares Management GP LLC, which are respectively the holders of the Class B and Class C common stock of Ares Management Corporation (“Ares Management”), which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco LLC, which is the general partner of Ares Management Holdings L.P., which is the sole member of Ares Management LLC, which is: (i) the sole member of ACOF Investment Management LLC, which is the manager of ACOF V; (ii) the general partner of ASSF Operating Manager IV, L.P., which is the manager of each of ASSF IV AIV Holdings and ASSF IV AIV; and (iii) the sole member of ASOF Investment Management LLC, which is the manager of ASOF Holdings I. We refer to all of the foregoing entities collectively as the Ares Entities. Accordingly, each of the Ares Entities may be deemed to share beneficial ownership of the securities reported herein, but each disclaims any such beneficial ownership of securities not held of record by them. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over Board Members’ decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners. Also includes 2,638,996 shares held by an account managed by ASSF Operating Manager IV, L.P. with respect to which the Ares Entities may be deemed to have shared voting or dispositive power with the owner of such account. The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of our capital stock, certain provisions of our certificate of incorporation and bylaws, as each will be in effect upon the completion of this offering, and certain provisions of Delaware law. Please note that these summaries are not intended to be exhaustive. For further information, you should also refer to the full versions of our certificate of incorporation and the bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering, our authorized capital stock will consist of 800,000,000 shares of common stock, par value $0.000001 per share and 100,000,000 shares of preferred stock, par value $0.000001 per share.

As of April 1, 2023, after accounting for the Reverse Stock Split and the repurchase of 32,624 shares of common stock after April 1, 2023, there were 141,702,634 shares of our common stock outstanding, held of record by stockholders. No shares of our preferred stock are designated, issued or outstanding.

Common Stock

Voting rights

Each share of our common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. There is no cumulative voting, which means that a holder or group of holders of a majority of the shares of our common stock can elect all of our directors. For a description of the Stockholders Agreement, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Dividend rights

The holders of our common stock are entitled to receive dividends when and as declared by our board of directors from legally available sources, subject to the prior rights of the holders of our preferred stock, if any. See “Dividend Policy.”

Preemptive or similar rights

Our common stock is not entitled to preemptive rights. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that our board of directors may designate and issue in the future.

Liquidation rights

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of claims of creditors.

Preferred Stock

Our board of directors is authorized to issue up to 100,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof, in each case without further action by our stockholders. Subject to the terms of any series of preferred stock so designated, our board of directors is also authorized to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock in the foreseeable future.

Anti-Takeover Provisions

Below are brief summaries of various anti-takeover provisions contained primarily in our organizational documents. We believe the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Anti-takeover statute

Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

However, our certificate of incorporation, which will become effective on the consummation of this offering, will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. These restrictions will not apply to any business combination involving Ares or any affiliate of Ares, including the Ares Funds, or their respective direct and indirect transferees, on the one hand, and us, on the other.

Additionally, we would be able to enter into a business combination with an interested stockholder if:

•

before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our certificate of incorporation, an “interested stockholder” generally does not include Ares or any affiliate of Ares, including the Ares Funds, or their respective direct and indirect transferees.

This provision of our certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Anti-takeover effects of certain provisions of our certificate of incorporation and bylaws to be in effect upon the completion of this offering

Undesignated preferred stock

As discussed above, subject to the terms of the Stockholders Agreement, our board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management.

Action by written consent; special meetings of stockholders

Our certificate of incorporation will provide that, from and after the Trigger Date, our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, following the Trigger Date, a holder controlling a majority of our common stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. In addition, our certificate of incorporation will provide that, from and after the Trigger Date, special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer or our board of directors. Following the Trigger Date, stockholders may not call a special meeting of stockholders, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our common stock to take any action, including the removal of directors.

Advance notice procedures

Our bylaws will establish advance notice procedures with respect to stockholder proposals and stockholder nomination of candidates for election as directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Board classification

Our certificate of incorporation, which will be in effect upon the completion of this offering, provides for a board of directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors without cause following the Trigger Date could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Removal of directors; vacancies

From and after the Trigger Date, directors may only be removed for cause by the affirmative vote of at least two-thirds of the voting power of our outstanding common stock. Prior to the Trigger Date, directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding common stock. Except in the case of a vacancy arising with respect to a director designated by the Ares Funds where they continue to have a right of designation pursuant to the Stockholders Agreement, our board of directors has the sole power to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

No cumulative voting

Because our stockholders will not have cumulative voting rights, stockholders holding a majority of the voting power of the common stock outstanding will be able to elect all of our directors. The absence of cumulative voting makes it more difficult for a minority stockholder to nominate and elect a director to our board of directors in order to influence our board of directors’ decision regarding a takeover or otherwise.

Amendment of Charter and Bylaw Provisions

Subject to the terms of the Stockholders Agreement, following the Trigger Date, the amendment of certain of the provisions of our certificate of incorporation described in this prospectus will require approval by holders of at least two-thirds of the voting power of our outstanding common stock. Subject to the terms of the Stockholders Agreement, our certificate of incorporation will provide that our board of directors may from time to time adopt, amend, alter or repeal our bylaws without stockholder approval. Subject to the terms of the Stockholders Agreement, the stockholders may adopt, amend, alter or repeal our bylaws by the affirmative vote of a majority of the voting power of our outstanding common stock (other than certain specified bylaws which, following the Trigger Date, will require the affirmative vote of two-thirds of our outstanding common stock).

In addition, following the completion of this offering, the Stockholders Agreement will provide that, for so long as the Ares Funds own at least 30% of the outstanding shares of our common stock, certain significant corporate actions will require the prior written consent of the Ares Funds, subject to certain exceptions. If the Ares Funds own less than 5% of the outstanding shares of our common stock, such action will not be subject to the approval of the Ares Funds and the shares of common stock owned by the Ares Funds will be excluded in calculating the 30% threshold. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

The combination of these provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for another party to effect a change in management.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids.

These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management.

Corporate Opportunity

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply against the Ares Funds, any of our non-employee directors or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses. See “Risk Factors—The continuing control after this offering of our company, including the right to designate individuals to be included in the slate of nominees for election to our board of directors, by the Ares Funds, whose interests may conflict with our interests and those of other stockholders. As such, the Ares Funds may be able to influence or control our affairs and policies following the completion of this offering.”

Choice of Forum

Our amended and restated certificate of incorporation to be in effect upon the closing of this offering will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of us, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, creditors, or other constituents, (iii) action asserting a claim arising out of or relating to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or our amended and restated by-laws (as either may be amended and/or restated from time to time), or (iv) action asserting a claim against us or any of our directors or officers that is governed by the internal affairs doctrine; provided, that, if the Court of Chancery of the State of Delaware does not have jurisdiction, such action may be brought in another state court sitting in the State of Delaware, or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware, unless we consent in writing to the selection of an alternative forum. Additionally, our amended and restated certificate of incorporation will state that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or such other federal securities law. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. See “Risk Factors—Risks relating to this offering and ownership of our common stock—Our certificate of incorporation, which will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for a wide range of disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Limitations of Liability, Indemnification and Advancement

Upon the completion of this offering, our certificate of incorporation and bylaws will provide that we will indemnify and advance expenses to our directors and officers, and may indemnify and advance expenses to our employees and other agents, to the fullest extent permitted by Delaware law, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation will not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our certificate of incorporation and bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification and advancement of expenses required in our certificate of incorporation and bylaws, we intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will provide for the indemnification of, and the advancement of expenses to, such persons for all reasonable expenses and liabilities, including attorneys’ fees, judgments, fines and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification or advancement by any director or officer.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 48 Wall Street, 22nd Floor, New York, New York 10005, Attention: Legal Department.

Listing

We have applied to have our common stock approved for listing on the NYSE under the symbol “SVV.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our capital stock. Future sales of substantial amounts of common stock in the public market, the availability of shares for future sale or the perception that such sales may occur, could adversely affect the market price of our common stock and/or impair our ability to raise equity capital.

Upon the completion of this offering,160,452,634 shares of our common stock will be outstanding.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as defined in Rule 144 under the Securities Act, or Rule 144. The outstanding shares of our common stock held by existing stockholders are “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rule 144 or Rule 701 under the Securities Act, or Rule 701.

As a result of lock-up agreements described below and the provisions of Rules 144 and 701,141,702,634 shares of our common stock will be eligible for sale upon expiration of lock-up agreements described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rules 144 and 701.

We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of stock options and warrants, vesting of RSUs and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of ours who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.

Non-affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale would be subject to the restrictions described above. Sales of restricted or unrestricted shares of our common stock by affiliates are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately following the completion of this offering (or shares if the underwriters exercise their option to purchase additional shares in full); or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the holding period, notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701, subject to the expiration of the lock-up agreements described below.

Lock-up Agreements

In connection with this offering, we and our officers, directors and holders of substantially all of our common stock and securities convertible into or exercisable for our common stock, including the Ares Funds and the selling stockholders, have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC on behalf of the underwriters, offer, sell or transfer any of our shares of common stock or securities convertible into or exchangeable for our common stock.

The agreements do not contain any pre-established conditions to the waiver by J.P. Morgan Securities LLC and Jefferies LLC on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our stockholders agreement and agreements governing our equity awards, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Following the completion of this offering, under the Registration Rights Agreement, subject to certain conditions, the Ares Funds will have unlimited “demand” registrations and unlimited demand shelf registration rights, subject to certain conditions and exceptions, as soon as we become eligible to register shares on Form S-3. We will also be required to cooperate in a customary manner in connection with dispositions of common stock under the registration statements filed under the Registration Rights Agreement. The Ares Funds will also have customary “piggy-back” registration rights. The Registration Rights Agreement will also provide that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act. Following completion of this offering, the shares covered by such registration rights would represent approximately 88.2% of our outstanding common stock (or approximately 86.7% of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full). These shares also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. For a description of the rights that the Ares Funds and certain members of management will have to require us to register shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined herein) with respect to the ownership and disposition of our common stock issued pursuant to this offering. The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion only addresses beneficial owners of our common stock that hold such common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law, including, for example, financial institutions; dealers in securities; traders in securities that elect mark-to-market treatment; insurance companies; tax-exempt entities; Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services; Non-U.S. Holders liable for the alternative minimum tax; controlled foreign corporations; passive foreign investment companies; former citizens or former long-term residents of the United States; Non-U.S. Holders that hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction; Non-U.S. Holders that are required to report income no later than when such income is reported in an “applicable financial statement”; and Non-U.S. Holders that are foreign governments and other entities that are eligible for the benefits of Section 892 of the Code. In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders are urged to consult with their tax advisors regarding the possible application of these taxes.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that, for

U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our common stock are urged to consult their tax advisors.

Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local and applicable foreign tax laws of the acquisition, ownership and disposition of our common stock.

Distributions

Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty (if you qualify for the benefits of such tax treaty), on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) certifying your entitlement to benefits under the treaty. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty but do not provide the documentation described in the preceding sentence, you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. You are urged to consult your tax advisor regarding your possible entitlement to benefits under an applicable income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below;

•

you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•

we are or have been a “United States real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income discussed below.

In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, your gain on a sale, exchange or other taxable disposition of our common stock will not be subject to tax as U.S. trade or business income if your holdings (direct and indirect) at all times during the applicable period described in the third bullet point above constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, your dividend income with respect to our common stock and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if (A)(i) such income or gain is effectively connected with your conduct of a trade or business within the United States and (ii) if you are eligible for the benefits of an income tax treaty with the United States and such treaty so requires, such income or gain is attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) with respect to gain, we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of our common stock and your holding period for our common stock (subject to the 5% ownership exception set forth above in the second paragraph of “—Sale, Exchange or Other Taxable Disposition of Common Stock”). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, such income is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a U.S. person). If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN, Form W-8BEN-E or W-8ECI (or, in each case, a successor form) or otherwise establish an exemption and the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge to the contrary. You are urged to consult your tax advisor regarding the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to Section 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements or otherwise qualify for an exemption will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and, subject to the following two sentences, also include the entire gross proceeds from the sale of any equity instruments of U.S. issuers (such as our common stock). The U.S. Department of the Treasury has released proposed regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax applicable to the gross proceeds from a sale or disposition of equity instruments. In its preamble to the proposed regulations, the U.S. Department of the Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

To avoid withholding imposed under FATCA, you may be required to provide us (or our withholding agents) with applicable tax forms or other information. You are urged to consult with your tax advisor regarding the effect, if any, of the FATCA provisions to you based on your particular circumstances.

UNDERWRITING (CONFLICTS OF INTEREST)

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Jefferies LLC, Goldman Sachs & Co. LLC and UBS Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters (the “Representatives”). We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares of common stock
J.P. Morgan Securities LLC
Jefferies LLC
Goldman Sachs & Co. LLC
UBS Securities LLC
Robert W. Baird & Co. Incorporated
CIBC World Markets Corp.
Guggenheim Securities, LLC
Piper Sandler & Co.
B. Riley Securities, Inc.
KKR Capital Markets LLC
Academy Securities, Inc.
AmeriVet Securities, Inc.
Samuel A. Ramirez & Company, Inc.
Blaylock Van, LLC
Siebert Williams Shank & Co., LLC
Total

The underwriters are committed to purchase all the common stock offered by us and the selling stockholders if they purchase any shares of common stock. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. The offering of the shares by the underwriters is subject to receipt and acceptance subject to the underwriters’ right to reject any order in whole or in part. After the initial offering of the shares of common stock to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares of common stock made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 2,812,500 additional shares of common stock from the selling stockholders to cover sales of common stock by the underwriters which exceed the number of shares of common stock specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares of common stock. If any shares of common stock are purchased with this option to purchase additional common stock, the underwriters will purchase common stock in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares of common stock on the same terms as those on which the shares of common stock are being offered.

HOOPP and Norges have, severally and not jointly, indicated an interest in purchasing up to an aggregate by both HOOPP and Norges of $130.0 million in shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, HOOPP and/or Norges may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to HOOPP and/or Norges. The underwriters will receive the same discount on any of our shares of common stock purchased by HOOPP and/or Norges as they will from any other shares of common stock sold to the public in this offering.

The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us and the selling stockholders per share. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Savers Value Village, Inc.		Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $19.2 million. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $50,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any such other securities (whether any such transaction described in (i) or (ii) above is to be settled by the delivery of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to 10% of the outstanding shares of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, our common stock, immediately following the closing of this offering, in acquisitions or other strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; (iv) the facilitation of the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of shares of our common stock during the 180-day period; (v) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction; or (vi) the submission to the SEC of a draft registration statement under the Securities Act on a confidential basis pursuant to the rules of the SEC, provided that, with respect to this clause (vi), (a) no public filing with the SEC or any other public announcement may be made during the restricted period in relation to such registration, (b) J.P. Morgan Securities LLC and Jefferies LLC must have received prior written notice from the Company of such submission with the SEC during the restricted period at least seven business days prior to such submission, and (iii) no securities of the Company may be sold, distributed or exchanged prior to the expiration of the restricted period.

The selling stockholders, our directors and executive officers, and substantially all of our stockholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of the shares of common stock or any such securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise. The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, charitable contributions or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund account, portion of a fund or account, or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds, accounts or portions of funds or accounts managed by such partnership) or (B) as part of a distribution to partners, members, shareholders or other equity holders of the lock-up party; (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, provided that any such shares of common stock received upon such exercise, vesting or settlement shall be subject to the restriction in the immediately preceding paragraph, and provided further that any such restricted stock units, options, warrants or rights are held by the undersigned pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph, or (xii) with the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (d) the establishment by lock-up parties of trading plans pursuant to Rule 10b5-1 under the Exchange Act, provided that (1) such plans do not provide for the transfer of lock-up securities during the restricted period and (2) to the extent a public announcement, report or filing under the Exchange Act, if any, is required or voluntarily made by or on behalf of a lock-up party or the Company regarding the establishment of such plan, such announcement, report or filing shall include a statement to the effect that no transfer, sale or other disposition of common stock of the Company may be made under such plan during the restricted period; (e) make any demand or requests for, exercise any right with respect to, or take any action in preparation of the registration by the Company under the Securities Act of the lock-up party’s common stock or other securities, provided that (i) no public filing with the SEC or any other public announcement may be made during the restricted period in relation to such registration, (ii) J.P. Morgan Securities LLC and Jefferies LLC must have received prior written notice from the Company and/or the undersigned of a confidential submission of a registration statement with the SEC during the restricted period at least seven business days prior to such submission, and (iii) no common stock or other securities of the Company may be sold, distributed or exchanged prior to the expiration of the restricted period; and (f) sell the securities to be sold by the lock-up parties pursuant to the terms of the underwriting agreement.

J.P. Morgan Securities LLC and Jefferies LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We, and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We have applied to have our common stock approved for listing/quotation on the NYSE under the symbol “SVV.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of common stock, in whole or in part, or by purchasing shares of common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of common stock through the option to purchase additional shares of common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of common stock in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares of common stock as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters nor the selling stockholders can assure investors that an active trading market will develop for our common shares of common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. An affiliate of Jefferies LLC acts as a joint lead arranger and a joint physical bookrunner under the Term Loan Facility and Credit Facility and acts as a lender under the Term Loan Facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Conflicts of Interest

Because affiliates of KKR Capital Markets LLC hold our debt through the Term Loan Facility and Notes and will receive 5% or more of the net proceeds of this offering, KKR Capital Markets LLC is deemed to have a “conflict of interest” under FINRA Rule 5121. As a result, this offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. KKR Capital Markets LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Summary” and “Use of Proceeds.”

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the Shares may be offered to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

•	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”).

provided that no such offer of the Shares shall require the company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial

Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

Notice to Prospective Investors in the United Arab Emirates

The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contract (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common stock pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the shares of common stock are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Savers Value Village, Inc., formerly known as S-Evergreen Holding LLC, as of December 31, 2022 and January 1, 2022 and for the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part thereof. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available on the website of the SEC referred to above.

We also maintain a website at www.savers.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SAVERS VALUE VILLAGE, INC. (formerly known as S-EVERGREEN HOLDING LLC)

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2022 and January 1, 2022	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021	F-4
Consolidated Statements of Stockholders’ Equity for the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021	F-5
Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Savers Value Village, Inc. (formerly known as S-Evergreen Holding LLC):

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Savers Value Village, Inc. (formerly known as S-Evergreen Holding LLC) and subsidiaries (the Company) as of December 31, 2022 and January 1, 2022, the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and January 1, 2022, and the results of its operations and its cash flows for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 and Note 9 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 2, 2022 due to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), including adoption of all subsequent ASUs related to Topic 842.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2003.

Boise, Idaho

March 30, 2023, except for the fourth paragraph of Note 17, as to which the date is June 20, 2023

SAVERS VALUE VILLAGE, INC. (formerly known as S-EVERGREEN HOLDING LLC)

Consolidated Balance Sheets

(All amounts in thousands, except per share amounts)

	December 31, 2022	January 1, 2022
Current assets:
Cash and cash equivalents	$112,132	$97,915
Trade and other receivables, net of allowance for doubtful accounts of $316 and $244	14,092	6,612
Inventories	21,822	24,352
Prepaid expenses and other current assets	35,647	28,847
Derivative asset – current	8,625	—

Total current assets	192,318	157,726
Property and equipment, net	190,518	133,859
Right-of-use lease assets	437,843	—
Goodwill	681,447	703,778
Intangible assets, net	170,651	208,812
Derivative asset - non-current	31,077	14,980
Other assets	3,961	3,538

Total assets	$1,707,815	$1,222,693

Current liabilities:
Accounts payable and accrued liabilities	$80,668	$72,963
Accrued payroll and related taxes	62,046	76,016
Lease liabilities – current	79,838	—
Derivative liability – current	80	3,761
Current portion of long-term debt and short-term borrowings	50,250	8,424

Total current liabilities	272,882	161,164
Insurance reserves	8,649	7,303
Deferred rent	—	11,393
Deferred compensation	—	2,530
Lease intangible liability, net	—	4,819
Long-term debt, net	783,347	790,693
Derivative liability – non-current	—	1,463
Lease liabilities – non-current	349,194	—
Deferred tax liabilities, net	63,141	49,516
Other liabilities	3,267	8,380

Total liabilities	1,480,480	1,037,261

Commitments and contingencies (see Note 16)

Stockholders’ equity:
Common A Units, 0 and 141,545 units authorized, issued and outstanding	—	223,379
Common B Units, 0 and 18,182 units authorized; no units issued and outstanding	—	1,297
Common stock, 0.000001 par value, 713,506 and 0 shares authorized; 141,590 and 0 shares issued and outstanding	—	—
Additional paid-in capital	226,327	—
Accumulated deficit	(38,443)	(53,708)
Accumulated other comprehensive income	39,451	14,464

Total stockholders’ equity	227,335	185,432

Total liabilities and stockholders’ equity	$1,707,815	$1,222,693

The accompanying notes are an integral part of these consolidated financial statements.

SAVERS VALUE VILLAGE, INC. (formerly known as S-EVERGREEN HOLDING LLC)

Consolidated Statements of Operations and Comprehensive Income (Loss)

(All amounts in thousands, except per share amounts)

	Fiscal Year
	2022	2021	2020
Net sales	$1,437,229	$1,204,124	$834,010
Operating expenses:
Cost of merchandise sold, exclusive of depreciation and amortization	599,926	474,462	353,455
Salaries, wages and benefits	273,587	239,806	184,392
Selling, general and administrative	301,737	260,235	229,886
Depreciation and amortization	55,753	47,385	59,432

Total operating expenses	1,231,003	1,021,888	827,165

Operating income	206,226	182,236	6,845
Other (expense) income:
Interest expense, net	(64,744)	(53,565)	(69,678)
(Loss) gain on foreign currency, net	(20,737)	1,583	2,924
Other income (expense), net	4,576	(4,848)	486
Loss on extinguishment of debt	(1,023)	(47,541)	—

Other expense, net	(81,928)	(104,371)	(66,268)

Income (loss) before income tax expense (benefit)	124,298	77,865	(59,423)
Income tax expense (benefit)	39,578	(5,529)	4,060

Net income (loss)	84,720	83,394	(63,483)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	6,514	(161)	2,577
Cash flow hedges	18,473	2,542	—

Other comprehensive income	24,987	2,381	2,577

Comprehensive income (loss)	$109,707	$85,775	$(60,906)

Net income (loss) per share, basic	$0.60	$0.59	$(0.47)
Net income (loss) per share, diluted	$0.58	$0.57	$(0.47)
Basic weighted average shares outstanding	141,561	141,545	134,680
Diluted weighted average shares outstanding	146,049	145,391	134,680

The accompanying notes are an integral part of these consolidated financial statements.

SAVERS VALUE VILLAGE, INC. (formerly known as S-EVERGREEN HOLDING LLC)

Consolidated Statements of Stockholders’ Equity

(All amounts in thousands, except per share amounts)

	Common A units		Common B units		Common stock		Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Total
	Units	Amount	Units	Amount	Shares	Amount
Balance at December 28, 2019	127,274	$178,379	—	$211	—	$—	$—	$1,381	$9,506	$189,477
Stock-based compensation expense	—	—	—	354	—	—	—	—	—	354
Share issuance	14,271	45,000	—	—	—	—	—	—	—	45,000
Comprehensive income (loss)	—	—	—	—	—	—	—	(63,483)	2,577	(60,906)

Balance at January 2, 2021	141,545	223,379	—	565	—	—	—	(62,102)	12,083	173,925

Stock-based compensation expense	—	—	—	732	—	—	—	—	—	732
Dividends declared, $0.38 per share	—	—	—	—	—	—	—	(75,000)	—	(75,000)
Comprehensive income	—	—	—	—	—	—	—	83,394	2,381	85,775

Balance at January 1, 2022	141,545	223,379	—	1,297	—	—	—	(53,708)	14,464	185,432

Corporate Conversion of common units to common stock	(141,545)	(223,379)	—	(1,297)	141,545	—	224,676	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	1,943	—	—	1,943
Shares issued, net	—	—	—	—	45	—	(292)	—	—	(292)
Dividends declared, $0.35 per share	—	—	—	—	—	—	—	(69,455)	—	(69,455)
Comprehensive income	—	—	—	—	—	—	—	84,720	24,987	109,707

Balance at December 31, 2022	—	$—	—	$—	141,590	$—	$226,327	$(38,443)	$39,451	$227,335

The accompanying notes are an integral part of these consolidated financial statements.

SAVERS VALUE VILLAGE, INC. (formerly known as S-EVERGREEN HOLDING LLC)

Consolidated Statements of Cash Flows

(All amounts in thousands)

	Fiscal Year
	2022	2021	2020
Cash flows from operating activities:
Net income (loss)	$84,720	$83,394	$(63,483)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation expense	1,943	732	354
Amortization of debt issuance costs and term debt discount	4,005	4,444	5,723
Depreciation and amortization	55,753	47,385	59,432
Operating lease expense	114,788	—	—
Deferred income taxes	20,261	(21,870)	(12,911)
Loss on extinguishment of debt	1,023	47,541	—
Noncash interest expense	—	3,417	20,779
Other items, net	22,795	1,351	(483)
Changes in operating assets and liabilities:
Trade and other receivables	(8,053)	3,878	4,182
Inventories	2,246	6,091	2,606
Prepaid expenses and other current assets	(16,928)	(17,998)	(3,764)
Accounts payable and accrued liabilities	6,887	2,732	4,784
Accrued payroll and related taxes	(12,632)	17,984	(9,123)
Operating lease liabilities	(104,685)	—	—
Other liabilities	(2,690)	(3,319)	21,817

Net cash provided by operating activities	169,433	175,762	29,913

Cash flows from investing activities:
Purchases of property and equipment	(110,173)	(40,544)	(19,172)
Net settlement of derivative instruments	(329)	(2,321)	—
Acquisition of 2nd Ave, net of cash acquired	—	(220,307)	—

Net cash used in investing activities	(110,502)	(263,172)	(19,172)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net	—	817,149	—
Principal payments on long-term debt	(10,991)	(422,755)	(3,356)
Principal payments on long-term debt to related parties	—	(222,910)	(3,356)
Advances on revolving line of credit	102,000	—	42,095
Repayments of revolving line of credit	(60,000)	—	(42,095)
Prepayment premium on extinguishment of debt	(1,023)	(14,687)	—
Prepayment premium on extinguishment of debt to related parties	—	(8,122)	—
Proceeds from share issuance	—	—	45,000
Net settlement of derivative instruments	147	—	—
Shares withheld to cover taxes	(292)	—	—
Payment of debt issuance costs	(626)	(20,676)	(1,481)
Dividends paid	(69,433)	(75,000)	—

Net cash (used in) provided by financing activities	(40,218)	52,999	36,807

Effect of exchange rate changes on cash and cash equivalents	(4,496)	(5,533)	4,044
Net change in cash and cash equivalents	14,217	(39,944)	51,592
Cash and cash equivalents at beginning of period	97,915	137,859	86,267

Cash and cash equivalents at end of period	$112,132	$97,915	$137,859

Supplemental disclosures of cash flow information:
Interest paid on debt	$62,157	$45,250	$49,201
Income taxes paid, net	$31,168	$29,654	$4,637
Supplemental disclosure of noncash investing activities:
Noncash capital expenditures	$6,414	$2,891	$235

The accompanying notes are an integral part of these consolidated financial statements.

SAVERS VALUE VILLAGE, INC. (formerly known as S-EVERGREEN HOLDING LLC)

Notes to Consolidated Financial Statements

Note 1. Description of Business and Basis of Presentation

Description of business

Savers Value Village, Inc. (formerly known as S-Evergreen Holding LLC), a Washington State based company, together with its wholly owned subsidiaries (the “Company”, “we”, “us” or “our”), sells second-hand merchandise primarily in retail stores located in the United States (“U.S.”), Canada and Australia.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. These consolidated financial statements present the results of operations, financial position and cash flows of the Company in accordance with U.S. generally accepted accounting principles (“GAAP”).

The Company reports on a fiscal year basis, which ends on the Saturday nearest December 31. Fiscal year 2022 consisted of the 52 weeks ended December 31, 2022, fiscal year 2021 consisted of the 52 weeks ended January 1, 2022 and fiscal year 2020 consisted of the 53 weeks ended January 2, 2021. All amounts in the Notes to the Consolidated Financial Statements, with the exception of per share amounts, are rounded to the nearest thousand unless otherwise indicated.

Certain prior period information has been reclassified to conform to the current period presentation. The reclassification had no effect on the Company’s consolidated financial position or the consolidated results of operations as previously reported.

Ares Share Purchase Transaction and Corporate Conversion

On April 26, 2021, certain funds, investment vehicles or accounts managed or advised by the Private Equity Group of Ares Management Corporation (the “Ares Funds”) purchased all of the outstanding equity securities (the “Ares Share Purchase Transaction”) of S-Evergreen Holding LLC (the “Parent”) and thereby became the holders of all the Parent’s outstanding equity. The Company did not elect to apply pushdown accounting for the Ares Share Purchase Transaction as the transaction was entirely among equity holders. As explained further in Note 7, the Company also refinanced its debt as part of the Ares Share Purchase Transaction.

On January 7, 2022, S-Evergreen Holding LLC converted into a Delaware corporation and the name of the Company was changed to Savers Value Village, Inc. (the “Corporate Conversion”). In the Corporate Conversion, equityholders of S-Evergreen Holding LLC received one share of common stock of Savers Value Village, Inc. for each Class A Unit of S-Evergreen Holding, LLC and corresponding adjustments were made to the Company’s outstanding equity awards.

Impact of the COVID-19 pandemic

In March 2020, the World Health Organization declared COVID-19 a global pandemic and governmental authorities around the world implemented measures to reduce the spread of COVID-19, which resulted in temporary store closures during fiscal year 2020 and fiscal year 2021.

In connection with the COVID-19 pandemic, the Company received wage subsidies from the Canadian and Australian governments, which were not loans to the Company. These wage subsidies helped the Company to avoid reductions in workforce in Canada and Australia during the pandemic. The Company did not receive any wage subsidies during fiscal year 2022. During fiscal year 2021, the Company received $21.7 million in wage subsidies, which are presented as reductions to cost of merchandise sold and salaries, wages and benefits of $13.4 million and $8.3 million, respectively. During fiscal year 2020, we received a total of $32.6 million in wage subsidies, which are presented as reductions to cost of merchandise sold and salaries, wages and benefits of $18.6 million and $14.0 million, respectively. There were no unfulfilled conditions or contingencies related to these subsidies.

During fiscal year 2020, the Company also negotiated rent deferrals and rent abatements for a significant number of its stores. In fiscal year 2020, the Company received total rent deferrals of $11.9 million, of which the Company repaid $7.5 million within fiscal year 2020 and $4.3 million within fiscal year 2021. The remaining $0.1 million is to be paid off incrementally over the period from 2023 to 2027. In addition, the Company received rent abatements of $0.3 million and $3.1 million in fiscal year 2021 and fiscal year 2020, respectively. The Company received no rent deferrals or rent abatements during fiscal year 2022.

Note 2. Summary of Significant Accounting Policies

Use of estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. These estimates are based on available information and on various other assumptions that are believed to be reasonable under the circumstances. Certain items subject to such estimates and assumptions include, but are not limited to, the valuation of intangibles, the valuation of goodwill and income taxes. Actual results could vary from those estimates under different assumptions or conditions.

Foreign currency

The functional currency of the Company’s foreign entities is the local currency of the country in which the entity operates. Assets and liabilities of foreign operations are translated into U.S. dollars, the reporting currency of Savers Value Village, Inc., using rates of exchange in effect at the end of the reporting period. The net gain or loss resulting from translation is shown as a foreign currency translation adjustment and is included in other comprehensive income in the Consolidated Statements of Operations and Comprehensive Income (Loss) and in accumulated other comprehensive income on the Consolidated Balance Sheets. Income and expense accounts are translated into U.S. dollars using average rates of exchange during the reporting period. Transaction gains and losses comprising actual functional currency cash flows realized upon settlement of foreign currency transactions and expected functional currency cash flows on unsettled foreign currency transactions, as well as realized and unrealized gains and losses on cross currency swaps and forward contracts (see Note 10) are included in (loss) gain on foreign currency, net in the Consolidated Statements of Operations and Comprehensive Income (Loss). Aggregate transaction losses totaled $30.0 million in fiscal year 2022, $10.4 million in fiscal year 2021 and $2.9 million in fiscal year 2020.

The Company also has intercompany loans issued by its foreign subsidiaries. Foreign currency gains and losses related to these intercompany loans are not eliminated during consolidation and are included in (loss) gain on foreign currency, net in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Revenue recognition

Retail sales. Revenue is recorded for store sales upon the purchase of merchandise by customers. Sales taxes collected from customers are not considered revenue and are included in accrued liabilities until remitted to the taxing authorities.

Revenue is recorded net of coupons, promotional discounts and sales discounts under reward programs. Revenue from gift cards is recognized when the gift card is redeemed for merchandise. The Company does not record a sales return reserve as no right of return exists for customers.

Wholesale sales. Sales of residual products are recognized at the point of delivery with no right of return and exclude shipping and handling costs, which are paid by the customer. The Company does not have a significant financing component as customers pay within one year of title transfer.

The following table disaggregates our revenue by retail and wholesale for fiscal years 2022, 2021 and 2020:

	Fiscal Year
(in thousands)	2022	2021	2020
Retail sales	$1,365,109	$1,154,891	$800,278
Wholesale sales	72,120	49,233	33,732

Total net sales	$1,437,229	$1,204,124	$834,010

Cash and cash equivalents

Cash and cash equivalents consist of cash, demand deposits with banks, proceeds due from credit and debit card transactions and money market funds with maturity dates of three months or less from the date of purchase. The carrying amounts reported for cash and cash equivalents are considered to approximate fair values based upon their short maturities.

The Company’s cash deposits are maintained in accounts primarily with two major financial institutions in the U.S. and Canada. Substantially all the cash on deposit exceed the federally insured limits for such deposits.

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, net of any allowances. Allowance for doubtful accounts relates to wholesale sales.

Inventories

Inventories consist almost entirely of used clothing and other household goods purchased from nonprofit partners. Inventory is valued at the lower of average purchase cost or net realizable value. As of December 31, 2022 and January 1, 2022, there was no allowance for obsolete or excess inventory.

Property and equipment

Property and equipment are stated at historical cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 15 years for furniture, fixtures and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term.

Intangible assets

Intangible assets represent the Company’s trade names and charity licensing agreements. The Company’s trade names, which have indefinite lives, are not amortized, but rather, reviewed for impairment at least annually in the fourth quarter and whenever circumstances indicate the trade names might be impaired. Charity licensing agreements are amortized using the straight-line method over their estimated useful life of 15 years (see Note 6).

Long-lived assets

The carrying value of long-lived assets, primarily consisting of property and equipment, right-of-use lease assets and long-lived intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When testing for impairment, we group assets and liabilities at the lowest level for which cash flows are separately identifiable. We then assess the risk of impairment by comparing an estimate of the undiscounted cash flows expected to be generated by the asset group against the carrying value of the asset group. Impairment is indicated when the carrying value of the asset group exceeds the estimated future undiscounted cash flows generated by those assets. When impairment is indicated, the Company records an impairment charge for the difference between the carrying value of the asset group and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition.

For fiscal years 2022, 2021 and 2020, the Company did not identify any triggering events related to the potential impairment of its long-lived assets.

Goodwill

Goodwill is reviewed for impairment annually in the Company’s fourth quarter and whenever circumstances indicate goodwill might be impaired. The Company first performs a qualitative assessment, evaluating relevant events and circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If not, no further impairment testing is performed. If the assessment indicates that it is more likely than not, the Company compares the carrying value of the reporting unit to the estimated fair value of the reporting unit, both as of the testing date. If the carrying value of the reporting unit exceeds the estimated fair value, the Company will recognize an impairment charge equal to the amount by which the carrying amount exceeds the reporting unit’s fair value up to but not to exceed the total amount of goodwill allocated to the reporting unit.

The Company’s reporting units are consistent with its operating segments, with goodwill balances allocated entirely to the U.S. Retail and Canada Retail reporting units. There has been no impairment identified during fiscal years 2022, 2021 and 2020.

Insurance reserves

The Company is self-insured for general liability, medical and workers’ compensation and regularly reviews the related insurance reserves and adjusts the balances as necessary. Self-insurance claims filed and claims incurred-but-not-reported are accrued based on management’s estimates of cost by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Additionally, the Company reviews specific large insurance claims to determine whether there is a need for any additional accruals. Changes in these assumptions could materially impact the required reserve balances and it is possible that the Company’s actual loss experience could differ materially from recorded insurance reserves.

Current portions of insurance reserves of $2.3 million and $1.9 million are included in accounts payable and accrued liabilities and $5.4 million and $5.9 million are included in accrued payroll and related taxes as of December 31, 2022 and January 1, 2022, respectively. Non-current insurance reserves were $8.6 million and $7.3 million as of December 31, 2022 and January 1, 2022, respectively.

Advertising costs

Advertising production costs and media placement costs are expensed the first time the advertisement takes place. Total advertising costs during fiscal years 2022, 2021 and 2020 were $11.9 million, $10.7 million and $5.8 million, respectively, and are included in selling, general and administrative expense in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized based on the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred income tax assets to the amount more likely than not expected to be realized. Income tax expense represents the current expense incurred for the period plus or minus the change during the period in net deferred tax assets and liabilities.

Section 382 of the Internal Revenue Code and similar state regulations, contain provisions that may limit the net operating loss (“NOL”) carryforwards available to be used to offset income in any given year upon the occurrence of certain events, including changes in ownership of more than 50%. The Company reduced its tax attributes (NOLs and tax credits) and certain tax basis of assets in connection with the formation of the Company in March 2019 and the Ares Share Purchase Transaction. In addition, pursuant to Section 382, a limitation on utilization of such tax attributes resulted from the purchase by the Ares Funds of the Parent’s outstanding equity in March 2019 (the “March 2019 Transactions”) and April 2021.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount of the benefit that is greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Stock-based compensation

The Company’s stock-based incentive plan allows for the issuance of both time and performance-based options, which are generally granted with an exercise price equal to the market price established by the Board at the date of the grant. The fair value of each option is estimated using the Black-Scholes-Merton option pricing model. The Company recognizes compensation expense related to the cost of services received in exchange for stock-based awards over the awards’ vesting period based on their fair value at the appropriate measurement date. For more detailed discussion of stock-based compensation, see Note 14.

Derivative instruments

In the normal course of business, the Company uses derivative financial instruments, which may include interest rate swaps, cross currency swaps and foreign exchange forwards and swaps, to hedge against adverse fluctuations in interest rates or foreign exchange rates thereby reducing our exposure to variability in cash flows on our floating-rate debt or from foreign operations.

Derivative instruments are measured at fair value and classified as assets or liabilities, current or non-current, depending on settlement dates of the individual contracts. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

Derivative instruments that are not designated as hedges are intended to economically hedge a portion of our interest rate and foreign exchange risks. Gains and losses from changes in fair value on these derivatives are recorded immediately in other expense, net in the Consolidated Statements of Operations and Comprehensive Income (Loss).

For derivative instruments designated as cash flow hedges, gains and losses from changes in fair value are initially reported as a component of accumulated other comprehensive income on the Consolidated Balance Sheets and subsequently recognized in earnings. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt.

The Company does not use derivative instruments for trading or speculative purposes and does not use any leveraged derivative financial instruments.

Deferred offering costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with its planned initial public offering. Following consummation of the offering, these costs will be recorded as a reduction in paid-in capital. Should the offering be abandoned, the deferred costs would be expensed immediately as an increase to selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss). As of December 31, 2022, the Company had a $9.3 million balance in deferred transaction costs, which are classified in prepaid expenses and other current assets.

Segment reporting

Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in making decisions regarding resource allocation and performance assessment. The Company’s CODM is its Chief Executive Officer. The Company has four operating segments, of which two were determined to be reportable segments: U.S. Retail and Canada Retail.

Business combinations

The Company accounts for business combinations using the acquisition method of accounting. Under the acquisition method the consolidated financial statements reflect the operations of an acquired business starting from the closing date of the acquisition. All assets acquired and liabilities assumed are recorded at fair value as of the acquisition date. The Company allocates the purchase price of an acquired business to the fair values of the tangible and identifiable intangible assets acquired and liabilities assumed, with any excess purchase price recorded as goodwill. During the measurement period, which is up to one year from the acquisition date, adjustments to the assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill.

Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income by the weighted-average number of shares outstanding during the period. Diluted net income (loss) per share is computed by giving effect to all potentially dilutive common equivalent shares outstanding for the period. In periods of a net loss, common equivalent shares are excluded from the calculation of diluted net loss per share because their inclusion would have an antidilutive effect. Accordingly, for periods in which we report a net loss, diluted net loss per share is equal to basic loss per share as the dilutive common equivalent shares are not assumed to have been issued if their effect is antidilutive. Prior to the Corporate Conversion, the Company computed net income (loss) per share based on the number of common units outstanding.

Debt

Long-term debt is carried at the outstanding principal balance less debt issuance costs and any unamortized discount or premium. Deferred borrowing costs, premiums and discounts are amortized to interest expense over the terms of the respective borrowings using the effective interest method.

Leases

The Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“Topic 842”), as of January 2, 2022 and also adopted all subsequent ASUs related to Topic 842. The Company adopted ASU 2016-02 using the modified retrospective method and elected the transition package of practical expedients, which among other things, allowed it to carry forward the historical lease classification. See “Recently Adopted Accounting Pronouncements” and Note 9 for more information.

The Company leases various real estate, including retail stores, warehouses, office space and land. The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use (“ROU”) lease assets, lease liabilities—current and lease liabilities – non-current in our Consolidated Balance Sheets. The Company does not have finance leases. Leases with an initial term of 12 months or less are not recorded on the balance sheet and expensed as paid.

Operating lease assets and liabilities are recognized at the lease commencement date based on the present value of fixed lease payments over the lease term. As an implicit rate is not provided for most of our leases, we use an incremental borrowing rate which represents the rate used for a secured borrowing of a similar term as the lease. Our operating leases typically require payment of real estate taxes, common area maintenance and insurance. These components comprise the majority of our variable lease costs and are excluded from the present value of our lease obligations.

The Company’s leases have remaining lease terms of 1 to 17 years. The lease term includes the initial contractual term as well as any options to extend the lease when it is reasonably certain that the Company will exercise that option. The option periods are generally not included in the lease term used to measure our lease liabilities and ROU lease assets upon commencement as exercise of the options is not reasonably certain. We remeasure the lease liability and ROU lease asset when we are reasonably certain to exercise a renewal option. The Company’s lease agreements do not contain any residual value guarantees or material restrictive covenants.

In April 2020, the FASB issued guidance allowing entities to make a policy election to account for lease concessions related to the COVID-19 pandemic as if the enforceable rights and obligations of the concessions existed in the contracts at lease inception. The election applies to any lessor-provided lease concession related to the impact of the COVID-19 pandemic, provided the concession does not result in a substantial increase in the rights of the lessor or in the obligations of the lessee. The Company did not make this policy election and accounted for lease concessions and abatements as lease modifications.

Emerging growth company

Following amendments in September 2022 to Rule 405 of the Securities Act of 1933 and Rule 12b-2 of the Exchange Act, the Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups (“JOBS”) Act and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation, and to obtain equityholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

The Company has elected not to opt out of the extended transition period which means that when a standard is issued or revised and it has different application dates for public and private companies, the Company, as an emerging growth company, can adopt the new or revised standard using the timeframe applicable to private companies. This may make comparison of the Company’s financial statements with other public companies difficult because of the potential differences in accounting standards used.

Recently adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities on the balance sheet and the disclosure of key information about leasing arrangements. The guidance is applied utilizing a modified retrospective approach and for private companies is effective for annual periods beginning after December 15, 2021. In July 2018, the FASB issued ASU 2018-11, Leases (“Topic 842”), which provides entities with an additional (and optional) transition method to adopt the new lease requirements by allowing entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted this guidance at the beginning of fiscal year 2022. In addition, the Company elected the transition package of practical expedients permitted within the standard, which allowed it to carry forward the historical lease classification. Upon the adoption of the new lease standard on January 2, 2022, the Company recognized ROU lease assets of $462.2 million and lease liabilities of $443.0 million (including a current liability of $69.0 million) in the Consolidated Balance Sheets and reclassified certain balances related to existing leases. The ROU lease assets balance as of January 2, 2022, is adjusted for $25.4 million of net favorable intangible lease assets, $11.4 million of deferred rent liabilities, $8.9 million of prepaid rent assets and $3.7 million of lease termination liabilities recognized under the previous lease standard. There was no impact to accumulated deficit on the Consolidated Balance Sheets at adoption. See Note 9 for more information.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848). Topic 848 provides relief that, if elected, will ease the potential accounting burden when modifying contracts and hedging relationships that use the London Inter-Bank Offered Rate (“LIBOR”) as a reference rate. In January

2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope. This ASU clarifies that derivatives affected by the discounting transition are explicitly eligible for certain optional expedients and exceptions under Topic 848. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. An entity may elect to apply the amendments for contract modifications as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Topic 848 allows for different elections to be made at different points in time.

As a result of amendments to the Senior Secured Credit Facilities in November 2022, pursuant to which LIBOR benchmark provisions were removed and replaced with Term Secured Overnight Financing Rate (“SOFR”) benchmark provisions, the Company elected to apply the optional expedients under Topic 848 to eligible hedging relationships. This change from LIBOR to SOFR benchmark provisions did not have a material impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequently issued amendments to the initial guidance: ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02, ASU 2020-03 and ASU 2022-02 which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. For private companies, this standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect adoption of the new standard to have a material effect on its consolidated financial statements.

Note 3. 2nd Ave. Acquisition

On November 8, 2021, the Company acquired 100% of the equity of Thrift Intermediate Holdings I, Inc. (“2nd Ave” or the “Acquiree”) for cash consideration of $238.5 million (the “2nd Ave. Acquisition”). The Acquiree, through its subsidiaries, sells high-quality second-hand clothing, accessories and household items through 12 retail thrift stores under the 2nd Ave. brand. The Company financed the 2nd Ave. Acquisition with cash on hand and $225.0 million of additional borrowings under the Term Loan Facility.

The 2nd Ave. Acquisition was accounted as a business combination in accordance with Topic 805, Business Combinations and the purchase price has been allocated to the assets acquired and the liabilities assumed based on their fair value at the acquisition date. The excess of the purchase price over the fair value of the net assets acquired is recorded as goodwill, which is not deductible for income tax purposes. Goodwill is primarily attributable to the assembled workforce, expected synergies and other factors. Goodwill was allocated to the U.S. Retail operating segment and reporting unit. The valuation process included a review of financial and other data, the projected and operating performance of the business, analysis of the economic and financial market conditions and the ability of 2nd Ave. to generate future cash flows through established revenue channels.

The Company recognized deferred tax liabilities of $50.0 million relating to the difference between the book basis and the outside tax basis in the acquired partnerships in fiscal year 2021. During the fourth quarter of fiscal year 2022, the Company recognized a measurement period adjustment which reduced the amount of acquired deferred tax liabilities by $6.3 million. The measurement period adjustment is reflected as a reduction to goodwill during the period identified.

The Company recorded $1.8 million of transaction costs in selling, general and administrative expense related to the 2nd Ave. Acquisition in fiscal year 2021. Following the 2nd Ave. Acquisition, the Company recognized an incremental $15.5 million of net sales and $1.2 million of net income attributable to the 2nd Ave. business during fiscal year 2021.

In connection with the purchase price allocation, the Company made estimates of the fair values of 2nd Ave’s tangible and intangible assets and liabilities using the income approach, the market approach or a combination of both and the cost approach. The valuation process included a review of assumptions related to future cash flows, discount rates, business enterprise valuation, economic growth, market interest rates and asset lives, utilizing currently available information.

Fair values of the assets acquired and liabilities assumed in the 2nd Ave. Acquisition, including the measurement period adjustment, are as follows:

(in thousands)	Amounts Recognized as of the Acquisition Date (Previously Reported)	Measurement Period Adjustment	Amounts Recognized after Measurement Periods Adjustment (As Adjusted)
Current assets (excluding accounts receivable, inventory and cash)	$2,231	$—	$2,231
Accounts receivable	1,648	—	1,648
Inventory	8,876	—	8,876
Cash	18,213	—	18,213
Property and equipment	12,977	—	12,977
Intangible assets	35,000	—	35,000
Lease intangible assets	4,987	—	4,987
Other assets	434	—	434
Goodwill	217,916	(6,338)	211,578

Total assets	302,282	(6,338)	295,944

Current liabilities	9,050	—	9,050
Lease intangible liabilities	2,113	—	2,113
Long-term debt	2,596	—	2,596
Deferred tax liabilities	50,003	(6,338)	43,665

Total liabilities	63,762	(6,338)	57,424

Net assets acquired	$238,520	$—	$238,520

The fair value of identifiable intangible assets and liabilities acquired and associated useful lives were as follows:

(in thousands)	Fair Value	Weighted average useful life
Trade names and trademarks	$25,500	Indefinite
Charity licensing agreements	9,500	15.0 years
Lease intangible assets	4,987	15.0 years

Total intangible assets	$39,987

Lease intangible liabilities	$2,113	10.0 years

The fair value of identified intangible assets were estimated based on the income approach. These fair value measures were based on significant inputs not observable in the market and thus represent

Level 3 measurements as defined in Topic 820, Fair Value Measurement. The valuations of the trade names and trademarks were based on the relief-from-royalty method (income approach). The charity licensing agreements were valued using the with and without method (income approach).

Pro forma financial information (unaudited)

The following table presents the unaudited pro forma results for fiscal year 2021 and fiscal year 2020 as though the 2nd Ave. Acquisition had occurred as of the beginning of fiscal year 2020. The unaudited pro forma information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved had the 2nd Ave. Acquisition taken place at such time. The unaudited pro forma results presented below reflect pro forma adjustments related to the 2nd Ave. Acquisition, including differences in interest expense resulting from debt issued and debt repaid in connection with the 2nd Ave. Acquisition of $11.8 million and the effects of the step-up in inventory on the cost of merchandise sold of $1.8 million, which are assumed to be expenses during fiscal year 2020.

	Pro forma (unaudited)
	Fiscal Year
(in thousands)	2021	2020
Net sales	$1,286,160	$897,885
Net income (loss)	$96,681	$(84,372)

Note 4. Property and Equipment

Property and equipment, net, consisted of the following as of December 31, 2022 and January 1, 2022:

(in thousands)	December 31, 2022	January 1, 2022
Furniture, fixtures and equipment	$230,694	$154,532
Leasehold improvements	88,739	82,586

Total property and equipment	319,433	237,118
Less: accumulated depreciation	128,915	103,259

Total property and equipment, net	$190,518	$133,859

Depreciation expense for fiscal years 2022, 2021 and 2020 was $49.6 million, $38.1 million and $39.9 million, respectively.

Note 5. Goodwill

Changes in the carrying value of goodwill by reportable segments were as follows:

(in thousands)	U.S. Retail	Canada Retail	Total
Balance at January 2, 2021	$203,368	$282,421	$485,789
2nd Ave. Acquisition	217,916	—	217,916
Foreign currency translation effect	—	73	73

Balance at January 1, 2022	421,284	282,494	703,778

Measurement period adjustment	(6,338)	—	(6,338)
Foreign currency translation effect	—	(15,993)	(15,993)

Balance at December 31, 2022	$414,946	$266,501	$681,447

During the fourth quarter of fiscal years 2022 and 2021, the Company performed qualitative impairment assessments to determine whether it is more likely than not that the fair value of its U.S.

and Canadian reporting units were less than their carrying values (“Step 0 test”). Based on the results of the qualitative impairment assessment, we determined that it was not more likely than not that the fair value of the U.S. and Canadian reporting units were less than their carrying amount as of the annual assessment dates. As such, the quantitative assessment was not required or performed.

Note 6. Intangible Assets and Liabilities

The components of intangible assets were as follows:

	December 31, 2022
(in thousands)	Gross carrying amount	Accumulated amortization	Net carrying amount
Assets:
Trade names and trademarks	$118,000	$—	$118,000
Charity licensing agreements	68,309	(15,658)	52,651

Total	$186,309	$(15,658)	$170,651

The components of intangible assets and liabilities were as follows:

	January 1, 2022
(in thousands)	Gross carrying amount	Accumulated amortization	Net carrying amount
Assets:
Trade names and trademarks	$118,000	$—	$118,000
Charity licensing agreements	84,880	(24,280)	60,600
Lease intangible assets	43,745	(13,533)	30,212

Total	$246,625	$(37,813)	$208,812

Liabilities:
Lease intangible liabilities	$8,491	$(3,672)	$4,819

Total	$8,491	$(3,672)	$4,819

The amortization expense associated with long-lived intangible assets and liabilities was $6.1 million, $9.2 million and $19.5 million for fiscal years 2022, 2021 and 2020, respectively. The estimated aggregate amortization expense of long-lived intangible assets for each of the five years commencing after December 31, 2022 is $4.5 million.

Following the adoption of Topic 842 on January 2, 2022, amounts previously recognized as lease intangible assets and lease intangible liabilities are now reflected within ROU lease assets.

During the fourth quarter of fiscal year 2022 and fiscal year 2021, the Company performed its annual indefinite lived intangible asset impairment test utilizing a qualitative analysis and concluded that it was more likely than not that the fair value of its intangible assets was greater than its carrying value and no impairment charge was required.

Note 7. Indebtedness

Long-term debt consisted of the following as of December 31, 2022 and January 1, 2022:

(in thousands)	December 31, 2022	January 1, 2022
Term Loan Facility	$814,687	$822,937
Advances on Revolving Credit Facility	42,000	—
Mortgage loan payable	—	2,741

Total face value of debt	856,687	825,678
Less: current portion of long-term debt and short-term borrowings	50,250	8,424
Less: unamortized discount and issuance costs	23,090	26,561

Long-term debt, net	$783,347	$790,693

As part of the Ares Share Purchase Transaction in April 2021, the Company entered into the Senior Secured Credit Facilities consisting of a term loan facility (the “Term Loan Facility”) and a $60.0 million revolving credit facility (the “Revolving Credit Facility”). Upon its establishment, the Company immediately borrowed $600.0 million from the Term Loan Facility to pay off pre-existing term loans, resulting in a loss on debt extinguishment of $47.5 million. On November 8, 2021, the Company borrowed an additional $225.0 million under the Term Loan Facility on substantially the same terms to finance the 2nd Ave. Acquisition. On November 23, 2022, the Company amended the Term Loan Facility to increase the borrowing capacity of its Revolving Credit Facility to $75.0 million and changed the reference rate from LIBOR to SOFR benchmark provisions.

The Company’s principal subsidiaries in the U.S. and Canada are borrowers under the Senior Secured Credit Facilities and most of the Company’s U.S. and Canadian subsidiaries are guarantors. The Senior Secured Credit Facilities are secured by a first-priority lien on substantially all assets of the borrowers and guarantors, subject to certain exceptions. The Revolving Credit Facility is senior to the Term Loan Facility in right of payment.

The Senior Secured Credit Facilities have customary affirmative and negative covenants, including restrictions on our ability to incur additional indebtedness, incur liens, make investments, make restricted payments, make optional prepayments on junior financings, engage in transactions with affiliates and make asset sales, in each case, subject to customary exceptions and baskets.

The applicable interest rates under the Senior Secured Credit Facilities will be reduced by 0.25% per annum upon the completion of an initial public offering by the Company.

Term Loan Facility

The Term Loan Facility matures in April 2028. Total principal payments of $2.1 million are due quarterly. The Term Loan Facility bears interest at a variable rate equal to a reference rate plus a margin ranging from 4.50% to 5.75% based on loan type and our first lien net leverage ratio, and SOFR adjustment margin ranging from 0.11% to 0.43% based on the applicable interest period (one month, three months or six months).

Beginning in 2023, the Company is required to prepay the Term Loan Facility with a percentage of the Company’s annual excess cash flow if the first lien net leverage ratio is greater than or equal to 3.50 to 1.00. The Company is also required to prepay the Term Loan Facility with a percentage of the net cash proceeds of certain asset sales, subject to customary reinvestment provisions, when the first lien leverage ratio is greater than or equal to 3.50 to 1.00. The Company is able to prepay amounts outstanding under the Term Loan Facility without a prepayment premium.

The Term Loan Facility also has a customary uncommitted incremental facility of (i) the greater of $136.0 million or EBITDA for the period four fiscal quarters plus (ii) additional amounts based on the Company’s net leverage ratio or interest coverage ratio plus (iii) certain specific additional amounts.

Revolving Credit Facility

The Revolving Credit Facility matures in April 2026. The maximum available amount under the Revolving Credit Facility is $75.0 million, with $60.0 million available for letters of credit and a swingline sublimit of $10.0 million. As of December 31, 2022, advances on the revolving credit facility were $42.0 million, there were $11.4 million of letters of credit outstanding and $21.6 million was available to borrow. On January 5, 2023, the Company repaid the $42.0 million advance under the Revolving Credit Facility (see Note 17).

Revolver draws are permitted in both U.S. and Canadian dollars and interest is variable at a rate equal to the reference rate plus a margin of 2.25% or 3.25% based on loan type. The weighted average effective interest rate on borrowings outstanding under the Revolving Credit Facility at December 31, 2022 was 9.75%. A 0.5% commitment fee is payable quarterly on the unused portion of the Revolving Credit Facility.

The Revolving Credit Facility is subject to a financial maintenance covenant that requires us to maintain a maximum net first lien leverage ratio, tested quarterly. The financial maintenance covenant is only applicable if the aggregate amount of revolving loans, swingline loans and letters of credit outstanding under the Revolving Credit Facility (excluding up to $20 million of undrawn letters of credit and certain other amounts) exceeds 35% of the committed amount. The Revolving Credit Facility provides for customary equity cure rights.

Debt Acquired in 2nd Ave. Acquisition

As part of the 2nd Ave. Acquisition, the Company assumed a $2.7 million mortgage loan. On January 6, 2022, the Company repaid the mortgage loan and recognized a loss on extinguishment of debt of $1.0 million.

Aggregate principal payments

Aggregate minimum principal payments on debt as of December 31, 2022 are as follows:

(in thousands)
2023	$8,250
2024	6,187
2025	10,312
2026	8,250
2027	8,250
Thereafter	773,438

$814,687

Related party debt

All related party debt was paid off on April 26, 2021. Prior to April 26, 2021, the company had debt arrangements with the Ares Funds. Interest expense on related party debt was $11.0 million in fiscal year 2021 and $32.8 million in fiscal year 2020.

Senior Secured Notes

On February 6, 2023, the Company issued $550.0 million of senior secured notes. The notes have a 9.75% fixed interest rate and will mature in April 2028, coterminous with the Term Loan Facility. Information regarding the senior secured notes is provided in Note 17.

Note 8. Fair Value Measurements

The Company utilizes fair value measurements for its financial assets and financial liabilities and fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is based upon a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than unadjusted quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

The following table presents financial assets and financial liabilities that are measured at fair value on a recurring basis at December 31, 2022:

	Fair Value Hierarchy
(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Interest rate swap	$—	$16,472	$—	$16,472
Cross currency swap	—	22,993	—	22,993
Forward contract	—	237	—	237

Total	$—	$39,702	$—	$39,702

Liabilities:
Cross currency swap	$—	$66	$—	$66
Forward contract	—	14	—	14

Total	$—	$80	$—	$80

The following table presents financial assets and financial liabilities that are measured at fair value on a recurring basis at January 1, 2022:

	Fair Value Hierarchy
(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Interest rate swap	$—	$188	$—	$188
Cross currency swap	—	14,792	—	14,792

Total	$—	$14,980	$—	$14,980

Liabilities:
Interest rate swap	$—	$4,031	$—	$4,031
Cross currency swap	—	1,193	—	1,193

Total	$—	$5,224	$—	$5,224

Interest rate swaps, cross currency swaps and forward contracts are fair valued using independent pricing services and the Company obtains an understanding of the methods used in pricing. As such, these derivative instruments are classified within Level 2.

There were no transfers of financial assets or liabilities between Level 1, Level 2 or Level 3 for fiscal year 2022 or fiscal year 2021.

The fair values of the Company’s debt instruments approximate their carrying values as the current rates approximate rates on similar debt and were based on rate notices provided by the Administrative Agent for the amended Credit Agreement (Level 2 inputs) at December 31, 2022 and January 1, 2022 (see Note 7).

Note 9. Leases

The components of total lease costs, net, consisted of the following:

(in thousands)	Fiscal Year 2022
Operating lease costs	$114,788
Short-term and variable lease costs	48,812
Sublease income	(2,510)

Total lease costs, net	$161,090

Rent expense, prior to the adoption of Topic 842, was $95.3 million and $94.6 million for the fiscal years 2021 and 2020, respectively.

The maturities of our operating lease obligations at December 31, 2022 are as follows:

(in thousands)	December 31, 2022
2023	$100,543
2024	100,198
2025	92,947
2026	71,243
2027	53,983
Thereafter	131,639

Total undiscounted payments	550,553
Less: Interest	121,521

Present value of lease obligations	$429,032

Weighted average remaining lease term (years)	6.37
Weighted average discount rate	7.53%

Aggregate future minimum rental payments under these agreements at January 1, 2022 are as follows:

(in thousands)	January 1, 2022
2022	$100,733
2023	106,714
2024	93,670
2025	78,754
2026	64,192
Thereafter	159,799

$603,862

The table included in the fiscal year 2021 audited consolidated financial statements within Note 16, Commitments and Contingencies included variable lease payments and other executory costs that should not have been included and has been updated in the table above.

Supplemental cash flow information related to leases is as follows:

(in thousands)	Fiscal Year 2022
Cash paid for amounts included in the measurement of lease obligations
Operating cash flows for operating leases	$105,359

Noncash investing activities
Assets obtained in exchange for new operating lease obligations	$70,425

Note 10. Derivative Financial Instruments

As a result of its operating and financing activities, the Company is exposed to market risks from changes in interest and foreign currency exchange rates. These market risks may adversely affect the Company’s operating results and financial position. The Company seeks to minimize risk from changes in interest and foreign currency exchange rates through the use of derivative financial instruments. Derivative contracts are not collateralized and are entered into with large, reputable financial institutions that are monitored for counterparty risk.

Foreign currency contracts

The Company operates in foreign countries, which exposes it to market risk associated with foreign currency exchange rate fluctuations. The Company uses derivative financial instruments to manage its exposure to foreign currency exchange rate risk, specifically forward sales of the Canadian Dollar (“CAD”) and U.S. Dollar (“USD”) – CAD cross currency swaps. Forward sales contracts lock in the exchange rate for a portion of the estimated cash flows of the Company’s Canadian operations and USD – CAD cross currency swaps manage the risk that arises from having USD-denominated assets and liabilities in an entity with a functional currency that is not the USD. As of December 31, 2022 and January 1, 2022, the Company’s forward contracts had USD equivalent gross notional amounts of $42.1 million and $40.6 million, respectively. Additionally, as of December 31, 2022 and January 1, 2022, cross currency swaps with notional amounts of $275.0 million were outstanding.

Interest rate swap contracts

The Company’s market risk is affected by changes in interest rates. The Company maintains floating-rate debt that bears interest based on market rates plus an applicable spread. Because the interest rate on its floating-rate debt is tied to market rates, the Company manages its exposure to interest rate movements by effectively converting a portion of its floating-rate debt to fixed-rate debt. Interest rate swaps involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreement without exchange of the underlying notional amount.

The Company has agreements with each of its derivative counterparties that contain a provision whereby the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company’s default on the indebtedness.

At December 31, 2022 and January 1, 2022, interest rate swaps with notional amounts of $275.0 million were outstanding.

The fair values of cross currency swap contracts, forward contracts and interest rate swap contracts are as follows:

(in thousands)	Balance Sheet Location	December 31, 2022	January 1, 2022
Derivatives not designated as hedging instruments:
Forward contract	Derivative asset – current	$237	$—
Cross currency swap	Derivative asset – current	6	—
Cross currency swap	Derivative asset – non-current	22,987	14,792

Total derivatives in an asset position		$23,230	$14,792

Forward contract	Derivative liability – current	$14	$—
Cross currency swap	Derivative liability – current	66	1,193

Total derivatives in a liability position		$80	$1,193

Derivatives designated as hedging instruments:
Interest rate swap	Derivative asset – current	$8,382	$—
Interest rate swap	Derivative asset – non-current	8,090	188

Total derivatives in an asset position		$16,472	$188

Interest rate swap	Derivative liability – current	$—	$2,568
Interest rate swap	Derivative liability – non-current	—	1,463

Total derivatives in a liability position		$—	$4,031

Total deferred gain	Accumulated other comprehensive income	$21,014	$2,542

The impact of derivative financial instruments on the Consolidated Statements of Operations and Comprehensive Income (Loss) is as follows:

	Fiscal Year
(in thousands)	2022	2021	2020
Gain (loss) on forward contract recognized in (loss) gain on foreign currency, net	$802	$(575)	$—
Gain on cross currency swap recognized in (loss) gain on foreign currency, net	$8,416	$12,594	$—
Gain (loss) on interest rate swap recognized in interest expense	$2,169	$(214)	$(3,458)

The table below presents the effect of cash flow hedge accounting on other comprehensive income:

	Fiscal Year
(in thousands)	2022	2021	2020
Amount of gain recognized in other comprehensive income	$20,678	$1,994	$ —
Amount of gain (loss) reclassified from accumulated other comprehensive income into income	$2,205	$(548)	$—

The Company had no derivative instruments designated as cash flow hedges in fiscal year 2020.

Amounts reclassified from accumulated other comprehensive income into income are recognized in interest expense. Within the next 12 months, the Company estimates that an additional $10.3 million of gains recognized within accumulated other comprehensive income will be reclassified as a decrease in interest expense.

Note 11. Segment Information

The Company has two reportable segments, U.S. Retail and Canada Retail. In addition to its two reportable segments, the Company has retail stores in Australia and its wholesale operations, which are classified within Other.

The Company evaluates the performance of its segments based on Segment Profit, which it defines as operating income, exclusive of corporate overhead and allocations, asset impairments and certain separately disclosed unusual or infrequent items. Segment Profit, as defined herein, may not be comparable to similarly titled measures used by other entities. These measures should not be considered as alternatives to our GAAP measures of Operating income, Net income, or cash flows from operating activities as an indicator of the Company’s performance or as a measure of liquidity.

During each of the periods presented, our segment results were as follows:

	Fiscal Year
(in thousands)	2022	2021	2020
Net sales:
U.S. Retail	$747,397	$644,182	$412,272
Canada Retail	582,944	481,559	364,159
Other	106,888	78,383	57,579

Total net sales	1,437,229	1,204,124	834,010

Segment profit:
U.S. Retail	181,664	166,988	44,571
Canada Retail	173,917	148,137	100,695
Other	33,395	16,235	18,247

Total segment profit	388,976	331,360	163,513

General corporate expenses	126,997	101,739	97,236
Depreciation and amortization	55,753	47,385	59,432

Operating income	206,226	182,236	6,845
Interest expense	(64,744)	(53,565)	(69,678)
(Loss) gain on foreign currency, net	(20,737)	1,583	2,924
Other income (expense), net	4,576	(4,848)	486
Loss on extinguishment of debt	(1,023)	(47,541)	—

Income (loss) before taxes	124,298	77,865	(59,423)
Income tax expense (benefit)	39,578	(5,529)	4,060

Net income (loss)	$84,720	$83,394	$(63,483)

We do not separately present depreciation expense, amortization expense or assets for our reportable segments, because these amounts are excluded from segment profit and the Company’s CODM does not review these amounts on a regular basis. The Company’s long-lived assets are primarily located in the U.S. and Canada, with a portion located in Australia. The locations of our long-lived assets consisted of the following as of December 31, 2022 and January 1, 2022:

(in thousands)	December 31, 2022	January 1, 2022
U.S.	$381,151	$115,815
Canada	275,091	74,333
Australia	24,770	4,311

Total long-lived assets	$681,012	$194,459

Long-lived assets reflected above consist of property and equipment, net, ROU lease assets and charity licensing agreements. The increase in long-lived assets for each of the geographic regions resulted primarily from the adoption of Topic 842 and the inclusion of ROU lease assets.

Note 12. Net Income (Loss) Per Share

Basic and diluted net income (loss) per share were as follows:

	Fiscal Year
(in thousands, except per share amounts)	2022	2021(1)	2020(1)
Basic net income (loss) per share:
Net income (loss)	$84,720	$83,394	$(63,483)
Basic weighted average shares outstanding	141,561	141,545	134,680

Basic net income (loss) per share:	$0.60	$0.59	$(0.47)

Diluted net income (loss) per share:
Net income (loss)	$84,720	$83,394	$(63,483)
Basic weighted average shares outstanding	141,561	141,545	134,680
Assumed exercise / vesting of options	4,488	3,846	—
Diluted weighted average shares outstanding (2)	146,049	145,391	134,680

Diluted net income (loss) per share:	$0.58	$0.57	$(0.47)

(1)	Prior to the Corporate Conversion in January 2022, net income per share is computed based on the number of common units outstanding.
(2)

For fiscal year 2022 and fiscal year 2020, the calculation of diluted net income (loss) per share excludes the effect of 636 and 2,746 options that, if exercised, would have been antidilutive. For fiscal year 2021 there were no options that would have had an antidilutive impact.

Note 13. Equity

The 2019 LLC Agreement governs the outstanding equity of the Company at December 31, 2022 and January 1, 2022. The Company’s capital structure includes no provision for the issuance of preferred stock. The 2019 LLC Agreement, among other provisions, contains the following items:

•	Restrictions on the transfer of equity, rights of first refusal and rights of first offer;

•	A call right, as defined by the 2019 LLC Agreement, by the Company related to equity held by any employee equityholder;

•	Certain take along rights and come along rights related to the sale or transfer of Common Units as defined in the 2019 LLC Agreement; and

•	Participation rights related to the issuance of any new securities as defined in the 2019 LLC Agreement.

Common shares

On January 7, 2022, in relation to the Corporate Conversion, holders of S-Evergreen Holding LLC units received one share of common stock of Savers Value Village, Inc. for each unit of S-Evergreen Holding LLC and corresponding adjustments were made to the Company’s outstanding equity awards. The Company’s common shares consisted of 713.5 million shares authorized, with 141.6 million issued and outstanding as of December 31, 2022.

Prior to the Corporate Conversion, the Company’s common units consisted of 141.6 million units of Class A common units issued and outstanding as of January 1, 2022. The Company did not have any Class B common units issued and outstanding as of January 1, 2022. As of January 1, 2022, there were 18.2 million units of Class B common units authorized.

Dividends

On December 12, 2022 and November 19, 2021, the Company declared dividends of $69.5 million and $75.0 million, respectively.

Note 14. Stock-based Compensation

On March 28, 2019, the Company adopted the 2019 Management Incentive Plan (the “2019 Plan”) which allows for the issuance of stock options to directors, officers, key employees, and other key individuals. The 2019 Plan allows for the issuance of up to 18.2 million new shares of common stock. Stock options awarded under the 2019 Plan contain both service and performance conditions. Awards issued under the 2019 Plan have a 10-year contractual term.

The Company classifies stock-based compensation expense in salaries, wages and benefits expense in the Consolidated Statements of Operations and Comprehensive income (Loss). The Company recognized stock-based compensation expense of $1.9 million, $0.7 million and $0.4 million during fiscal years 2022, 2021 and 2020, respectively. The total tax benefit associated with stock-based compensation for fiscal years 2022, 2021 and 2020 was $0.4 million, $0.3 million and $0.0 million, respectively.

Time-based options

Awards containing only a service condition (“time-based options”) generally vest in equal annual installments over five years, subject to continued employment through each vesting date. Stock-based compensation cost for time-based options is measured at the grant date based on the fair value of the award using the Black-Scholes-Merton option pricing model and is recognized ratably over the requisite service period of the awards. The Company accounts for forfeitures for time-based options as they occur. The following assumptions apply to time-based options awarded during fiscal year 2022:

	Fiscal Year 2022	Fiscal Year 2021	Fiscal Year 2020
Expected volatility	32.7% to 39.8%	31.3% to 36.2%	27.0% to 29.4%
Risk-free interest rate	1.8% to 3.6%	0.5% to 0.6%	0.5% to 1.7%
Expected term (in years)	6.50	6.50	6.50
Weighted average fair value of options per share	$5.70	$1.22	$0.73

Expected volatility is based on historic share price volatilities of comparable publicly traded companies. The risk-free rate is based on the 10 Year U.S. Treasury yield curve in effect at the time of each grant. The expected term of options granted represents the period of time that options are expected to be outstanding.

The following table summarizes the activity related to time-based options:

(in thousands, except per share and remaining term amounts)	Number of options	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2022	5,596	$2.14	8.03	$36,015
Granted	1,852	13.76
Exercised	(74)	1.46
Forfeited or expired	(398)	6.43

Outstanding at December 31, 2022	6,976	$4.99	7.66	$60,229

Exercisable at December 31, 2022	2,909	$2.02	6.93	$33,169

The total fair value of time-based options the vested during fiscal years 2022, 2021 and 2020 was $15.8 million, $15.1 million and $2.4 million, respectively. The total intrinsic value of time-based options exercised during fiscal years 2022, 2021 and 2020 was $0.9 million, $0 and $0, respectively. As of December 31, 2022, unrecognized compensation expense related to outstanding time-based options was $10.7 million, which is expected to be recognized over a weighted average remaining vesting period of 2.5 years.

Performance-based options

Stock option awards containing a performance condition (“performance-based options”) vest after the Company achieves specified multiples of the Company’s invested capital during the performance period and upon either a change in control or an initial public offering. Performance-based options are subject to continued employment through the vesting date and vest in 20% increments as performance measurements are achieved through the term of the options, which is five years from the grant date. During November 2022, the Company modified the vesting terms of its outstanding performance-based options for 40 grantees. The Company considered the modified vesting terms to constitute a modification under Topic 718 and thus remeasured the fair value of the outstanding performance-based options as of the modification date.

Compensation expense for performance-based options is recognized when it is probable that performance measurements will be achieved. The Company accounts for forfeitures for performance-based options as they occur. To date, and as of the modification date, the Company has not recognized compensation expense for performance-based options because achievement of the underlying performance conditions have not been met.

The following table summarizes the activity related to performance-based options:

(in thousands, except per share and remaining term amounts)	Number of options	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2022	8,376	$2.14	8.03	$53,890
Forfeited or expired	(428)	3.84

Outstanding at December 31, 2022	7,948	$2.05	7.02	$90,339

The Company did not award performance-based options during fiscal year 2022. Following the November 2022 modification, the weighted average fair value assigned to the performance-based options is $12.22. As of December 31, 2022, unrecognized compensation expense related to outstanding performance-based options was $97.0 million.

Note 15. Income Taxes

Income (loss) before income tax expense (benefit) consisted of the following:

	Fiscal Year
(in thousands)	2022	2021	2020
U.S. operations	$103,902	$86,828	$(57,496)
Foreign operations	20,396	(8,963)	(1,927)

Total income (loss) before tax expense (benefit)	$124,298	$77,865	$(59,423)

Components of income tax expense (benefit) are summarized as follows:

	Fiscal Year
(in thousands)	2022	2021	2020
Current:
U.S. - federal	$354	$(21)	$—
U.S. - state	3,279	4,661	28
Foreign	15,401	11,701	16,943
Deferred:
U.S. - federal	16,934	(7,257)	(12,602)
U.S. - state	4,074	(7,223)	(2,276)
Foreign	(464)	(7,390)	1,967

Total income tax expense (benefit)	$39,578	$(5,529)	$4,060

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows for the consolidated taxable entities at December 31, 2022 and January 1, 2022:

(in thousands)	December 31, 2022	January 1, 2022
Deferred tax assets:
Net operating loss carryforwards	$2,197	$3,962
Foreign tax credits	—	2,503
Lease liability	106,270	—
Deferred rent	—	2,981
Insurance reserves	4,235	2,561
Employment tax credits	3,208	5,315
Deferred interest	17,392	16,764
Deferred payroll	6,572	7,998
Sec. 267 Deferred Basis	8,776	8,568
Unrealized foreign exchange loss	6,957	—
Other	7,143	15,082

Deferred tax asset, exclusive of valuation allowance	162,750	65,734
Less: valuation allowance	8,923	4,855

Deferred tax asset, net	153,827	60,879

Deferred tax liabilities:
Property and equipment depreciation and amortization	16,636	6,206
Leasehold interests	3,930	5,857
Charity licensing agreements	11,695	13,350
Trade names and trademarks	23,902	23,363
Partnership tax deferral	5,075	4,827
ROU asset	103,297	—
Unrealized foreign exchange gain	4,909	—
Partnership basis	41,985	49,499
Other	5,539	7,293

Deferred tax liability	216,968	110,395

Deferred tax liability, net	$63,141	$49,516

As of December 31, 2022 and January 1, 2022, the Company did not have U.S. federal net operating loss carryforwards and had $24.6 million and $50.8 million, respectively, of U.S. state net operating loss carryforwards. These net operating loss carryforwards expire between 2024 and 2041. As of December 31, 2022, the Company had no federal foreign tax credit, no federal R&D credits and $3.2 million of other federal credits that will expire between 2039 and 2042. As of January 1, 2022, the Company had a federal foreign tax credit of $2.5 million that expires in 2026, federal R&D tax credits of $1.0 million that expire between 2039 and 2041, and other federal tax credits of $5.3 million that expire between 2031 and 2041.

Section 382 of the Internal Revenue Code and similar state regulations, contain provisions that may limit the NOL carryforwards available to be used to offset income in any given year upon the occurrence of certain events, including changes in the ownership within the meaning of Section 382. The Company reduced its tax attributes (NOLs and tax credits) and generated a limitation on utilization of such attributes resulting from the March 2019 Transactions and the Ares Share Purchase Transaction.

The Company maintains a valuation allowance of $5.7 million and $3.2 million related to its Canadian and Australian operations, respectively. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not expected to be realized. Management evaluates and weighs all available positive and negative evidence such as historic results, projected future taxable income, future reversals of existing deferred tax liabilities, as well as prudent and feasible tax-planning strategies. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are utilizable, we believe it is more likely than not that the Company will realize the net benefits of its deferred tax assets, other than the deferred tax assets related to the unrealized foreign exchange loss in Canada and deferred tax assets in Australia for which a valuation allowance has been maintained due to uncertainties relating to their realization. On the basis of this evaluation, the Company maintains a valuation allowance for the deferred tax assets related to the unrealized foreign exchange loss in Canada and the Australian deferred tax assets has been provided due to uncertainties relating to their realization.

Substantially all of the Company’s foreign income tax expense (benefit) is related to its Canadian operations. The Company’s Canadian business experiences differences between its income (loss) before tax expense (benefit) and taxable income (loss). During fiscal year 2022, this difference was primarily attributable to unrealized foreign exchange losses and differences related to depreciation and amortization expense. During fiscal year 2021, the difference resulted primarily from the partnership tax deferral, unrealized foreign exchange losses and a prepayment premium paid on the extinguishment of debt, which were partially offset by a utilization of our net operating loss carryforwards. The partnership tax deferral relates to the timing of our Canadian subsidiary’s tax year end. During fiscal year 2020, the Company’s Canadian business did not experience material differences between its income (loss) before tax expense (benefit) and taxable income (loss) but incurred additional tax expense related to the Canada Revenue Agency Settlement.

On March 27, 2020, Congress enacted the Coronavirus Aid Relief and Economic Security Act (“CARES Act”), in response to the COVID-19 pandemic. The CARES Act contain numerous income tax provisions, including refundable payroll tax credits, deferment of employer side social security payments, 100% utilization of net operating losses for taxable income in 2018, 2019 and 2020, 5 years NOL carryback from 2018, 2019 or 2020, interest limitation increase to 50% adjusted taxable income from 30% for tax years beginning January 1, 2019 and 2020 and immediate deduction of qualified improvement costs instead of depreciating them over 39 years. The Company has benefited from the increase of the 50% adjusted taxable income limitation on net interest expense deduction, immediate deductions of qualified improvement costs and the deferment of employer side social security payments.

The differences between income taxes expected by applying the U.S. federal statutory tax rate and the amount of income taxes provided for are as follows:

	Fiscal Year
(in thousands)	2022	2021	2020
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%
Tax expense (benefit) at statutory rate	$26,103	$16,352	$(12,479)
Increase (decrease) in income taxes resulting from:
State taxes net of federal benefit	5,844	8,828	(5,006)
Tax impact of restructuring	—	24,779	(11,293)
GILTI/FDII	(1,114)	2,438	3,193
Change in valuation allowance	4,068	(59,527)	8,969
Canada Revenue Agency Settlement	—	973	18,611
Other	7,248	4,868	2,065
Tax Credits	(2,571)	(4,240)	—

Income tax expense (benefit)	$39,578	$(5,529)	$4,060

The following table summarizes the activity related to the Company’s unrecognized tax benefits:

	Fiscal Year
(in thousands)	2022	2021	2020
Beginning gross unrecognized tax benefits balance	$1,912	$1,545	$1,545
Increase related to prior year tax position	—	367	—

Ending gross unrecognized tax benefits balance	$1,912	$1,912	$1,545

In the normal course of business, the Company is subject to examination by taxing authorities in the countries in which it operates. The Company is currently under audit by several taxing jurisdictions, federal and state. Although the outcome of tax audits is always uncertain, the Company has assessed the probable outcomes and potential exposure and believes that it has provided adequate amounts of tax, interest and penalties for any adjustments that may arise from these open tax years. The Company’s continuing practice is to recognize interest and penalties related to income tax matters in income tax expense.

On December 9, 2020, the Company signed a settlement agreement with Canada Revenue Agency to resolve certain income and nonresident withholding tax disputes with respect to tax years 2012–2019. Pursuant to the settlement, the Company had accrued tax and interest of CAD $28.1 million as of January 1, 2022, of which CAD $26.2 million was paid in fiscal year 2021 and CAD $1.9 million was paid in fiscal year 2022.

As of December 31, 2022, the Company had not recognized a deferred tax liability on the excess of the amount for financial reporting over the tax basis in the stock of certain foreign subsidiaries that is essentially permanent in duration. This amount becomes taxable upon a repatriation of assets from the subsidiaries or a disposal of the subsidiaries. It is not practicable to determine the amount of the related unrecognized deferred income tax liability.

Note 16. Commitments and Contingencies

Litigation and regulatory matters

The Company is involved from time to time in claims, proceedings and litigation arising in the ordinary course of business. The Company has made accruals with respect to these matters, where appropriate, which are reflected in the consolidated financial statements. For some matters, the amount of liability is not probable or the amount cannot be reasonably estimated and therefore accruals have not been made. The Company may enter into discussions regarding settlement of these matters and may enter into settlement agreements, if in the best interest of the Company. From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company’s financial position.

The Company periodically has inquiries from various government agencies regarding aspects of its operations. In 2014, the Company received such an inquiry from the Attorney General of the State of Washington. In December 2017, the Washington Attorney General (“AG”) filed a lawsuit against the Company in State Court relating to, among other things, alleged deceptive advertisements and marketing practices. The parties completed the first phase of the lawsuit in October 2019. The second phase of the lawsuit was scheduled for June 2020, but in May 2020, the Washington Court of Appeals granted the Company’s request for a discretionary review of the ruling in the first phase. On August 16, 2021, the Washington Court of Appeals ruled in the Company’s favor and dismissed all of the remaining claims. At this point, the Company has prevailed on all claims asserted in the lawsuit. On November 17, 2021, the Washington Court of Appeals denied a Motion for Reconsideration filed by the Washington AG. Thereafter, on December 17, 2021, the Washington AG filed a Petition for Review in the Washington Supreme Court. On March 30, 2022, the Washington Supreme Court granted the Washington AG’s petition to review the case. Oral argument took place at the Washington Supreme Court on October 25, 2022. On February 23, 2023 the Washington Supreme Court reaffirmed the Court of Appeals decision in favor of the Company and remanded the case to the trial court to dismiss the Washington Attorney General’s claims and rule on attorneys’ fees and costs.

Note 17. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 30, 2023, the date the financial statements were available to be issued and determined there are no additional events or transactions to disclose other than the events listed below.

On January 5, 2023, the Company repaid the $42.0 million advance under the Revolving Credit Facility.

On February 6, 2023, the Company issued $550.0 million of senior secured notes. The notes have a 9.75% interest rate and will mature in April 2028. Interest on the notes will be paid in cash semi-annually in arrears, on February 15 and August 15 of each year, commencing on August 15, 2023, and will accrue from the issue date of the notes. In connection with the Notes Offering, we repaid $233.4 million of outstanding borrowings under our Term Loan Facility and paid a $262.2 million dividend to our equityholders. We also paid a $23.6 million special bonus to certain of our employees and directors participating in our management equity incentive plan, who were unable to participate in the dividend.

In connection with preparing for an initial public offering, on May 26, 2023, the Company completed a reverse stock split, in which each share of pre-split common stock became 0.713506461319705 of a share of post-reverse split common stock (the “Reverse Stock Split”) and corresponding adjustments were made to the Company’s outstanding equity awards. All references to units, per unit, shares and per share amounts for all periods presented in these consolidated financial statements, including those in Notes 12, 13 and 14, have been retrospectively restated to give effect to the Reverse Stock Split.

SAVERS VALUE VILLAGE, INC. (formerly known as S-EVERGREEN HOLDING LLC)

Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share amounts, unaudited)

	April 1, 2023	December 31, 2022
Current assets:
Cash and cash equivalents	$92,954	$112,132
Trade receivables, net of allowance for doubtful accounts of $269 and $316	13,413	14,092
Inventories	25,169	21,822
Prepaid expenses and other current assets	38,420	35,647
Derivative asset – current	8,093	8,625

Total current assets	178,049	192,318
Property and equipment, net	194,424	190,518
Right-of-use lease assets	447,968	437,843
Goodwill	682,061	681,447
Intangible assets, net	169,547	170,651
Derivative asset – non-current	29,146	31,077
Other assets	3,864	3,961

Total assets	$1,705,059	$1,707,815

Current liabilities:
Accounts payable and accrued liabilities	$79,453	$80,748
Accrued payroll and related taxes	47,788	62,046
Lease liabilities – current	72,081	79,838
Current portion of long-term debt and short-term borrowings	38,250	50,250

Total current liabilities	237,572	272,882
Long-term debt, net	1,080,129	783,347
Lease liabilities – non-current	368,548	349,194
Deferred tax liabilities, net	54,540	63,141
Other liabilities	12,684	11,916

Total liabilities	1,753,473	1,480,480

Commitments and contingencies (see Note 10)
Stockholders’ (deficit) equity:
Common stock, 0.000001 par value, 713,506 shares authorized; 141,735 and 141,590 shares issued and outstanding	—	—
Additional paid-in capital	226,899	226,327
Accumulated deficit	(310,851)	(38,443)
Accumulated other comprehensive income	35,538	39,451

Total stockholders’ (deficit) equity	(48,414)	227,335

Total liabilities and stockholders’ (deficit) equity	$1,705,059	$1,707,815

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAVERS VALUE VILLAGE, INC. (formerly known as S-EVERGREEN HOLDING LLC)

Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

(All amounts in thousands, except per share amounts, unaudited)

	Three Months Ended
	April 1, 2023	April 2, 2022
Net sales	$345,684	$327,467
Operating expenses:
Cost of merchandise sold, exclusive of depreciation and amortization	145,753	143,955
Salaries, wages and benefits	92,632	65,433
Selling, general and administrative	77,045	72,473
Depreciation and amortization	14,484	12,649

Total operating expenses	329,914	294,510

Operating income	15,770	32,957
Other (expense) income:
Interest expense, net	(24,470)	(14,594)
Gain (loss) on foreign currency, net	1,295	(2,017)
Other expense, net	(216)	(77)
Loss on extinguishment of debt	(6,011)	(1,023)

Other expense, net	(29,402)	(17,711)

(Loss) income before income taxes	(13,632)	15,246
Income tax (benefit) expense	(3,437)	3,315

Net (loss) income	(10,195)	11,931

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(266)	(2,091)
Cash flow hedges	(3,647)	11,160

Other comprehensive (loss) income	(3,913)	9,069

Comprehensive (loss) income	$(14,108)	$21,000

Net (loss) income per share, basic	$(0.07)	$0.08
Net (loss) income per share, diluted	$(0.07)	$0.08
Basic weighted average shares outstanding	141,695	141,545
Diluted weighted average shares outstanding	141,695	145,599

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAVERS VALUE VILLAGE, INC. (formerly known as S-EVERGREEN HOLDING LLC)

Condensed Consolidated Statements of Stockholders’ (Deficit) Equity

(All amounts in thousands, except per share amounts, unaudited)

	Common A units		Common B units		Common stock				Accumulated other comprehensive income
	Units	Amount	Units	Amount	Shares	Amount	Additional paid in capital	Accumulated deficit		Total
Balance at December 31, 2022	—	$—	—	$—	141,590	$—	$226,327	$(38,443)	$39,451	$227,335
Stock-based compensation expense	—	—	—	—	—	—	917	—	—	917
Common stock issued, net	—	—	—	—	158	—	(150)	—	—	(150)
Repurchase of common stock	—	—	—	—	(13)	—	(195)	—	—	(195)
Dividends declared, $1.32 per share	—	—	—	—	—	—	—	(262,213)	—	(262,213)
Comprehensive loss	—	—	—	—	—	—	—	(10,195)	(3,913)	(14,108)

Balance at April 1, 2023	—	$—	—	$—	141,735	$—	$226,899	$(310,851)	$35,538	$(48,414)

Balance at January 1, 2022	141,545	$223,379	—	$1,297	—	$—	$—	$(53,708)	$14,464	$185,432
Corporate Conversion of common units to common stock	(141,545)	(223,379)	—	(1,297)	141,545	—	224,676	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	162	—	—	162
Comprehensive income	—	—	—	—	—	—	—	11,931	9,069	21,000

Balance at April 2, 2022	—	$—	—	$—	141,545	$—	$224,838	$(41,777)	$23,533	$206,594

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAVERS VALUE VILLAGE, INC. (formerly known as S-EVERGREEN HOLDING LLC)

Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, unaudited)

	Three Months Ended
	April 1, 2023	April 2, 2022
Cash flows from operating activities:
Net (loss) income	$(10,195)	$11,931
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Stock-based compensation expense	917	162
Amortization of debt issuance costs and debt discount	1,466	959
Depreciation and amortization	14,484	12,649
Operating lease expense	29,392	29,460
Deferred income taxes, net	(8,611)	(6,648)
Loss on extinguishment of debt	6,011	1,023
Other items, net	(3,905)	1,546
Changes in operating assets and liabilities:
Trade receivables	(1,043)	(2,591)
Inventories	(3,328)	713
Prepaid expenses and other current assets	(1,014)	(515)
Accounts payable and accrued liabilities	2,351	9,400
Accrued payroll and related taxes	(14,292)	(29,093)
Operating lease liabilities	(27,830)	(26,244)
Other liabilities	763	(1,179)

Net cash (used in) provided by operating activities	(14,834)	1,573

Cash flows from investing activities:
Purchases of property and equipment	(20,799)	(25,822)
Net settlement of derivative instruments	(51)	(1,074)

Net cash used in investing activities	(20,850)	(26,896)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net	529,247	—
Principal payments on long-term debt	(235,463)	(4,780)
Advances on revolving line of credit	35,000	53,000
Repayments of revolving line of credit	(47,000)	(28,000)
Prepayment premium on extinguishment of debt	—	(1,023)
Net settlement of derivative instruments	1,785	—
Repurchase of shares and shares withheld to cover taxes	(345)	—
Payment of debt issuance costs	(4,359)	(161)
Dividends paid	(262,235)	—

Net cash provided by financing activities	16,630	19,036

Effect of exchange rate changes on cash and cash equivalents	(124)	1,335
Net change in cash and cash equivalents	(19,178)	(4,952)
Cash and cash equivalents at beginning of period	112,132	97,915

Cash and cash equivalents at end of period	$92,954	$92,963

Supplemental disclosures of cash flow information:
Interest paid on debt	$17,841	$12,936
Income taxes paid, net	$4,982	$5,271
Supplemental disclosure of noncash investing activities:
Noncash capital expenditures	$2,820	$1,674

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAVERS VALUE VILLAGE, INC. (formerly known as S-EVERGREEN HOLDING LLC)

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

Note 1. Description of Business and Basis of Presentation

Description of business

Savers Value Village, Inc. (formerly known as S-Evergreen Holding LLC), a Washington State based company, together with its wholly owned subsidiaries (the “Company”, “we”, “us” or “our”), sells second-hand merchandise primarily in retail stores located in the United States (“U.S.”), Canada and Australia.

Basis of presentation

The accompanying interim condensed consolidated financial statements have not been audited but, in the opinion of the Company, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of its financial position as of April 1, 2023, and its results of operations and cash flows for the three months ended April 1, 2023, and April 2, 2022. The condensed consolidated balance sheet at December 31, 2022 has been derived from the audited financial statements at that date but does not include all of the disclosures required by U.S. GAAP for complete financial statements. These interim unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the fiscal year ended December 31, 2022, and the notes thereto. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year.

The Company reports on a fiscal year basis ending on the Saturday nearest December 31. Both three-month interim reporting periods ended April 1, 2023 and April 2, 2022 consisted of 13 weeks. All dollar amounts in the Notes to these interim unaudited condensed consolidated financial statements, with the exception of per share amounts, are rounded to the nearest thousand unless otherwise indicated.

Reclassifications

Certain reclassifications have been made to the prior period’s financial statements to enhance the comparability with the current period’s financial statements. As a result, certain line items have been amended in the unaudited condensed balance sheets and unaudited condensed statements of operations and comprehensive (loss) income to conform to the current period’s presentation.

Change in presentation

In fiscal year 2021, the Company presented debt discount of $7.9 million on its Term Loan Facility as Payment of debt issuance costs and debt discount within financing activities on the Consolidated Statements of Cash Flows. In fiscal year 2023, the Company changed its prior presentation of this debt discount, and will present it net against the proceeds from the Term Loan Facility as Proceeds from issuance of long-term debt, net within cash flows from financing activities.

Note 2. Summary of Significant Accounting Policies

There have been no material changes to the Company’s significant accounting policies as described in the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2022.

Use of estimates

The preparation of these interim unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. These estimates are based on available information and on various other assumptions that are believed to be reasonable under the circumstances. Certain items subject to such estimates and assumptions include, but are not limited to, the valuation of intangibles, the valuation of goodwill and income taxes. Actual results could vary from those estimates under different assumptions or conditions.

Revenue recognition

The following table disaggregates our revenue by retail and wholesale during each of the periods presented:

	Three Months Ended
(in thousands)	April 1, 2023	April 2, 2022
Retail sales	$327,428	$309,963
Wholesale sales	18,256	17,504

Total net sales	$345,684	$327,467

Emerging growth company

Following amendments in September 2022 to Rule 405 of the Securities Act of 1933 and Rule 12b-2 of the Exchange Act, the Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups (“JOBS”) Act and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, exemptions from the requirements to both hold a nonbinding advisory vote on executive compensation, and to obtain equityholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

The Company has elected not to opt out of the extended transition period which means that when a standard is issued or revised and it has different application dates for public and private companies, the Company, as an emerging growth company, can adopt the new or revised standard using the timeframe applicable to private companies. This may make comparison of the Company’s financial statements with other public companies difficult because of the potential differences in accounting standards used.

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments that replaces the existing incurred loss model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. For private companies, this standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this guidance, and subsequent amendments to this guidance, as of January 1, 2023. The change to an expected credit loss model did not have a material effect on the Company’s interim unaudited condensed consolidated financial statements.

Note 3. Property and Equipment

Property and equipment, net, consisted of the following:

(in thousands)	April 1, 2023	December 31, 2022
Furniture, fixtures and equipment	$243,344	$230,694
Leasehold improvements	93,361	88,739

Total property and equipment	336,705	319,433
Less: accumulated depreciation	142,281	128,915

Total property and equipment, net	$194,424	$190,518

Depreciation expense for the three months ended April 1, 2023, and April 2, 2022 was $13.3 million and $11.4 million, respectively.

Note 4. Indebtedness

Debt consisted of the following:

(in thousands)	April 1, 2023	December 31, 2022
Term Loan Facility	$579,225	$814,687
Senior Secured Notes	550,000	—
Advances on Revolving Credit Facility	30,000	42,000

Total face value of debt	1,159,225	856,687
Less: current portion of long-term debt and short-term borrowings	38,250	50,250
Less: unamortized debt issuance costs and debt discount	40,846	23,090

Long-term debt, net	$1,080,129	$783,347

On February 6, 2023, the Company issued $550.0 million of Senior Secured Notes (the “Notes”) at a discount of 2.014%. In connection with the issuance of the Notes, the Company paid a $262.2 million dividend, repaid $233.4 million of outstanding borrowings under the Term Loan Facility and paid a $23.6 million one-time bonus to certain of our employees and directors participating in our management equity inventive plan, who were unable to participate in the dividend. The repayment resulted in a loss on extinguishment of debt of $6.0 million. The Company did not incur a penalty on the repayment.

The Notes have a 9.75% fixed interest rate. Interest began accruing on the date of issuance and the first interest payment is due on August 15, 2023, with interest due every February 15 and August 15 thereafter through maturity. The Notes mature in April 2028, coterminous with the Term

Loan Facility. The Company’s principal subsidiaries in the U.S. are issuers of the Notes. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by most of the Company’s U.S. and Canadian subsidiaries (other than the issuers). The Notes rank pari passu with the Term Loan Facility in right of payment and are subordinated to our existing super-priority Revolving Credit Facility in right of payment.

Prior to February 15, 2025, we may redeem the Notes at any time, in whole or in part, at a price equal to 100% of the principal amount of such Notes, plus a make-whole premium, plus accrued and unpaid interest. We may also redeem (a) up to an aggregate of 40% of the principal amount of the Notes with the proceeds of certain equity offerings, at a redemption price of 109.750% of the principal amount of Notes redeemed, plus accrued and unpaid interest, and (b) up to 10% of the then outstanding aggregate principal amount of the Notes during each of the twelve-month periods ending after February 6, 2023, at a redemption price equal to 103% of the aggregate principal amount thereof, plus accrued and unpaid interest.

On or after February 15, 2025, we may redeem the Notes in whole or in part at the redemption prices set forth below, plus accrued and unpaid interest:

For the period	Redemption Price
February 15, 2025 through February 14, 2026	104.875%
February 15, 2026 through February 14, 2027	102.438%
On or after February 15, 2027 and thereafter	100.000%

If a change in control occurs, we will be required to repurchase the Notes at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest.

The indenture, pursuant to which the Notes were issued, contains customary covenants limiting our ability to take certain actions, as well as a number of important exceptions. Certain covenants may be suspended in the event the Notes are assigned an investment grade rating from two of three rating agencies.

As of April 1, 2023, advances on the Revolving Credit facility were $30.0 million, there were $1.3 million of letters of credit outstanding and $43.7 million was available to borrow. On April 6, 2023, the Company repaid the $30.0 million advance under the Revolving Credit Facility that was outstanding at April 1, 2023.

Note 5. Fair Value Measurements

The Company utilizes fair value measurements for its financial assets and financial liabilities and fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is based upon a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than unadjusted quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

The following table presents financial assets and financial liabilities that are measured at fair value on a recurring basis at April 1, 2023:

	Fair Value Hierarchy
(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Interest rate swap	$—	$13,294	$—	$13,294
Cross currency swap	—	23,785	—	23,785
Forward contract	—	160	—	160

Total	$—	$37,239	$—	$37,239

Liabilities:
Cross currency swap	$—	$120	$—	$120
Forward contract	—	—	—	—

Total	$—	$120	$—	$120

The following table presents financial assets and financial liabilities that are measured at fair value on a recurring basis at December 31, 2022:

	Fair Value Hierarchy
(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Interest rate swap	$—	$16,472	$—	$16,472
Cross currency swap	—	22,993	—	22,993
Forward contract	—	237	—	237

Total	$—	$39,702	$—	$39,702

Liabilities:
Cross currency swap	$—	$66	$—	$66
Forward contract	—	14	—	14

Total	$—	$80	$—	$80

Interest rate swaps, cross currency swaps and forward contracts are fair valued using independent pricing services and the Company obtains an understanding of the methods used in pricing. As such, these derivative instruments are classified within Level 2.

There were no transfers of financial assets or liabilities between Level 1, Level 2 or Level 3 for the three months ended April 1, 2023.

As of April 1, 2023, the fair value of the Company’s Senior Secured Notes, based on Level 2 inputs, was $525.8 million.

Note 6. Derivative Financial Instruments

As a result of its operating and financing activities, the Company is exposed to market risks from changes in interest and foreign currency exchange rates. These market risks may adversely affect the Company’s operating results and financial position. The Company seeks to minimize risk from changes in interest and foreign currency exchange rates through the use of derivative financial instruments.

Derivative contracts are not collateralized and are entered into with large, reputable financial institutions that are monitored for counterparty risk.

Foreign currency contracts

The Company operates in foreign countries, which exposes it to market risk associated with foreign currency exchange rate fluctuations. The Company uses derivative financial instruments to manage its exposure to foreign currency exchange rate risk, specifically forward sales of the Canadian Dollar (“CAD”) and U.S. Dollar (“USD”) – CAD cross currency swaps. Forward sales contracts lock in the exchange rate for a portion of the estimated cash flows of the Company’s Canadian operations and USD – CAD cross currency swaps manage the risk that arises from having USD-denominated assets and liabilities in an entity with a functional currency that is not the USD. As of April 1, 2023 and December 31, 2022, the Company’s forward contracts had USD equivalent gross notional amounts of $59.0 million and $42.1 million, respectively. Additionally, as of April 1, 2023 and December 31, 2022, cross currency swaps with notional amounts of $275.0 million were outstanding.

Interest rate swap contracts

The Company’s market risk is affected by changes in interest rates. The Company’s Term Loan Facility bears interest based on market rates plus an applicable spread. Because the interest rate on the Company’s floating-rate debt is tied to market rates, the Company manages its exposure to interest rate movements by effectively converting a portion of its floating-rate debt to fixed-rate debt. Interest rate swaps involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreement without exchange of the underlying notional amount.

The Company has agreements with each of its derivative counterparties that contain a provision whereby the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company’s default on the indebtedness.

At April 1, 2023 and December 31, 2022, interest rate swaps with notional amounts of $275.0 million were outstanding.

The fair values of cross currency swap contracts, forward contracts and interest rate swap contracts are as follows:

(in thousands)	Balance Sheet Location	April 1, 2023	December 31, 2022
Derivatives not designated as hedging instruments:
Forward contract	Derivative asset – current	$160	$237
Cross currency swap	Derivative asset – current	—	6
Cross currency swap	Derivative asset – non-current	23,785	22,987

Total derivatives in an asset position		$23,945	$23,230

Forward contract	Accounts payable and accrued liabilities	$—	$14
Cross currency swap	Accounts payable and accrued liabilities	120	66

Total derivatives in a liability position		$120	$80

Derivatives designated as hedging instruments:
Interest rate swap	Derivative asset – current	$7,933	$8,382
Interest rate swap	Derivative asset – non-current	5,361	8,090

Total derivatives in an asset position		$13,294	$16,472

Total deferred gain	Accumulated other comprehensive income	$17,367	$21,014

The impact of derivative financial instruments on the Consolidated Statements of Operations and Comprehensive (Loss) Income is as follows:

	Three Months Ended
(in thousands)	April 1, 2023	April 2, 2022
Loss on forward contract recognized in gain (loss) on foreign currency, net	$(65)	$(310)
Gain (loss) on cross currency swap recognized in gain (loss) on foreign currency, net	$689	$(10,259)
Gain (loss) on interest rate swap recognized in interest expense	$2,394	$(227)

The table below presents the effect of cash flow hedge accounting on other comprehensive (loss) income:

	Three Months Ended
(in thousands)	April 1, 2023	April 2, 2022
Amount of (loss) gain recognized in other comprehensive (loss) income	$(1,253)	$10,922
Amount of gain (loss) reclassified from accumulated other comprehensive income into net (loss) income	$2,394	$(238)

Amounts reclassified from accumulated other comprehensive income into net (loss) income are recognized in interest expense. Within the next 12 months, the Company estimates that an additional $9.9 million of gains currently recognized within accumulated other comprehensive income will be reclassified as a decrease in interest expense.

Note 7. Segment Information

The Company has two reportable segments, U.S. Retail and Canada Retail. In addition to its two reportable segments, the Company has retail stores in Australia and its wholesale operations, which are classified within Other.

The Company evaluates the performance of its segments based on Segment Profit, which it defines as operating income, exclusive of corporate overhead and allocations, asset impairments and certain separately disclosed unusual or infrequent items. Segment Profit, as defined herein, may not be comparable to similarly titled measures used by other entities. These measures should not be considered as alternatives to our GAAP measures of Operating income, Net income, or cash flows from operating activities as an indicator of the Company’s performance or as a measure of liquidity.

During each of the periods presented, our segment results were as follows:

	Three Months Ended
(in thousands)	April 1, 2023	April 2, 2022
Net sales:
U.S. Retail	$184,021	$174,023
Canada Retail	133,273	127,909
Other	28,390	25,535

Total net sales	$345,684	$327,467

Segment profit:
U.S. Retail	$42,484	$37,756
Canada Retail	33,968	28,117
Other	9,562	5,717

Total segment profit	86,014	71,590

General corporate expenses	55,760	25,984
Depreciation and amortization	14,484	12,649

Operating income	15,770	32,957
Interest expense, net	(24,470)	(14,594)
Gain (loss) on foreign currency, net	1,295	(2,017)
Other expense, net	(216)	(77)
Loss on extinguishment of debt	(6,011)	(1,023)

(Loss) income before taxes	(13,632)	15,246
Income tax (benefit) expense	(3,437)	3,315

Net (loss) income	$(10,195)	$11,931

Note 8. Net (Loss) Income Per Share

Basic and diluted net (loss) income per share were as follows:

	Three Months Ended
(in thousands, except per share data)	April 1, 2023	April 2, 2022
Numerator
Net (loss) income	$(10,195)	$11,931
Denominator
Basic weighted average common shares outstanding	141,695	141,545
Dilutive effect of employee stock options	—	4,054

Diluted weighted average common shares outstanding (1)	141,695	145,599

Net (loss) income per share
Basic	$(0.07)	$0.08
Diluted	$(0.07)	$0.08

(1)

For the three months ended April 1, 2023, the calculation of diluted net loss per share excludes the effect of 4,644 options that, if exercised, would have been antidilutive. For the thirteen weeks ended April 2, 2022, there were no options that would have had an antidilutive impact.

Note 9. Income Taxes

The income tax provision or benefit for interim periods is generally determined using an estimate of the Company’s annual effective tax rate adjusted for any discrete items, if any, in the relevant period. Each quarter the estimate of the annual effective tax rate is updated, and if the Company’s estimated tax rate changes, a cumulative adjustment is made.

The effective tax rate for the three months ended April 1, 2023, was 25.2 % of pre-tax loss. The effective tax rate for the three months ended April 2, 2022, was 21.8% of pre-tax income. The effective tax rates differed from the federal statutory rate primarily due to changes in the valuation allowances, tax credits, withholding taxes, state income taxes, Global Intangible Low Taxed Income (GILTI), Foreign Derived Intangible Income (FDII), and foreign rate differential.

Note 10. Commitments and Contingencies

Litigation and regulatory matters

The Company is involved from time to time in claims, proceedings and litigation arising in the ordinary course of business. The Company has made accruals with respect to these matters, where appropriate, which are reflected in the condensed consolidated financial statements. For some matters, the amount of liability is not probable or the amount cannot be reasonably estimated and therefore accruals have not been made. The Company may enter into discussions regarding settlement of these matters and may enter into settlement agreements, if in the best interest of the Company. From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company’s financial position.

The Company periodically has inquiries from various government agencies regarding aspects of its operations. In 2014, the Company received such an inquiry from the Attorney General of the State of Washington. In December 2017, the Washington Attorney General (“AG”) filed a lawsuit against the Company in State Court relating to, among other things, alleged deceptive advertisements and marketing practices. The parties completed the first phase of the lawsuit in October 2019. The second phase of the lawsuit was scheduled for June 2020, but in May 2020, the Washington Court of Appeals granted the Company’s request for a discretionary review of the ruling in the first phase. On August 16, 2021, the Washington Court of Appeals ruled in the Company’s favor and dismissed all of the remaining claims. At this point, the Company has prevailed on all claims asserted in the lawsuit. On November 17, 2021, the Washington Court of Appeals denied a Motion for Reconsideration filed by the Washington AG. Thereafter, on December 17, 2021, the Washington AG filed a Petition for Review in the Washington Supreme Court. On March 30, 2022, the Washington Supreme Court granted the Washington AG’s petition to review the case. Oral argument took place at the Washington Supreme Court on October 25, 2022. On February 23, 2023 the Washington Supreme Court reaffirmed the Court of Appeals decision in favor of the Company and remanded the case to the trial court to dismiss the Washington Attorney General’s claims and rule on attorneys’ fees and costs.

Note 11. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through May 11, 2023, the date the financial statements were available to be issued and determined there are no additional events or transactions to disclose other than the event listed below.

On April 6, 2023, the Company repaid the $30.0 million advance under the Revolving Credit Facility that was outstanding at April 1, 2023.

In connection with preparing for an initial public offering, on May 26, 2023, the Company completed a reverse stock split, in which each share of pre-split common stock became 0.713506461319705 of a share of post-reverse split common stock (the “Reverse Stock Split”) and corresponding adjustments were made to the Company’s outstanding equity awards. All references to units, per unit, shares and per share amounts for all periods presented in these condensed consolidated financial statements, including those in Note 8, have been retrospectively restated to give effect to the Reverse Stock Split.

18,750,000 Shares

Common Stock

Prospectus

            , 2023

J.P. Morgan	Jefferies	Goldman Sachs & Co. LLC	UBS Investment Bank

Baird	CIBC Capital Markets	Guggenheim Securities	Piper Sandler	B. Riley Securities	KKR

Academy Securities	AmeriVet Securities	Ramirez & Co., Inc.	Blaylock Van	Siebert Williams Shank

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$11,020
FINRA filing fee	45,500
Initial exchange listing fee	295,000
Printing and engraving expenses	2,089,465
Legal fees and expenses	8,382,217
Accounting fees and expenses	7,166,188
Transfer agent and registrar fees	10,000
Miscellaneous fees and expenses	1,246,610
Total	$19,246,000

Item 14. Indemnification of directors and officers.

Upon the completion of the offering contemplated by this registration statement, we will be incorporated under the laws of the State of Delaware. Section 102 of the DGCL, permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the DGCL, our certificate of incorporation and bylaws will provide that we will indemnify and advance expenses to our directors and officers, and may indemnify and advance expenses to our employees and other agents, to the fullest extent permitted by Delaware law. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended.

We intend to enter into agreements with our directors and executive officers that will require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay in connection with any proceeding to which such person may be made a party by reason of the fact that such person is or was serving in such capacity, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. These indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Upon the completion of this offering, we will maintain a directors’ and officers’ liability insurance policy. The policy will insure directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburse us for those losses for which we lawfully indemnify the directors and officers. The policy will likely contain various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent sales of unregistered securities.

None.

Item 16. Exhibits and financial statement schedules.

(A) Exhibits

The exhibits to this registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(B) Financial statement schedules

Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17. Undertakings.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.

3.1	Form of Amended and Restated Certificate of Incorporation of Savers Value Village, Inc. (to be effective upon completion of this offering).

3.2*	Form of Amended and Restated Bylaws of Savers Value Village, Inc. (to be effective upon completion of this offering).

4.1*	Form of Amended of Restated Stockholders Agreement, by and among the Registrant and the other parties named therein.

4.2*	Form of Registration Rights Agreement, by and among the Registrant and the other parties named therein.

4.3*	Indenture, dated as of February 6, 2023, by and among Evergreen AcqCo 1 LP, TVI, Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee.

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

10.1*	Form of Indemnification Agreement.

10.2*

Credit Agreement, dated as of April 26, 2021, by and among Evergreen Acqco 1 LP, as US Borrower, Value Village Canada Inc., as Canadian Borrower, S-Evergreen Holding Corp., as Holdings, Evergreen Acqco GP LLC, as Holdings GP, KKR Loan Administration Services LLC, as Administrative Agent and as Collateral Agent, KKR Capital Markets LLC, as Lender and as Joint Lead Arranger, Jefferies Finance LLC, as Lender and as Joint Lead Arranger, PNC Bank, National Association, as Lender and as Joint Lead Arranger, and Credit Suisse Loan Funding LLC, as Lender and as Joint Lead Arranger.

10.3*	First Amendment to Credit Agreement, dated as of November 8, 2021, by and among Evergreen Acqco 1 LP, as US Borrower, Value Village Canada Inc., as Canadian Borrower, S-Evergreen Holding Corp., as Holdings, Evergreen Acqco GP LLC, as Holdings GP, KKR Loan Administration Services LLC, as Administrative Agent and as Collateral Agent, KKR Corporate Lending LLC, as a 2021 Incremental Term Lender, Jefferies Finance LLC, as a 2021 Incremental Term Lender and Credit Suisse AG, Cayman Islands Branch, as a 2021 Incremental Term Lender.

10.4*	Second Amendment to Credit Agreement, dated as of November 23, 2022, among Evergreen Acqco 1 LP, as US Borrower, Value Village Canada INC., as Canadian Borrower, S-Evergreen Holding Corp., as Holdings, Evergreen Acqco GP LLC, as Holdings GP, the other Guarantors party thereto, KKR Loan Administration Services LLC, as Administrative Agent and Collateral Agent, and PNC Bank, National Association, as 2022 Incremental Revolving Lender.

Exhibit Number	Description of Document

10.5*	Agreement for the Design, Manufacturing and Commissioning of a Centralized Processing Center CPC, dated as of July 24, 2020, by and between the Registrant and the other party named therein.

10.6*	Agreement for the Design, Manufacturing and Commissioning of a Books and Media Processing System, dated as of September 22, 2020, by and between the Registrant and the other party named therein.

10.7	Omnibus Incentive Compensation Plan.

10.8#	Form of Option Agreement under the Omnibus Incentive Compensation Plan.

10.9#	Form of Restricted Stock Unit Agreement under the Omnibus Incentive Compensation Plan.

10.10#*	2019 Management Incentive Plan.

10.11#*	Form of Option Agreement under the 2019 Management Incentive Plan.

10.12#*	Amended and Restated Employment Agreement by and between the Registrant and Mark Walsh.

10.13#*	Form of Executive Employment Agreement.

10.14#*	Non-Qualified Deferred Compensation Plan.

10.15#*	Form of Annual Bonus Plan.

21.1*	Subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).

23.3*	Consent of Transom Consulting Group LLC.

24.1*	Power of Attorney (included on signature page).

107	Filing Fee Table.

*	Previously filed.
#	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bellevue, Washington, on June 20, 2023.

Savers Value Village, Inc.

By:	/s/ Mark Walsh
Mark Walsh
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Mark Walsh	Chief Executive Officer (Principal Executive Officer)	June 20, 2023
Mark Walsh

/s/ Jay Stasz	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 20, 2023
Jay Stasz

*	Chairman of the Board of Directors	June 20, 2023
Scott Graves

*	Director	June 20, 2023
Aaron Rosen

*	Director	June 20, 2023
Robyn Collver

*	Director	June 20, 2023
William Allen

*	Director	June 20, 2023
Duane Woods

*	Director	June 20, 2023
Aina Konold

*	Director	June 20, 2023
Kristy Pipes

*By:	/s/ Richard Medway
Richard Medway
Attorney-in-Fact